Filed Pursuant to Rule 424(b)(4)

Registration File No. 333-118253

PROSPECTUS

57,189,693 Shares

ECC Capital Corporation

Shares of Common Stock

We were formed in April 2004 for the purpose of building and managing a portfolio of subprime residential mortgage loans. Concurrently with the closing of this offering, we will acquire Encore Credit Corp., a nationwide mortgage company that originates subprime residential mortgage loans primarily on a wholesale basis. We expect to qualify as a real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended, or the Code, commencing with our taxable year ending December 31, 2005.

This is an initial public offering of shares of common stock of ECC Capital Corporation. No public market currently exists for our common stock. We are offering 52,500,000 shares of our common stock to be sold in this offering. The selling stockholders identified in this prospectus are offering an additional 4,689,693 shares. We will not receive any of the proceeds from the sale of the shares sold by the selling stockholders. The initial public offering price of our common stock is $6.75. Our common stock has been approved for listing on the New York Stock Exchange, or NYSE, under the symbol “ECR,” subject to official notice of issuance.

There are certain limitations on the transferability of our shares of common stock. For more information, see “Description of Stock.”

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 14 for a description of such risks. Some, but not all, of the risks described in greater detail in the “Risk Factors” section include:

•   our success will depend on our ability to originate subprime residential mortgage loans for our portfolio;

•   if we do not obtain and maintain the appropriate state licenses we will not be allowed to originate, purchase and table fund mortgage loans in some states, which would adversely affect our operations;

•   we have no operating history with respect to our proposed portfolio strategy and no experience operating as a REIT, which limits your ability to evaluate key components of our business strategy and our growth prospects and increases your investment risk;

•   we have not committed the net proceeds of this offering to any specific investments and you will not have the opportunity to evaluate the merits of any assets we acquire;

•   we have not yet identified specific mortgage assets to acquire with the net proceeds of this offering and the concurrent private placement and we may not be able to acquire such assets on a timely basis or upon favorable terms;

•   the residential mortgage origination business is a cyclical industry and has recently been at its highest levels ever and may decline, which could reduce the number of mortgage loans we originate in the future and adversely impact our business;

•   our ability to generate net interest income from our securitizations is dependent upon the success of our portfolio-based model of securitization, which subjects us to a number of additional risks associated with the timing of receipt of revenue and market volatility;

•   our investment and leverage strategy could reduce our net income and the amount available for distributions and cause us to suffer substantial losses;

•   our business requires a significant amount of cash, and if it is not available, our business and financial performance will be significantly harmed;

•   in a period of rising interest rates, our interest expense could increase faster than the interest we earn on our assets due to our strategy of financing hybrid/adjustable-rate or fixed rate assets with floating-rate liabilities;

•   the subprime loans we originate generally have higher delinquency and default rates than prime mortgage loans, which could result in losses on loans that we retain or are required to repurchase;

•   while we intend to leverage our equity capital 10 to 14 times, we have not established a limit on the amount of leverage we may incur; and

•   if we fail to qualify as a REIT for federal income tax purposes, distributions will not be required under the Code, we will be taxed as a corporation and our liability for certain federal, state and local income taxes may significantly increase, which could result in a material decrease in cash available for distribution to our stockholders.

	Per Share	Total
Public offering price	$6.750	$386,030,428
Underwriting discount(1)(2)	$0.405	$23,161,826
Proceeds, before expenses, to us	$6.345	$333,112,500
Proceeds, before expenses, to selling stockholders	$6.345	$29,756,102

(1)	Excludes a financial advisory fee payable to Friedman Billings Ramsey & Co., Inc. equal to 1% of the gross proceeds received from the sale of all common stock sold by us in this offering.

(2)	Concurrently with the closing of this offering, an affiliate of Friedman, Billings, Ramsey & Co., Inc., our sole book-running manager, is expected to purchase $25 million of our common stock at a per share price equal to the initial public offering price less the underwriting discount. The shares issued in the concurrent private placement are not being registered as part of this offering and will be restricted securities. The affiliate’s participation in the concurrent private placement may be deemed underwriting compensation within the meaning of Rule 2710 of the National Association of Securities Dealers. See “Underwriting.”

We have granted the underwriters an option to purchase up to 8,578,454 additional shares of common stock from us, exercisable within 30 days after the date of this prospectus, to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We expect to deliver the shares of common stock on or about February 18, 2005.

FRIEDMAN BILLINGS RAMSEY

STIFEL, NICOLAUS & COMPANY

INCORPORATED

FLAGSTONE SECURITIES

JMP SECURITIES

ROTH CAPITAL PARTNERS

The date of this prospectus is February 14, 2005.

i

ii

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any offer or sale of our common stock, and we expressly disclaim any duty to update this prospectus.

iii

SUMMARY

This is only a summary and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including “Risk Factors” and our financial statements and related notes, before making an investment decision. Unless indicated otherwise, the information included in this prospectus assumes (1) the completion of the merger of Encore Credit Corp., a California corporation, with a wholly-owned subsidiary of ECC Capital Corporation, a Maryland corporation, as described under “—Our Corporate History and Formation” below and (2) no exercise by the underwriters of their option to purchase up to an additional 8,578,454 shares of our common stock to cover over-allotments, if any, and gives effect to the sale of our common stock in this offering at $6.75 per share. In this prospectus, unless indicated otherwise, references to “we,” “our” and “us” refer to the combined activities of, and the assets and liabilities of, the business and operations of ECC Capital Corporation, including Encore Credit Corp., Bravo Credit Corporation and Encore Credit Corporation of Minnesota. References to ECC Capital refer to ECC Capital Corporation and references to Encore Credit refer to Encore Credit Corp.

Our Business

We were formed in April 2004 for the purpose of building and managing a portfolio of subprime residential mortgage loans. Encore Credit, our wholly-owned subsidiary, is a nationwide mortgage banking company that originates and purchases subprime residential mortgage loans, primarily on a wholesale basis. Encore Credit originates and purchases loans through a network of independent mortgage brokers and a limited number of mortgage lenders, and is currently developing a retail operation. Encore Credit does not purchase loans from mortgage lenders on a bulk basis.

Encore Credit, which began its lending operations in March 2002, originated approximately $4.6 billion of subprime residential mortgage loans in 2003, and approximately $2.7 billion and $6.5 billion during the three months and nine months ended September 30, 2004, respectively. Encore Credit’s loan originations were approximately 92.2% cash-out refinancings or purchase money loans and approximately 7.8% were rate or term, no cash-out refinancings for the nine months ended September 30, 2004. We characterize loans where the borrower receives cash in-hand in excess of two percent of the value of the loan or $2,500, whichever is less, as cash-out refinancings.

Our strategy is to use our equity capital, including a portion of the net proceeds from this offering and the concurrent private placement, and funds borrowed under our warehouse and repurchase facilities, to finance future mortgage loan originations. We anticipate that ECC Capital’s loan portfolio will consist mainly of subprime hybrid/adjustable-rate residential mortgage loans, which will be primarily financed with the proceeds from the issuance of mortgage-backed securities through on-balance sheet securitization transactions that will generally be structured as financings for tax and financial accounting purposes. We intend to distribute all, or substantially all, of the earnings from ECC Capital’s loan portfolio to our stockholders. We expect to sell to third parties a portion of the mortgage loans that we originate and purchase which we refer to as whole-loan sales. These whole-loan sales made by Encore Credit, one of our taxable REIT subsidiaries, will enable us to generate cash gain on sale income that we intend to retain in order to increase our equity capital, which will allow us to increase our borrowing capacity. To the extent we have not used all the net proceeds from this offering and the concurrent private placement to finance the origination and purchase of mortgage loans as of the end of a quarter, the remaining net proceeds may be invested in mortgage-backed securities, primarily those issued by Fannie Mae and Freddie Mac, which we have not yet specifically identified, consistent with our intention to qualify as a REIT. These securities are subject to many of the same risks associated with an investment in residential mortgage loans, such as interest rate risk, default, delinquency and prepayment of the underlying mortgage loans. We believe this portfolio strategy will provide greater stability to our earnings stream than our existing whole-loan sales strategy, which is highly dependent on our loan origination and sale volume.

We underwrite each mortgage loan that we originate, and we underwrite each mortgage loan we purchase prior to the origination of that mortgage loan, in accordance with our internal underwriting guidelines. We base our underwriting decisions primarily on our assessment of the borrower’s willingness and ability to pay, as reflected in the borrower’s income, historical patterns of debt repayment, the amount of equity in the borrower’s property, and other factors that may be used to offset certain areas of credit weakness. We have developed underwriting processes and criteria that we believe generate quality borrower data and appraisals, allowing us to make informed underwriting and risk-based pricing decisions and to approve and fund loans efficiently and profitably.

Change in Loan Sale and Portfolio Strategy

Prior to the completion of this offering and the merger, Encore Credit’s business model relied on its ability to originate mortgage loans and sell those loans in the whole-loan mortgage market. As a result of this strategy, cash gain on sale of loans is currently Encore Credit’s largest component of revenues. In order to qualify as a REIT, we plan to modify Encore Credit’s existing business model as described below.

We expect the interest income generated by ECC Capital’s portfolio, net of the interest we pay on our liabilities, to become the largest component of our revenues going forward. We believe this portfolio strategy will provide greater stability to our earnings stream than our existing whole-loan sales strategy, which is highly dependent on our loan origination and sale volume. Because Encore Credit has not previously held the loans it originated for an extended period of time and has instead sold substantially all of the loans it originated, its historical results of operations are not likely to be indicative of our future results.

Through Encore Credit, one of our taxable REIT subsidiaries, we will continue to originate and fund loans for sale. This aspect of our business will be performed by Encore Credit in order for us to meet certain of the REIT requirement qualifications. Encore Credit will also initially conduct certain origination functions with respect to loans originated for ECC Capital’s loan portfolio. We expect that our loans will be sourced, underwritten and processed by Encore Credit. ECC Capital may fund loans originated by Encore Credit which are transferred or assigned to ECC Capital immediately upon closing. This is referred to as table-funding. ECC Capital will pay Encore Credit a fee for the origination services provided by it for the loans acquired for ECC Capital’s loan portfolio. Encore Credit may fund loans that ECC Capital will subsequently purchase from Encore Credit. To the extent that ECC Capital purchases loans from Encore Credit, ECC Capital will be required to purchase those loans at fair market value. Our officers and directors will not receive any additional compensation related to the fees received by Encore Credit for its origination services or the loans sold by Encore Credit to ECC Capital. Encore Credit will be subject to corporate income tax on any taxable gain recognized by it on the sale of loans to us and on its other taxable income.

Our Business Strategy

Our goal is to maximize stockholder value by building and managing a portfolio of subprime residential mortgage loans that produces stable net interest income through implementation of the following strategies:

Build a quality portfolio of subprime residential mortgage loans. Upon completion of this offering, we plan to leverage our equity 10 to 14 times to increase the size of ECC Capital’s loan portfolio while at the same time managing our financing costs and the increased risk of losses associated with a leveraged portfolio of subprime residential mortgage loans, which we believe will increase our risk adjusted returns. Encore Credit’s debt to equity ratio, or leverage ratio, at December 31, 2002, December 31, 2003 and September 30, 2004, was 45.9:1, 31.2:1 and 14.5:1, respectively.

Grow our wholesale loan origination operations. We will continue to hire experienced account executives and improve our marketing efforts in order to increase market penetration in our existing markets and strategically expand into new geographic areas. We believe we offer account executives greater opportunity to develop and expand their relationships and increase their loan origination volumes as we continue to penetrate our existing markets and expand into new geographic areas.

Actively manage our mortgage loan portfolio. We will seek to actively manage the interest rate and credit risks related to holding a portfolio of subprime residential mortgage loans through the use of hedging instruments in an attempt to reduce the interest exposure that results from financing hybrid/adjustable-rate or fixed-rate assets with floating-rate liabilities.

Maintain a flexible structure and business strategy. Our structure and business strategy provide us with the flexibility to both securitize a portion of our loan originations for our portfolio and sell the balance for cash. We believe this allows us to provide a broader product offering, target certain products for whole-loan sales to institutional investors, better manage credit and interest rate risk in our portfolio, better manage our cash flows and be more proactive in dealing with the secondary market and capital markets environments, thus enhancing the return on our stockholders’ equity.

Expand our retail loan origination operation. Encore Credit is currently developing a retail operation and began originating subprime residential mortgage loans on a retail basis during the third quarter of 2004. During the first quarter of 2005, we intend to transition Encore Credit’s retail operation to Bravo Credit, one of our taxable REIT subsidiaries, which will be responsible for our retail operations.

Invest in technology to support consistent credit decisions and operating efficiencies. We intend to continue to invest in technology to support consistent credit decisions and operating efficiencies, and to increase customer satisfaction by providing quick loan decisions.

Strengthen our balance sheet. We will seek to strengthen our cash position and increase borrowing capacity under our warehouse and repurchase facilities in an effort to protect our operations and provide the ability to respond to disruptions in the market or other adverse conditions and to meet our distribution and other REIT qualification requirements. The net proceeds from this offering will strengthen our balance sheet by increasing our equity, which will allow us to increase the borrowing capacity under our warehouse and repurchase facilities.

Our Competitive Advantages

We believe that we have the following competitive advantages that will allow us to differentiate ourselves from other residential mortgage lenders and mortgage REITs:

Experienced management team. Members of our executive management team have an average of 20 years of experience in the consumer finance industry. We have hired a management team with extensive experience in all aspects of originating subprime residential mortgage loans, on both a wholesale and retail basis, and investing in and managing portfolios of subprime residential mortgage loans and mortgage-backed securities. Prior to forming Encore Credit, our Chairman of the Board and Co-Chief Executive Officer, Steven G. Holder, co-founded New Century Mortgage Corporation and oversaw its wholesale and retail mortgage banking activities from its inception in 1995 through December 2000. In addition, our President and Co-Chief Executive Officer, Shabi S. Asghar, was senior vice president of wholesale lending from January 1997 to July 1998 and president of the wholesale mortgage division of New Century Mortgage Corporation from July 1998 to February 2002, over which time loan production grew from approximately $45 million per month to approximately $700 million per month.

Integrated sales and operating structure. We have created an origination process in which our operations and sales personnel work in a team-based structure that allows us to provide strong customer service and maximize loan volumes. This structured system provides each team with significant operating leverage. Our team approach allows us to have multiple points of contact with our customers, which enables us to build customer loyalty to our whole organization.

Low cost portfolio growth strategy. Unlike mortgage REITs without origination capabilities, we believe our ability to originate loans and to purchase loans originated by our taxable REIT subsidiaries will allow us to accumulate mortgage loans at a lower cost and with greater reliability than would be available through the secondary market.

Disciplined and efficient underwriting guidelines and supporting processes. Our use of disciplined and efficient underwriting guidelines and supporting processes have enabled us to maintain credit decision consistency and increase underwriting efficiency, which we believe help us offer competitively priced products.

Quality customer service. Our highly trained account executives work closely with our brokers, mortgage lenders, customer-focused account managers and underwriters to provide quick loan decisions and quality service. We believe our focus on service, quality and efficiency will result in increased loan originations through repeat business.

Summary Risk Factors

An investment in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 14 for a description of such risks. Some, but not all, of the risks described in greater detail in the “Risk Factors” section include:

•	our success will depend on our ability to originate subprime residential mortgage loans for our portfolio;

•	if we do not obtain and maintain the appropriate state licenses we will not be allowed to originate, purchase and table fund mortgage loans in some states, which would adversely affect our operations;

•	we have no operating history with respect to our proposed portfolio strategy and no experience operating as a REIT, which limits your ability to evaluate key components of our business strategy and our growth prospects and increases your investment risk;

•	we have not committed the net proceeds of this offering and the concurrent private placement to any specific investments and you will not have the opportunity to evaluate the merits of any assets we acquire;

•	we have not yet identified specific mortgage assets to acquire with the net proceeds of this offering and the concurrent private placement and we may not be able to acquire such assets on a timely basis or upon favorable terms;

•	the residential mortgage origination business is a cyclical industry and has recently been at its highest levels ever and may decline, which could reduce the number of mortgage loans we originate in the future and adversely impact our business;

•	our ability to generate net interest income from our securitizations is dependent upon the success of our portfolio-based model of securitization, which subjects us to a number of additional risks associated with the timing of receipt of revenue and market volatility;

•	our investment and leverage strategy could reduce our net income and the amount available for distributions and cause us to suffer substantial losses;

•	our business requires a significant amount of cash, and if it is not available, our business and financial performance will be significantly harmed;

•	in a period of rising interest rates, our interest expense could increase faster than the interest we earn on our assets due to our strategy of financing hybrid/adjustable-rate or fixed rate assets with floating-rate liabilities;

•	the subprime loans we originate generally have higher delinquency and default rates than prime mortgage loans, which could result in losses on loans that we retain or are required to repurchase;

•	while we intend to leverage our equity capital 10 to 14 times, we have not established a limit on the amount of leverage we may incur; and

•	if we fail to qualify as a REIT for federal income tax purposes, distributions will not be required by the Code, we will be taxed as a corporation and our liability for certain federal, state and local income taxes may significantly increase, which could result in a material decrease in cash available for distribution to our stockholders.

Our Industry

According to the Federal Reserve, the residential mortgage loan market is the largest consumer finance market in the United States. According to the Mortgage Bankers Association of America, or MBAA, single-family residential mortgage market originations totaled $3.8 trillion in 2003 and are projected to total $2.8 trillion in 2004. The residential mortgage market can generally be separated into prime and subprime mortgage loan markets. The mortgage industry often refers to mortgage loans that are eligible for sale to government sponsored entities, such as Fannie Mae and Freddie Mac, under both size and credit characteristics, as conforming or prime loans, while those mortgage loans that do not satisfy the credit, documentation or other underwriting standards prescribed by those government sponsored entities are often referred to as subprime loans.

According to Inside B&C Lending, subprime residential mortgage loan originations totaled $387.6 billion for the nine months ended September 30, 2004 and $332.0 billion for the year ended December 31, 2003, approximately 19% and 9% of the overall residential mortgage market, respectively. According to Inside B&C Lending, the subprime residential mortgage market has grown from $65.0 billion in 1995 to $332.0 billion in 2003, approximately a 23% compounded annual growth rate. In addition to rapid growth, the subprime residential mortgage market has historically focused on home purchases and cash-out refinancings, rather than interest rate driven, no cash-out refinancings, which we believe has caused this market segment to be less interest rate sensitive, and therefore origination volumes less volatile, than the prime mortgage market. For example, according to Inside B&C Lending, prime mortgage market origination volumes declined approximately 52% from the third quarter of 2003 to the third quarter of 2004, one of the first periods for increases in residential mortgage rates in over four years. During the same period, according to Inside B&C Lending, subprime residential mortgage market origination volume increased over 42%.

Our Corporate History and Formation

We are a Maryland corporation formed on April 1, 2004 as a wholly-owned subsidiary of Encore Credit. Encore Credit will cause us to form a wholly-owned subsidiary, ECC Merger Sub, a California corporation for the interim purpose of effecting the merger. Concurrently with this offering, Encore Credit will merge with ECC Merger Sub, with Encore Credit surviving. In connection with the merger, the shareholders of Encore Credit will receive 1.183 shares of common stock of ECC Capital for each share of common stock, Series A preferred stock and Series B preferred stock of Encore Credit. The requisite shareholder consent for the merger has been received. In addition, holders of Encore Credit’s Series A preferred stock and Series B preferred stock have affirmatively voted to convert their shares into Encore Credit common stock, effective immediately prior to the merger. Each option to purchase Encore Credit common stock will be assumed by ECC Capital and will be adjusted to reflect the exchange ratio in the merger. Each warrant to purchase Encore Credit common stock will be exercised prior to the merger. No securityholder of Encore Credit will receive cash in exchange for its shares, options or warrants. As a result of the merger, Encore Credit will become our wholly-owned subsidiary. Bravo Credit, through which we intend to conduct our retail operation, was formed in March 2004, as a wholly-owned subsidiary of Encore Credit and will be our indirect wholly-owned subsidiary after the merger.

Tax Status

We will elect to be taxed as a REIT under the Code commencing with our taxable year ending December 31, 2005. Provided we qualify as a REIT, we generally will not be subject to U.S. federal corporate income tax on taxable income that we distribute to our stockholders. REITs are subject to a number of organizational and operational requirements, including a requirement that they currently distribute at least 90% of their annual net taxable income (excluding net capital gains). We face the risk that we might not be able to comply with all of the REIT requirements in the future. If we fail to qualify as a REIT we will be subject to U.S. federal income tax (including any applicable alternative minimum tax), and possibly state, local and other taxes, on our taxable income at regular corporate rates, and distributions to our stockholders would not be deductible. Even if we qualify for taxation as a REIT, we may be subject to certain U.S. federal, state, local and foreign taxes on our income and property. See “Federal Income Tax Considerations.”

ECC Capital will jointly elect with Encore Credit to treat Encore Credit, Bravo Credit and Encore Credit Corporation of Minnesota as ECC Capital’s taxable REIT subsidiaries. Each of Encore Credit, Bravo Credit and Encore Credit Corporation of Minnesota will be required to pay U.S. federal, state and local income tax on its taxable income, including their respective loan origination businesses and from the sale of any loans that we do not hold in our portfolio. See “Federal Income Tax Considerations.” In order to qualify as a REIT, not more than 20% of the value of our total assets may be represented by securities of all of our taxable REIT subsidiaries. Accordingly, in order to qualify as a REIT, our ability to conduct operations through taxable REIT subsidiaries, including Encore Credit, may be limited.

The following illustrates our structure prior to and upon completion of this offering and the merger:

Benefits to be Received by Related Parties in Connection with this Offering

Many of our executive officers and directors are also executive officers and directors of Encore Credit. We expect that upon completion of this offering and the merger, our executive officers, Messrs. Steven G. Holder, Shabi S. Asghar, John Kohler, Roque A. Santi, Steven Szpytek and Greg Lubushkin will enter into employment agreements with us. Messrs. Kohler and Santi will receive grants of stock options, as part of their compensation, to purchase at the initial public offering price, 150,000 and 250,000 shares of our common stock, respectively, and 350,000 and 125,000 shares of our restricted stock, respectively. Additionally, each non-employee director will receive an initial award of options to purchase 20,000 shares of ECC Capital common stock at the initial public offering price.

Messrs. Holder and Asghar are currently guarantors under two of Encore Credit’s warehouse and repurchase facilities. As a result of this offering, the lenders under these warehouse and repurchase facilities may release Messrs. Holder and Asghar from their respective guaranty obligations under these facilities.

Prior to this offering and the merger, Encore Credit’s executive officers and directors held, in the aggregate, approximately 80% of the voting power of the outstanding shares of Encore Credit’s capital stock. Upon completion of this offering, the concurrent private placement and the merger, our executive officers and directors will own, in the aggregate, approximately 28,285,767 shares (which were issued in exchange for their ownership interests in Encore Credit) or 29.2% of our common stock (32,009,169 shares or 31.8% assuming full vesting of restricted stock and full vesting and exercise of stock options that will be awarded to such individuals), having an aggregate value of $190.9 million based upon the initial public offering price of $6.75 per share. In addition, Messrs. Holder and Asghar will be selling 2,825,630 and 1,864,063 shares, respectively, of our common stock in this offering having an aggregate value of $31,655,428.

Conflicts of Interest

In 2003 and for the nine months ended September 30, 2004, Encore Credit paid Sprint Funding Corporation, or Sprint Funding, a retail mortgage lender, approximately $1.2 million and $525,000, respectively, in cash in connection with the purchase of loans originated by Sprint Funding. In 2003, Encore Credit received approximately $112,000 in rent from Sprint Funding pursuant to a commercial lease agreement dated December 21, 2001 and approximately $75,000 for the nine months ended September 30, 2004, for a lease of office space. In 2003 and for the nine months ended September 30, 2004, Encore Credit received approximately $101,000 and $41,000, respectively, in fees pursuant to a management services agreement dated February 17, 2003. This agreement was terminated in May 2004. Mr. Holder, our Chairman of the Board and Co-Chief Executive Officer and Mr. John Kontoulis, our Executive Vice President and Director of Strategic Planning, own approximately 29.0% and 2.6%, respectively, of SFCHC, Inc., which owns all of the outstanding capital stock of Sprint Funding. Sprint Funding may be a competitor of ours as we develop our retail mortgage lending operation. In order to avoid any potential conflict, or the appearance of any conflict, Encore Credit has terminated its agreements to purchase loans from Sprint Funding.

We intend to adopt policies to reduce or eliminate potential conflicts of interest. However, we cannot assure you that these policies will be successful in eliminating the influence of these conflicts.

We have a policy that, without approval of a majority of the disinterested directors, we will not:

•	acquire from or sell any asset or property to any of our directors, officers or employees, or any entity in which any of our directors, officers or employees is employed or has an interest of more than 5%;

•	make any loan to or borrow from any of our non-executive employees, or any entity in which any of our non-executive employees is employed or has an interest of more than 5%; or

•	engage in any other transaction with any of our directors, officers or employees, or any entity in which any of our directors, officers or employees is employed or has an interest of more than 5%.

Restrictions on Ownership and Transfer of Our Stock

Due to the limitations on the concentration of ownership of REIT stock imposed by the Code, our charter documents generally will prohibit any person from actually or constructively owning more than 5.6% of the outstanding shares of our common stock (by vote or value, whichever is more restrictive) or more than 5.6% of the value of our outstanding capital stock. Our charter documents, however, will permit certain exceptions to be made for stockholders provided our board of directors determines such exceptions will not jeopardize our qualification as a REIT. Messrs. Holder and Asghar, together with each of their respective affiliates, will be permitted to own up to 19.58% and 12.92%, respectively, of our common stock after this offering.

For more information about restrictions on ownership and transfer of our common stock, please see “Description of Stock—Restrictions on Ownership and Transfer.”

Private Placement

Concurrently with the closing of this offering, we plan to make a private placement of $25 million of our common stock to an affiliate of Friedman, Billings, Ramsey & Co, Inc. at a per share price equal to the initial public offering price less the underwriting discount. We refer to this private offering as the “concurrent private placement.” We expect we will enter into a registration rights agreement with the affiliate of Friedman, Billings, Ramsey & Co, Inc. and will agree to register the resale of the shares that the affiliate purchases in the concurrent private placement. We also expect that we will enter into a lock-up agreement with the affiliate relating to these shares. See “Underwriting.” This offering is not conditioned on the concurrent private placement and there is no assurance that the concurrent private placement will be consummated.

Our Distribution Policy

Federal income tax law requires that a REIT distribute to its stockholders annually at least 90% of its net taxable income, excluding net capital gains and excluding the retained earnings of any taxable REIT subsidiary it owns, but including dividends that are paid by the taxable REIT subsidiary to the REIT. In order to meet the distribution requirements applicable to REITs, we intend to make regular quarterly distributions of all, or substantially all, of our net taxable income to holders of our common stock. Our net taxable income will not include any earnings of our taxable REIT subsidiaries that we choose to leave in those subsidiaries (by not distributing those earnings from our taxable REIT subsidiaries to us). We anticipate that Encore Credit will retain any income it generates net of any tax liability it incurs on that income, subject to our compliance with the asset tests applicable to our ownership of the securities of our taxable REIT subsidiaries. Any future distributions we make will be at the discretion of our board of directors and will depend upon, among other things, our actual results of operations. Our actual results of operations and our ability to make distributions will be affected by a number of factors, including the net interest income we receive from the loans we retain in our portfolio, the revenue Encore Credit receives from the sale or securitization of loans (which will affect the amount of distributions Encore Credit will be able to make to us), our operating expenses and any other expenditures. However, our board of directors intends to authorize distributions consistent with the intention to maintain our qualification as a REIT.

Licensing Status

As of December 31, 2004, ECC Capital was licensed, or exempt from licensing, to table fund first and subordinate mortgage loans in 49 states and the District of Columbia and Encore Credit was licensed, or exempt from licensing, to originate first mortgage loans in all 50 states and the District of Columbia and was licensed, or exempt from licensing, to originate subordinate mortgage loans in 49 states and the District of Columbia. Encore Credit operates through five regional processing centers throughout the United States.

Our Principal Office

Our principal executive office is located at 1833 Alton Parkway, Irvine, California 92606. Our telephone number is (949) 856-8300. Our website is http://www.encorecredit.com. The information on our website does not constitute a part of, and should not be considered incorporated into, this prospectus.

This Offering

Common stock offered by us	52,500,000

Common stock offered by the selling stockholders(1)	4,689,693

Common stock outstanding after this offering(2)	97,452,468

Use of proceeds

We intend to use the net proceeds of this offering and the concurrent private placement, which are estimated to be approximately $351.5 million, based on (1) the sale of shares of our common stock at an initial public offering price of $6.75 per share, after deducting the underwriters’ discount, financial advisory fees and offering and merger expenses payable by us, and (2) the concurrent private placement of $25 million of our common stock to an affiliate of Friedman, Billings, Ramsey & Co., Inc. at a per share price equal to the initial public offering price less the underwriting discount, for general working capital purposes, substantially all of which will be used to build a portfolio of mortgage loans and, if necessary to maintain our REIT status, to purchase mortgage-backed securities, primarily those issued by Fannie Mae and Freddie Mac, which we have not yet specifically identified. We will not receive any proceeds from the sale of shares by the selling stockholders.

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 14.

Proposed NYSE symbol	Our common stock has been approved for listing on the NYSE under the symbol “ECR,” subject to official notice of issuance.

(1)	The selling stockholders are Mr. Holder, our Chairman of the Board and Co-Chief Executive Officer and Mr. Asghar, our President and other Co-Chief Executive Officer. This amount excludes $25 million of our common stock which is expected to be purchased by an affiliate of Friedman, Billings, Ramsey & Co., Inc. in the concurrent private placement.
(2)	The number of shares to be outstanding immediately after this offering and merger excludes: (a) 5,073,892 shares of common stock issuable upon the exercise of options outstanding under our stock option plans (including 480,000 shares subject to option grants to Messrs. Kohler and Santi and our outside directors), at a weighted average exercise price of $1.71 per share; and (b) 2,670,000 shares of common stock available for issuance upon the exercise of options not yet granted under our employee benefit plans, but includes (i) 475,000 shares of restricted stock to be issued to Messrs. Kohler and Santi upon the closing of this offering, (ii) 131,250 shares of restricted stock (equal to 0.25% of the gross proceeds received from the sale of all common stock sold by us in this offering) to be issued to Milestone Advisors LLC and (iii) $25 million of common stock which is expected to be purchased by an affiliate of Friedman, Billings, Ramsey & Co., Inc. in the concurrent private placement at a per share price equal to the initial public offering price less the underwriting discount.

At our request, the underwriters have reserved up to 1.3% of the common stock being offered in this prospectus for sale to our directors, employees, business associates and related persons at the initial public offering price. The sales will be made by underwriters through a directed share program. We do not know if any of these persons will choose to purchase all or any portion of this reserved common stock, but any purchases they do make will reduce the number of shares available to the general public. To the extent the allotted shares are not purchased in the directed share program, we will offer these shares to the public.

Summary Consolidated Financial and Other Data

You should read the following summary historical consolidated financial and operating data of Encore Credit in conjunction with its consolidated financial statements and related notes thereto and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus.

The following table presents summary historical consolidated financial and other data for the nine months ended September 30, 2004, and for the two years ended December 31, 2003 and 2002 and from inception to December 31, 2001 of Encore Credit, which have been derived from Encore Credit’s consolidated financial statements audited by Grant Thornton LLP, Encore Credit’s independent auditors. The summary historical consolidated financial and other data for the nine months ended September 30, 2003 are derived from our unaudited financial statements included in this prospectus. Our unaudited financial statements have been prepared by us on a basis consistent with our audited financial statements and, in management’s opinion, include all adjustments necessary for a fair presentation of this information. The results of operations for the nine months ended September 30, 2004 are not necessarily indicative of the results to be expected for the entire fiscal year, for any other interim period or for any future fiscal year. We have presented no historical financial information for ECC Capital because ECC Capital was formed in April 2004 and had no operations through September 30, 2004.

As a result of our new business strategy, we expect the interest income generated by ECC Capital’s portfolio, net of the interest we pay on our liabilities, to become the largest component of our revenues, rather than the net gain received by us as a result of our whole-loan sales, which has been the largest component of Encore Credit’s revenues to date. Because Encore Credit has not previously held the loans it originates for an extended period of time and because it has sold all of the loans it has originated, Encore Credit’s historical results of operations are not likely to be indicative of our future results.

	Encore Credit Historical
	Nine Months Ended September 30,		Year Ended December 31,		Period from Inception(1) to December 31, 2001
	2004	2003	2003	2002
		(unaudited)
	(in thousands, except per share data)
Consolidated Statement of Income Data:
Revenues
Gain on sale of loans, net	$112,762	$45,342	$64,410	$30,985	$—
Net interest income	17,885	8,809	14,900	5,947	—

Total revenues	130,647	54,151	79,310	36,932	—

Expenses
Salaries and related expenses	36,396	14,613	28,566	19,047	73
Occupancy expense	3,844	1,745	2,671	820	—
Operating expenses	31,092	12,941	20,848	9,003	30
Professional fees	4,776	6,074	7,476	3,634	206
Termination of RFC financing arrangement	7,500	—	—	—	—
Loss on disposal of assets	161	26	65	—	—

Total expenses	83,769	35,399	59,626	32,504	309

Earnings/(losses) before income taxes	46,878	18,752	19,684	4,428	(309)

Provision for income taxes	19,735	7,983	8,437	2,769	—

Net income/(loss)	$27,143	$10,769	$11,247	$1,659	$(309)

(1)	This period began on October 18, 2001.

	Encore Credit Historical
	Nine Months Ended September 30,		Year Ended December 31,		Period from Inception to December 31, 2001(1)
	2004	2003	2003	2002
		(unaudited)
	(in thousands, except per share data)
Earnings/(loss) per share:
Basic	$1.25	$0.54	$0.56	$0.08	$(0.02)
Diluted	0.74	0.35	0.35	0.05	(0.02)
Common stock outstanding:
Basic	21,728	20,025	20,025	20,025	20,000
Diluted	36,845	30,463	31,746	30,603	20,000

	Encore Credit Historical
	September 30,		December 31,
	2004	2003	2003	2002	2001(1)
		(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$10,341	$4,749	$5,483	$990	$512
Mortgage loans held for sale, net	705,972	707,731	594,510	359,757	—
Residual interests in securitization	35,239	1,075	1,596	—	—
Other assets	42,543	12,317	15,091	7,603	414

Total assets	794,095	725,872	616,680	368,350	926
Warehouse lines of credit	693,428	692,837	576,777	351,128	—
Securities sold under agreements to repurchase	6,269	—	—	—	—
Accounts payable and accrued expenses	35,147	7,828	16,382	5,468	—
Income tax payable	7,901	5,756	3,481	3,263	—
Subordinated debt to shareholder, net	—	832	895	640	—

Total liabilities	742,745	707,253	597,535	360,499	—
Cash received for stock not issued	—	—	—	—	235
Total stockholders’ equity	$51,350	$18,619	$19,145	$7,851	$691

(1)	This period began on October 18, 2001.

	Encore Credit Historical
	Nine Months Ended September 30,		Year Ended December 31,
	2004	2003	2003	2002
Other Data (unaudited):
Loan originations (in millions)	$6,544	$3,118	$4,585	$1,485
Loan sales (in millions)	6,431	2,781	4,349	1,131
Weighted average gross loan sale price	103.33%	103.13%	103.01%	103.21%
Weighted average FICO score	617	609	608	597
Weighted average LTV	78.37%	78.89%	79.29%	78.56%
Weighted average CLTV	81.17%	79.25%	79.67%	78.98%
Weighted average coupon	7.11%	7.37%	7.37%	7.95%

Yield on loans held for sale(1)	6.45%	6.72%	6.96%	7.65%
Warehouse interest expense(2)	2.95%	3.50%	3.47%	3.73%

Net yield on loans held for sale	3.50%	3.22%	3.49%	3.92%

Number of employees at period end (actual)	1,143	645	621	355
Number of account executives at period end (actual)	226	111	129	64

Ratios (unaudited):
Debt-to-equity	14.5	38.0	31.2	45.9
Return on average assets	5.30%	3.52%	2.37%	1.06%
Return on average equity	109.87%	134.53%	79.31%	37.96%
Net yield spread premiums paid(3)	0.66%	0.45%	0.49%	0.32%

(1)	Yield on loans held for sale is determined by dividing interest income for the applicable period by daily average unpaid principal balance.
(2)	Warehouse interest expense is determined by dividing interest expense for the applicable period by average warehouse liability. For purposes of this calculation, the average warehouse liability is determined by the average of the month-end balances for the applicable period.
(3)	Net yield spread premiums paid is determined by dividing total premiums paid, net of fees collected, by originations.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below in addition to the other information included in this prospectus before making an investment decision. Any of the following risks could result in a partial or complete loss of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Special Note Regarding Forward-Looking Statements.”

Risks Related to Our Business Activities

Our success will depend on our ability to originate subprime residential mortgage loans for our portfolio.

We intend to build a portfolio of subprime residential mortgage loans that will, over time, be comprised primarily of mortgage loans that we originate. For the nine months ended September 30, 2004, 100% of Encore Credit’s mortgage loan originations, as measured by principal balance, were subprime residential mortgage loans of a type that will be appropriate to be included in our portfolio. For the nine months ended September 30, 2004, Encore Credit’s loan originations were approximately 92.2% cash-out refinancings or purchase money loans and approximately 7.8% were rate/term, no cash-out refinancings.

If we are not able to originate subprime residential mortgage loans that meet our investment criteria in the volume we expect, the time required for, and the cost associated with, building our portfolio may be greater than expected, which could have a material adverse effect on our business, financial condition and results of operations and our ability to make distributions to you.

If we do not obtain and maintain the appropriate state licenses we will not be allowed to originate, purchase and table fund mortgage loans in some states, which would adversely affect our operations.

State mortgage finance licensing laws vary considerably. Most states and the District of Columbia impose a licensing obligation to originate first and/or subordinate residential mortgage loans. In most of these states, the licensing law to make residential mortgage loans covers both first mortgage and subordinate mortgage loans. In some states, a separate license or additional license is needed to originate subordinate mortgage loans. In some of the states that impose a licensing obligation to originate residential mortgage loans, the licensing obligation also arises to purchase closed mortgage loans. In addition, in some of the states that impose a licensing obligation to originate residential mortgage loans, the licensing obligation extends to an entity that acts as a “table-funding investor,” which commonly is viewed by state regulators as the entity: (1) that provides funds to the creditor in whose name the loan closes at the time of closing, and (2) to whom the closed loan is sold, transferred or assigned immediately or soon after closing. As the table-funding investor acquires the loan after closing, those states that impose a licensing obligation on an entity that purchases mortgage loans extend the licensing obligation to the entity that acts as the table-funding investor. In addition, a few states that do not impose a licensing obligation to purchase closed loans, but impose a licensing obligation merely to fund mortgage loans, extend the licensing obligation to a table-funding investor. If we are unable to obtain and maintain the appropriate state licenses, our operations may be adversely affected.

As of December 31, 2004, Encore Credit is not currently licensed to originate subordinate residential mortgage loans in Ohio. Encore Credit may broker first and subordinate mortgage loans in 49 states and the District of Columbia. Encore Credit is currently not licensed to broker any mortgage loans in the State of Montana.

As of December 31, 2004, ECC Capital’s authority to originate first or subordinate mortgage loans in Nevada is limited to wholesale mortgage lending activities. In Ohio, ECC Capital’s current authority to originate first mortgage loans requires that ECC Capital hold the loans for one scheduled payment. The only states in which ECC Capital cannot originate any first or subordinate residential mortgage loans as of December 31, 2004 are Michigan and New York and, with respect to subordinate residential mortgage loans, Ohio.

We have no operating history with respect to our proposed portfolio strategy and no experience operating as a REIT, which limits your ability to evaluate key components of our business strategy and our growth prospects and increases your investment risk.

Historically, Encore Credit’s business has consisted of the origination and sale of subprime residential mortgage loans collateralized by one to four family residences. In the future, we intend to build a leveraged portfolio of subprime residential mortgage loans that we originate or purchase. We have no prior history investing in or managing a portfolio of residential mortgage loans or a portfolio of mortgage-backed securities in a REIT structure.

In addition, we do not have experience operating a business in compliance with the highly technical and complex rules that are associated with maintaining REIT status. Our failure to invest the available net proceeds of this offering in mortgage loans and securities meeting our investment criteria or inability to maintain REIT status could diminish our returns and would have a material adverse effect on our ability to make distributions to you.

We have not committed the net proceeds of this offering and the concurrent private placement to any specific investments and you will not have any opportunity to evaluate the merits of any assets we acquire.

We have not yet identified specific investments for the available net proceeds of this offering and the concurrent private placement. We intend to make our investment decisions and invest such proceeds following completion of this offering. Consequently, you will have no opportunity to evaluate the terms of the specific investments we may make and you must rely entirely on our investment selection.

We have not yet identified specific mortgage assets to acquire with the net proceeds of this offering and we may not be able to acquire such assets on a timely basis, upon favorable terms, or at all.

As of the date of this prospectus, we have not identified any specific mortgage assets that we intend to acquire with the proceeds from this offering and the private placement. As a result, you will not be able to evaluate the economic merits of any investments we make with the net proceeds of this offering and the private placement prior to the purchase of your shares. You must rely on our ability to evaluate our investment opportunities. Until we identify and acquire mortgage assets consistent with our investment guidelines, we intend to invest the balance of the net proceeds of this offering and the private placement in readily marketable interest-bearing assets consistent with our intention to qualify as a REIT. We cannot assure you that we will be able to identify mortgage assets that meet our investment guidelines or that any investment that we make will produce a positive return on our investment. We may be unable to invest the net proceeds of this offering and the private placement on a timely basis, upon favorable terms, or at all.

The residential mortgage origination business is a cyclical industry and has recently been at its highest levels ever and may decline, which could reduce the number of mortgage loans we originate and could adversely impact our business.

The residential mortgage origination business has historically been a cyclical industry, enjoying periods of strong growth and profitability followed by periods of shrinking volumes and industry-wide losses. The residential mortgage industry has experienced rapid growth over the past three years due to declining interest rates. The MBAA has predicted that residential mortgage originations will decrease in 2005 due to rising interest rates. During periods of rising interest rates, refinancing originations decrease, as higher interest rates provide reduced economic incentives for borrowers to refinance their existing mortgages. We expect this to result in a decreased volume of originations in the foreseeable future. Due to stable and decreasing interest rates over recent years, our historical performance may not be indicative of results in a rising interest rate environment, and our results of operations may be materially adversely affected if interest rates rise.

Our ability to generate net interest income from our securitizations is dependent upon the success of our portfolio-based model of securitization, which subjects us to a number of additional risks associated with the timing of receipt of revenue and market volatility.

Encore Credit sells a majority of the loans it originates for cash in the whole-loan market, which allows it to realize all of its gains on sales as cash gains. Upon completion of this offering and the merger, we will begin retaining a portion of our loans in an investment portfolio, financed by issuing mortgage-backed securities. We intend to structure most or all of these securitizations as on-balance sheet securitization transactions for financial accounting and federal income tax purposes, which will facilitate compliance with the REIT income and asset tests and allow us to defer recognition of any taxable gain associated with the securitized mortgage loans. Following the securitizations, the loans will remain on our consolidated balance sheet as an asset, the securitization debt will be listed as a liability on our balance sheet, and we will record interest income generated by the mortgage loans over the life of the loan and recognize interest expense on the mortgage-backed securities over the life of the securities. These on-balance sheet transactions will differ from Encore Credit’s off-balance sheet securitizations that took place in April 2003, June 2004 and July 2004, which were structured as a sale of the securitized mortgage loans for federal income tax purposes. We may, however, continue to structure securitizations as off-balance sheet transactions through Encore Credit.

We will have less flexibility in some respects in structuring our on-balance sheet securitization transactions than off-balance sheet securitization transactions, which will restrict the types of loans that can be securitized by ECC Capital and may make on-balance sheet securitization economics less attractive than those in an off-balance sheet structure. For example:

•	unlike in the case of an off-balance sheet securitization, all of the debt securities issued to investors in a on-balance sheet securitization generally must have an investment-grade rating;

•	the equity interest in an on-balance sheet securitization generally is less liquid than its off-balance sheet analogue because it must be wholly-owned by a REIT or a qualified REIT subsidiary; and

•	we will have less flexibility in structuring “interest only” type securities in an on-balance sheet securitization than in an off-balance sheet securitization.

Because we will securitize our loans, we could be subject to additional risks, such as:

•	the timing of the receipt of revenues;

•	the risks of the asset-backed market;

•	market interest rate requirements; and

•	the potential for tax/book timing differences that could result in tax payments in advance of the receipt of revenues.

We expect to generate a substantial portion of our earnings and cash flow from the mortgage loans we originate and securitize primarily through:

•	net interest income, which is the difference between the:

•	interest income we receive from the mortgage loans; and

•	the interest we pay to our warehouse lenders and the holders of the mortgage-backed securities that we issue in securitizations;

•	net of:

•	losses due to defaults and delinquencies on the loans; and

•	servicing fees and expenses we must pay.

A substantial portion of the net interest income generated by our securitized loans will be based upon the difference between the interest earned on the mortgage loans held in our portfolio and the interest paid to holders of the mortgage-backed securities. The interest expense on the mortgage-backed securities is typically adjusted monthly relative to market interest rates, generally the one-month London Interbank Offered Rate, or LIBOR. The interest on the underlying mortgage loans is based on fixed rates payable on the underlying loans, generally for the first two or three years from origination, while the holders of the applicable securities are generally paid based on an adjustable LIBOR-based yield. Therefore, an increase in LIBOR reduces the net income we receive from, and the value of, these mortgage loans and residual interests. Also, the net interest income we receive from securitizations would likely decrease and our cash flow would be reduced if a significant number of our loans default or if a large number of our loans with interest rates that are high relative to the rest of our loans prepay faster than expected.

Generally, the terms of our securitizations will require that a portion of the net interest income from the loans initially be used to pay down the principal balance of senior securities of a securitization trust to achieve over-collateralization. In addition, the application of the net interest income to the senior securities of a securitization trust is dependent upon the performance of the related mortgage loans. Therefore, there may be material variations in the amount, if any, of the net interest income distributed to us from period to period, and there may be extended periods, including the initial periods after closing a securitization, when we receive no net interest income. Any variations in the rate or timing of receipt of distributions could have a material adverse effect on our business, financial condition, liquidity and results of operations. To the extent we are unable to use interest income from our securitization portfolio to fund our current business operations, we will be required to seek other sources for our financing needs possibly increasing our financing costs, which may adversely affect our results of operations. We cannot guarantee that we will be able to find such financing and that the terms of such financing will be on favorable terms or available at all.

Adverse changes in the securitization and whole-loan markets would harm our financial performance.

In order for us to continue originating mortgage loans, we must be able to sell or securitize the loans we originate in the securitization and whole-loan markets on at least a quarterly basis. We will use the cash proceeds from these sales to pay down warehouse facilities and originate new mortgage loans. The value of the mortgage loans depends on a number of factors, including general economic conditions, interest rates and governmental regulations. In addition, we rely on institutional purchasers, such as investment banks, financial institutions and other mortgage lenders, to purchase bonds issued in securitization transactions and mortgage loans in the whole- loan market. We cannot be sure that we can sell or securitize our mortgage loans on at least a quarterly basis. Adverse changes in the securitization and whole-loan markets may affect our ability to securitize or sell our mortgage loans for acceptable prices within a reasonable period of time, which would negatively affect our earnings.

The use of securitizations with over-collateralization requirements may have a negative impact on our cash flow.

We expect that our on-balance sheet securitizations will restrict our cash flow if loan delinquencies or losses exceed certain levels. The terms of securitizations generally provide that, if certain delinquencies and/or losses exceed specified levels, the required level of additional collateral provided as a credit enhancement for the benefit of the investors, or over-collateralization, may be increased or may be prevented from decreasing as would otherwise be permitted if losses and/or delinquencies did not exceed those levels. An increase in the level of over-collateralization required may restrict our ability to receive net interest income from a securitization transaction.

Our success will depend on our ability to obtain financing to leverage our equity. Our inability to realize gains on our investments and through our leverage strategy could reduce our net income and the amount available for distributions and cause us to suffer substantial losses.

If we are limited in our ability to leverage our assets, the returns on our portfolio may be harmed. A key element of our strategy is our intention to use leverage to increase the size of our portfolio in an attempt to enhance our returns. Upon completion of this offering and the merger, we intend to borrow between 10 and 14 times the amount of our equity capital through on-balance sheet securitizations, although at times our borrowings may be above or below this amount. We intend to incur this indebtedness by borrowing against a substantial portion of the market value of our mortgage loans. Our ability to obtain financing will depend, in part, on our, and each of our prospective lender’s, estimates of the stability of our mortgage loan portfolio’s cash flow. Our use of leverage could also amplify the risks associated with other risk factors, which could reduce our net income and the amount available for distributions or cause us to suffer a loss. For example:

•	Most of our borrowings will be secured by our mortgage loans. A decline in the market value of the mortgage loans used to secure these debt obligations could limit our ability to borrow or result in lenders requiring us to pledge additional collateral to secure our borrowings. In that situation, we could be required to sell mortgage loans under adverse market conditions in order to obtain the additional collateral required by the lender. If these sales are made at prices lower than the carrying value of the mortgage loans, we would experience losses.

•	To the extent we are compelled to liquidate qualifying REIT assets to repay debts, our compliance with the REIT rules regarding our assets and our sources of income could be negatively affected, which could jeopardize our qualification as a REIT. Our failure to qualify as a REIT would impair our ability to expand our business and raise capital and would adversely affect the value of our common stock.

If we are unable to leverage our equity to the extent we currently anticipate or we experience losses as a result of our leverage strategy, those losses would reduce the cash we have available for distribution to our stockholders, and would have a material adverse effect on our results of operations, financial condition and business prospects.

While we intend to leverage our equity capital 10 to 14 times, we have not established a limit on the amount of leverage we may incur.

Encore Credit’s leverage ratio at December 31, 2002, December 31, 2003 and September 30, 2004 was 45.9:1, 31.2:1 and 14.5:1, respectively. We have not established a limit on the amount of indebtedness that we may incur. Although we intend to borrow between 10 and 14 times the amount of our equity capital through on-balance sheet securitizations, we could alter this target at any time. If we become more highly leveraged, then the resulting increase in debt service would reduce the cash we have available for distribution to our stockholders.

Our business requires a significant amount of cash, and if it is not available, our business and financial performance will be significantly harmed.

We require substantial amounts of cash to fund our loan originations and to pay loan origination expenses. By holding our loans pending sale or, upon completion of this offering and the merger, securitization, we may also require cash as our warehouse facilities may not fund the entire principal balance of our loans, or if our loans are financed past the permitted term under our warehouse lines, or decline in value, we may need cash to reduce our borrowing under the warehouse facilities to the permitted level. We also need cash to satisfy our working capital, minimum REIT distribution requirements, financial covenants in our warehouse facilities and other needs. We finance the majority of the loans we make by borrowing from our warehouse facilities and pledging the loans made as collateral. If the value of the loans we pledged as collateral declines, we may need cash to offset any decline in value. In addition, if our minimum distribution requirements to maintain our REIT status become large relative to our cash flow as a result of our income exceeding our cash flow, we may be forced to borrow to raise capital on unfavorable terms in order to maintain our REIT qualification.

We expect that our primary sources of cash will consist of:

•	borrowings, including under our warehouse facilities;

•	our net interest income;

•	the proceeds from the sales of our loans; and

•	net proceeds from the sale of our securities.

Pending the sale or securitization of a pool of mortgage loans, we will originate mortgage loans that we finance through borrowings from our warehouse facilities. It is possible that our warehouse lenders could experience changes in their ability to advance funds to us, independent of our performance or the performance of our loans. In addition, if the regulatory capital requirements imposed on our lenders change, our lenders may be required to increase significantly the cost of the lines of credit that they provide to us.

As of September 30, 2004, Encore Credit financed substantially all of its loans through warehouse facilities. Each of these facilities may be terminated by the lender upon an event of default, subject in some cases to cure periods. As of September 30, 2004, the aggregate balance outstanding under these facilities was approximately $693.4 million. The warehouse facilities mature between February 2005 and August 2005. If we are not able to renew any of these warehouse facilities or arrange for new financing on terms acceptable to us, or if we default on our covenants or are otherwise unable to access funds under any of these facilities, we may not be able to originate new loans or continue to fund our operations, which would have a material adverse effect on our business, financial condition, liquidity and results of operations. In March 2004, Encore Credit determined that it was not in compliance with a financial covenant in its warehouse facility with Countrywide Warehouse Lending related to maintaining a leverage ratio of less than 20 to 1. In addition, Encore Credit was not in compliance with a covenant related to maintaining a minimum cash balance equal to 30% of equity at November 30, 2004. Encore Credit received waivers from Countrywide Warehouse Lending concerning the non-compliance as of March 31, 2004 and November 30, 2004. If we fail to comply with financial covenants in any of our warehouse facilities in the future and are not able to cure the non-compliance or obtain the necessary waiver, these facilities may be terminated by the lender.

On August 6, 2004, we entered into a termination agreement with Residential Funding Corporation, or RFC, pursuant to which RFC’s obligation to advance funds under our warehouse facility with RFC terminated on September 3, 2004. In addition, pursuant to this termination agreement, we made a payment of $7.5 million in August 2004, which represented approximately 30% of our available cash as of June 30, 2004. By November 15, 2004, all amounts due RFC under the warehouse facility had been repaid. Our failure to replace this facility on comparable or more favorable terms will have a material adverse effect on our business, financial condition, liquidity and results of operations.

In connection with our securitizations, we plan to provide credit enhancement for a portion of the securities that we sell, called “senior securities,” to improve the price at which we sell them. Our current expectation is that this credit enhancement for the senior securities will be primarily in the form of designating another portion of the securities we issue as “subordinate securities” (on which the credit risk from the loans is concentrated), paying for financial guaranty insurance policies for the loans, or both. The market for any senior or subordinate securities we issue could become temporarily illiquid or trade at steep discounts, thereby reducing the cash flow we receive over time from our loans subject to the securities. If we use financial guaranty insurance policies, and the expense of these insurance policies increases, the net interest income we receive will be reduced. While we plan to use credit enhancement features in the future, we cannot assure you that these features will be available at costs that would allow us to achieve the desired level of net interest income from the securitizations of our mortgage loans that we anticipate being able to achieve.

Some of the mortgage-backed securities that we intend to issue to finance our portfolio of loans would require periods during which cash flows are “locked-out” and we would receive less than our pro rata share of cash flows from principal payments, principally in the early years of the securities. In addition, if the performance of our loans pledged to collateralize the securities is worse than certain parameters defined in the securitization documents, then the net interest income we otherwise would have received would be held to build up over-collateralization reserves to provide additional credit enhancements for the senior securities still outstanding at that time.

In addition, our operating cash flow could be reduced if we sell more loans at a discount than at a premium or at lower premiums. Cash flows from principal repayments could be reduced should prepayments slow or should credit quality trends deteriorate (in the latter case since, for certain of our assets, credit tests must be met for us to receive cash flows).

Upon completion of this offering and the merger, a significant portion of our operating cash will come from the net proceeds of this offering, since we expect to retain a portion of our loans and build a portfolio of subprime residential mortgage loans and mortgage-backed securities, rather than selling these loans for a gain shortly following their origination. As indicated above, many of the mortgage-backed securities that we may issue will, for an initial period, provide little or no excess cash to us as the owner of the loans, above the amount required to pay the more senior securities in the securitization trust. For some period of time, our new portfolio of securitized loans will not generate sufficient net interest income to cover our operating expenses and we will use the net proceeds of this offering to meet our operating expenses as we continue to originate new loans for our portfolio. If we have fully invested all of the net proceeds of this offering prior to the point at which our portfolio does generate sufficient cash for us to fund our operations, if it ever does, then we will need either to restructure the securities supporting our portfolio or sell additional shares of capital stock or debt securities to generate additional working capital or, if we are unable to sell additional securities on reasonable terms or at all, we will need either to reduce our origination business or sell a higher portion of our loans. If we sell our loans rather than put them into our investment portfolio, then we will reduce the rate at which we grow our portfolio and we may incur tax on any gains we recognize on selling our loans. In the event that our liquidity needs exceed our access to liquidity, we may need to sell assets at an inopportune time, thus reducing our earnings. Adverse cash flow could threaten our continued ability to satisfy the income and asset tests necessary to maintain our status as a REIT or our solvency.

Our inability to realize cash proceeds from loan sales in excess of the loan acquisition cost could adversely affect our financial position and business.

Although we intend to retain a portion of the loans we originate, we will continue to sell some of our loans, primarily through Encore Credit. The net cash proceeds received from loan sales consist of the premiums received on sales of loans in excess of the outstanding principal balance, minus the discounts on loans sold for less than the outstanding principal balance. The proceeds received on loan sales are in part dependent on demand for consumer credit. Economic slowdowns or recessions may be accompanied by decreased real estate values and an increased rate of delinquencies, defaults and foreclosures. Potential purchasers might reduce the premiums they pay for the loans during these periods to compensate for any increased risks. Any sustained decline in demand for loans or increase in delinquencies, defaults or foreclosures is likely to significantly harm the pricing of future loan sales such that it falls below the costs to originate loans. If we are unable to originate loans at a cost lower than the cash proceeds realized from loan sales, our results of operations, financial condition, liquidity and business prospects could be materially adversely affected.

The lack of specific loan performance data on the loans we have originated and sold previously makes it difficult to predict the performance of loans we intend to retain and any revenues from future securitizations.

Historically, Encore Credit has sold substantially all of the loans that it originated on a whole-loan basis, and, until recently, we have not received loan performance data on these loans from the servicers. As a result, we are unable to track the default, delinquency, loss and prepayment experience of these loans. Consequently, we do not have representative historical delinquency, bankruptcy, foreclosure, default or prepayment experience that may be referred to for purposes of estimating future default, delinquency, loss and prepayment experience of our originated loans. In view of our lack of historical loan performance data, it is extremely difficult to validate our loss or prepayment assumptions used to calculate assumed net interest income in future securitizations of our loans, which could cause us to receive less favorable pricing terms on the mortgage-backed securities we issue than more seasoned issuers with a proven performance record would receive. Differences between our assumptions and actual performance may have a material adverse effect on the pricing, interest rates and over-collateralization levels of our mortgage-backed securities and could have a material adverse effect on the timing and receipt of our future revenues, the value of the residual interests held on our balance sheet and our cash flow.

We are dependent on a limited number of purchasers of our loans, and the inability or unwillingness of these purchasers to purchase our loans could have a material adverse impact on our financial position and business.

Our ability to continue to originate and purchase loans is dependent, in part, upon our ability to securitize and sell loans in the whole-loan market in order to generate cash proceeds for new originations and purchases. For the nine months ended September 30, 2004, we sold approximately 88% of our loans to six customers including Countrywide Securities Corporation, Bear Stearns, and IXIS Real Estate Capital, formerly known as CDC Mortgage Capital Inc., to whom we sold approximately 41.4%, 30.2% and 7.1%, respectively. For the year ended December 31, 2003, we sold approximately 89% of our loans to 11 customers, including CDC Mortgage Capital Inc. and Countrywide Securities Corporation to whom we sold approximately 20% and 14%, respectively. For the year ended December 31, 2002, we sold approximately 77% of our loans to three customers. On August 6, 2004, we entered into a termination agreement with RFC in which we agreed, among other things, to terminate our shared execution agreement pursuant to which RFC agreed to buy certain of our residential mortgage loans. In 2003 and 2002, RFC purchased approximately 10% and 8%, respectively, of the loans we sold. If these purchasers become unable or unwilling to purchase our loans and we are not able to find alternative purchasers, this could have a material adverse effect on our ability to fund future originations and purchases, which could have a material adverse effect on our results of operations, financial condition, liquidity and business prospects.

In a period of rising interest rates, our interest expense could increase faster than the interest we earn on our assets due to our strategy of financing hybrid/adjustable-rate or fixed-rate assets with floating-rate liabilities.

We expect our primary interest rate exposure to relate to our mortgage loans, mortgage-backed securities and variable-rate debt, as well as the exchange of a fixed amount per payment period for a payment that is not fixed, or interest rate swaps, and option contracts which put an upper limit on a floating exchange rate, or caps, that we intend to utilize for risk management purposes. Changes in interest rates may affect our net interest income, which is the difference between the interest income we earn on our interest-earning investments and the interest expense we incur in financing these investments. Changes in the level of interest rates also can affect our ability to originate or acquire mortgage loans or mortgage-backed securities, the value of our assets and our ability to realize gains from the sale of such assets. In a period of rising interest rates, our interest expense could increase while the interest we earn on our assets might not change as rapidly due to our strategy of funding hybrid/adjustable-rate or fixed-rate assets with floating-rate liabilities. This would adversely affect our profitability.

Although interest rates have been low over the past few years, the federal funds rate has risen 125 basis points during 2004 and is expected to continue rising in 2005. The corresponding increase in interest rates may discourage potential borrowers from refinancing mortgages, borrowing to purchase homes or seeking subordinate mortgages. This may decrease the number of mortgages available to be originated or acquired by our mortgage operations, which could adversely affect our operating results.

We originate a significant amount of our mortgage loans in California, Illinois, Florida and New York, and our operations could be harmed by economic downturns or natural disasters in these states.

During the nine months ended September 30, 2004, we originated approximately 58.6%, 9.1%, 4.7% and 4.6% of our mortgage loans in California, Illinois, Florida and New York, respectively. Declines in the economy generally or residential real estate markets in any of these states may reduce the demand for mortgage loans or increase losses in the event of foreclosure, either of which would hurt our earnings.

The occurrence of a natural disaster may cause a sudden decrease in the value of real estate in any of these states and would likely reduce the value of the properties collateralizing the mortgage loans we made. Historically, California has been vulnerable to earthquakes, erosion-caused mudslides and wildfires, and Florida has been vulnerable to tropical storms, hurricanes and tornadoes. Since such natural disasters are not typically covered by the standard hazard insurance policies maintained by borrowers, the borrowers have to pay for repairs due to such disasters. Uninsured borrowers may not repair the property or may stop paying their mortgage loans if the property is damaged. This would cause the number of foreclosures to increase and decrease our ability to recover losses on properties affected by the disasters. In addition, California has been the focal point for class action and “private attorney general” litigation against subprime residential mortgage lenders over the past two years. The litigation typically has been brought under the California Unfair Competition Law, a statute creating liability for “unfair” business practices even if those practices are not otherwise unlawful.

Declining real estate values could harm our operations.

We believe the risks associated with our business will be more acute during periods of declining real estate values. Declining real estate values will likely reduce our level of new mortgage loan originations, since borrowers often use increases in the value of their existing homes to support the refinancing of their existing mortgage loans or the purchase of new homes at higher levels of borrowings. Furthermore, declining real estate values will likely reduce our volume of cash-out refinancings and debt consolidation loans as the level of home equity available to secure such loans will be reduced. For the nine months ended September 30, 2004, approximately 73% of our loan originations were cash-out refinancings and debt consolidation loans. In addition, declining real estate values significantly increase the likelihood that we will incur increased payment delinquencies, foreclosures and losses on our loans in the event of default. Therefore, any sustained period of declining real estate values could adversely affect both our net interest income from loans in our portfolio, as well as our ability to originate, sell and securitize loans, which would significantly harm our revenues, results of operations, financial condition, business prospects and our ability to make distributions to you.

New legislative restrictions impacting telemarketing activities may harm our ability to market our loan products.

Federal and state laws regulate telemarketing practices, and may adversely impact our business. Enacted in 1991 and 1994, the Telephone Consumer Protection Act and Telemarketing Consumer Fraud and Abuse Prevention Act, respectively, are designed to restrict unsolicited advertising using the telephone and facsimile machine. Since they were enacted, however, telemarketing practices have changed significantly due to new technologies that make it easier to target potential customers while at the same time making it more cost effective to do so. The Federal Communications Commission, or FCC, and the United States Federal Trade Commission, or FTC, have responsibility for regulating various aspects of these laws, such as regulating unwanted telephone solicitations and the use of automated telephone dialing systems, prerecorded or artificial voice messages, and telephone facsimile machines. In 2003, both agencies adopted “do-not-call” registry requirements, which, in part, mandate that companies such as us maintain and regularly update lists of consumers who have chosen not to be called. These requirements also mandate that we do not call consumers who have chosen to be on the list. During the same time, many states have also adopted similar laws, with which we believe we also comply at this time. As with other regulatory requirements, these provisions impose additional regulatory and compliance costs on us and reduce the effectiveness of our marketing programs. In addition, the number of potential borrowers available to us to contact by telephone may be reduced, which could have a material adverse effect on the success of our retail operation.

If many of our borrowers become subject to the Servicemembers Civil Relief Act of 2003, our cash flows and interest income may be adversely affected.

Under the Servicemembers Civil Relief Act, which in 2003 re-enacted the Soldiers’ and Sailors’ Civil Relief Act of 1940, or the Civil Relief Act, members of the military services on active duty receive certain protections and benefits. Under the Civil Relief Act, a borrower who enters active military service after the origination of his or her mortgage loan generally may not be required to pay interest above an annual rate of 6%, and the lender is restricted from exercising certain enforcement remedies, including foreclosure, during the period of the borrower’s active duty status. The Civil Relief Act also applies to a borrower who was on reserve status and is called to active duty after origination of the mortgage loan. Considering the large number of U.S. Armed Forces personnel on active duty and likely to be on active duty in the future, compliance with the Civil Relief Act could reduce our cash flow and the interest payments collected from those borrowers, and in the event of default or delay, prevent us from exercising the remedies for default that otherwise would be available to us.

If we do not manage our growth effectively, our financial performance could be harmed.

Since we originated our first mortgage loan in March 2002, we have experienced rapid growth that has placed, and will continue to place, certain pressures on our management, administrative, operational and financial infrastructure. We also intend to grow our business by securitizing mortgage loans, which may require capital and systems development and human resources beyond those which we currently have. We cannot assure you that we will be able to satisfy our capital needs, expand our systems effectively, allocate our human resources optimally, identify and hire additional qualified employees, satisfactorily perform our servicing obligations or incorporate effectively the components of any business that we may acquire in our effort to achieve growth. For example, we have grown from 355 employees at December 31, 2002 to 1,114 employees at December 31, 2004, or an increase of more than 300% in staffing in two years. This rapid increase in staffing places constraints on our ability to find and retain qualified employees, train our new employees to use our technology-based process and integrate them into our culture. The failure to manage growth effectively would significantly impair our ability to grow and could have a material adverse effect on our business, financial condition, liquidity and results of operations.

Our auditors have reported material weaknesses in our internal controls. If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results.

Our auditors have informed us that they identified significant deficiencies that constitute material weaknesses under standards established by the American Institute of Certified Public Accountants, or the AICPA. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Our auditors believed that the increase in volume of routine transactions entered into by Encore Credit, the introduction of complex transactions and preparing for this offering increased the burden upon Encore Credit’s financial and accounting staff. Our auditors further believed that the number and experience of individuals in Encore Credit’s accounting and finance department was inadequate to independently monitor financial accounting standards that have been implemented and to maintain controls to appropriately interpret and implement new financial accounting standards and reporting requirements in accordance with generally accepted accounting principles in the United States, or GAAP.

As a public company, we will have significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. We cannot assure you that the measures we have taken or will take to remediate any material weaknesses or that we will implement and maintain adequate controls over our financial processes and reporting in the future as we continue our rapid growth.

If we are unable to establish appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations, result in material misstatements in our financial statements, harm our operating results, cause investors to lose confidence in our reported financial information and have a negative effect on the market price for shares of our common stock.

In a declining interest rate environment, loan prepayment rates may increase, adversely affecting yields on our planned investments.

The value of the assets we plan to acquire may be affected by prepayment rates on mortgage loans. Prepayment rates on mortgage loans are influenced by changes in current interest rates and a variety of economic, geographic and other factors beyond our control, and consequently, such prepayment rates cannot be predicted with certainty. In periods of declining mortgage loan interest rates, prepayments on mortgage loans generally increase and the proceeds of such prepayments are likely to be reinvested by us in assets with lower yields than the yields on the assets that were prepaid. In addition, the market value of any mortgage assets may, because of the risk of prepayment, benefit less than other fixed-income securities from declining interest rates. Under certain interest rate and prepayment scenarios we may fail to recoup fully our cost of acquisition of certain investments.

The subprime mortgage loans we originate generally have higher delinquency and default rates than prime mortgage loans, which could result in losses on loans that we retain or are required to repurchase.

The subprime mortgage loans we originate generally have higher delinquency and default rates than prime mortgage loans. Delinquency interrupts the flow of projected interest income from a mortgage loan, and default can ultimately lead to a loss if the net realizable value of the real property securing the mortgage loan is insufficient to cover the principal and interest due on the loan. Also, our cost of financing and servicing a delinquent or defaulted loan is generally higher than for a performing loan. We bear the risk of delinquency and default on loans at the time we originate them. In whole-loan sales, our risk of delinquency typically only extends to the first or second payment due to the purchaser of the loan, but when we securitize we continue to bear some exposure to delinquencies and losses through our residual interests and the loans underlying our on-balance sheet securitization transactions. We will need to establish allowances based on our anticipated delinquencies and losses. We also re-acquire the risks of delinquency and default for loans that we are obligated to repurchase. We attempt to manage these risks with risk-based loan pricing and appropriate underwriting policies and loan collection methods. However, if such policies and methods are insufficient to control our delinquency and default risks and do not result in appropriate loan pricing and appropriate loss allowances, our business, financial condition, liquidity and results of operations could be harmed.

Our internal underwriting standards may not provide adequate protection against the risks inherent in subprime residential mortgage loans and as a result, our cash flows, results of operations, financial condition and liquidity, including any net interest income from securitizations, could be materially harmed.

A substantial portion of the loans we originate are underwritten generally in accordance with our underwriting guidelines that are intended to provide for subprime residential mortgages. The mortgage industry often refers to mortgage loans that are eligible for sale to government sponsored entities, such as Fannie Mae and Freddie Mac, under both size and credit characteristics, as conforming or prime loans, while those mortgage loans that do not satisfy the credit, documentation or other underwriting standards prescribed by those government sponsored entities are often referred to as subprime loans. Accordingly, mortgage loans underwritten under our underwriting standards are likely to experience rates of delinquency, foreclosure and loss that are higher, and may be substantially higher, than mortgage loans originated in accordance with Fannie Mae or Freddie Mac underwriting guidelines. We cannot be certain that our underwriting criteria will afford adequate protection against the higher risks associated with loans made to such borrowers. If we are unable to mitigate these risks, our cash flows, results of operations, financial condition and liquidity, including any net interest income from securitizations, could be materially harmed.

Our warehouse and repurchase facilities contain covenants that restrict our operations and our ability to make distributions if we are not in compliance with certain financial and other covenants.

Our warehouse and repurchase facilities contain restrictions and covenants that, among other things, require us to satisfy specified financial, asset quality and loan performance tests. In connection with this offering and the merger, we will amend the warehouse and repurchase facilities and add ECC Capital as a co-borrower, which will result in ECC Capital having to meet specified financial and other performance tests. If we fail to meet or satisfy any of these covenants, we would be in default under these agreements and our lenders could elect to declare all amounts outstanding under the agreements to be immediately due and payable, enforce their interests against collateral pledged under such agreements and restrict our ability to make additional borrowings.

The covenants and restrictions in our warehouse and repurchase facilities may restrict our ability to, among other things:

•	incur or guarantee additional debt;

•	make certain investments and other restricted payments;

•	pay dividends or distributions on, or redeem or repurchase, capital stock;

•	issue or sell capital stock of restricted subsidiaries;

•	grant liens;

•	enter into transactions with affiliates;

•	engage in mergers or consolidations, transfer substantially all of our assets or other events constituting a change in control;

•	finance loans with certain attributes;

•	reduce liquidity below certain levels; and

•	hold loans for longer than established time periods.

These restrictions may interfere with our ability to obtain financing, to engage in other business activities or to make distributions if we are not in compliance with these covenants, which may materially harm our business, financial condition, liquidity and results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Warehouse and Repurchase Facilities.”

We may be required to repurchase mortgage loans or indemnify investors if we breach representations and warranties, which could adversely impact our earnings.

When we sell loans, we are required to make customary representations and warranties about such loans to the loan purchaser. Our whole-loan sale agreements require us to repurchase or substitute loans in the event we breach a representation or warranty given to the loan purchaser or make a misrepresentation during the mortgage loan origination process. In the case of securitized loans, we may be required to replace them with substitute loans or cash. In addition, we may be required to repurchase loans as a result of borrower fraud or in the event of early payment default on a mortgage loan. The remedies available to a purchaser of mortgage loans are generally broader than those available to us against the originating broker. Further, if a purchaser enforces its remedies against us, we may not be able to enforce the remedies we have against the broker. The repurchased loans typically can only be financed at a steep discount to their repurchase price, if at all. Repurchased loans are also typically sold at a significant discount to the unpaid principal balance. Significant repurchase activity could negatively affect our cash flow and results of operations.

We may change our investment strategy without your consent, which may result in our investing in riskier investments than our currently planned investments.

We may change our investment strategy at any time without the consent of our stockholders, which could result in our making investments that are different from, and possibly riskier than, the investments described in this prospectus. A change in our investment strategy may increase our exposure to, among other things, credit risk, interest rate risk and real estate market fluctuations.

Our hedging transactions may limit our gains or result in losses.

We intend to use derivatives, such as interest rate swaps and caps, and forward-sale agreements to hedge our liabilities and these transactions have certain risks, including the risk that losses on a hedging transaction will reduce the amount of cash available for distribution to you and that such losses may exceed the amount invested in such instruments. Our board of directors will adopt a general policy with respect to the use of derivatives, which will generally allow us to use derivatives when we deem appropriate for risk management purposes, but does not set forth specific guidelines. To the extent consistent with maintaining our qualification as a REIT, we may use derivatives, including interest rate swaps and caps, options, term repurchase contracts, forward contracts and futures contracts, in our risk management strategy to limit the effects of changes in interest rates on our operations. However, a hedge may not be effective in eliminating the risks inherent in any particular position. Our profitability may be adversely affected during any period as a result of the use of derivatives in a hedging transaction.

New legislation and regulations directed at curbing predatory lending practices could restrict our ability to originate, purchase or price subprime residential mortgage loans, which could adversely impact our earnings.

The federal Home Ownership and Equity Protection Act, or HOEPA, identifies a category of residential mortgage loans and subjects such loans to restrictions not applicable to other residential mortgage loans. Loans subject to HOEPA consist of loans on which certain points and fees or the annual percentage rate, known as the interest rate, exceed specified levels. Laws, rules and regulations have been adopted, or are under consideration, at the state and local levels that are similar to HOEPA in that they impose certain restrictions on loans that exceed certain cost parameters. These state and local laws generally have lower thresholds and broader prohibitions than under the federal law. The restrictions include prohibitions on steering borrowers into loans with high interest rates and away from more affordable products, selling unnecessary insurance to borrowers, flipping or repeatedly refinancing loans and originating loans without a reasonable expectation that the borrowers will be able to repay the loans without regard to the value of the mortgaged property. At this time we believe Encore Credit is adhering to all city, county, state and federal restrictions. Compliance with some of these restrictions requires lenders to make subjective judgments, such as whether a loan will provide a “net tangible benefit” to the borrower. These restrictions expose a lender to risks of litigation and regulatory sanction no matter how carefully a loan is underwritten and impact the way in which a loan is underwritten. The remedies for violations of these laws are not based on actual harm to the consumer and can result in damages that exceed the loan balance. Liability for violations of HOEPA, as well as violations of many of the state and local equivalents, would extend not only to us, but to assignees, which may include our warehouse lenders, whole-loan buyers and securitization trusts, regardless of whether such assignee knew of or participated in the violation.

It is our policy to seek not to originate or purchase loans that are subject to either HOEPA or these state and local laws, because the institutional loan purchasers of our loans and/or the warehouse lenders that provide financing for our loan origination operations do not want to purchase or finance such loans. Rating agencies may refuse to rate any securitization including loans subject to these laws or may rate such transactions based on higher over-collateralization levels. If we miscalculate the numerical thresholds, we may mistakenly originate or purchase such loans and bear the related marketplace and legal risks. These thresholds below which we try to originate loans create artificial barriers to production and limit the price at which we can offer loans to borrowers and our ability to underwrite, originate, sell and finance mortgage loans. Encore Credit had ceased doing business for a period of time in Georgia, New Jersey and certain cities within Ohio because it believed compliance with these requirements could not be assured at a reasonable cost with the degree of certainty that it required, and we may cease doing business in additional jurisdictions in the future where we, or our counterparties, make similar determinations with respect to anti-predatory lending laws.

We may decide to make a loan that is covered by one of these laws, rules or regulations only if, in our judgment, the loan is made in accordance with our strict legal compliance standards and without undue risk relative to litigation or to the enforcement of the loan according to its terms. If we decide to relax our self- imposed restrictions on originating loans subject to these laws, rules and regulations, we will be subject to greater risks for actual or perceived non-compliance with the laws, rules and regulations, including demands for indemnification or loan repurchases from the parties to whom we broker or sell loans, class action lawsuits, increased defenses to foreclosure of individual loans in default, individual claims for significant monetary damages, and administrative enforcement actions. Any of the foregoing could materially harm our business, financial condition and results of operations.

Some of our competitors that are national banks or federally chartered thrifts and their operating subsidiaries may not be subject to these state and local laws and may as a consequence be able to capture market share from us and other lenders. Federal regulators have expressed their position that these preemption provisions benefit mortgage subsidiaries of federally chartered institutions as well. In January 2004, the Comptroller of the Currency finalized preemption rules that confirm and expand the scope of this federal preemption for national banks and their operating subsidiaries. Such federal preemption rules and interpretations generally have been upheld in the courts. At least one national rating agency has announced, that in recognition of the benefits of federal preemption, it will not require additional credit enhancement by federal institutions when they issue securities backed by mortgages from a state that it deems to have anti-predatory lending laws with clear and objective standards. As a non-federal entity, we will continue to be subject to such rating agency requirements arising from state or local lending-related laws or regulations. Accordingly, as a mortgage lender that is generally subject to the laws of each state in which we do business, except as may specifically be provided in federal rules applicable to all lenders, we may be subject to state legal requirements and legal risks under state laws to which these federally regulated competitors are not subject, and this disparity may have the effect of giving those federal entities legal and competitive advantages. Passage of additional laws in other jurisdictions could increase compliance costs, lower fee income and lower origination volume, all of which would have a material adverse effect on our results of operations, financial condition and business prospects.

The 108th United States Congress considered legislation, such as the Ney-Lucas Responsible Lending Act introduced in 2003, which, among other provisions, would limit fees that a lender is permitted to charge, including prepayment fees, restrict the terms lenders are permitted to include in their loan agreements and increase the amount of disclosure required to be given to potential borrowers. It is expected that similar legislation will be introduced in the recently-convened 109th Congress. We cannot predict whether or in what form Congress or the various state and local legislatures may enact legislation affecting our business. We are evaluating the potential impact of these initiatives, if enacted, on our lending practices and results of operations. As a result of these and other initiatives, we are unable to predict whether federal, state, or local authorities will require changes in our lending practices in the future, including reimbursement of fees charged to borrowers, or will impose fines. These changes, if required, could adversely affect our profitability, particularly if we make such changes in response to new or amended laws, regulations or ordinances in California, Illinois or Florida or any other state where we originate a significant portion of our mortgage loans.

As of July 1, 2003, we were no longer able to rely on the Alternative Mortgage Transactions Parity Act to preempt certain state law restrictions on prepayment fees, which could adversely impact our earnings.

The value of a mortgage loan depends, in part, upon the expected period of time that the mortgage loan will be outstanding. If a borrower pays off a mortgage loan in advance of this expected period, the holder of the mortgage loan does not realize the full value expected to be received from the loan. A prepayment fee payable by a borrower who repays a loan earlier than expected helps offset the reduction in value resulting from the early payoff. Consequently, the value of a mortgage loan is enhanced to the extent the loan includes a prepayment fee, and a mortgage lender can offer a lower interest rate and/or lower loan fees on a loan that has a prepayment penalty. Prepayment fees are an important feature, which we rely upon to obtain a higher value on the loans we originate.

Certain state laws restrict or prohibit prepayment fees on mortgage loans. Prior to July 1, 2003, Encore Credit relied on the federal Alternative Mortgage Transactions Parity Act, or the Parity Act, and related rules of the Office of Thrift Supervision, or the OTS, to preempt state limitations on prepayment fees. The Parity Act was enacted to extend to financial institutions, other than federally chartered depository institutions, the federal preemption that federally chartered depository institutions enjoy with respect to alternative mortgage transactions, such as hybrid/adjustable-rate mortgage loans. However, on July 1, 2003, a new OTS rule took effect that reduced the scope of the Parity Act preemption and, as a result, we are no longer able to rely on the Parity Act to preempt state restrictions on prepayment fees. The elimination of this federal preemption requires us to comply with state restrictions on prepayment fees. These restrictions prohibit us from charging any prepayment fee on first or subordinate mortgages in several states, and restrict the amount or duration of prepayment fees that we may impose in several states, as well. State laws regulating prepayment fees vary widely from state to state. Generally speaking, these laws fall into the following four categories: (a) prohibiting prepayment fees for all mortgage loans or certain mortgage loans; (b) authorizing prepayment fees subject to certain conditions, such as the creditor being licensed for certain loans, or pursuant to a certain formula for a certain period of time; (c) prohibiting or restricting prepayment fees for mortgage loans covered under the state’s anti-predatory lending law, but not for other mortgage loans; and (d) including prepayment fees in the calculation of points and fees for purposes of determining whether a loan is covered by an anti-predatory lending law.

Prohibited Prepayment Fees

Blanket prohibitions on imposing prepayment fees may arise under one of two types of laws. First, some state licensing laws prohibit licensees from charging prepayment fees on loans that they originate. Alabama’s Consumer Finance Act is one such licensing law. Second, in the limited number of states that have enacted a version of the Uniform Consumer Credit Code, prepayment fees for mortgage loans covered by such laws are often prohibited, but prepayment fees for mortgage loans that are not covered by such laws may not be prohibited. Colorado is one such example.

Authorized Prepayment Fees Subject to Certain Restrictions

California’s Civil Code is an example of a law of general applicability that authorizes fees subject to certain conditions. The Civil Code permits most lenders to contract for a prepayment fee within the first five years of the loan’s repayment. A prepayment fee may be imposed on any amount prepaid in any twelve month period in excess of 20% of the original principal loan amount, which prepayment fee cannot exceed an amount equal to the payment of six month’s advance interest on the amount prepaid in excess of such 20%. Licensed real estate brokers in California, however, are authorized under the Civil Code to contract for such a prepayment fee within the first seven years of the loan’s repayment.

Prepayment Fee Provisions Under State Anti-Predatory Lending Laws (i) Prohibiting or Restricting such Fees or (ii) Including such Fees in the Points and Fees Test

Over the past few years, states have begun to adopt anti-predatory lending laws. These anti-predatory lending laws typically address prepayment fees in one of two ways: (i) in definitions of loans covered by the law; or (ii) in the prohibited terms and practices for such loans. With respect to defining the loans covered by the law, several laws include prepayment fees in the calculation of “points and fees” for purposes of determining whether a loan is covered by the anti-predatory loan provisions. For example, in New Jersey, lenders must include in the calculation: (i) the maximum amount of prepayment fees and penalties that may be charged or collected under the terms of the loan documents; and (ii) all prepayment fees or penalties that are incurred by the borrower if the loan refinances a previous loan made or currently held by the same creditor or an affiliate of the creditor. With respect to regulated practices, some predatory lending laws prohibit or severely restrict a lender’s ability to contract for a prepayment fee on loans covered by the law. For example, in Georgia, for any loan that constitutes a “high cost home loan,” a lender may not include a prepayment fee after two years or that exceeds in the aggregate: (i) in the first 12 months of the loan, more than 2% of the loan amount prepaid; or (ii) in the second 12 months of the loan, more than 1% of the loan amount prepaid.

This may place us at a competitive disadvantage relative to financial institutions such as national banks and federally-chartered thrifts that will continue to enjoy federal preemption of such state restrictions. Such institutions generally will be able to charge prepayment penalties without regard to state restrictions and, as a result, may be able to offer loans with interest rate and loan fee structures that are more attractive than the interest rate and loan fee structures that we are able to offer.

Our business could be harmed if courts rule that the OTS exceeded its statutory authority in adopting regulations in 1996 that allowed lenders such as us to rely on the Parity Act to preempt state restrictions on prepayment fees for hybrid/adjustable-rate mortgages.

A recent New Jersey state appellate court departed from prior decisions in other jurisdictions to hold that the OTS did not have the authority to adopt regulations in 1996 that allowed lenders like Encore Credit to rely on the Parity Act to preempt state limitations on prepayment fees with respect to hybrid/adjustable-rate mortgages. Although the New Jersey Supreme Court reversed the decision in May 2004, that reversal could be appealed, and if it were appealed successfully or if courts in other jurisdictions reach similar conclusions, Encore Credit, along with other lenders, could face litigation regarding the enforceability of prepayment fees on its outstanding hybrid/adjustable-rate loans and regarding charges that were imposed on its customers who paid prepayment penalties at the time they refinanced its hybrid/adjustable-rate loans. Encore Credit could also face contractual claims from its loan buyers stemming from representations it made regarding the enforceability of its prepayment penalties. Such litigation and claims could have a material adverse effect on our business, financial condition and results of operations.

Our business could be harmed if a recent Appellate Court of Illinois decision is not overturned on appeal, and if we are thus exposed to litigation for fees charged in connection with loans we originated in Illinois in the past.

On March 31, 2004, the Appellate Court of Illinois held, contrary to the understanding of many in the industry, that Section 501(a) of the Depository Institutions Deregulation and Monetary Control Act, or DIDMCA, does not preempt the limitations on loan-related charges and fees contained in Section 4.1a of the Illinois Interest Act. Unless this decision is overturned on appeal, we could be exposed to litigation against us for fees charged by Encore Credit in connection with loans it originated in Illinois in the past in reliance on the DIDMCA preemption. In addition, as a result of this limitation, we may reduce our operations in Illinois since the limit will reduce the return we expect on higher rate loans. Such litigation, if decided against us, could have a material adverse effect on our business, results of operations and financial condition.

The broad scope of our operations exposes us to risks of noncompliance with an increasing and inconsistent body of complex laws and regulations at the federal, state and local levels.

Because we may originate, purchase and table fund mortgage loans in all 50 states, we must comply with the laws and regulations, as well as judicial and administrative decisions, of all of these jurisdictions, as well as an extensive body of federal laws and regulations. The volume of new or modified laws and regulations has increased in recent years, and, in addition, individual cities and counties have begun to enact laws that restrict subprime loan origination activities in those cities and counties. State and local governmental authorities have focused on the lending practices of companies in the subprime mortgage lending industry, sometimes seeking to impose sanctions for practices such as charging excessive fees, imposing interest rates higher than warranted by the credit risk of the borrower, failing to adequately disclose the material terms of loans and abusive servicing and collection practices. The laws and regulations of each of these jurisdictions are different, complex and, in some cases, in direct conflict with each other. As our operations continue to grow, it may be more difficult to identify comprehensively and to interpret accurately applicable laws and regulations and to employ properly our policies, procedures and systems and train our personnel effectively with respect to all of these laws and regulations, thereby potentially increasing our exposure to the risks of noncompliance with these laws and regulations.

Our failure to comply with this regulatory regimen can lead to:

•	civil and criminal liability, including potential monetary penalties;

•	loss of lending licenses or approved status required for continued lending and servicing operations;

•	demands for indemnification or loan repurchases from purchasers of our loans;

•	legal defenses causing delay and expense;

•	adverse effects on the servicer’s ability to enforce loans;

•	the borrower having the right to rescind or cancel the loan transaction;

•	adverse publicity;

•	individual and class action lawsuits;

•	administrative enforcement actions;

•	damage to our reputation in the industry;

•	inability to sell or securitize our loans;

•	loss of the ability to obtain ratings on our securitizations by rating agencies; or

•	inability to obtain credit to fund our operations.

Although we have systems and procedures directed to compliance with these legal requirements and believe that we are in material compliance with all applicable federal, state and local statutes, rules and regulations, we cannot assure you that more restrictive laws and regulations will not be adopted in the future, or that governmental bodies will not interpret existing laws or regulations in a more restrictive manner, which could make compliance more difficult or expensive. These applicable laws and regulations are subject to administrative or judicial interpretation, but some of these laws and regulations have been enacted only recently or may be interpreted infrequently. As a result of infrequent or sparse interpretations, ambiguities in these laws and regulations may leave uncertainty with respect to permitted or restricted conduct under them. Any ambiguity under a law to which we are subject may lead to regulatory investigations, governmental enforcement actions or private causes of action, such as class action lawsuits, with respect to our compliance with applicable laws and regulations.

If financial institutions face exposure stemming from legal violations committed by the companies to which they provide financing or underwriting services, this could increase our borrowing costs and negatively affect the market for whole-loans and mortgage-backed securities.

In June 2003, a California jury found a warehouse lender and securitization underwriter liable in part for fraud on consumers committed by a lender to whom it provided financing and underwriting services. The jury found that the investment bank was aware of the fraud and substantially assisted the lender in perpetrating the fraud by providing financing and underwriting services that allowed the lender to continue to operate, and held it liable for 10% of the plaintiff’s damages. This is the first case we know of in which an investment bank was held partly responsible for violations committed by a mortgage lender customer. Shortly after the announcement of the jury verdict in the California case, the Florida Attorney General filed suit against the same financial institution, seeking an injunction to prevent it from financing mortgage loans within Florida, as well as damages and civil penalties, based on theories of unfair and deceptive trade practices and fraud. The suit claims that this financial institution aided and abetted the same lender involved in the California case in its commission of fraudulent representations in Florida. As of the date of this prospectus, there has been no ruling in this case. If other courts or regulators adopt this “aiding and abetting” theory, investment banks may face increased litigation as they are named as defendants in lawsuits and regulatory actions against the mortgage companies with which they do business. Some investment banks may exit the business, charge more for warehouse lending and reduce the prices they pay for whole-loans in order to build in the costs of this potential litigation. This could, in turn, have a material adverse effect on our results of operations, financial condition and business prospects.

We face intense competition that could adversely affect our market share and our revenues.

We face intense competition from finance and mortgage banking companies, other mortgage REITs and other Internet-based lending companies where entry barriers are relatively low. In addition, certain government-

sponsored entities, such as Fannie Mae and Freddie Mac, are also expanding their participation in the subprime residential mortgage industry. These government-sponsored entities have a size and cost-of-funds advantage that allows them to purchase loans with lower rates or fees than we are willing to offer. While the government-sponsored entities presently do not have the legal authority to originate mortgage loans, including subprime loans, they do have the authority to buy loans. A material expansion of their involvement in the market to purchase subprime loans could change the dynamics of the industry by virtue of their sheer size, pricing power and the inherent advantages of a government charter. In addition, if as a result of their purchasing practices, these government-sponsored entities experience significantly higher-than-expected losses, such experience could adversely affect the overall investor perception of the subprime residential mortgage industry.

The intense competition in the subprime residential mortgage industry has also led to rapid technological developments, evolving industry standards and frequent releases of new products and enhancements. Our inability to continue enhancing our current Internet capabilities, or to adapt to other technological changes in the industry, could have a material adverse effect on our results of operations, financial condition and business prospects.

Competition in the industry can take many forms, including interest rates and costs of a loan, less stringent underwriting standards, convenience in obtaining a loan, customer service, amount and term of a loan and marketing and distribution channels. The need to maintain mortgage loan volume in this competitive environment creates a risk of price and quality competition in the mortgage industry. In fact, we have recently experienced significant price competition from other industry participants. Price competition could cause us to lower the interest rates that we charge borrowers, which could lower the value of our loans for either sale or our portfolio. If our competitors in the subprime residential mortgage market adopt less stringent underwriting standards, we will be pressured to do so as well, which would result in greater loan risk without compensating pricing. If we do not relax underwriting standards in response to our competitors, we may lose market share. Any increase in these pricing and underwriting pressures could reduce the volume of our loan originations and sales and have a material adverse effect on our business, financial condition, liquidity and results of operations.

If we are unable to maintain and expand our network of independent brokers, our loan origination business will decrease.

Substantially all of our originations of mortgage loans comes from independent brokers in our wholesale operation. In 2003, 100 brokers originated approximately 50% of our mortgage loans. The brokers with whom we associate are not contractually obligated to do business with us. Further, our competitors also have relationships with the brokers with whom we associate and actively compete with us in our efforts to obtain loans from our brokers and to expand our broker networks. Accordingly, we cannot assure you that we will be successful in maintaining our existing relationships or expanding our broker networks, the failure of which could negatively affect the volume and pricing of our loans, which would have a material adverse effect on our business, financial condition, liquidity and results of operations.

If our servicers fail to adequately service the loans we originate and sell, it could negatively affect our business, financial condition, liquidity and results of operations.

Encore Credit currently outsources the servicing of all the loans it originates. For the loans Encore Credit originates and holds for sale, Encore Credit enters into service agreements with a third party. If any interim servicer were to terminate the agreement or refuse or be unable to provide the necessary service, Encore Credit’s choices for a new servicer may be limited and it may not be able to identify another servicer at the same cost or at all. With respect to the loans we will securitize, we currently intend to either contract with a third party to service these loans or sell the servicing rights to a third party. If we engage a third party to service the loans on our behalf and that servicer should refuse or be unable to provide the necessary service, we may be required to provide the service or engage another servicer. If we are unable to engage another servicer, in addition to providing the servicing of the loans, we may be obligated to make advances for delinquent payments and other servicing-related costs may be increased, which could have a negative effect on our results of operations and financial condition.

Poor servicing and collections for which we are reliant on third-party servicers or a transfer of servicing could adversely affect the amount or value of the cash flow received from our securitized portfolio, the value of our residual interests, our ability to sell or securitize loans and the likelihood that repurchase obligations are triggered, which could have a material adverse effect on our business, financial condition, liquidity and results of operations.

We are subject to losses due to fraudulent and negligent acts on the part of loan applicants, mortgage brokers, other vendors and our employees.

When we originate mortgage loans, we rely heavily upon information supplied by third parties, including the information contained in the loan application, property appraisal, title information and employment and income documentation. If any of this information is intentionally or negligently misrepresented and such misrepresentation is not detected prior to loan funding, the value of the loan may be significantly lower than expected. Whether a misrepresentation is made by the loan applicant, the mortgage broker, another third party or one of our employees, we generally bear the risk of loss associated with the misrepresentation. A loan subject to a material misrepresentation is typically unsaleable or subject to repurchase if it is sold prior to detection of the misrepresentation, and entities making misrepresentations are often difficult to locate, and it is often difficult to collect any monetary losses we have suffered from them. We cannot assure you that we have detected or will detect all misrepresented information in our loan originations.

We may be subject to fines or other penalties based upon the conduct of our independent brokers.

The mortgage brokers from which we obtain loans have parallel and separate legal obligations to which they are subject. While these laws may not explicitly hold the originating lenders responsible for the legal violations of mortgage brokers, increasingly federal and state agencies have sought to impose such assignee liability. For example, the FTC entered into a settlement agreement with a mortgage lender where the FTC characterized a broker that had placed all of its loan production with a single lender as the “agent” of the lender; the FTC imposed a fine on the lender in part because, as “principal,” the lender was legally responsible for the mortgage broker’s unfair and deceptive acts and practices. In the past, the United States Department of Justice has sought to hold a subprime mortgage lender responsible for the pricing practices of its mortgage brokers, alleging that the mortgage lender was directly responsible for the total fees and charges paid by the borrower under the Fair Housing Act even if the lender neither dictated what the mortgage broker could charge nor kept the money for its own account. Accordingly, we may be subject to fines or other penalties based upon the conduct of our independent mortgage broker customers.

Stockholder, director and officer refusal to comply with regulatory requirements may interfere with our ability to do business in certain states.

Some states in which we operate may impose regulatory requirements on our officers and directors and persons holding certain amounts, usually 10% or more (but in some cases 5%), of our common stock. If any such person fails to meet or refuses to comply with a state’s applicable regulatory requirements for mortgage lending, we could lose our authority to conduct business in that state.

In many states, unless waived, certain officers, directors and/or securityholders of a license applicant are required to provide certain personal background and/or financial disclosures. In some states, unless waived, certain officers, directors or securityholders of a license applicant are required to submit fingerprint cards for processing by law enforcement agencies. Failure to submit the required personal background or financial disclosures or fingerprint cards could lead to the denial of a license application. ECC Capital has made the required submissions, in connection with applying for the state licenses it needs to conduct its mortgage finance activities, in all states except for New York. As new officers or directors are appointed, or as additional investors acquire the requisite shares of stock, the background or financial disclosures or fingerprint card submissions may need to be filed in some states, which may be done as part of the license renewal process in some of these states. Failure to submit required background or financial disclosures or fingerprint cards could lead to a fine or license suspension or revocation.

We are subject to significant legal and reputational risks and expenses under federal and state laws concerning privacy, use and security of customer information.

The federal Gramm-Leach-Bliley financial reform legislation imposes significant privacy obligations on us in connection with the collection, use and security of financial and other nonpublic information provided to us by applicants and borrowers. In addition, California has enacted, and several other states are considering enacting, even more stringent privacy or customer-information-security legislation, as permitted under federal law. Because laws and rules concerning the use and protection of customer information are continuing to develop at the federal and state levels, we expect to incur increased costs in our effort to be and remain in full compliance with these requirements. Nevertheless, despite our efforts we will be subject to legal and reputational risks in connection with our collection and use of customer information, and we cannot assure you that we will not be subject to lawsuits or compliance actions under such state or federal privacy requirements. To the extent that a variety of inconsistent state privacy rules or requirements are enacted, our compliance costs could substantially increase.

Loss of our executive officers, such as Messrs. Holder and Asghar, or the inability to attract and retain skilled account executives could result in a material adverse effect on our business.

Our future success depends to a significant extent on the continued services of our executive officers, particularly Messrs. Holder and Asghar. The loss of the services of our executive officers could have a material adverse effect on our business, financial condition and results of operations.

In addition, we depend on our account executives to attract borrowers by, among other things, developing relationships with other financial institutions, mortgage companies, real estate agents and brokers, and others. These relationships lead to repeat and referral business. The market for skilled account executives and loan officers is highly competitive. Competition for qualified account executives and loan officers may lead to increased hiring and retention costs. If we are unable to attract or retain a sufficient number of skilled account executives and loan officers at manageable costs, it could harm our business, financial condition, and results of operations.

The success and growth of our business will depend upon our ability to adapt to and implement technological changes to remain competitive and any failure to do so could result in a material adverse effect on our business.

Our mortgage loan origination business is currently dependent upon our ability to interface effectively with our brokers, borrowers and other third parties and to process loan applications and closings efficiently. The origination process is becoming more dependent upon technological advancement, such as our continued ability to process applications over the Internet, accept electronic signatures, provide process status updates instantly and other customer-expected conveniences that are cost-efficient to our process. Maintaining and improving this new technology and becoming proficient with it may also require significant capital expenditures. As these requirements increase in the future, we will have to fully develop these technological capabilities to remain competitive and any failure to do so could have a material adverse effect on our business, results of operations and financial condition.

Our operations are dependent on our ability to protect our automated underwriting system and data centers against damage.

Our operations are dependent on our ability to protect our computer equipment and the information stored in our data centers against damage that may be caused by fire, power loss, telecommunications failures, unauthorized intrusion, computer viruses and disabling devices, natural disasters and other similar events. We cannot assure you that a fire or other natural disaster would not result in a prolonged disruption of our automated underwriting system or permanently impair some of our operations. A prolonged service disruption or other impairment of operations could damage our reputation with customers, expose us to liability, cause us to lose existing customers or increase our difficulty in attracting new ones. We may also incur significant costs for using alternative off-site equipment.

We are exposed to environmental liabilities with respect to properties to which we take title.

In the course of our business, we may foreclose and take title to residential properties, and, if we do take title, we could be subject to environmental liabilities with respect to these properties. In such a circumstance, we may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. If we ever become subject to significant environmental liabilities, our business, financial condition, liquidity and results of operations could be materially and adversely affected.

If we make any acquisitions, we will incur a variety of costs and may never realize the anticipated benefits.

If appropriate opportunities become available, we may attempt to acquire businesses that we believe are a strategic fit with our business. We currently have no agreements to consummate any material acquisitions. Any such acquisitions that are material to us would generally require the prior approval of our stockholders. If we pursue any such transaction, the process of negotiating the acquisition and integrating an acquired business may result in operating difficulties and expenditures and may require significant management attention that would otherwise be available for the ongoing development of our business, whether or not any such transaction is ever consummated. Moreover, we may never realize the anticipated benefits of any acquisition. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could harm our business, results of operations and financial condition.

Risks Related to Our Organization and Structure

Our charter will prohibit certain entities from owning our shares which might reduce the demand for our shares by limiting the potential purchasers of our shares.

If certain types of entities hold our shares, then a tax will be imposed on us if we hold a residual interest in a real estate mortgage investment conduit, or REMIC, and, although the law on the matter is unclear, a tax might be imposed on us if we hold an interest in a taxable mortgage pool. To prevent us from being required to pay this tax in that event, our charter generally will prohibit our shares from being held by the entities that might cause this tax to be imposed on us. These entities include: the United States; any state or political subdivision thereof; any foreign government; any international organization; any agency or instrumentality of any of the foregoing; any other tax-exempt organization, other than a farmer’s cooperative described in section 521 of the Code, that is both exempt from income taxation and exempt from taxation under the unrelated business taxable income provisions of the Code; and any rural electrical or telephone cooperative.

Provisions of our charter and Maryland law may limit the ability of a third party to acquire control of our company.

Certain provisions of the Maryland General Corporation Law, or the MGCL, may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then-prevailing market price of such shares, including:

•	“business combination” provisions that, subject to limitations, prohibit certain business combinations between us and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate thereof) for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter impose special super majority stockholder voting requirements on these combinations;

•	“control share” provisions that provide that “control shares” of our company (defined as shares which, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of “control shares”) have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares; and

•	“unsolicited takeover” provisions of Maryland law that permit our board of directors, without stockholder approval, to implement possible takeover defenses, such as a classified board or two-third vote requirement for removal of a director that we are not yet eligible to have.

We have opted out of the control share provisions of the MGCL pursuant to a provision in our bylaws. However, we may, by amendment to our bylaws, become subject to the control share provisions of the MGCL in the future. We have also, by resolution of our board of directors, excluded any business combination with us from the business combination provisions of the MGCL. There can be no assurance that this provision will not be amended or eliminated at any time in the future. There can also be no assurance that the “unsolicited takeover” provisions that we are not yet eligible to have will not be implemented by our board of directors in the future.

Upon completion of this offering and the merger, our charter and bylaws will contain provisions that may have an anti-takeover effect and inhibit a change in our board of directors. These provisions include the following:

•    There are ownership limits and restrictions on transferability in our charter. Our charter, subject to certain exceptions, will authorize our board of directors to take such actions as are necessary and desirable to preserve our qualification as a REIT and to limit any person to actual or constructive ownership of no more than 5.6% in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock and no more than 5.6% in value of our outstanding capital stock. Our board of directors, in its sole discretion, may exempt a proposed transferee from these ownership limits. However, our board of directors may not grant an exemption from the ownership limit to any proposed transferee whose actual or constructive ownership, of in excess of 5.6% of the value of the outstanding shares of our capital stock could jeopardize our status as a REIT. Steven G. Holder and Shabi S. Asghar, together with each of their respective affiliates, will each be permitted to own up to 19.58% and 12.92%, respectively, of our common stock after this offering. These restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT. These ownership limits may delay or impede a transaction or a change of control that might be in the best interest of our stockholders. See “Description of Stock—Restrictions on Ownership and Transfer.”

•    Our charter permits our board of directors to issue common stock or preferred stock, without any action by our stockholders, with terms that may discourage a third party from acquiring us.

Upon completion of this offering and the merger, our charter will permit our board of directors to issue up to 200,000,000 shares of common stock and up to 20,000,000 shares of preferred stock. In addition, our board of directors may classify or reclassify unissued shares of common stock or preferred stock and may set the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption of the classified shares. As a result, our board of directors could authorize the issuance of common stock or preferred stock with terms and conditions that could have the effect of discouraging a takeover or other transaction in which holders of some or a majority of our shares might receive a premium for their shares over the then-prevailing market price of our shares.

•    Our charter and bylaws contain other possible anti-takeover provisions. Upon completion of this offering and the merger, our charter and bylaws will contain other provisions that may have the effect of delaying, deterring or preventing a change in control of us or the removal of existing directors and, as a result, could prevent our stockholders from being paid a premium for their common stock over the then prevailing market price. These provisions include advance notice requirements for stockholder proposals.

•    Removal of Directors. Under our charter, subject to the rights of one or more future classes or series of preferred stock to elect or remove one or more directors, a director may be removed only for cause and then only by the affirmative vote of at least two-thirds of all votes entitled to be cast by our stockholders generally in the election of directors.

•    Stockholder-Requested Special Meetings. Our bylaws provide that our stockholders have the right to call a special meeting only upon the written request of the stockholders entitled to cast not less than a majority of all the votes entitled to be cast by the stockholders at such meeting.

•    Number of Directors, Board Vacancies, Term of Office. Our charter and bylaws provide a majority of the entire board of directors with the right to determine the number of directors; however, the number of directors may not be fewer than one, as required by Maryland law, or more than fifteen. Vacancies on the board may be filled by a majority of the remaining directors, whether or not constituting a quorum. In addition, a vacancy on the board of directors resulting from the removal of a director may also be filled by the stockholders. We have provided in our charter that, once we have a class of equity securities registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act and have at least three independent directors, the board of directors has the exclusive right, by the affirmative vote of a majority of the remaining directors, to fill all vacancies on the board of directors, including those resulting from the removal of a director or an increase in the number of directors, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy shall hold office until the next annual meeting of stockholders and until his or her successor is elected and qualifies.

•    Stockholder-Requested Special Meetings. Our bylaws provide that our stockholders have the right to call a special meeting only upon the written request of the stockholders entitled to cast not less than a majority of all the votes entitled to be cast by the stockholders at such meeting.

•    Advance Notice Provisions for Stockholder Nominations and Proposals. Our bylaws require advance written notice for stockholders to nominate persons for election as directors at, or to bring other business before, any meeting of stockholders. This bylaw provision limits the ability of stockholders to make nominations of individuals for election as directors or to introduce other proposals unless we are notified in a timely manner prior to the meeting.

Our rights and the rights of our stockholders to take action against our directors and officers are limited.

Maryland law provides that a director or officer has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Upon completion of this offering and the merger, our charter, in the case of directors and officers, will require us to indemnify our directors and officers for actions taken by them in those capacities to the full extent permitted by Maryland law.

Maryland law permits us to include in our charter a provision limiting the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services, or (b) active and deliberate dishonesty established by final judgment and which is material to the cause of action. Upon completion of this offering and the merger, our charter will contain a provision that eliminates directors and officers’ liability to the maximum extent permitted by Maryland law. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist under common law.

Maintenance of our Investment Company Act exemption imposes limits on our operations.

We intend to conduct our operations so as not to become regulated as an investment company under the Investment Company Act of 1940, as amended, or the Investment Company Act. The Investment Company Act exempts entities that are primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. To qualify for this exemption, we must maintain at least 55% of our assets directly in mortgages, qualifying pass-through certificates and certain other qualifying interests in real estate. Our ownership of certain mortgage assets may be limited by the provisions of the Investment Company Act. If the Securities and Exchange Commission, or SEC, adopts a contrary interpretation with respect to these securities or otherwise believes we do not satisfy the above exception, we could be required to restructure our activities or sell certain of our assets. To insure that we continue to qualify for the exemption, we may be required at times to adopt less efficient methods of financing certain of our mortgage assets and we may be precluded from acquiring certain types of higher-yielding mortgage assets. The net effect of these factors will be to lower our net interest income. If we fail to qualify for exemption from registration as an investment company, we will need to restructure our business to qualify for exemption from registration or register as an investment company under the Investment Company Act. If we are required to register as an investment company, our ability to use leverage would be substantially reduced, and we would not be able to conduct our business as described.

Messrs. Holder and Asghar together with their respective affiliates will own in the aggregate approximately 30% of our outstanding common stock after this offering and the merger, and there may be circumstances under which the interests of Messrs. Holder and Asghar and the interests of the holders of the remainder of our common stock will not be aligned.

Messrs. Holder and Asghar together with their respective affiliates will own in the aggregate approximately 30% of our outstanding common stock after this offering and the merger. This may enable them to exercise substantial influence over the management of our company and on the outcome of any matters submitted to a vote of our stockholders. Circumstances may arise in which the interests of Messrs. Holder and Asghar could be in conflict with your interests as a holder of our common stock. The concentration of ownership of our company may have the effect of delaying, deferring or preventing a change of control of our company, may discourage bids for our stock at a premium over the market price and may have a material adverse effect on the market price of our common stock.

Risks Related to this Offering

There is currently no public market for our common stock, and an active trading market for the common stock may never develop following this offering.

Prior to this offering, there has been no public market for our common stock. We intend to apply to list our common stock on the NYSE in connection with this offering, but even if our common stock is approved for listing, an active trading market for our common stock may never develop or be sustained. Our common stock may have limited trading volume, and many investors may not be interested in owning our common stock because of the inability to acquire or sell a substantial block of our common stock at one time. This illiquidity could have a material adverse effect on the market price of our common stock.

Our stock price and trading volume may be volatile, which could result in substantial losses to our stockholders.

Even if an active trading market develops, the market price for shares of our common stock may be highly volatile and could be subject to wide fluctuations after this offering. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. Some of the factors that could negatively affect the price of our common stock include:

•	actual or anticipated variations in our quarterly results of operations;

•	changes in our funds from operations or earnings estimates;

•	publication of research reports about us or the residential real estate industry;

•	increases in market interest rates that may lead purchasers of our common stock to demand a higher yield which, if our distributions do not rise, will mean our share price will fall;

•	changes in market valuations of similar companies;

•	adverse market reaction to any increased indebtedness we incur in the future;

•	additions or departures of key management personnel;

•	actions by institutional stockholders;

•	speculation in the press or investment community; and

•	general market and economic conditions.

Many of these factors are beyond our control, and we cannot predict their potential effects on the price of our common stock. If the market price of our common stock declines significantly, you may be unable to resell your common stock at or above the initial public offering price. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly, including a decline below the initial public offering price, in the future. In addition, the stock market in general can experience considerable price and volume fluctuations.

The initial public offering price may be higher than the market price of our common stock after this offering, which would result in losses to those who purchased our common stock at the initial public offering price.

The value of the initial public offering price was not established in a competitive market. Instead, this value was based, in part, upon our negotiations with the representative of the underwriters. This exchange value and the price of our common stock in this offering does not necessarily bear any relationship to our book value, the fair market value of our assets or the value of cash and stock consideration that our stockholders will receive, and may be higher than the market price of the common stock after this offering.

You will experience immediate and significant dilution in the book value per share.

The initial public offering price of our common stock is substantially higher than what its book value per share will be upon completion of this offering, the concurrent private placement and our completion of the merger. Based on our sale of 52,500,000 shares of common stock in this offering at the initial public offering price of $6.75 per share, and the concurrent private placement of $25 million of our common stock at a per share price equal to the initial public offering price less the underwriting discount, if you purchase our common stock in this offering you will incur immediate dilution of approximately $2.56 in the book value per share of common stock from the price you pay for our common stock in this offering.

We have not established a minimum distribution and we cannot assure you of our ability to make distributions in the future.

We intend to make quarterly distributions to our stockholders in amounts sufficient to enable us to qualify as a REIT. We have not established a minimum distribution payment level and our ability to make distributions may be adversely affected by the risk factors described in this prospectus. All distributions will be made at the discretion of our board of directors and will depend on our earnings, our financial condition, the maintenance of our REIT status and such other factors as our board of directions may deem relevant from time to time. We cannot assure you that we will have the ability to make distributions in the future.

Future sales of shares of our common stock, including shares of common stock held by our insiders and an affiliate of Friedman, Billings, Ramsey & Co., Inc., may depress the price of our common stock.

Any sales of a substantial number of shares of our common stock, or the perception that those sales might occur, may cause the market price of our common stock to decline. Upon completion of this offering, the merger and the expiration of any applicable transfer restrictions imposed in connection with this offering, our directors and executive officers will have the ability to sell approximately 29.2% of our common stock and an affiliate of Friedman, Billings, Ramsey & Co., Inc. acquiring shares in the concurrent private placement will be able to sell 4.1% of our common stock. Although our directors, officers and holders of all of our outstanding capital stock and securities convertible into or exchangeable for shares of our capital stock have agreed with the underwriters of this offering to be bound by a 180-day lock-up agreement that prohibits these holders from selling or transferring their stock, other than in specific circumstances, Friedman, Billings, Ramsey & Co., Inc., at its discretion, can waive the restrictions of the lock-up agreement at an earlier time without prior notice or announcement and allow our stockholders to sell their shares of our common stock in the public market. If the restrictions of the lock-up agreement are waived, shares of our common stock will be available for sale into the market, subject only to applicable securities rules and regulations, which may cause our common stock price to decline. We are unable to predict whether significant numbers of shares will be sold in the open market in anticipation of or following a sale by insiders.

We expect we will enter into a registration rights agreement with an affiliate of Friedman, Billings, Ramsey & Co., Inc. in connection with the concurrent private placement and will agree to register the resale of the shares of our common stock that the affiliate purchases in the concurrent private placement. In the future, we may grant additional options or grant additional registration rights with respect to our common stock.

Our management has broad discretion over the use of the proceeds we receive from this offering and the concurrent private placement and may use the proceeds in ways with which you disagree.

We estimate the net proceeds we will receive from this offering and the concurrent private placement to be approximately $351.5 million after deducting the underwriters’ discount, financial advisory fee and paying the estimated offering and merger expenses. Our management will have broad discretion to spend the remaining net proceeds from this offering and the concurrent private placement in ways with which stockholders may not agree. The failure of our management to apply these funds effectively could result in unfavorable returns, could cause a material adverse effect on our business, financial condition, liquidity and results of operations, and could cause the value of our common stock to decline.

Risks Related to Our Qualification and Operation as a REIT

Our failure to qualify as a REIT would have significant adverse consequences to us and the value of our common stock.

We intend to operate in a manner that will allow us to qualify as a REIT for federal income tax purposes under the Code commencing with the taxable year ending December 31, 2005. We have not requested and do not plan to request a ruling from the Internal Revenue Service, or IRS, that we qualify as a REIT, and the statements in this prospectus are not binding on the IRS or any court. If we were to lose our REIT status, we would face serious tax consequences that would substantially reduce the funds available for distribution to you for each of the years involved because:

•	we would not be required to make, nor would we be entitled to a deduction for, any distributions to stockholders in computing our taxable income and would be required to pay federal income tax at regular corporate rates;

•	we also could be required to pay the federal alternative minimum tax and possibly increased state and local taxes; and

•	unless we are entitled to relief under applicable statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified.

In addition, if we fail to qualify as a REIT, we will not be required to make distributions to our stockholders. As a result of all these factors, our failure to qualify as a REIT also could impair our ability to expand our business and raise capital, and would adversely affect the value of our common stock.

Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT. In order to qualify as a REIT, we must satisfy a number of requirements, including requirements regarding the ownership of our shares, the composition of our assets and a requirement that at least 95% and 75% of our gross income in any year be derived from qualifying sources, such as interest on mortgage loans. Also, we must make distributions to stockholders aggregating annually at least 90% of our net taxable income, excluding capital gains.

Even if we qualify as a REIT for federal income tax purposes, we may be required to pay some federal, state and local taxes on our income or property and, in certain cases, a 100% penalty tax in the event we sell property, including mortgage loans, as a dealer or if a taxable REIT subsidiary of ours, including Encore Credit, Encore Credit Corporation of Minnesota or Bravo Credit, enters into agreements with us on a basis that is determined to be other than an arm’s-length basis. In addition, any taxable REIT subsidiary we own, including Encore Credit, Encore Credit Corporation of Minnesota and Bravo Credit, will be required to pay federal, state and local income taxes on its taxable income, including income from Encore Credit’s loan origination business and from the sale of any loans that we do not hold in our portfolio, as well as any other applicable taxes.

REIT distribution requirements could adversely affect our liquidity.

To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our net taxable income each year, excluding capital gains, and we will be required to pay regular corporate income taxes to the extent that we distribute less than 100% of our net taxable income each year. In addition, we will be required to pay a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. We intend to make distributions to our stockholders to comply with the 90% distribution requirement and to avoid corporate income tax and the nondeductible excise tax. However, differences in timing between the recognition of REIT taxable income and the actual receipt of cash or the effect of non-deductible capital expenditures could require us to (i) sell assets in adverse market conditions, (ii) borrow funds on unfavorable terms, or (iii) distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt in order to comply with the 90% distribution requirement and to avoid corporate income tax and the nondeductible excise tax. Further, amounts distributed will not be available to fund investment activities. We expect to fund our investments, initially, by raising capital in this offering and, subsequently, through borrowings from financial institutions, along with securitization financings. Our failure to obtain debt or equity capital in the future could limit our ability to grow, which could have a material adverse effect on the value of our common stock.

Complying with REIT requirements may force us to liquidate otherwise attractive investments.

At the close of each quarter of our taxable year, we must satisfy four tests relating to the nature and diversification of our assets. First, at least 75% of the value of our total assets must be represented by real estate assets, cash, cash items and government securities. For purposes of this test, real estate assets include stock or debt instruments that are purchased with the proceeds of a stock offering or a public offering of debt with a term of at least five years, but only for the one-year period beginning on the date we receive such proceeds. Second, not more than 25% of our total assets may be represented by securities, other than those securities includable in the 75% asset test. Third, of the investments included in the 25% asset class, and except for investments in REITs, qualified REIT subsidiaries and taxable REIT subsidiaries, the value of any one issuer’s securities may not exceed 5% of the value of our total assets, and we may not own more than 10% of the total vote or value of the outstanding securities of any one issuer except, in the case of the 10% value test, certain “straight debt” and other excluded securities, as described in the Code. Fourth, not more than 20% of the value of our total assets may be represented by the securities of one or more taxable REIT subsidiaries.

If we fail to satisfy an asset test because we acquire securities or other property during a quarter, we may cure this failure by disposing of sufficient non-qualifying assets within 30 days after the close of that quarter. In addition, other cure provisions may be available to us in the event we fail to meet the REIT qualifications tests. Although we plan to take steps to ensure that we satisfy such tests for any quarter with respect to which testing is to occur, there can be no assurance that such steps will always be successful, or will not require a reduction in our overall interest in an issuer. If we fail to timely cure any noncompliance with the asset tests, we would cease to qualify as a REIT. See “Federal Income Tax Considerations.”

U.S. federal income tax treatment of REITs and investments in REITs may change which may cause us to lose the tax benefits of operating as a REIT.

The present U.S. federal income tax treatment of a REIT and an investment in a REIT may be modified by legislative, judicial or administrative action at any time. Revisions in U.S. federal income tax laws and interpretations of these laws could adversely affect us and the tax consequences of an investment in us.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus contain forward-looking statements that are subject to risks and uncertainties. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “will,” “should,” “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

These forward-looking statements are based on assumptions that we have made in light of our experience in the industry in which we operate, as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read this prospectus and consider investing in our common stock, you should understand that these statements are not guarantees of performance or results. These statements involve risks (some of which are beyond our control), uncertainties and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial condition or results of operations and cause actual results to differ materially from those in the forward-looking statements. These factors include, without limitation:

•	future economic and business conditions and consumer confidence;

•	government monetary and fiscal policies;

•	the effects of changes in interest rates and the yield curve, especially residential mortgage interest rates on the demand for and composition of our loan products, and upon our costs of financing, the value of our mortgage loans held and on prepayment rates on mortgage loans;

•	the failure of assumptions underlying the establishment of reserves for possible loan losses and other estimates, including those used to develop hedging and interest rate risk management strategies;

•	changes in laws and regulations, including changes in tax laws and regulations;

•	changes in accounting policies, rules and practices;

•	the effects of war or other conflicts, acts of terrorism or other catastrophic events;

•	the risks of entering new markets or products, and the risks of mergers, or acquisitions and joint ventures, including the costs of integrating new operations, and the risk of failure of achieving anticipated revenue growth and/or expense savings from such activities;

•	general volatility of the capital markets and the market price of our common stock;

•	changes in prepayment rates on our mortgage-backed securities investments;

•	the availability of capital and our ability to borrow at favorable rates and terms;

•	changes in our industry or in the rate of growth in the markets we serve;

•	changes in competition or our business strategy; and

•	our ability to complete this offering, the concurrent private placement and the merger.

Because of these factors, we caution that you should not place undue reliance on any of our forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. Except as required by law, we have no duty to, and do not intend to, update or revise the forward-looking statements in this prospectus after the date of this prospectus.

MARKET DATA

Market data and other statistical information used throughout this prospectus is based on independent industry publications, government publications, and market reports by market research firms or other published independent sources, including the MBAA and Inside B&C Lending. Some data are also based on good faith estimates, which are derived from our review of internal surveys, as well as independent sources. Although we believe that these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and/or completeness. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as other forward-looking statements in this prospectus.

USE OF PROCEEDS

We expect that the net proceeds we receive from this offering and the concurrent private placement will be approximately $351.5 million, based on (1) the sale of shares of our common stock at an initial public offering price of $6.75 per share, after deducting the underwriters’ discount, financial advisory fee and estimated offering and merger expenses payable by us and (2) the concurrent private placement of $25 million of our common stock to an affiliate of Friedman, Billings, Ramsey & Co., Inc. at a per share price of $6.345, which is equal to the initial public offering price less the underwriting discount. We will not receive any proceeds from the sale of common stock by the selling stockholders.

We intend to use the net proceeds of this offering and the concurrent private placement, which are estimated to be approximately $351.5 million, for general working capital purposes, substantially all of which will be used to build a portfolio of mortgage loans and, if necessary to maintain our REIT status, to purchase mortgage-backed securities, primarily those issued by Fannie Mae and Freddie Mac, which we have not yet specifically identified.

The table below summarizes certain information relating to the uses of proceeds that we expect in connection with this offering and the concurrent private placement, assuming both no exercise and full exercise of the underwriters’ over-allotment option. We estimate that substantially all of the net proceeds of this offering and the concurrent private placement received by us will be available for the purchase of mortgage loans and mortgage-backed securities. While the estimated use of proceeds set forth in the table below is believed to be reasonable, this table should be viewed only as an estimate of the use of proceeds that may be achieved.

	Offering		Offering (with full exercise of over-allotment option)
	Amount	Percent	Amount	Percent
	(in thousands, except as otherwise indicated)
Gross offering proceeds to ECC Capital	$354,375	93.4%	$412,280	94.3%
Proceeds from the concurrent private placement	25,000	6.6	25,000	5.7
Underwriting discount	21,263	5.6	24,737	5.7
Financial advisory fees	3,794	1.0	4,373	1.0
Offering and merger expenses(1)	2,794	0.7	2,794	0.6

Net proceeds to be used for origination and purchase of mortgage loans(2)	$351,524	92.7%	$405,376	92.7%

(1)	Offering and merger expenses include legal, accounting, printing and mailing, filing, registration/qualification, sales and marketing and other expenses relating to this offering, and entity formation and other organizational expenses in connection with the merger, but exclude the underwriting discount and financial advisory fees.
(2)	To the extent we have not used this entire amount to finance the origination and purchase of mortgage loans as of the end of a quarter, we will invest the remaining amount in mortgage-backed securities, primarily those issued by Fannie Mae and Freddie Mac in order to comply with REIT requirements.

DISTRIBUTION POLICY

We intend to elect and to qualify to be treated as a REIT for federal income tax purposes commencing with our taxable year ending December 31, 2005. Federal income tax law requires that a REIT distribute with respect to each year at least 90% of its net REIT taxable income excluding net capital gains and excluding the retained earnings of any taxable REIT subsidiary it owns, but including dividends that are paid by the taxable REIT subsidiary to the REIT and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its net taxable income including capital gains. For more information, please see “Federal Income Tax Considerations—Taxation of Our Company.”

To satisfy the requirement to qualify as a REIT and to avoid paying federal income and excise tax on our income, we intend to make regular quarterly distributions of all or substantially all of our net taxable income to holders of our common stock. Any distributions we make will be at the discretion of our board of directors and will depend upon:

•	our earnings and financial condition;

•	maintenance of our REIT qualification;

•	Section 2-311 of the MGCL which prohibits a distribution by a corporation if the distribution would result in the corporation becoming insolvent; and

•	such other factors as our board of directors deems relevant.

We anticipate that our distributions generally will be taxable as ordinary income to our stockholders, although a portion of the distributions may be designated by us as capital gain or may constitute a return of capital. We will furnish annually to each of our stockholders a statement setting forth distributions paid during the preceding year and their characterization as ordinary income, return of capital or capital gains. To date, we have not made any distributions.

CAPITALIZATION

The following table presents as of September 30, 2004:

•	the capitalization of Encore Credit on an actual basis (unaudited);

•	our pro forma capitalization as of September 30, 2004 to give effect to (a) the merger, in which the shareholders of Encore Credit will receive an aggregate of 1.183 shares of common stock of ECC Capital for all outstanding shares of common stock of Encore Credit (including shares of Encore Credit’s Series A preferred stock and Series B preferred stock which will convert into common stock of Encore Credit immediately prior to the merger), which will occur immediately prior to the closing of this offering, and (b) the exercise of all warrants to purchase Encore Credit common stock outstanding as of September 30, 2004; and

•	our pro forma capitalization as of September 30, 2004, as adjusted to reflect, (a) the sale of 52,500,000 shares of common stock by ECC Capital in this offering at an initial public offering price of $6.75 per share, (b) the issuance of 131,250 shares of restricted stock to be issued to Milestone Advisors LLC, (c) the issuance of 475,000 shares of restricted stock to be issued to Messrs. Kohler and Santi upon completion of this offering, (d) the concurrent private placement of $25 million of our common stock which is expected to be purchased by an affiliate of Friedman, Billings, Ramsey & Co., Inc. at a per share price equal to the initial public offering price less the underwriting discount, (e) our receipt of the estimated net proceeds of the offering and the concurrent private placement after deducting the estimated underwriters’ discount, financial advisory fees and estimated offering and merger expenses payable by us and (f) application of the net proceeds as described under “Use of Proceeds.”

The information in this table should be read in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Historical Consolidated Financial and Other Data” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	September 30, 2004
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Debt:
Warehouse and repurchase facilities	$699,697	$699,697	$699,697

Total debt	$742,745	$742,745	$742,745

Stockholders’ Equity:
Encore Credit
Series A preferred stock $0.001 par value; 15,000,000 shares authorized; 9,253,352 shares issued and outstanding actual and none as adjusted	9
Series B preferred stock $0.001 par value; 2,000,000 shares authorized; 1,000,000 shares issued and outstanding actual and none as adjusted	1
Common stock $0.001 par value; 100,000,000 shares authorized; 21,727,823 issued and outstanding actual and none as adjusted	22
ECC Capital:
Preferred stock, $0.001 par value; 20,000,000 shares authorized as adjusted; none issued and outstanding actual and as adjusted	—
Common stock, $0.001 par value; 200,000,000 shares authorized as adjusted; none issued and outstanding actual and 96,361,434 shares as adjusted(1)	—	39	96
Additional paid-in capital	11,630	12,560	364,028
Accumulated other comprehensive income	148	148	148
Deferred compensation related to stock options granted	(46)	(46)	(46)
Retained earnings	39,586	39,586	39,586

Total stockholders’ equity	$51,350	$52,287	$403,812

Total capitalization	$794,095	$795,032	$1,146,557

(1)	Includes (a) 475,000 shares of restricted stock to be issued to Messrs. Kohler and Santi upon completion of this offering, (b) 131,250 shares of restricted stock (equal to 0.25% of the gross proceeds received from the sale of all common stock sold by us in this offering) to be issued to Milestone Advisors LLC and (c) the concurrent private placement of $25 million of our common stock that is expected to be purchased by an affiliate of Friedman, Billings, Ramsey & Co., Inc. at a per share price equal to the initial public offering price less the underwriting discount.

The table above excludes the following shares:

•	up to 8,578,454 shares of ECC Capital common stock issuable upon exercise of our underwriters’ over-allotment option, if any; and

•	5,684,927 shares of our common stock issuable upon the exercise of options outstanding under our stock option plans as of September 30, 2004, at a weighted average exercise price of $1.12 per share.

DILUTION

Dilution After this Offering

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and our tangible book value after this offering, the concurrent private placement and the merger. Our net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding. On a pro forma basis, our net tangible book value as of September 30, 2004 after giving effect to the merger was approximately $52.3 million, or $1.33 per share of our common stock. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately thereafter.

After giving effect to:

(1) the sale of 52,500,000 shares of our common stock offered under this prospectus at the initial public offering price of $6.75 per share, less the underwriters’ discount, financial advisory fee and estimated offering and merger expenses payable by us;

(2) the concurrent private placement of $25 million of our common stock to an affiliate of Friedman, Billings, Ramsey & Co., Inc. at a per share price equal to the initial public offering price less the underwriting discount;

(3) 475,000 shares of restricted stock to be issued to Messrs. Kohler and Santi;

(4) 131,250 shares of restricted stock to be issued to Milestone Advisors LLC; and

(5) the application of the net proceeds of this offering and the concurrent private placement as described under “Use of Proceeds.”

Our pro forma net tangible book value as of September 30, 2004 would have been $403.8 million, or approximately $4.19 per share of our common stock.

This represents an immediate increase in net tangible book value of $2.86 per share to Encore Credit’s existing securityholders as of September 30, 2004, and an immediate and substantial dilution in net tangible book value of $2.56 per share at an initial public offering price of $6.75 per share. The following table illustrates this per-share dilution.

Initial public offering price per share		$6.75
Pro forma net tangible book value per share as of September 30, 2004 after giving effect to the merger and before giving effect to this offering and the concurrent private placement (1)	1.33
Net increase in net tangible book value per share attributable to this offering and the concurrent private placement	2.86

Pro forma net tangible book value per share after giving effect to (a) this offering, (b) the concurrent private placement, (c) the merger and (d) the issuance of shares of restricted stock to Milestone Advisors LLC and to Messrs. Kohler and Santi(2)		4.19

Dilution in pro forma net tangible book value per share to new investors(3)		$2.56

(1)	Determined by dividing pro forma net tangible book value after the merger and before this offering and the concurrent private placement by the number of shares of our common stock to be issued to the Encore Credit securityholders upon completion of this offering and the merger.
(2)	Determined by dividing pro forma net tangible book value of approximately $403.8 million by 96,361,434 shares of our common stock.
(3)	Determined by subtracting pro forma net tangible book value per share of our common stock from the assumed initial public offering price paid by a new investor for a share of our common stock.

If the underwriters’ over-allotment option were exercised in full, there would be an increase in net tangible book value of $3.03 per share to Encore Credit’s existing securityholders and an immediate dilution of $2.39 per share to new investors based on the assumptions set forth above.

Differences Between New Investors and Existing Securityholders of Encore Credit in Number of Shares and Amount Paid

The following table summarizes on the basis described above, as of September 30, 2004, the difference between the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by existing securityholders of Encore Credit and by new investors, at an initial public offering price of $6.75 per share, before deducting the underwriters’ discount, financial advisory fee and estimated offering and merger expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing securityholders of Encore Credit	39,315,074	40.8%	$7,840,796	2.0%	$0.20
Restricted stock to be issued to Milestone Advisors LLC	131,250	0.1	—	—	—
Restricted stock to be issued to Messrs. Kohler and Santi upon completion of this offering	475,000	0.5	—	—	—
Common stock to be issued to an affiliate of Friedman, Billings, Ramsey & Co., Inc. in the concurrent private placement	3,940,110	4.1	25,000,000	6.5	6.35
New investors	52,500,000	54.5	354,375,000	91.5	6.75

Total	96,361,434	100%	$387,215,796	100%

The tables above assume no exercise of stock options outstanding on September 30, 2004. As of September 30, 2004, there were options outstanding to purchase 4,805,200 shares of Encore Credit common stock, at a weighted average exercise price of $1.32 per share. To the extent any of these options are exercised, there will be further dilution to new investors. If all of these outstanding options had been exercised as of September 30, 2004, pro forma net tangible book value per share after this offering would have been $4.02 and total dilution per share to new investors would have been $2.73. In addition, we may grant additional options or issue other equity securities in the future that may be dilutive to investors in this offering.

OUR STRUCTURE AND FORMATION TRANSACTIONS

This offering is being undertaken in connection with the corporate reorganization of Encore Credit, a California corporation, as a result of which ECC Capital will become the parent company of Encore Credit. The corporate reorganization is being undertaken, in part, to enable us to qualify as a REIT for federal income tax purposes commencing with our taxable year ending December 31, 2005.

Encore Credit formed ECC Capital, a Maryland corporation, on April 1, 2004, as its wholly-owned subsidiary, and will cause ECC Capital to form a wholly-owned subsidiary, ECC Merger Sub, a California corporation created for the interim purpose of effecting the corporate reorganization. Encore Credit formed Bravo Credit in March 2004 and upon completion of this offering and the merger, Bravo Credit will remain a wholly-owned subsidiary of Encore Credit and will be an indirect wholly-owned subsidiary of ECC Capital. Concurrently with this offering, Encore Credit will merge with ECC Merger Sub, with Encore Credit surviving. In connection with the merger, the shareholders of Encore Credit will receive 1.183 shares of common stock of ECC Capital for each share of common stock, Series A preferred stock and Series B preferred stock of Encore Credit. The holders of Series A preferred stock and Series B preferred stock have affirmatively voted to convert their shares into Encore Credit common stock, effective immediately prior to the merger. Each option to purchase Encore Credit common stock will be assumed by ECC Capital and will be adjusted to reflect the exchange ratio in the merger. Each warrant to purchase Encore Credit common stock will be exercised prior to the merger. As a result of the merger, Encore Credit will become a wholly-owned subsidiary of ECC Capital. Following the merger, but before giving effect to the issuance of common stock to be sold in this offering, there will be 40,406,108 shares of ECC Capital common stock outstanding. Our common stock will be the only class of our capital stock outstanding following the merger.

We intend that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code for federal income tax purposes.

The requisite shareholder consent for the merger has been received. Steven G. Holder, ECC Capital’s Chairman, Co-Chief Executive Officer and director, and Shabi S. Asghar, ECC Capital’s President, Co-Chief Executive Officer and director, Encore Credit’s largest shareholders at December 31, 2004, controlled 58.7% and 39.5%, respectively, of Encore Credit’s common stock, 16.7% and 14.6%, respectively, of the Series A preferred stock and 23.5% and 23.5%, respectively, of the Series B preferred stock. The Series A preferred stock and Series B preferred stock vote together with the common stock, as a single class, on all matters the common stock has a right to vote on. At December 31, 2004, there were 21,733,323 shares of Encore Credit common stock, 9,253,352 shares of Series A preferred stock and 1,000,000 shares of Series B preferred stock outstanding (which does not include 1,250,000 shares of common stock issuable upon the exercise of outstanding warrants). Messrs. Holder and Asghar have advised us that they intend to sell in this offering an aggregate of 2,825,630 shares and 1,864,063 shares, respectively, of the ECC Capital common stock they will receive in the merger.

TAX STATUS

We intend to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ending December 31, 2005. We believe that our organization and proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT for federal income tax purposes. To maintain our qualification as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute at least 90% of our net taxable income, excluding capital gains, to our stockholders. As a REIT, we generally will not be required to pay federal income tax on net taxable income we currently distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, distributions will not be required under the Code, and we will be subject to federal income tax at regular corporate rates. Even if we qualify for taxation as a REIT, we may be subject to some federal, state and local taxes on our income or property. Upon completion of this offering and the merger, we and Encore Credit intend to make a joint election for Encore Credit, Bravo Credit and Encore Credit Corporation of Minnesota to be treated as our taxable REIT subsidiaries. As taxable REIT subsidiaries, Encore Credit, Bravo Credit and Encore Credit Corporation of Minnesota may earn income and engage in activities that might otherwise jeopardize our qualification as a REIT. A taxable REIT subsidiary is taxed as a regular corporation, and its income is therefore subject to U.S. federal, state and local corporate level tax. See “Federal Income Tax Considerations.”

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The selected historical consolidated financial and other data for the nine months ended September 30, 2004, for the two years ended December 31, 2003 and 2002 and from inception to December 31, 2001 of Encore Credit have been derived from Encore Credit’s consolidated financial statements audited by Grant Thornton LLP, Encore Credit’s independent auditors. The summary historical consolidated financial and other data for the nine months ended September 30, 2003 are derived from our unaudited financial statements included in this prospectus. Our unaudited financial statements have been prepared by us on a basis consistent with our audited financial statements and, in management’s opinion, include all adjustments necessary for a fair presentation of this information. The results of operations for the nine months ended September 30, 2004 are not necessarily indicative of the results to be expected for the entire fiscal year, for any other interim period or for any future fiscal year. The financial data set forth below should be read in conjunction with, and is qualified in its entirety by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and Encore Credit’s consolidated financial statements and related notes included elsewhere in this prospectus. We have presented no historical financial information for ECC Capital because ECC Capital was formed in April 2004 and had no operations through September 30, 2004.

As a result of our new business strategy, we expect the net interest income generated by ECC Capital’s portfolio, net of the interest we pay on our liabilities, to become the largest component of our revenues, rather than the net gain received by us as a result of our whole-loan sales, which has been the largest component of Encore Credit’s revenues up to now. Because Encore Credit has not previously held the loans it originated for an extended period of time and because it has sold substantially all of the loans it originated, its historical results of operations are not likely to be indicative of our future results.

	Encore Credit Historical
	Nine Months Ended September 30,		Year Ended December 31,		Period from Inception(1) to December 31, 2001
	2004	2003	2003	2002
		(unaudited)
	(in thousands, except per share data)
Consolidated Statement of Income Data:
Revenues
Gain on sale of loans, net	$112,762	$45,342	$64,410	$30,985	$—
Net interest income	17,885	8,809	14,900	5,947	—

Total revenues	130,647	54,151	79,310	36,932	—
Expenses
Salaries and related expenses	36,396	14,613	28,566	19,047	73
Occupancy expense	3,844	1,745	2,671	820	—
Operating expenses	31,092	12,941	20,848	9,003	30
Professional fees	4,776	6,074	7,476	3,634	206
Termination of RFC financing arrangement	7,500	—	—	—	—
Loss on disposal of assets	161	26	65	—	—

Total expenses	83,769	35,399	59,626	32,504	309
Earnings/(losses) before income taxes	46,878	18,752	19,684	4,428	(309)
Provision for income taxes	19,735	7,983	8,437	2,769	—

Net income/(loss)	$27,143	$10,769	$11,247	$1,659	$(309)

Earnings/(loss) per share:
Basic	$1.25	$0.54	$0.56	$0.08	$(0.02)
Diluted	0.74	0.35	0.35	0.05	(0.02)
Common stock outstanding:
Basic	21,728	20,025	20,025	20,025	20,000
Diluted	36,845	30,463	31,746	30,603	20,000

(1)	This period began on October 18, 2001.

	Encore Credit Historical
	September 30,		December 31,
	2004	2003	2003	2002	2001(1)
		(unaudited)
	(in thousands, except as otherwise indicated)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$10,341	$4,749	$5,483	$990	$512
Mortgage loans held for sale, net	705,972	707,731	594,510	359,757	—
Residual interests in securitization	35,239	1,075	1,596	—	—
Other assets	42,543	12,317	15,091	7,603	414

Total assets	794,095	725,872	616,680	368,350	926
Warehouse lines of credit	693,428	692,837	576,777	351,128	—
Securities sold under agreements to repurchase	6,269	—	—	—	—
Accounts payable and accrued expenses	35,147	7,828	16,382	5,468	—
Income tax payable	7,901	5,756	3,481	3,263	—
Subordinated debt to shareholder, net	—	832	895	640	—

Total liabilities	742,745	707,253	597,535	360,499	—
Cash received for stock not issued	—	—	—	—	235
Total stockholders’ equity	$51,350	$18,619	$19,145	$7,851	$691

Other Data (unaudited):
Loan originations (in millions)	$6,544	$3,118	$4,585	$1,485
Loan sales (in millions)	6,431	2,781	4,349	1,131
Weighted average gross loan sale price	103.33%	103.13%	103.01%	103.21%
Weighted average FICO score	617	609	608	597
Weighted average LTV	78.37%	78.89%	79.29%	78.56%
Weighted average CLTV	81.17%	79.25%	79.67%	78.98%
Weighted average coupon	7.11%	7.37%	7.37%	7.95%

Yield on loans held for sale(2)	6.45%	6.72%	6.96%	7.65%
Warehouse interest expense(3)	2.95%	3.50%	3.47%	3.73%

Net yield on loans held for sale	3.50%	3.22%	3.49%	3.92%
Number of employees at period end (actual)	1,143	645	621	355
Number of account executives at period end (actual)	226	111	129	64

Ratios (unaudited):
Debt-to-equity	14.5	38.0	31.2	45.9
Return on average assets	5.30%	3.52%	2.37%	1.06%
Return on average equity	109.87%	134.53%	79.31%	37.96%
Net yield spread premiums paid(4)	0.66%	0.45%	0.49%	0.32%

(1)	This period began on October 18, 2001.
(2)	Yield on loans held for sale is determined by dividing interest income for the applicable period by daily average unpaid principal balance.
(3)	Warehouse interest expense is determined by dividing interest expense for the applicable period by average warehouse liability. For purposes of this calculation, the average warehouse liability is determined by the average of the month-end balances for the applicable period.
(4)	Net yield spread premiums paid is determined by dividing total premiums paid, net of fees collected, by originations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Summary Consolidated Financial and Other Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. The following discussion and analysis discusses our financial condition and results of our operations on a consolidated basis, unless otherwise indicated. Encore Credit was formed in October 2001 and did not begin operations until March 2002.

General

ECC Capital is a newly formed Maryland corporation that will be the parent of Encore Credit upon completion of this offering and the merger. We expect to qualify, and will elect to be taxed, as a REIT under the Code commencing with our taxable year ending December 31, 2005. Encore Credit is a nationwide mortgage banking company that originates subprime residential mortgage loans primarily on a wholesale basis. The mortgage industry often refers to mortgage loans that are eligible for sale to government sponsored entities, such as Fannie Mae and Freddie Mac, under both size and credit characteristics, as conforming or prime loans, while those mortgage loans that do not satisfy the credit, documentation or other underwriting standards prescribed by those government sponsored entities are often referred to as subprime loans.

Currently, Encore Credit sells mortgage loans on a whole-loan basis. Encore Credit generally recognizes a gain on sale of the loans upon completion of the sale. Encore Credit recognizes interest income on the loans held in inventory preceding the sale of its loans and interest expense on any associated warehouse borrowing throughout the period preceding sale of its loans. The proceeds of loan sales are substantially used to repay any warehouse borrowing associated with those loans. Encore Credit outsources the interim servicing of its loans and, upon sale of the loans, it transfers servicing rights to the buyer.

As of September 30, 2004, Encore Credit operated through five regional processing centers in Irvine, California, Woodland Hills, California, Walnut Creek, California, Downers Grove, Illinois and Glen Allen, Virginia. Encore Credit originated approximately $6.5 billion and $4.6 billion in loans during the nine months ended September 30, 2004 and twelve months ended December 31, 2003, respectively. Encore Credit began originating subprime mortgage loans on a retail basis during the third quarter of 2004. During the first quarter of 2005, we intend to transition Encore Credit’s retail operation to Bravo Credit, its wholly-owned subsidiary, which will be one of our taxable REIT subsidiaries upon completion of this offering and the merger.

Upon completion of this offering and the merger, through ECC Capital, we expect that we will retain primarily the hybrid/adjustable-rate loans that we originate and purchase which will be primarily financed through on-balance sheet securitizations. Through Encore Credit, we expect to sell to third parties on a whole-loan basis a portion of the loans we originate and purchase in order to generate cash from gain on sales to grow our equity capital base.

In the future, our goal will be to maximize the value of our loan origination infrastructure by increasing our loan origination volume and revenues while limiting the growth of our fixed origination costs. Loan origination volumes in our industry are affected by such external factors as home values, the level of consumer debt and the overall condition of the economy. In addition, the premiums we receive from the sale of our loans may fluctuate or may be influenced by the overall condition of the economy and, more importantly, by the interest rate environment.

As a result of our new business strategy, we expect the net interest income generated by our portfolio of loans to become the largest component of our revenues, rather than the net gain received as a result of whole-loan sales, which has been the largest component of Encore Credit’s revenues to date. Because Encore Credit has not previously held the loans it originated for an extended period of time and because Encore Credit has sold substantially all of the loans it has originated, Encore Credit’s historical results of operations are not likely to be indicative of our future results.

Internal Controls

Our auditors have provided us with a letter dated October 1, 2004 informing us that they had identified significant deficiencies in our internal controls that constitute material weaknesses under standards established by the AICPA. Our auditors believe that the increase in routine transactions entered into by Encore Credit, the introduction of complex transactions and preparing for this offering increased the burden upon Encore Credit’s financial and accounting staff. Our auditors further believe that the number and experience of individuals in Encore Credit’s accounting and finance department was inadequate to appropriately monitor financial accounting standards and reporting requirements to appropriately interpret and implement new financial accounting standards and reporting requirements in accordance with GAAP. These observations arose principally out of transactions occurring during and shortly after the quarter ended June 30, 2004, when we entered into larger securitization transactions and retained interests out of those securitizations, began using derivative hedging instruments and started seeking additional capital.

We had already identified that our growth required additional resources in finance and accounting and in response to that need and the issues raised by our auditors, we have taken steps we believe will address these material weaknesses. In October and November of 2004, we hired four individuals with extensive experience in the mortgage finance industry to strengthen our capabilities in capital markets, treasury, finance and accounting. Two of these individuals now serve as our chief financial officer and chief accounting officer and were each respective partners in two of the four largest, nationally-recognized, accounting firms in the United States. The four individuals have provided an additional level of supervision and review for complex transactions. Specific areas in which our auditors advised us of the need for improved controls and procedures we have implemented or plan to implement include:

•	Management of hedging programs to ensure risk management objectives are achieved and ensuring that derivatives have been accounted for in accordance with applicable accounting standards. A hedge committee has been formed that reviews our hedging program and assesses the effectiveness of hedges in meeting the program’s risk management and economic objectives. The committee also assumes responsibility for documentation requirements surrounding the accounting for such hedges under the provisions of Financial Accounting Standards Board, or FASB, Statement of Financial Accounting Standards, or SFAS, No. 133 “Accounting for Derivative Instruments and Hedging Activities.”

•	Management of financing relationships and expansion of warehouse and subordinated capital capacity. We are enhancing cash flow models to better project cash requirements and understand the adequacy of our current financing relationships. This process will also improve our ability to comply with liquidity requirements of existing credit arrangements.

•	Accounting for loan sale transactions. All loan sale arrangements are being reviewed by our chief accounting officer to ensure they are accounted for in accordance with SFAS No. 140 (Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities).

•	Financial reporting implications of significant non-recurring transactions. We will be forming a disclosure committee that will be comprised of members of our senior management, including our chief financial officer and chief accounting officer, to ensure that all significant transactions are known and understood, and properly accounted for and reflected in our financial statements.

•	Execution of securitization transactions, including the accounting for income recognition and balance sheet classification of residual interests. We are testing our assumptions underlying the valuation of our residual interests as compared to the actual performance of the underlying assets. We have enhanced the controls surrounding access to the valuation models and members of our senior management will review and approve all changes to assumptions underlying the valuation of the residual interests. We are testing the mathematical accuracy of the residual valuation models.

•	Increased REIT qualification and financial modeling experience. Our chief financial officer and chief accounting officer have a level of REIT technical knowledge that will be used to evaluate current operations and future transactions to ensure that their implications on REIT qualification and distribution requirements are understood and analyzed.

The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. Our board of directors and management team will continually monitor our finance and accounting departments to ensure that they have the resources to grow with our company.

Encore Credit’s Historical Critical Accounting Policies

Encore Credit has established various accounting policies that apply accounting principles generally accepted in the United States of America in the preparation of its historical financial statements. Certain accounting policies require Encore Credit to make significant estimates and assumptions that may have a material impact on certain assets and liabilities or its results of operations, and it considers these to be critical accounting policies. The estimates and assumptions Encore Credit uses are based on historical experience and other factors, which it believes to be reasonable under the circumstances. Actual results could differ materially from these estimates and assumptions, which could have a material impact on the carrying value of assets and liabilities and Encore Credit’s results of operations.

Encore Credit believes the following are critical accounting policies that require the most significant estimates and assumptions that are subject to significant change in the preparation of its consolidated financial statements:

Allowance for Repurchase Losses

Losses incurred on mortgage loans that Encore Credit has sold and are repurchased due to breaches of representations and warranties contained in the purchase and sale agreements are charged to the allowance for repurchase losses. The allowance represents Encore Credit’s estimate based upon management’s evaluation of historical experience with respect to each investor of the principal, premium, interest losses and other costs, if any, expected to occur at the time of repurchase. The provision for expected repurchase losses is charged to gain on sales of loans and credited to allowance.

Fair Value of Residual Interests in Loan Securitization

In Encore Credit’s historical securitizations, Encore Credit conveyed loans that it originated to a special purpose entity (such as a trust), or to a third party that subsequently sold the loans to a special purpose entity, in exchange for cash proceeds and a residual interest in the trust. The cash proceeds were raised through an offering of the pass-through certificates or bonds evidencing the right to receive principal payments and interest on the certificate balance or on the bonds. Pursuant to Financial Accounting Standards Board, or FASB, Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, or SFAS No. 140, and its predecessor accounting pronouncements, Encore Credit recorded non-cash gain on sales of loans, equal to the difference between the portion sold and any retained interests (residual interests) based on their relative fair values at the date of transfer and Encore Credit’s basis in the loans. The residual interests represent, over the estimated life of the loans, the present value of the estimated cash flows. These cash flows are determined by the excess of the projected interest earned on each pool of securitized loans over the sum of the interest paid to investors, the contractual servicing fee, a monoline insurance fee, if any, an estimate for credit losses and other ongoing costs of the securitization. Each agreement that Encore Credit has entered into in connection with its securitizations requires the over-collateralization of the trust that may initially be funded by cash or an excess of loans deposited into the trust. The amount and timing of the cash flows expected to be released from the securitization trusts considers the impact of the applicable delinquency and credit loss limits specified in the securitization agreements.

Encore Credit determined the present value of the cash flows at the time each securitization transaction closed using certain assumptions and estimates made by management at the time the loans were sold. These assumptions and estimates included:

•	future rates of principal prepayment on the loans;

•	timing and magnitude of credit losses; and

•	discount rate used to calculate present value.

The future cash flows represent management’s best estimate. Management monitors the performance of the loans, and any changes in the estimates are reflected in earnings. There can be no assurance of the accuracy of management’s estimates.

Encore Credit’s retained residual interests are recorded at estimated fair value and are marked to market through a charge (or credit) to earnings. On a quarterly basis, Encore Credit reviews the fair value of its retained residual interests by analyzing its prepayment, credit loss, discount rate assumptions and other performance assumptions and estimates in relation to its actual experience and current rates of prepayment and credit loss prevalent in the industry. Additionally, on a quarterly basis, Encore Credit evaluates the effects, if any, that increasing or decreasing interest rates might have on its retained residual interests. Encore Credit may adjust the value of its retained residual interests or take a charge to earnings related to its retained residual interests, as appropriate, to reflect a valuation or write-down of its residual interests based upon the actual performance of its retained residual interests as compared to its key assumptions and estimates used to determine fair value. Although management believes that the assumptions used to estimate the fair value of its retained residual interests are reasonable, there can be no assurance as to the accuracy of the assumptions or estimates.

Stock-Based Compensation

We account for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees,” and comply with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” and SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” Under APB Opinion No. 25, compensation cost is recognized based on the difference, if any, on the date of grant between the fair value of our stock and the amount an employee must pay to acquire the stock. SFAS No. 123 defines a “fair value” based method of accounting for an employee stock option or similar equity investment.

Given the lack of an active public market for the outstanding common and preferred stock of Encore Credit, Encore Credit’s board of directors must establish an estimate of fair value for these securities as well as for options and warrants to purchase these securities. In establishing its estimates of fair value, Encore Credit considered the guidance set forth in the AICPA Practice Aid, Valuation of Privately-Held Company Equity Securities Issued in Other than a Business Combination, and performed retrospective valuations in order to determine the fair value of the stock at each of the following dates:

Valuation date	As of Date	Fair Value Per Share	Options and Warrants Granted During the Quarter Ended As of Date	Exercise Price Range
December 13, 2003	6/30/2003	$0.60	1,771,000	$0.51-$1.00
March 8, 2004	12/31/2003	$1.22	2,522,500	$1.22-$1.35
August 23, 2004	3/31/2004	$2.35	None	N/A
September 1, 2004	6/30/2004	$2.88	641,000	$3.00
September 8, 2004(1)	8/9/2004	$3.02	1,651,323	$1.24-$4.00
November 12, 2004	9/30/2004	$6.11	None	N/A

(1)	Includes warrants to purchase 1,616,323 shares of Encore Credit common stock at $1.24 per share, for an aggregate price of $2,000,000 granted to Mr. Holder, our Chairman and Co-Chief Executive Officer on August 9, 2004 in connection with the termination of the RFC transaction (see “—Related Party Transactions—Residential Funding Corporation”). The warrants were immediately exercised resulting in a charge to earnings of approximately $2.9 million for the nine months ended September 30, 2004.

The valuations were performed shortly after the related grants so as to ensure that the assumptions and estimates underlying the valuations only reflect the business conditions, enterprise developments and expectations that existed at the “as of date” of each valuation.

The valuation as of June 30, 2003 utilized the market and capitalization of income approaches to value Encore Credit. The valuation as of December 31, 2003, utilized two valuation methods: (1) the capitalization of earnings method, and (2) the Guideline Public Company Method. In each of the valuations, the value indications from each method were comparable and each value indication was weighted 50%. The Guideline Public Company Method utilizes market multiples that are derived from prices of stocks of enterprises that are engaged in the same or similar lines of business and that are actively traded on a free and open market.

The valuations as of March 31, 2004, June 30, 2004 and August 9, 2004, utilized the Guideline Public Company Method exclusively. The reason for the change in valuation methodology was the growth in Encore Credit’s revenues and earnings. As Encore Credit grew to the point that it was comparable with some public companies in its industry, we believed that the best method for valuing Encore Credit was the Guideline Public Company method. We believe the capitalization of earnings method provided a less reliable framework for incorporating the rapid growth that Encore Credit was experiencing. In applying the Guideline Public Company Method within these valuations, we utilized the market multiples of (1) price to trailing 12 months net income, and (2) price to book value. In each instance, we applied a 50% weight to the value indications produced by each multiple.

The valuation as of September 30, 2004 was based upon: (i) a multiple of Encore Credit’s historical net income and its forecasted 2004 net income (i.e., Guideline Public Company Method) and (ii) an IPO component which factored in the estimated value of the company in an initial public offering transaction. The significant increase in the fair value per share between August 9, 2004 and September 30, 2004 reflects growth in historical and forecasted net income as well as certain changes in capital market conditions and the company’s position relative to this offering. Significant assumptions and the valuation methodology underlying the August 9, 2004 and September 30, 2004 valuations are as follows:

August 9, 2004 valuation

The August 9, 2004 valuation was completed based upon a weighting of: (i) a multiple of Encore Credit’s normalized income for the trailing twelve months ended June 30, 2004 and (ii) a multiple of its shareholders’ equity as of June 30, 2004.

In normalizing income, the valuation excluded certain income and expenses that were not considered to represent long-term expenses (principally the expenses associated with certain litigation). In addition, in normalizing income, the valuation recorded additional expenses associated with the fair value of stock options granted (as determined in accordance with SFAS No. 123). Reported shareholders’ equity as of June 30, 2004 was reduced by the impact of the cancellation of warrants as part of the RFC settlement.

The multiples utilized in the valuation were based upon calculated multiples for comparable companies, adjusted to reflect Encore Credit’s size, growth and risk profile. The range of multiples follows:

	Minimum	1st quartile	Median	3rd quartile	Maximum	Selected
Net income	3.5	5.2	6.3	6.4	7.1	5.3
Shareholders’ equity	0.1	1.0	1.6	2.5	2.7	3.5

Peer group companies used in this valuation were Aames Financial, Accredited Home Lenders, Countrywide Financial, New Century, Transnational Financial Network and United Financial Mortgage Corporation. A 15% discount was applied to the median earnings multiple to account for differences between Encore Credit and the peer group companies. Encore Credit was below average size and had a higher business risk profile than the group of public companies.

The price to book value multiple was developed using regression analysis, considering the Encore Credit’s adjusted return on equity during the latest twelve months, then discounted 15% to account for differences between Encore Credit and peer group comparables.

The values based upon net income and shareholders’ equity were equally weighted to arrive at an amount from which the value of the preferred stock redeemed as part of the RFC settlement was deducted. This result was reduced by 20% to reflect a discount for the lack of marketability of Encore Credit common stock to arrive at a value of $3.02 per share at August 9, 2004.

September 30, 2004 valuation

Encore Credit was valued based upon a weighting of three factors: (i) multiple of normalized income for the trailing twelve months ended September 30, 2004, (ii) multiple of forecasted 2004 income and (iii) IPO valuation.

Net income for the trailing twelve months ended September 30, 2004 was “normalized” for similar factors as at June 30, 2004. Trailing twelve months normalized net income increased from $26.1 million to $34.2 million or 31%. The multiple applied to trailing twelve months income at September 30, 2004 was determined in a similar manner as for the August 9, 2004 valuation and increased from 5.3x to 6.8x or 28%.

At September 30, 2004 Encore Credit was valued utilizing an estimate of 2004 earnings rather than book value, as was the case at August 9, 2004. This change reflected the fact that (i) the regression equation used to estimate an appropriate price to book multiple was no longer relevant due to a decline in the number of data points comprising the equation and (ii) projected earnings of the peer group companies became a factor that influenced valuation multiples. At August 9, 2004 the price to earnings multiples of the peer group companies were not correlated with earnings growth, suggesting that the stocks were priced on the basis of trailing twelve months earnings rather than future earnings. At September 30, 2004 the price to earnings multiples of the peer group companies were loosely correlated with earnings growth.

The multiple applied to estimated 2004 earnings was based upon calculated multiples for comparable companies, adjusted to reflect Encore Credit’s size, growth and risk profile.

	Minimum	1st quartile	Median	3rd quartile	Maximum	Selected
Net income (trailing)	7.4	7.5	7.6	7.6	7.7	6.8
Net income (est 2004)	6.6	6.7	6.8	6.8	6.9	6.1

Peer group companies were Accredited Home Lenders and New Century. As Encore Credit progressed towards the completion of this offering, management believed it more appropriate to value Encore Credit based upon the multiples of companies with more directly comparable operating strategies, such as subprime mortgage banking companies that had either completed or were contemplating a conversion to a mortgage REIT. During the period from August 9, 2004 through September 30, 2004 there was an increase in the market value of the September 30, 2004 valuation peer group companies that resulted in an increase in their multiples from August 9 to September 30, 2004. Based on trailing twelve months net income the price-earnings multiple of Accredited Home Lenders increased from 6.3x to 7.4x. The price-earnings multiple of New Century Financial increased from 6.2x to 7.7x.

A 10% discount was applied to the median multiples to account for differences between Encore Credit and peer group companies. This level of discount was less than the discount applied to the valuation multiples at August 9, 2004 to reflect that Encore Credit was continuing to grow in size and becoming more comparable to the peer group companies with respect to its business risk profile and other key attributes. As a result of these factors, the price-earnings multiple utilized in the valuation of Encore Credit increased from 5.3x to 6.8x or 28%.

The values based upon trailing twelve months net income and estimated 2004 net income were equally weighted to arrive at an indicated value on a minority basis. This value was discounted for a lack of marketability. The discount applied was reduced from 20% to 10% to reflect the fact that Encore Credit was closer to completing this offering.

Because of the expected completion of this offering, the valuation also considered our estimate of Encore Credit’s value implicit in a proposed public offering. The implied IPO value was reduced for an estimated discount of 42% from this assumed price based on private transactions occurring within 60 to 90 days of an initial public offering. No consideration was given to an IPO component in the August 9, 2004 valuation because at August 9, 2004 we had not made our initial filing of this registration statement in connection with the planned IPO. While we were planning to file a registration statement on August 9, 2004, there remained significant uncertainties surrounding the value of the company in an initial public offering transaction based, in part, on the absence of completed subprime mortgage REIT initial public offerings in 2004 through the date of the valuation.

The value estimated based on historical and forecasted net income was weighted 75% and the value based upon the IPO value was weighted 25% to arrive at a value of $6.11 at September 30, 2004.

In summary, these various factors resulted in an increase in the value of a share of Encore Credit common stock from $3.02 in the August 9, 2004 to $6.11 in the September 30, 2004 valuation as follows:

	Valuation date
	August 9, 2004	September 30, 2004
	Guideline Public Company Method	Guideline Public Company Method	Weighted(1)	Increase (decrease)(2)
Valuation based on multiple of:
Net income trailing 12 months	$2.07	$3.16	$2.37	$0.30
Shareholders’ equity	2.01			(2.01)
Forecasted 2004 income		3.57	2.68	2.68

Subtotal	4.08	6.73	5.05	0.97
Less: Cost of Preferred C redemption	(0.31)			0.31

Fair market value of a minority equity interest	3.77	6.73	5.05	1.28
Discount for lack of marketability/liquidity	(0.75)	(0.67)	(0.51)	0.24

Per share value based on Guideline Public Company Method	3.02	$6.06	4.54	1.52

Estimated value of existing equity based upon anticipated IPO			1.57	1.57

Per share value of Encore Credit common stock	$3.02		$6.11	$3.09

(1)	The September 30, 2004 valuation weighted the calculated Guideline Public Company Method value 75% and the IPO valuation component 25%.
(2)	Represents the increase or decrease between the weighted components of the September 30, 2004 valuation as compared to the August 9, 2004 valuation.

Based on the initial public offering price of $6.75 per share, the intrinsic value of the options outstanding at September 30, 2004 was $32.0 million, of which $23.0 million was vested and $9.0 million was unvested. The intrinsic value reflects the effect of an exchange of one share of Encore Credit common stock for 1.183 shares of ECC Capital common stock.

The increase in the fair value per share as of June 30, 2003 through September 30, 2004 reflects the continued growth in Encore Credit’s loan production and profitability. Increases in loan production reflected strong market demand for subprime mortgage loans and Encore Credit’s efforts to grow its market share. Higher levels of loan production enabled higher levels of loan sales and the favorable interest rate environment of the past several years permitted Encore Credit to realize increased gains on the sale of loans, resulting in increased revenues and profitability. Differences between the fair value per share at the approximate date of each grant and the assumed initial public offering price reflect this continuing growth in loan production, revenues and profitability. As illustrated below, the increase in the fair value of Encore Credit’s common stock displayed growth similar to the growth realized in these key operating metrics (amounts in thousands; % growth reflects quarter on quarter growth rates):

	Three months ended
	3/31/2003	6/30/2003	9/30/2003	12/31/2003	3/31/2004	6/30/2004	9/30/2004
Gain on sale of loans	$9,527	$15,537	$20,278	$19,068	$27,622	$35,915	$49,225
% growth		63.1%	30.5%	(6.0)%	44.9%	30.0%	37.1%
Net income	2,129	2,735	5,905	478	6,542	10,303	10,298
% growth		28.5%	115.9%	(91.9)%	1268.6%	57.5%	0.0%
Loan production	780	923	1,415	1,467	1,581	2,243	2,720
% growth		18.3%	53.3%	3.7%	7.8%	41.9%	21.3%
Loan sales	785	903	1,093	1,568	1,637	2,028	2,766
% growth		15.0%	21.0%	43.5%	4.4%	23.9%	36.4%
Estimated fair value of share of Encore Credit Common Stock		$0.60		$1.22	$2.35	$2.88	$6.11
% growth				42.6%	92.6%	22.6%	112.2%

Upon completion of this offering and the merger, our operations will be significantly different than the operations of Encore Credit. Encore Credit’s current revenue model generates income through the sale of loans held for sale. Upon completion of this offering and the merger, our revenue will be comprised principally of interest income generated from loans held for investment. In addition, as a REIT, we will not be subject to corporate taxes on taxable income that is distributed to our stockholders. We intend to distribute all of our taxable income in the form of dividends to our shareholders, providing them with a current cash return on their investment. We believe that these considerations have resulted in higher valuations (based upon price earnings multiples) for publicly traded mortgage REITs versus privately held and publicly traded mortgage companies that originate and sell loans. Furthermore, this offering will provide liquidity for our shares of common stock.

We believe that our continuing growth, the enhanced liquidity provided through the public offering and the conversion to a REIT which distributes dividends are all factors that underlie the difference between the fair value of our stock at each grant date and the initial public offering price of $6.75 per share.

ECC Capital’s Critical Accounting Policies

Upon implementing our new business plan, we anticipate additional accounting policies related to our proposed financing strategy using on-balance sheet securitizations (allowance for loan losses, accounting for transfers and servicing of financial assets, recognition of interest income and impairment on purchased and retained beneficial interests in securitized financial assets and hedging) and to our new corporate structure (REIT compliance).

Allowance for Losses on Mortgage Loans Held for Investment

Because we intend to maintain a portion of our loan production on our balance sheet for the life of the loans, we will need to maintain an allowance for losses related to the mortgage loans held for investment. This will be a critical accounting policy because of the subjective nature of the estimation required.

We will periodically conduct reviews of all loans held in our portfolio in order to determine collectibility. We plan to determine the amount of the loss allowance for these loans based on a review of static pools, gross defaults, recovery rate trends, current economic conditions and trends, borrowers’ credit profile characteristics such as FICO scores (an industry standard credit scoring methodology used to determine the likelihood that credit users will pay their bills, developed by the Fair Isaac Credit Organization) and other relevant customer credit and loan structure data. We plan to compare actual loss performance to original loss assumptions and, if necessary, make adjustments to the allowance for losses. In order to increase allowances, a loan loss provision is charged to the income statement, resulting in a reduction to earnings. Loans that are deemed to be uncollectible will be charged off and deducted from the allowance. Recoveries on loans previously charged off will be added to the allowance. As our portfolio of loans held for investment increases and ages, we would expect a corresponding increase in our allowance for losses.

Our estimate of expected losses could increase if our actual loss experience is different than originally estimated, or if economic facts change the value we could reasonably expect to obtain from a sale. In particular, if actual losses increase, the allowance for losses would increase. Any increase in the allowance for losses relating to these factors may adversely affect our results of operations.

Transfers and Servicing of Financial Assets

Once we begin to generate a portfolio of loans for securitization, we will need to comply with the provisions of SFAS No. 140, related to each securitization. Depending on the structure of the securitization, it will either be treated as a sale or a secured financing for financial statement purposes. It is our intent that our securitizations will be treated as secured financings and accordingly, one of the critical accounting policies will be compliance with the secured financing provisions of SFAS No. 140.

Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets

Encore Credit may continue to securitize a portion of its loan production and retain the beneficial interests created. For certain of our retained beneficial interests in securitized financial assets at Encore Credit (other than beneficial interests of high credit quality, sufficiently collateralized to ensure that the possibility of credit loss is remote, or that cannot contractually be prepaid or otherwise settled in such a way that we would not recover substantially all of our recorded investment) we will follow the guidance in FASB Emerging Issues Task Force Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets, or EITF 99-20. Accordingly, on a quarterly basis, if significant changes in estimated cash flows generated from the securitized asset’s underlying collateral from the cash flows previously estimated occur due to actual prepayment or credit loss experience, we will calculate revised yields based on the current amortized cost of the investment (including any other-than-temporary impairments recognized to date) and the revised cash flows. The revised yields are then applied prospectively to recognize interest income.

Additionally, although our intention is that ECC Capital’s securitizations will be treated as secured financings, if they are treated as sales and significant changes in estimated cash flows from the cash flows previously estimated occur due to actual prepayment, credit loss, or market interest rate experience, and the present value of the revised cash flows using the current expected yield is less than the present value of the previously estimated remaining cash flows (adjusted for cash receipts during the intervening period), permanent impairment would be deemed to have occurred. Accordingly, the security would be written down to the fair value with the resulting change being included in income, and a new cost basis established. In both instances, the original discount or premium would be written off when the new cost basis is established. After taking into account the effect of the impairment charge, income is recognized under EITF 99-20, as applicable, using the market yield for the security used in establishing the write-down.

Hedging

Hedging will be a critical aspect of our business because the value of our loans are sensitive to the fluctuation of interest rates. From time to time, we will use various financial instruments to hedge our exposure to changes in interest rates. The following summarizes the hedging instruments that, subject to limitations imposed by the REIT requirements, we expect to use to reduce interest rate risks on the loans that we hold for investment and the loans that we hold for sale.

Interest Rate Swap Agreements and Eurodollar Futures. Interest rate swap agreements allow us to exchange floating rate obligations for fixed-rate obligations effectively locking in our borrowing costs for a period of time. When we enter into a swap agreement we agree to pay a fixed-rate of interest and to receive a variable interest rate, generally based on LIBOR. We may also sell Eurodollar futures contracts in order to mitigate the projected impact of interest rate changes on our forecasted one-month LIBOR based liabilities.

Interest Rate Cap Agreements. Interest rate cap agreements allow us to receive cash payments if the interest rate index specified in the cap agreement increases above contractually specified levels. Therefore, the interest rate cap agreements have the effect of capping the interest rate on a portion of our borrowings to the rate specified by the interest rate cap agreement.

We also may use, from time to time, futures contracts and options on futures contracts on the Eurodollar, federal funds, treasury bills and treasury notes and similar financial instruments to mitigate risk from changing interest rates.

We presently do not intend to enter into derivative instruments, except for hedging purposes. Further, it is unlikely that we can obtain hedging instruments that perfectly offset all of the risks of our assets and liabilities. No hedging strategy can completely insulate us from risk, and certain of the federal income tax requirements that we must satisfy to qualify as a REIT may limit our ability to hedge. We intend to monitor and may have to limit our hedging strategies to ensure that we do not realize excessive hedging income or hold hedging assets having excess value in relation to total assets.

Derivative Financial Investments and Hedging Activities

In accordance with SFAS No. 133, all derivative instruments are recorded at fair value. To qualify for hedge accounting under SFAS No. 133, we must demonstrate, on an ongoing basis, that our interest rate risk management activity is highly effective. We must also formally assess, both at inception of the hedge and on an ongoing basis, whether the derivative instruments used are highly effective in offsetting changes in cash flows of hedged items. If Encore Credit is unable to qualify certain of its interest rate risk management activities for hedge accounting, then the change in fair value of the associated derivative financial instruments would be reflected in current period earnings, but the change in fair value of the related asset or liability may not, thus creating a possible earnings mismatch.

We will employ a number of risk management monitoring procedures that are designed to ensure that our hedging arrangements are demonstrating, and are expected to continue to demonstrate, a high level of effectiveness in meeting our hedging program’s risk management and economic objectives. Hedge accounting is discontinued on a prospective basis if it is determined that the hedging relationship is no longer highly effective or expected to be highly effective in offsetting changes in fair value of the hedged item. Additionally, we may elect, pursuant to SFAS No. 133, to re-designate a hedging relationship during an interim period and re-designate upon the rebalancing of a hedge relationship.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective hedge, the derivative will continue to be recorded on the balance sheet at its fair value. Any change in the fair value of derivative no longer qualifying as an effective hedge is recognized in current period earnings. When a hedge is terminated, it is derecognized at the time of termination. For terminated hedges or hedges that no longer qualify as effective, the effective position previously recorded remains in other comprehensive income and continues to be amortized or accreted into earnings with the hedged item.

For derivative financial instruments not designated as hedge instruments, realized and unrealized changes in fair value are recognized in the period in which the changes occur.

REIT Compliance

We intend to qualify, and will elect to be taxed, as a REIT for federal income tax purposes commencing with our taxable year ending December 31, 2005. Encore Credit will continue as our primary mortgage origination subsidiary. In order to meet some of the requirements for us to qualify as a REIT, we initially intend to continue to conduct all of our loan originations and sales through Encore Credit, which we will elect, together with Encore Credit, to treat as our taxable REIT subsidiary. As a result of our joint election with Encore Credit, Bravo Credit and Encore Credit Corporation of Minnesota will also be treated as our taxable REIT subsidiaries. We expect that the origination and purchase of the loans we intend to sell in whole-loan sales will be funded by Encore Credit. We expect that the origination and purchase of the loans we intend to retain for our portfolio will either be funded by ECC Capital, or will be funded by Encore Cedit and subsequently sold to ECC Capital. To the extent that ECC Capital purchases mortgage loans from Encore Credit in this manner, ECC Capital will be required to purchase those loans at fair market value. We expect that we will have a similar arrangement with Bravo Credit with respect to our retail operations.

Federal income tax law requires that a REIT distribute to its stockholders annually at least 90% of its net taxable income, excluding its net capital gains and excluding the retained earnings of any taxable REIT subsidiary it owns. If we distribute all of our taxable income to our stockholders and otherwise qualify as a REIT, we generally will not be required to pay federal income tax. Any taxable income generated by our taxable REIT subsidiaries, however, will be subject to regular corporate income tax. Our taxable REIT subsidiaries may retain any income generated, net of any tax liability incurred on that income, without affecting the REIT distribution requirements, subject to our compliance with the 20% asset test applicable to our ownership of securities in taxable REIT subsidiaries. See “Federal Income Tax Considerations—Taxation of Our Company—Asset Tests.” If Encore Credit chooses to make distributions to us, the amount of such distribution that is taxable as a dividend will be included in our taxable income that is subject to the distribution requirements. Any distributions we make in the future will be at the discretion of our board of directors and will depend upon, among other things, our actual results of operations.

As described in more detail under the heading “Federal Income Tax Considerations—Taxation of Our Company—Asset Tests,” in order to qualify as a REIT, at the end of each calendar quarter, at least 75% of our assets must be qualifying real estate assets, government securities, cash and cash items. The need to comply with these asset ownership requirements may cause us to acquire other assets that are qualifying real estate assets for purposes of these requirements (for example, interest in other mortgage loan portfolios) but are not part of our overall business strategy.

The Code provisions applicable to REITs provide that the income from specified hedging transactions qualifies for purposes of the 95% gross income test, but not the 75% gross income test, both of which a REIT must satisfy on an annual basis. In addition, income from certain specified hedging transactions will not constitute gross income for purposes of the 95% gross income test, but will be non-qualifying income for purposes of the 75% gross income test. Income derived from hedging transactions not specified in these provisions is not treated as qualifying income for purposes of the gross income tests applicable to REITs. We will be required to properly identify these hedges in order to obtain the treatment described above. Because we intend to structure our hedging transactions in a manner that does not jeopardize our status as a REIT, we will be limited in the type of hedging transactions into which we may enter directly although these limitations would not apply to hedging transactions undertaken by our taxable REIT subsidiaries. The hedging transactions engaged in by our taxable REIT subsidiaries will address risks associated with the assets held by our taxable REIT subsidiaries. Although ECC Capital will engage in its own hedging activity, ECC Capital’s assets will not benefit from the hedging activity engaged in by our taxable REIT subsidiaries.

Forward-Looking Financial Statement Effects

As a result of the proposed changes in the way we will conduct our business upon completion of this offering and the merger, we believe it is important to describe the differences that an investor would expect to see in our financial statements.

Owning a Portfolio of Subprime Loans

Upon completion of this offering and the merger, in addition to our portfolio of loans held for sale, we will have a portfolio of loans that we will hold for investment. Accordingly, the presentation of interest income and interest expense on those two portfolios will be modified from what Encore Credit currently shows in its historical consolidated financial statements. For each portfolio of loans held for investment, we will separate both our interest income and interest expense into two components. Interest income will be shown as “Interest income—loans held for sale” and “Interest income—loans held for investment” and interest expense will be shown as “Interest expense—loans held for sale” and “Interest expense—loans held for investment.” We will also record a provision for loan losses, which will increase our allowance for loan losses based on our estimate of probable losses inherent in our portfolio of mortgage loans held for investment.

Again, upon completion of this offering and the merger, we will have a portfolio of loans, which will cause us to make certain changes to our balance sheet presentation. We currently show “Mortgage loans held for sale.” Since we intend to continue to sell a portion of our loans, we will continue to show them as “Mortgage loans held for sale.” We will show our loans that we retain in our portfolio as “Mortgage loans held for investment.” What we currently show as “Warehouse and repurchase facilities” consists of borrowings used to support mortgage loans held for sale. We will change the title to show it as “Warehouse and repurchase facilities, mortgage loans held for sale.” The mortgage backed securities we will issue to finance our portfolio loans and warehouse financings of our portfolio loans and the warehouse financing of our portfolio loans prior to securitization will be shown as “Mortgage securities and other borrowings, mortgage loans held for investment.”

Components of Encore Credit’s Historical Financial Results of Operations

Gain on Sale of Loans, Net

Gain on sale of mortgages, net includes gross gain on sale of mortgage loans and the fair value adjustment to our residual interests and hedges, reduced by the loan origination expenses, commissions and provision for repurchases. Gross gain on sale is generated by selling the loans we originate for a premium. Historically, gain on sale of mortgages accounted for a substantial percentage of Encore Credit’s revenue, although in the future we believe it will account for a smaller portion of our revenues. We account for investments in residual interests as trading securities and record changes in their fair value through the income statement. We enter into derivative transactions to hedge cash flows from our residual interests but account for them as trading securities, recording changes in their fair value through the income statement. Origination expenses are initially capitalized on a loan-by-loan basis and expensed when they are sold for proper matching of expenses with revenues. Provision for repurchases is the charge, reflected as a reduction of the gross gain on sale of loans, to establish a reserve for our representation and warranty liabilities related to the sale of loans, and for our obligation to rebate a portion of any premium paid by a purchaser when a borrower prepays a sold loan within an agreed period. The provision is recorded when loans are sold and is calculated to cover liabilities reasonably estimated to occur.

Interest Income

Interest income from Encore Credit’s loans held for sale represents the interest earned on its mortgage loans held for sale during the period from the date of funding of these loans to their date of sale.

Interest Expense

Interest expense consists almost entirely of the borrowing costs to finance Encore Credit’s mortgage loans held for sale during the period from the date of funding of these loans to their date of sale.

Salaries and Related Expenses

Salaries and related expenses include salaries, commissions, bonuses, benefits and payroll taxes for all of Encore Credit’s employees. These expenses vary based on our staffing levels, which correlate to the current level of loan origination volume and Encore Credit’s estimate of future loan origination volume.

Occupancy Expense

Occupancy expenses are relatively fixed and consist primarily of office lease payments and utility and maintenance expenses.

Operating Expenses

Operating expenses consist primarily of credit verification and underwriting costs, insurance, telephone, license fees, travel, entertainment, depreciation and advertising expenses. The majority of these expenses relate to Encore Credit’s loan originations and fluctuate based upon the demand for new loan originations and volume of loan originations, especially loan servicing and processing.

Professional Fees

Professional fees consist primarily of fees paid for audit and tax services, and legal expenses in connection with business licensing and legal disputes.

Provision for Income Taxes

Effective as of May 1, 2002, Encore Credit changed its tax status from Subchapter S to a C-Corporation for federal income tax purposes. Encore Credit’s previous tax status as an S-Corporation provided that, in lieu of corporate level income taxes, Encore Credit’s shareholders separately accounted for their respective shares of the company’s income, deductions, losses, and credits. As a result of the change to C-Corporation status, deferred tax assets and liabilities are recognized for the differences between the financial statement carrying amount and the tax bases of the assets and liabilities which will result in future deductible or taxable amounts. Significant judgment is required in developing our provision for income taxes, including the determination of deferred tax assets and liabilities and any valuation allowances that might be required relative to deferred tax assets. The evaluation of the need for a valuation allowance takes into consideration recent earnings history, current tax position, and estimates of taxable income in the near term. Significant judgment is required in considering the relative impact of negative and positive evidence related to the ability to realize deferred tax assets.

Results of Operations

The following table sets forth Encore Credit’s results of operations as a percentage of total revenues for the periods indicated:

	Nine Months Ended September 30,		Year Ended December 31,
	2004	2003	2003	2002
Revenues:
Gain on sale of loans, net	86.31%	83.73%	81.21%	83.90%
Interest income	27.90	39.77	43.51	33.90
Interest expense	-14.21	-23.50	-24.72	-17.80

Net interest income	13.69	16.27	18.79	16.10

Total revenues	100.00%	100.00%	100.00%	100.00%

Expenses:
Salaries and related expenses	27.86	26.98	36.01	51.57
Occupancy expense	2.94	3.22	3.37	2.22
Operating expenses	23.80	23.90	26.29	24.38
Professional fees	3.66	11.22	9.43	9.84
Termination of RFC financing arrangement	5.74	—	—	—
Loss on disposal of assets	0.12	0.05	0.08	—

Total expenses	64.12	65.37	75.18	88.01

Earnings before income taxes	35.88	34.63	24.82	11.99

Provision for income taxes	15.10	14.74	10.64	7.50

Net income	20.78%	19.89%	14.18%	4.49%

Nine Months ended September 30, 2004 Compared to Nine Months ended September 30, 2003

Gain on Sale of Loans, Net. Encore Credit’s sales on a whole-loan basis increased 128.6% to $6.4 billion for the nine months ended September 30, 2004 from $2.8 billion for the nine months ended September 30, 2003. Encore Credit’s gain on sale increased 149.0% to $112.8 million for the nine months ended September 30, 2004 from $45.3 million for the nine months ended September 30, 2003. The gain represents the cash received less the basis in loans sold, a provision for expected losses due to repurchase obligations, lower of cost or market adjustments for loans held for sale, non-refundable loan fees and deferred loan origination costs taken on sale and the fair value adjustment to residual interests and hedges. We believe that the increase in net gain on sale of loans was the result of favorable conditions in the whole-loan sale market. We believe that this market has been strong due to a favorable interest rate environment for borrowers resulting in an increase in the number of subprime residential mortgage originations.

The following table summarizes loan sales for the periods indicated:

	Nine Months Ended September 30,
	2004	2003
	(in thousands)
Whole-loan sales at a:
Premium	$6,330,070	$2,640,167
Discount	101,026	136,095

Total whole-loan sales	$6,431,096	$2,776,262

Weighted average price for premium sales	103.56%	103.49%
Weighted average price for discount sales	94.77%	96.03%

Premium whole-loan sales are sales to investors at prices above par. Conversely, discount sales are sales of loans at prices below par. Discounted sales are generally a result of incomplete documentation or the rejection of the whole-loans by a premium whole-loan buyer because of certain characteristics, or loans repurchased from investors and subsequently resold. Encore Credit’s weighted average price for premium sales increased by seven basis points to 103.56% for the nine months ended September 30, 2004 from 103.49% for the nine months ended September 30, 2003. We believe this increase was due to a favorable interest rate environment.

Encore Credit’s practice is to record at the date of the sale a provision for estimated repurchase losses attributable to principal, premium, interest and other costs of loans repurchased based upon our historical experience of the amount of sales that ultimately require repurchase by Encore Credit. The obligations to repurchase loans and to reimburse the investor for any premiums paid on loans attributable to early payment are contractual obligations and require management to estimate such amounts at the time of sale. The provisions, therefore, can vary from year to year depending on the contractual obligations and loan performance. Our provision for repurchase losses increased for the nine months ended September 30, 2004 as compared to the nine months ended September 30, 2003, as a result of increased whole-loan sales volume.

Loan origination fees, as well as discount points and certain direct origination costs, are initially capitalized and recorded as an adjustment to our cost of the loan which is reflected in the gain on sale we record when the loan is sold. Deferred origination costs increased 149.1% to $98.7 million for the nine months ended September 30, 2004 from $39.6 million for the nine months ended September 30, 2003, primarily due to higher whole-loan sales volume as a result of higher loan origination volume. As our loan origination volume increases, we expect our deferred origination costs will also continue to increase.

The fair value adjustment to the residual interests and the hedge both reflect a decline in rates along the forward LIBOR curve during the quarter ended September 30, 2004. The residual interests represent the excess of cash flows received from borrowers on mortgage loans sold into securitization trusts over the interest rate paid on the related asset-backed securities. The decline in rates along the forward LIBOR curve reduces the interest payable on the asset-backed securities and increases the expected cash flows to be received by Encore Credit over the life of the residual interests. An increase in the net present value of the expected cash flows results in an increase in the fair value of the residual interests. Conversely, a decline in interest rates along the forward LIBOR curve reduces the value of the derivative instruments Encore Credit utilizes to economically hedge the risk of changes in its expected cash flows from the residual interests.

The following table represents the components of gain on sales recorded each period:

	Nine Months Ended September 30,
	2004	2003
	(in thousands)
Gain from whole-loan sales	$220,705	$87,145
Provision for repurchases	(7,979)	(1,594)
Non-refundable loan fees, net	31	76
Lower of cost or market adjustment for loans held for sale	(1,719)	(669)
Deferred origination costs	(98,687)	(39,616)
Fair value adjustment to residual interests	8,975	—
Derivative loss	(8,564)	—

Gain on sale of loans, net	$112,762	$45,342

Since inception, Encore Credit’s operating results have benefited from a sustained favorable interest rate environment. The low overall interest rate environment over the past several years has resulted in a high volume of loan origination activity as homeowners refinance higher interest rate mortgages. There have been improved opportunities for home ownership as lower interest rates are reflected in lower mortgage payments, enhancing access to housing markets for many consumers. In addition, lower interest rates coupled with shortages of residential housing in the geographic regions in which Encore Credit conducts its business have resulted in increases in residential housing values permitting many homeowners to assume additional mortgage debt as they “cash out” their equity. All these factors have driven the growth in Encore Credit’s origination volume.

In recent months, mortgage interest rates have started to rise. In a rising interest rate environment we can expect mortgage refinance activity to slow. Rising interest rates will also cause mortgage payments to increase reducing access to housing markets for some consumers. These factors may cause our mortgage originations to decline. To counter these market factors we expect to expand our origination capabilities to other areas of the United States and through retail channels; however, we cannot assure you that these efforts will be successful in sustaining the historical growth in our origination volumes.

To the extent we continue to sell whole loans, rising interest rates are likely to reduce the price at which we can sell whole loans. However, it is our present intent to retain a substantial portion of our loan production and to finance the retained portfolio through the sale of mortgage-backed securities. As the interest rates on our retained loans would likely reset less frequently than the interest rates on the mortgage-backed securities, during periods of declining interest rates, our net interest income would increase. During periods of rising interest rates our net interest income would decrease. We expect to use derivative financial instruments to reduce the variability of net interest income as interest rates fluctuate. See “ECC Capital’s Critical Accounting Policies—Derivative Financial Instruments and Hedging Activities.”

Rising interest rates may also result in a decline in the value of our residual interests in securitizations as the amount of excess cash flow from these interests declines. This decline in value should be offset, in part, by an increase in the value of the derivative instruments used to economically hedge our residual interests.

Rising interest rates may also increase monthly payments for borrowers with hybrid/adjustable-rate loans. Some borrowers may be unable to make higher payments. In addition, as interest rates increase, the recent trend in increased housing prices may be reversed. These factors could cause an increase in our credit losses and reduce our net income.

Interest Income. Encore Credit’s interest income increased 69.3% to $36.4 million for the nine months ended September 30, 2004 from $21.5 million for the nine months ended September 30, 2003, mainly due to higher origination volume. Encore Credit’s interest income is generated primarily from its loans held for sale. As Encore Credit’s loan origination volume increases, the number of loans held for sale will increase as well, resulting in an increase in interest income.

We earn interest income on loan production held on our warehouse facilities pending the eventual sale of these loans. We typically hold our mortgage loans for a period of 30 to 45 days before they are sold in the whole-loan sale market. During that time, we earn the coupon rate of interest paid by the borrower and we pay interest to lenders that provide our financing facilities. After this offering and the merger, we will also earn interest income on our portfolio of mortgage loans held for investment.

Interest Expense. Encore Credit’s interest expense increased 46.5% to $18.6 million for the nine months ended September 30, 2004 from $12.7 million for the nine months ended September 30, 2003, due to higher origination volume requiring greater financing, offset by a general decline in overall financing rates. For the nine months ended September 30, 2004, the average rate paid on warehouse financing was 2.95% as compared to 3.50% for the same period in 2003. As Encore Credit has developed its business, it has received more favorable financing rates resulting in a decrease in financing charges. As Encore Credit continues to develop its business, we expect the spread we pay over LIBOR on our warehouse lines to stabilize.

Salaries and Related Expenses. Encore Credit’s salaries and related expenses increased 149.3% to $36.4 million for the nine months ended September 30, 2004 from $14.6 million for the nine months ended September 30, 2003, due to the increased level of production and administrative staffing required to accommodate Encore Credit’s higher origination volume. In addition, during the nine months ended September 30, 2004, we recorded stock compensation expense of $1.7 million in connection with a severance arrangement. Total staffing was 1,143 employees at September 30, 2004 compared to total staffing of 645 employees at September 30, 2003, an increase of 498 employees, or 77.2%. As we expand our operations, we intend to hire additional support staff with the same skill set as our current operations employees and therefore, we expect our salaries and related expenses to continue to increase.

Occupancy Expense. Encore Credit’s occupancy expense increased 123.5% to $3.8 million for the nine months ended September 30, 2004 from approximately $1.7 million for the nine months ended September 30, 2003. This increase is due to the move of Encore Credit’s corporate offices into a larger facility and expansion of our regional offices.

Operating Expenses. Encore Credit’s operating expenses increased 141.1% to $31.1 million for the nine months ended September 30, 2004 from $12.9 million for the nine months ended September 30, 2003. A portion of this increase was due to an increase in loan origination and servicing expenses of $6.7 million. The remaining increase in operating expenses was due to an increase in production-related expenses, such as office supplies, depreciation and other operating expenses. As we increase our loan production, we expect our operating expenses will also continue to increase.

Professional Fees. Encore Credit’s professional services expenses decreased 21.3% to $4.8 million for the nine months ended September 30, 2004 from $6.1 million for the nine months ended September 30, 2003, primarily due to a decrease in legal expenses as we resolved a legal dispute with a competitor in September 2003.

Provision for Income Taxes. Encore Credit’s provision for income taxes increased 146.3% to $19.7 million for the nine months ended September 30, 2004 from $8.0 million for the nine months ended September 30, 2003, mainly due to higher pre-tax income resulting from our increased profitability.

Balance Sheet

Cash. Encore Credit’s cash and cash equivalents increased 119.1% to $10.3 million at September 30, 2004 from $4.7 million at September 30, 2003, mainly due to an increase in whole-loan sales and net income.

Mortgage Loans Held for Sale, Net. Encore Credit’s mortgage loans held for sale remained fairly constant at $706.0 million at September 30, 2004 and $707.7 million at September 30, 2003.

Stockholders’ Equity. Encore Credit’s stockholders’ equity increased 176.3% to $51.4 million at September 30, 2004 from $18.6 million at September 30, 2003, mainly due to Encore Credit’s continued positive performance, and increased profitability from October 1, 2003 through September 30, 2004.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Gain on Sale of Loans, Net. Encore Credit’s sales on a whole-loan basis increased 290.9% to $4.3 billion for the year ended December 31, 2003 from $1.1 billion for the year ended December 31, 2002. This increase is primarily attributable to an increase in Encore Credit’s loan origination volume. As we continue to increase market penetration in our existing markets and expand into new geographic areas, we believe our loan origination volume will increase. Encore Credit’s gain on sale increased 107.7% to $64.4 million for the year ended December 31, 2003 from $31.0 million for the year ended December 31, 2002. The weighted average price for premium sales declined slightly in 2003 from 2002 consistent with the decline in overall market rates over the same period and increased competitive pressures. The gain represents the cash received less any loss provisions for repurchase, deferred origination costs taken on sale, lower of cost or market adjustment, non-refundable loan fees, and gain on investing activities.

The following table summarizes loan sales for the periods indicated:

	Year Ended December 31,
	2003	2002
	(in thousands)
Whole-loan sales
Premium	$4,191,324	$1,057,033
Discount	157,715	73,622

Total whole-loan sales	$4,349,039	$1,130,655

Weighted average price for premium sales	103.29%	103.68%
Weighted average price for discount sales	95.57%	96.49%

We believe Encore Credit’s weighted average price for premium sales decreased by 39 basis points to 103.29% for the year ended December 31, 2003 from 103.68% for the year ended December 31, 2002, due to a combination of increased competition and a change in market conditions.

Our provision for repurchase losses and lower of cost or market adjustment also increased for the year ended December 31, 2003 as compared to the year ended December 31, 2002, as a result of an increase in whole-loan sales volume and loan originations, respectively.

The following represents the components of gain on sales recorded each period:

	Year Ended December 31,
	2003	2002
	(in thousands)
Gain from whole-loan sales	$131,634	$36,564
Provision for repurchases	(2,848)	(500)
Non-refundable loan fees, net	93	16
Lower of cost or market adjustment for loans held for sale	(1,547)	(300)
Deferred origination costs	(62,922)	(4,795)

Gain on sale of loans, net	$64,410	$30,985

Interest Income. Encore Credit’s interest income on loan production increased 176.0% to $34.5 million for the year ended December 31, 2003 from $12.5 million for the year ended December 31, 2002. The increase was due to higher origination volume in 2003 compared to 2002. Encore Credit’s interest income is generated primarily from its loans held for sale.

Interest Expense. Encore Credit’s interest expense increased 197.0% to $19.6 million for the year ended December 31, 2003 from $6.6 million for the year ended December 31, 2002, due to higher origination volume requiring greater financing, offset by a general decrease in overall financing rates. The average rate paid on warehouse financing decreased to 3.47% for the year ended December 31, 2003 from 3.73% for the year ended December 31, 2002. Warehouse financing is tied to one-month LIBOR rates, which declined to 1.12% at December 31, 2003 from 1.38% at December 31, 2002.

Salaries and Related Expenses. Encore Credit’s salaries and benefits increased 50.5% to $28.6 million for the year ended December 31, 2003 from $19.0 million for the year ended December 31, 2002, due to the increased level of production and administrative staffing required to accommodate Encore Credit’s higher origination volume. Total staffing was 621 employees at December 31, 2003 compared to total staffing of 355 employees at December 31, 2002, an increase of 266 employees, or 74.9%.

Occupancy Expenses. Encore Credit’s occupancy expenses increased 229.3% to $2.7 million for the year ended December 31, 2003 from approximately $820,000 for the year ended December 31, 2002, due to expansion of our facilities for increased production and opening of new offices.

Operating Expenses. Encore Credit’s operating expenses increased 131.1% to $20.8 million for the year ended December 31, 2003 from $9.0 million for the year ended December 31, 2002. Operating expenses increased due to a $5.1 million increase in loan origination and servicing costs and a $1.2 million increase in expenses associated with IT consultants, which we contracted to further develop our existing loan origination system, and a $900,000 increase in depreciation expense due to capital expenditures for new staff.

The remaining increase in operating expenses was due to increased production related capacity expenses, such as telephone, courier, stationery, supplies and other operating expenses.

Professional fees. Encore Credit’s professional services expense increased 108.3% to $7.5 million for the year ended December 31, 2003 from $3.6 million for the year ended December 31, 2002, mainly due to an overall increase in our size, as well as an increase in expenses related to a legal dispute with a competitor, which was resolved in 2003.

Provision for Income Taxes. Encore Credit’s provision for income taxes increased 200.0% to $8.4 million for the year ended December 31, 2003 from $2.8 million for the year ended December 31, 2002, mainly due to higher pre-tax income resulting from our higher production and sales volume. Our effective tax rate decreased to 42.9% for the year ended December 31, 2003, from 62.5% for the comparable period in 2002. The decrease in the effective tax rate for 2003 was the result of a change in Encore Credit’s tax classification from an S-Corporation to a C-Corporation effective May 1, 2002.

Balance Sheet

Cash. Encore Credit’s cash and cash equivalents increased 450.0% to $5.5 million at December 31, 2003 from $1.0 million at December 31, 2002, mainly due to an increase in whole-loan sales and net income.

Mortgage Loans Held for Sale, Net. Encore Credit’s mortgage loans held for sale increased 65.2% to $594.5 million at December 31, 2003 from $359.8 million at December 31, 2002, mainly due to an increase in loan origination volume to approximately $4.6 billion from $1.5 billion for the years ended December 31, 2003 and December 31, 2002, respectively.

Stockholders’ Equity. Encore Credit’s stockholders’ equity increased 141.8% to $19.1 million at December 31, 2003 from $7.9 million at December 31, 2002, mainly due to the company’s continued positive performance, averaging approximately $900,000 in net income per month in 2003.

Off-Balance Sheet Arrangements

We are party to transactions that have off-balance sheet components. In connection with off-balance sheet securitization transactions, there were $1.2 billion in loans owned by off-balance sheet trusts as of September 30, 2004. The trust has issued securities or bonds secured by these loans. We have no obligation to provide funding support to either the third party investors or the off-balance sheet trust. The third party investors, or the trust, generally have no recourse to our assets or us and have no ability to require us to repurchase their loans other than for breaches of standard representations and warranties.

We have retained certain residual interests in the securitization trust. The performance of the loans in the trust will impact our ability to realize the current estimated fair value of these assets that are included on our balance sheet.

Contractual Obligations and Commercial Commitments

The following table summarizes our material contractual obligations and commercial commitments as of September 30, 2004:

	Payment due by period
	Total	Less than 1 year	1 to 3 Years	3 to 5 Years	More than 5 years
	(amounts in thousands)
Operating leases	$19,650	$5,484	$7,532	$4,538	$2,096
Warehouse and repurchase facilities(1)	693,428	693,428	—	—	—
Equipment leases	2,706	1,091	1,409	206	—
Forward sale commitment	289,000	289,000	—	—	—

(1)	These warehouse and repurchase facilities had a weighted average interest rate of 3.0%, at September 30, 2004.

Liquidity and Capital Resources

Our loan originations and purchases require significant cash investments, including the funding of:

•	fees paid to brokers and mortgage lenders in connection with generating loans through wholesale lending activities;

•	commissions paid to sales employees for originating loans;

•	any differences between the amount funded per loan and the amount advanced under our warehouse and repurchase facilities; and

•	income tax payments arising from the timing differences between income for financial reporting purposes and taxable income.

We also require cash to fund on-going operating and administrative expenses and capital expenditures.

Our sources of operating cash flow include:

•	cash premiums obtained in whole-loan sales;

•	mortgage origination income and fees;

•	interest income; and

•	cash flows from residual interests in securitizations.

Our liquidity strategy is to maintain sufficient and diversified warehouse and repurchase facilities to finance our mortgage originations. Encore Credit currently uses four warehouse and repurchase facilities to finance the funding of its loan originations. Historically, we have repaid warehouse and repurchase facilities monthly with the proceeds of cash whole-loan sales and on three occasions with securitization proceeds. Operating liquidity is generated from the premium received on cash whole-loan sales. Capital expenditures required to finance our growth are also expected to be funded from net cash provided by operating activities.

Under our new strategy, our liquidity will be dependent, in part, upon our ability to securitize pools of our subprime residential mortgage production. Upon completion of our securitizations, we will use the proceeds from the sale of the mortgage-backed securities to repay our warehouse and repurchase facilities. Factors that could affect our future ability to complete securitizations include the experience and ability of our management team, conditions in the securities markets generally, conditions in the mortgage-backed securities market specifically, the performance of our portfolio of securitized loans and our ability to obtain credit enhancement.

Short-Term Liquidity Strategy

We establish target levels of liquidity and capital based on a number of factors including our loan production volume, the condition of the whole-loan sales market for our loans, market price for our securitizations, availability under our warehouse and repurchase facilities and our current balance sheet. We intend to continue to concentrate on maintaining our targeted liquidity levels. Historically, our principal strategy has been to maintain or improve our net gain on sale of loans. As a result of our new business strategy and the use of on-balance sheet securitizations, however, much of our cash flow and earnings will be derived from net interest income. We anticipate that we will use our cash over the next 12 months to acquire mortgage loans primarily from Encore Credit in connection with the build-up of ECC Capital’s loan portfolio to comply with federal tax laws relating to our status as a REIT and to fund our working capital expenditure requirements. Subject to the various uncertainties described above, and assuming that we will be able to execute our liquidity strategy successfully, we anticipate that the proceeds from this offering, funds available from our warehouse facilities and cash flow from operations will be sufficient to fund our operations for the foreseeable future. However, there can be no assurance that we will be able to achieve these goals and operate on a cash flow-neutral or cash flow-positive basis.

Warehouse and Repurchase Facilities

With the exception of our Wachovia Bank, N.A. $1 billion aggregation facility described below, all of our warehouse and repurchase facilities are committed lines, meaning the lender is obligated to fund up to the committed amount subject to our meeting the various financial and other covenants. Certain of our current warehouse and repurchase facilities contain a sub-limit for “wet” funding, which is the funding of loans for which the collateral custodian has not yet received the related loan documentation. Lenders generally limit our use of a warehouse facility to wet fund to a portion of our borrowing capacity under the warehouse line. If we have reached our sub-limit for wet funding on a warehouse line, we will not be able to wet fund under that line until borrowing capacity becomes available under the wet funding sub-limit. In addition, if we exceed a sub-limit, we will be in default under the warehouse line. Our warehouse and repurchase facilities mature between February 2005 and August 2005 and are secured by the loans we originate or purchase with the funds. Although Encore Credit’s warehouse and repurchase facilities mature between February 2005 and August 2005, we expect to renew and extend the maturity of the facilities in the ordinary course of business, as well as add new facilities. If these warehouse and repurchase facilities are not renewed, we will repay outstanding amounts with the proceeds from loan sales or from other warehouse and repurchase facilities. We believe that the increase in our equity from the net proceeds of this offering will enable us to not only obtain extensions on our existing warehouse lines but will also allow us to increase our borrowing capacity. The weighted average interest rates on the combined facilities, based on one-month LIBOR, were 2.95%, 3.47%, and 3.73% at September 30, 2004, December 31, 2003 and December 31, 2002, respectively.

All of our warehouse and repurchase facilities are currently obligations of Encore Credit and are not guaranteed by any of Encore Credit’s subsidiaries. Our warehouse and repurchase facilities are subject to margin calls based on the lender’s opinion of the value of our loan collateral. Each facility provides the lender the right to reevaluate the loan collateral that secures our outstanding borrowings at any time. In the event the lender determines that the value of the loan collateral has decreased, it has the right to initiate a margin call. A margin call would require us to provide the lender with additional collateral or to repay a portion of the outstanding borrowings.

Our warehouse and repurchase facilities currently contain customary covenants, including restrictions on Encore Credit’s ability to:

•	conduct transactions with affiliates;

•	engage in mergers, acquisitions and asset sales;

•	alter the business it conducts;

•	declare dividends or redeem or repurchase capital stock; and

•	incur or guaranty additional indebtedness.

We anticipate that at, or prior to, the closing of this offering and the merger, we will receive all necessary consents or waivers to consummate this offering and the merger.

Our warehouse and repurchase facilities also contain financial covenants (currently measured at Encore Credit) including:

•	minimum tangible net worth;

•	minimum amount of cash and cash equivalents;

•	minimum liquidity ratios;

•	maximum leverage ratios (including subordinate debts); and

•	minimum net income.

In March 2004, Encore Credit determined that it was not in compliance with one of these covenants related to maintaining a leverage ratio of less than 20 to 1 for the warehouse facility with Countrywide Warehouse Lending as it had a leverage ratio of 20.7 to 1. Encore Credit received a waiver from Countrywide Warehouse Lending concerning this non-compliance as of March 31, 2004 and remained in compliance with this covenant from March 31, 2004 through November 30, 2004. Encore Credit was not in compliance with a covenant related to maintaining a minimum cash balance of 30% of equity for one warehouse line at November 30, 2004. Encore Credit received a waiver from Countrywide Warehouse Lending concerning the non-compliance. Encore Credit was in compliance with all covenants at December 31, 2004 and we expect to be in compliance with all covenants at January 31, 2005.

Events of default under the warehouse and repurchase facilities include, but are not limited to:

•	failure to pay obligations when due;

•	material breach of any representation or warranty contained in the loan documents;

•	covenant defaults;

•	events of bankruptcy proceedings;

•	cross-defaults to other indebtedness;

•	the existence of certain environmental and ERISA claims or liabilities; and

•	a change of control of our company.

After the completion of the merger, we intend to amend the agreements governing our warehouse and repurchase facilities. As part of the amendments, we will add ECC Capital as a co-borrower under each facility with Encore Credit. We anticipate that ECC Capital and Encore Credit will be jointly and severally liable for all of the obligations under the warehouse and repurchase facilities. ECC Capital and Encore Credit would both have the right to borrow the unused portion of the maximum facility amounts and the full amounts of any sub-limits. We anticipate that the assets of ECC Capital will secure borrowings of both ECC Capital and Encore Credit and the assets of Encore Credit will only secure its own borrowings. We also anticipate that financial and other covenants will be added for the consolidated entities, including a minimum tangible net worth test and that a default by either ECC Capital or Encore Credit will also be deemed a default of the other.

The material terms and features of these secured warehouse and repurchase facilities are as follows:

Countrywide Warehouse Lending (“Countrywide”) Warehouse Facility. We have a warehouse facility with Countrywide that matures in February 2005 that provides $200 million of committed capacity and $100 million of uncommitted capacity. The facility provides sub-limits of $90.0 million for wet, $21.0 million for jumbo,

$10.0 million for non-performing/sub-performing and $21.0 million for non-compliant loans, and $3.0 million for loans in default. The facility provides for advances at 97.5% of the market value of first mortgage loans, and 95% of subordinate mortgage loans, not to exceed 100.75% of loan amount, funded through this facility.

UBS Real Estate Securities Warehouse Facility. We have a $750.0 million committed warehouse facility with UBS Real Estate Securities that matures in July 2005 and provides for sub-limits of $75.0 million for interest only, $25.0 million for subordinate mortgage loans and $70.0 million for wet loans. The facility provides for advances at 98.0% of the market value of first mortgage loans, and 95.0% of the market value of subordinate mortgage loans, not to exceed 100% of loan amount, funded through this facility.

CDC Mortgage Capital, Inc. (“CDC”) Master Repurchase Agreement Warehouse Facility. In July 2004, we entered into a $250.0 million committed warehouse and repurchase facility with CDC that matures in June 2005. The facility provides for sub-limits of $25.0 million for Alt-A subordinate mortgage loans, $25.0 million for subprime subordinate mortgage loans, $12.5 million for non-owner occupied, $75.0 million for interest-only, and $100.0 million for wet-ink loans. The facility provides for advances at 98% of the market value of first mortgage loans, and 95% of the market value of subordinate mortgage loans, not to exceed 100% of loan amount, funded through this facility.

Wachovia Bank, N.A. Facilities. We have two facilities with Wachovia Bank, N.A. In December 2004, we entered into a $150.0 million committed repurchase facility that matures in May 2005. This facility provides for sublimits of $15.0 million for subordinate mortgage loans and $7.5 million for balloon loans. This facility provides for advances at 98% of the market value of the mortgage loans, not to exceed 100% of the loan amount. In September 2004, we entered into a $1.0 billion uncommitted aggregation facility with Wachovia that matures in August 2005. Wachovia will finance up to $1.0 billion (reduced by the amount being financed from time to time under the Wachovia repurchase facility) of first- or subordinate mortgage loans through its purchase of mortgage-backed securities to be issued by trusts into which we transfer such mortgage loans. We intend to use this facility to aggregate loans up to 90 days that we will subsequently sell or securitize.

If we reach a sub-limit for a particular loan type, we will be restricted from funding the loans of that type under the applicable warehouse facility until capacity under the sub-limit has been cleared.

The following table summarizes our warehouse and repurchase facilities as of September 30, 2004, December 31, 2003 and December 31, 2002 and our total facility amount as of December 31, 2004:

Warehouse, Repurchase and Aggregation Lender	Expiration Date	Total Facility Amount as of December 31, 2004	Wet Funding Sub-Limit	Amount Outstanding
				September 30, 2004	December 31, 2003	December 31, 2002
		(in thousands)
Countrywide Warehouse Lending	Feb. 2005	$300,000	$70,000	$271,487	$129,936	$44,727
Residential Funding Corporation(1)	Nov. 2004	—	—	81,405	303,007	209,284
UBS Real Estate Securities	Jul. 2005	750,000	70,000	221,688	143,834	97,117
CDC Mortgage Capital	Jun. 2005	250,000	100,000	118,848	—	—
Wachovia Bank, N.A.	Aug. 2005	1,000,000	—	—	—	—

Total		$2,300,000	$240,000	$693,428	$576,777	$351,128

(1)	Encore Credit’s warehouse facility with RFC was terminated on September 3, 2004.

Other Borrowings

We periodically enter into equipment lease arrangements from time to time that are treated as capital leases for financial statements purposes. As of September 30, 2004, the amount outstanding under these borrowing arrangements was $2.3 million.

Cash Flow

Encore Credit’s cash used in operations decreased 65.2% to $116.5 million for the nine months ended September 30, 2004 from $334.6 million for the nine months ended September 30, 2003. This decrease is mainly due to an increase in proceeds from our loan sales to $6.4 billion for the nine months ended September 30, 2004 from $2.8 billion for the nine months ended September 30, 2003.

Encore Credit’s cash used in operating activities decreased 38.5% to $217.2 million for the year ended December 31, 2003 from $353.4 million for the year ended December 31, 2002. This decrease is mainly due to an increase in our whole-loan sales volume to $4.3 billion for the year ended December 31, 2003 from $1.1 billion for the year ended December 31, 2002, offset by an increase in production of approximately $3.1 billion to $4.6 billion for the year ended December 31, 2003 from $1.5 billion for the year ended December 31, 2002.

Encore Credit’s cash used in investing activities increased 114.3% to $4.5 million for the nine months ended September 30, 2004 from $2.1 million for the nine months ended September 30, 2003. Our capital expenditures in 2004 were primarily for staff-related furniture and equipment.

Encore Credit’s cash used in investing activities increased 68.2% to $3.7 million for the year ended December 31, 2003 from $2.2 million for the year ended December 31, 2002. Our capital expenditures in 2003 were primarily for staff-related furniture and equipment, relocation of our corporate offices to a larger facility, expansion of our existing regional processing centers in Downers Grove, Illinois in June 2003 and the opening and expansion of our new regional processing center in Glen Allen, Virginia in April 2003 and September 2003, respectively.

Encore Credit’s cash flow from financing activities decreased 63.1% to $125.8 million for the nine months ended September 30, 2004 from $340.5 million for the nine months ended September 30, 2003. This decrease was mainly due to stabilization of our needs for warehouse line borrowing capacity.

Encore Credit’s cash flow from financing activities decreased 36.7% to $225.4 million for the year ended December 31, 2003 from $356.1 million for the year ended December 31, 2002. We had a significant increase in borrowing capacity on our warehouse facilities throughout 2002 that was used to finance growth in loan production. While loan production continued to grow throughout 2003, our borrowings in 2003 did not increase in proportion to our origination volume growth. Furthermore, our increase in loan production and the related increase in whole-loan sales offset the borrowings under our warehouse facility, thereby reducing the amount of cash flow provided by financing activities.

Risk Management

Historical operations risk management

Encore Credit enters into forward loan sales for the purpose of minimizing the market risks associated with the value of originated loans, while maximizing gain on sale of such loans. A primary risk associated with the loan origination business is the risk of fluctuating interest rates. The interest rate risk is a direct result of timing delays between (1) the fixing of the mortgage loan interest rate with borrowers and the funding of the loan and (2) the funding of the loan and the setting of terms for sale of loans to whole-loan market investors.

We may also hedge the economic value of funded loans that are held for sale but not yet allocated to an investor sale commitment. Once a loan has been funded, Encore Credit’s risk management objective for its mortgage loans held for sale is to protect earnings from an unexpected charge due to a decline in value of its mortgage loans. We will continue to apply these practices and programs upon completion of this offering and the merger except where otherwise noted in this section or under the section “—Forward-Looking Financial Statement Effects.”

Forward-looking risk management

Upon completion of this offering and the merger, and at such time that we have established our portfolio of mortgage loans, our risk management will focus on protecting against possible “compression” in the net interest margin with respect to the investment portfolio. The “yield curve” creates this risk because of different repricing durations for instruments with different maturities. In substance, the hedging objective is to protect the net interest margin by matching repricing durations for the hybrid/adjustable-rate mortgage loan portfolio and the corresponding funding sources. For accounting purposes, these hedges are called cash flow hedges, and the accounting is different than for fair value hedges.

Hybrid/adjustable-rate mortgage loans have longer repricing durations and we may not be able to obtain matched repricing durations for the corresponding funding sources since borrowings generally have a shorter repricing duration than most hybrid/adjustable-rate mortgage loans where the initial rate is fixed for one to five years. We intend to hedge these loans with interest rate swap agreements, Eurodollar futures contracts and cap agreements in order to match the repricing durations of the loans and our funding sources.

Effects of Inflation

Inflation generally increases the cost of funds and operating overhead, and, to the extent that mortgage loans and other assets bear variable rates, the yields on such assets. Unlike most industrial companies, virtually all of our assets and liabilities are, and will continue to be, monetary in nature. As a result, interest rates generally have a more significant effect on our performance than the effects of general levels of inflation have on industrial companies. Although interest rates do not necessarily move in the same direction, or to the same extent, as the prices of goods and services, low inflation or deflation generally has resulted in decreased interest rates. In 2001, the Federal Reserve reduced the targeted federal funds rate on 11 occasions for a total of 475 basis points. Inflation remained low in 2002 and 2003, which reflects that interest rates remained fairly steady in 2002, only dropping 50 basis points in 2002 and 25 basis points in the first half of 2003. However, in 2004 the federal funds rate increased five times by a total of 125 basis points and in 2005, to date, the federal funds rate has increased an additional 25 basis points.

In addition, inflation results in an increase in the cost of goods and services purchased, salaries and benefits, occupancy expense and similar items. Inflation and any related increases in interest rates generally decrease the market value of investments and mortgage loans held and may adversely affect our liquidity and earnings, as well as our shareholders’ equity. Increases in interest rates tend to slow mortgage loan prepayment rates, adversely affect mortgage loan refinancings, and to a lesser extent, slow purchase money mortgage originations, as increased rates tend to slow home sales. Increased interest rates would likely reduce our earnings from our sale of mortgage loans in the whole-loan market. Except to the extent offset by changes in the rates earned on our mortgage loans, the value of, and net interest earnings on, our retained mortgage loan portfolio will be affected by changes in interest rates, credit spreads and prepayment rates on the mortgage loans.

Operating and Financing Policies

Promptly following the closing of this offering and the merger, we intend to adopt operating and financing policies consistent with our intention of qualifying as a REIT, including investment, leverage, hedging and regulatory policies.

Qualitative and Quantitative Disclosure About Market Risk

Market risk is the exposure to loss resulting from changes in interest rates, credit spreads, foreign currency exchange rates, commodity prices and equity prices. As we are invested solely in U.S. dollar denominated instruments, primarily residential mortgage instruments, and our borrowings are also domestic and U.S. dollar denominated, we are not subject to foreign currency exchange, or commodity and equity price risk; the primary market risk that we are exposed to is interest rate risk and its related ancillary risks. Interest rate risk is highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control. All of our market risk sensitive assets, liabilities and related derivative positions are for non-trading purposes only.

Interest Rate Risk

The objective in managing interest rate risk is to monitor and assess the potential risk associated with changes in interest rates and their impact on our business. If necessary, we can attempt to mitigate such risk through effective interest rate management tools that are considered hedges, such as financial futures, forward-sale commitments and options and interest rate swaps and caps. In the past, we attempted to reduce our exposure to interest rate risk for a portion of our loan production through the use of forward sales commitments. Pursuant to our forward sales commitments, in exchange for a fixed price, we commit to deliver loans with a set of characteristics, including a weighted average interest rate, that are locked for the term of the applicable commitment. Therefore, during this commitment period, any market movement in interest rates has no effect on the price we receive for loans delivered to the forward sale transaction, assuming the agreed upon set of characteristics is met. We attempt to structure these forward commitments to cover segments of one to two months of loan production. The contracts are often entered into and priced before most of the loans are originated. By committing to a forward sale prior to origination of the loans and through the price protection features embedded in the commitment, we effectively hedge our interest rate risk.

In addition to our interest rate risk described above, upon completion of this offering and the merger we will be subject to interest rate exposure relating to the portfolio of mortgage loans we intend to hold. Changes in interest rates will impact our future earnings in various ways. While we will originate and portfolio primarily hybrid/adjustable-rate mortgage loans, rising short-term interest rates may temporarily negatively affect our earnings, and, conversely, falling short-term interest rates may temporarily increase our earnings. This impact can occur for a number of reasons and may be mitigated by portfolio prepayment activity as discussed below. First, our borrowings may react to changes in interest rates sooner than our hybrid/adjustable-rate mortgage loans because the reset dates on our borrowings generally occur sooner than that of the hybrid/adjustable-rate mortgage loans. The interest expense on the mortgage-backed securities is typically adjusted monthly relative to market interest rates, generally the one-month London Interbank Offered Rate, or LIBOR. The interest on the underlying mortgage loans is based on fixed rates payable on the underlying loans, generally for the first two or three years from origination, while the holders of the applicable securities are generally paid based on an adjustable LIBOR-based yield. Second, interest rates on hybrid/adjustable-rate mortgage loans may be capped for the first adjustment, per adjustment period and for the life of the loan (commonly referred to as the initial cap, the periodic cap and the lifetime cap, respectively), and our borrowings may not have similar limitations. Third, interest rates on hybrid/adjustable-rate mortgage loans typically change less frequently than the applicable interest rates on our liabilities.

Interest rates can also affect our net return on hybrid/adjustable-rate mortgage loans. During a declining interest rate environment, the prepayment rates of hybrid/adjustable-rate mortgage loans may accelerate, causing the amount of fixed-rate financing to increase relative to the amount of hybrid/adjustable-rate mortgage loans, possibly resulting in a decline in our net return on hybrid/adjustable-rate mortgage loans, as replacement hybrid/adjustable-rate mortgage loans may have a lower yield than the hybrid/adjustable-rate mortgage loans being prepaid. In contrast, during an increasing interest rate environment, hybrid/adjustable-rate mortgage loans may prepay slower than expected, requiring us to finance a higher amount of hybrid/adjustable-rate mortgage loans than originally anticipated at a time when interest rates may be higher, resulting in a decline in our net return on hybrid/adjustable-rate mortgage loans.

The rate of prepayment on mortgage loans may increase if interest rates decline or if the difference between long-term and short-term interest rates diminishes. Increased prepayments would cause us to amortize the premiums paid for our mortgage loans faster, resulting in a reduced yield on our mortgage loans. Additionally, to the extent proceeds of prepayments cannot be reinvested at a rate of interest at least equal to the rate previously earned on such mortgage loans, our earnings would be adversely affected.

Conversely, the rate of prepayment on mortgage loans may decrease if interest rates rise or if the difference between long-term and short-term interest rates increases. Decreased prepayments would cause us to amortize the premiums paid for our hybrid/adjustable-rate mortgage loans over a longer time period, resulting in an increased yield on our mortgage loans.

While we have not experienced any significant credit losses, in the event of a significant rising interest rate environment and/or economic downturn, mortgage loan defaults may increase and result in credit losses that would adversely affect our liquidity and results of operations.

Interest rate changes may also impact our equity as our securities, mortgage loans and related hedge derivatives are held at the lower of cost and market. We seek to hedge to some degree changes in value attributable to changes in interest rates by selling Eurodollar futures contracts. In general, we would expect that over time, decreases in income from ECC Capital’s loan portfolio attributable to interest rate changes will be offset to some degree by increases in value of our Eurodollar futures contracts, and vice versa. However, the relationship between spreads on securities may vary from time to time, resulting in a net aggregate book value increase or decline. However, unless there is a material impairment in value that would result in a payment not being received on a security or loan, changes in the book value of ECC Capital’s loan portfolio will not directly affect our recurring earnings or our ability to make a distribution to you.

Encore Credit’s mortgage loans held for sale as of September 30, 2004 and December 31, 2003 were comprised of adjustable and fixed-rate mortgage loans. In the case of hybrid/adjustable-rate mortgage loans, the interest rate changes at various intervals and is generally subject to lifetime caps. The rates on the fixed-rate loans do not change. However, should interest rates move significantly before we sell the loans, Encore Credit would be materially affected by the change in interest rates. The following table shows our estimate of the effects of a change of 50 and 100 basis points, including both an increase and decrease in the interest rates, for 30 days.

Interest Rate Change Analysis

on Loans Held for Sale

September 30, 2004 Interest Rate Change	Change in Net Interest Income	Percentage Change in Net Interest Income
(in basis points)	(in thousands)
+100	$(4,585)	-25.41%
+50	$(2,293)	-12.70%
-50	$2,293	12.70%
-100	$4,585	25.41%

December 31, 2003 Interest Rate Change	Change in Net Interest Income	Percentage Change in Net Interest Income
(in basis points)	(in thousands)
+100	$(2,733)	-18.36%
+50	$(1,367)	-9.18%
-50	$1,367	9.18%
-100	$2,733	18.36%

December 31, 2002 Interest Rate Change	Change in Net Interest Income	Percentage Change in Net Interest Income
(in basis points)	(in thousands)
+100	$(1,680)	-28.19%
+50	$(704)	-11.81%
-50	$704	11.81%
-100	$1,408	23.62%

Changes in market interest rates affect our estimates of the fair value of our mortgage loans held for sale.

The following table summarizes the sensitivity of the fair market value of our mortgage loans held for sale to changes in the base or current interest rate:

	+100 basis points	+50 basis points	-50 basis points	-100 basis points
	(in thousands)
As of September 30, 2004
Change in fair value of mortgage loans held for sale	$(7,548.76)	$(3,754.84)	$3,754.84	$7,444.29
As of December 31, 2003
Change in fair value of mortgage loans held for sale	(6,131.56)	(3,065.81)	3,065.86	6,131.78
As of December 31, 2002
Change in fair value of mortgage loans held for sale	(3,464.62)	(1,732.30)	1,732.28	3,464.54

Residual Interests. Encore Credit had residual interests of $35.2 million and $1.6 million outstanding at September 30, 2004 and December 31, 2003, respectively. Residual interests were recorded at estimated fair value. Encore Credit values these assets based on the present value of estimated future cash flows using various assumptions. The discount rates used to calculate the present value of the residual interests were 33.00%, 18.00%, and 18.00% for the securitization transactions completed in April 2003, June 2004, and July 2004, respectively. The weighted average life of the mortgage loans used for valuation was 2.21 years, 2.85 years, and 3.80 years for the securitization transactions completed in April 2003, June 2004, and July 2004, respectively.

Encore Credit’s retained residual interests are recorded at estimated fair value and are marked to market through a charge (or credit) to earnings. On a quarterly basis, Encore Credit reviews the fair value of its retained residual interests by analyzing its prepayment, credit loss and discount rate assumptions in relation to its actual experience and current rates of prepayment and credit loss prevalent in the industry.

Although management believes that the assumptions used to estimate the fair values of its retained residual interests are reasonable, there can be no assurance as to the accuracy of the assumptions or estimates.

The residual interests are subject to actual prepayment or credit loss risk in excess of assumptions used in valuation. Ultimate cash flows realized from these assets would be reduced should actual prepayments or credit losses exceed assumptions used in the valuation. Conversely, cash flows realized would be greater should actual prepayments or credit losses be below expectations.

The table below illustrates the resulting hypothetical fair values of Encore Credit’s retained residual interests at September 30, 2004 and December 31, 2003 caused by assumed immediate increases to the key assumptions used by Encore Credit to determine fair value:

	September 30, 2004	December 31, 2003
	(in thousands)
Prepayment speed assumption:
Fair value after:
Impact of a 10% increase	$33,154	$1,369
Impact of a 20% increase	32,130	1,175
Credit loss assumption:
Fair value after:
Impact of a 10% increase	$32,874	$1,522
Impact of a 20% increase	30,553	1,460
Residual interest cash flows discount rate:
Fair value after:
Impact of a 10% increase	$33,934	$1,490
Impact of a 20% increase	32,716	1,393
Interest rate on adjustable mortgage loans and bonds:
Fair value after:
Impact of a 10% increase	$30,931	$1,311
Impact of a 20% increase	26,632	1,133

These sensitivities are hypothetical, are presented for illustrative purposes only, and should be used with caution. The changes in the assumptions regarding prepayments and credit losses were applied to the cash flows of the mortgage loans underlying the retained interests. Changes in assumptions regarding discount rate were applied to the cash flows of the securitization trusts. Generally, changes in fair value based upon a change in assumptions cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. The change in one assumption was calculated without changing any other assumptions. In reality, changes in one assumption may result in changes in others, which may magnify or offset the sensitivities. For example, changes in market interest rates may simultaneously impact the prepayment, credit loss and discount rate assumptions.

Counterparty Risk

Our anticipated hedging strategy of using derivative instruments will also involve certain additional risks such as counterparty credit risk, the enforceability of hedging contracts and the risk that unanticipated and significant changes in interest rates will cause a significant loss of basis in the contract. The counterparties to our derivative arrangements will be major financial institutions and securities dealers that are well capitalized with high credit ratings and with which we may also have other financial relationships. While we do not anticipate nonperformance by any counterparty, we will be exposed to potential credit losses in the event the counterparty fails to perform. Our exposure to credit risk in the event of default by a counterparty will be the difference between the value of the contract and the current market price. There can be no assurance that we will be able to adequately protect against the foregoing risks and will ultimately realize an economic benefit that exceeds the related expenses incurred in connection with engaging in such hedging strategies.

Credit Spread Exposure

The mortgage-backed securities we will own are also subject to spread risk. The majority of these securities will be adjustable-rate securities valued based on a market credit spread to U.S. Treasury security yields. In other words, their value is dependent on the yield demanded on such securities by the market based on their credit relative to U.S. Treasury securities. Excessive supply of such securities combined with reduced demand will generally cause the market to require a higher yield on such securities, resulting in the use of a higher or wider spread over the benchmark rate (usually the applicable U.S. Treasury security yield) to value such securities. Under such conditions, the funding costs for new issuances of our mortgage-backed securities would tend to increase, thus reducing our net interest margin. Conversely, if the spread used to value such securities were to decrease or tighten, our funding costs for new issuances of our mortgage-backed securities would tend to decrease. Such changes in future funding costs may affect our net equity, net income or cash flow directly or indirectly through their impact on our ability to borrow and access capital.

Furthermore, shifts in the U.S. Treasury yield curve, which represents the market’s expectations of future interest rates, would also affect the yield required on our securities and therefore our funding costs. This would have similar effects on our financial position and operations as would a change in spreads.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment. SFAS No. 123R revises SFAS No. 123, requiring the fair value method of accounting for share-based payments to employees and eliminating use of the intrinsic value method outlined in APB Opinion No. 25. The statement’s fair value method is similar to that in SFAS No. 123, requiring the grant-date fair value of equity instruments issued to employees to be recognized in compensation expense over the period the employee is required to provide services in exchange for the instruments (usually the vesting period) and requiring the fair value of liability instruments issued to be recognized on the balance sheet at each reporting date with the changes in fair value being recognized in compensation expense. The fair value of the instruments is to be estimated using option-pricing models adjusted for any unique characteristics of those instruments, if observable market prices for the same or similar instruments are unavailable. SFAS No. 123R will be effective in the third quarter of 2005 and provides for prospective application to instruments issued thereafter and to instruments outstanding for which the requisite service is still being rendered. We are currently evaluating the impact of SFAS No. 123R on our financial statements.

In March 2004, the SEC issued Staff Accounting Bulletin No. 105, or SAB No. 105. SAB No. 105 contains specific guidance that significantly limits opportunities for registrants to recognize an asset related to a commitment to originate a mortgage loan that will be held for sale prior to funding the loan, which differs from the current accounting guidance provided by SFAS No. 149. SFAS No. 149 requires that the entity that makes the mortgage loan commitment record the commitment on its balance sheet at fair value, but does not address how to measure the fair value of the loan commitment. SAB No. 105 requires that fair value measurement of loan commitments include only differences between the guaranteed interest rate in the loan commitment and a market interest rate, excluding any expected cash flows related to the customer relationship or loan servicing. SAB No. 105 is effective for new loan commitments accounted for as derivatives entered into after March 31, 2004. SAB No. 105 permits registrants to continue to use previously applied accounting policies to commitments entered into on or before March 31, 2004. We quote interest rates to borrowers, which are generally subject to change by us. Although we typically honor such interest rate quotes, the quotes do not constitute interest rate locks. Thus, the adoption of SAB No. 105 did not have a material effect on our financial statements.

In January 2003, the FASB issued Interpretation 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51, or FIN 46, which was subsequently amended in December 2003 by FIN 46R. FIN 46R requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or is entitled to receive a loss from the variable interest entity’s activities or is entitled to receive a majority of the entity’s residual returns, or both. Prior to FIN 46R, a company included another entity in its consolidated financial statements only if it controlled the entity through voting interests. The consolidation requirements of FIN 46R are applicable to variable interest entities created after December 31, 2003. For interests held in variable interest entities created before January 1, 2004, FIN 46R is applicable beginning on January 1, 2005. The assets, liabilities and noncontrolling interest of variable interest entities created before January 1, 2004 would initially be measured at their carrying amounts, with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used. The adoption of FIN 46R did not have a material impact on our financial statements.

On April 30, 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, or SFAS No. 149. The purpose of SFAS No. 149 is to amend and clarify financial accounting and reporting for derivative instruments and hedging activities under SFAS No. 133. These amendments clarify the definition of a derivative, expand the nature of exemptions from SFAS No. 133, clarify the application of paragraph 13 of SFAS No. 133 to embedded derivative instruments in which the underlying asset is an interest rate, and modify the cash flow presentation of derivative instruments that contain financing elements. SFAS No. 149 is effective for derivative transactions and hedging relationships entered into or modified after June 30, 2003. We quote interest rates to borrowers, which are generally subject to change by us. Although we typically honor such interest rate quotes, the quotes do not constitute interest rate locks, minimizing the potential interest rate risk exposure. The adoption of SFAS No. 149 did not have a material impact on our financial statements.

On May 15, 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, or SFAS No. 150. SFAS No. 150 requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. SFAS No. 150 is generally effective for financial instruments entered into or modified after May 31, 2003, although certain of the provisions of SFAS No. 150 related to certain mandatorily redeemable noncontrolling interests have been deferred indefinitely. The adoption of SFAS No. 150 did not have a material impact on our financial statements.

Related Party Transactions

Subordinated Notes and Warrants to Stockholder. Encore Credit issued two subordinated notes to Mr. Holder, our Chairman and Co-Chief Executive Officer, totaling $1.0 million in May 2002 and November 2002. The subordinated notes bore an annual interest rate of 10.0%, compounded daily. In connection with the subordinated notes, Encore Credit entered into two warrant agreements dated May 31, 2002 and November 26, 2002 with the noteholder pursuant to which the noteholder was granted two warrants to acquire the equivalent of 1.25 million total shares of Encore Credit’s common stock at $0.75 per share. Encore Credit paid the accrued interest under each of the subordinated notes to the noteholder monthly. Principal payment was due in full on May 31, 2005 for both subordinated notes. In April 2004, Encore Credit paid off all of the subordinated notes in full.

In connection with this offering, Mr. Holder exercised the two warrants to purchase an aggregate of 1,250,000 shares of Encore Credit common stock at an aggregate purchase price of $937,500.

Exercise of Warrants. On August 9, 2004, Mr. Holder exercised a warrant to purchase 1,616,323 shares of Encore Credit common stock for an aggregate exercise price of $2,000,000. This warrant was issued to Mr. Holder pursuant to a letter agreement with Encore Credit in which Mr. Holder agreed to exercise the warrant at the time Encore Credit declared a “short-term event” as described below in “—Residential Funding Corporation” in order to provide Encore Credit with a portion of the funds necessary for it to exercise its redemption rights with respect to equity securities previously issued by Encore Credit to RFC.

Residential Funding Corporation. In April 2004, Encore Credit and RFC executed a series of agreements which included a warehousing agreement, revolving subordinated debt agreement, loan sale commitment agreement, a shared execution mortgage loan purchase agreement whereby Encore Credit agreed to sell to RFC certain residential mortgage loans, a securities purchase agreement and a letter agreement which provided Encore Credit with the ability to declare a “short-term event.” The warehouse and revolving subordinated debt agreements were to mature in March 2007.

Pursuant to the securities purchase agreement, on April 6, 2004, RFC purchased 3,000,000 shares of Encore Credit’s Series C Redeemable Preferred Stock for $3,000,000 and Encore Credit issued RFC a warrant covering the purchase of up to an aggregate of 6,061,209 shares of Encore Credit’s common stock for an aggregate exercise price of $3,000,000. The fair value of the warrants, estimated at $12,221,000, was recorded as a discount to the RFC warehouse line and an increase in additional paid-in capital on the balance sheet. The fair value of the warrants was determined using the Black-Scholes model using the following assumptions on the date of the grant; expected life, 10 years; risk-free interest rate, 3.95%, volatility, 0%, dividend yield, 0%. In addition, on April 6, 2004, Encore Credit and RFC entered into a registration rights agreement and pursuant to the subordinated debt agreement, Encore Credit borrowed $2,000,000 from RFC.

Under the short-term event letter agreement, if Encore Credit declared a “short-term event,” it would be obligated to redeem all of its equity securities issued to RFC in return for a payment in an amount equal to the liquidation preference of the preferred stock, the issuance to RFC of a replacement warrant to purchase shares of Encore Credit’s common stock (the number of shares subject to which would represent at least 3% of Encore Credit’s common stock outstanding) and a contingent redemption payment of at least $10,000,000.

RFC also entered into an agreement with Encore Credit and our Chairman of the Board and Co-Chief Executive Officer, Mr. Holder, who also owns 45.3% of Encore Credit’s shares, under which Mr. Holder guaranteed all of Encore Credit’s obligations under the warehouse agreement. Encore Credit granted Mr. Holder a warrant exercisable only if Encore Credit declared a short-term event under the short-term event letter agreement. Upon declaration of a short-term event, Mr. Holder was required to exercise the warrant to the extent of an aggregate exercise price equal to at least 50% of the cash payable by Encore Credit to RFC under the short-term letter agreement. The number of shares subject to the warrant was not fixed, but a function of the number of shares covered by the replacement warrant received by RFC under the terms of the short-term letter agreement.

On May 29, 2004, Encore Credit transferred $25.5 million in loans to RFC under the shared execution agreement and recognized a residual interest equal to the present value of future cash flows derived from the excess coupon rate on the loans over the required index rate established by RFC. Encore Credit recognized this transaction as a whole-loan sale on a service released basis in accordance with SFAS No. 140, as Encore Credit did not retain control other than a beneficial interest. Encore Credit recorded a residual interest value of $772,000 at the date of sale. RFC advanced Encore Credit $645,000, which was secured by the residual interest.

On June 22, 2004, Encore Credit repaid $2,000,000 outstanding under the subordinated debt agreement. On June 24, 2004, Encore Credit declared a short-term event. On August 6, 2004, Encore Credit and RFC agreed to terminate all agreements.

The termination agreement provided for the following:

•	Encore Credit agreed to pay RFC $7,500,000 in full satisfaction of Encore Credit’s obligations under the short-term event letter agreement and the agreement was terminated. The amount of the payment made by Encore Credit was separately negotiated as part of the termination agreement. Encore Credit was not required to make the contingent redemption payment nor issue a replacement warrant as contemplated by the short-term event letter agreement.

•	RFC agreed to continue to fund advances under the warehouse agreement until September 3, 2004. The maturity date of the warehouse agreement was accelerated to November 5, 2004. Encore Credit agreed to immediately repay $592,000 of principal and interest due under the term loan provisions of the warehouse agreement. On November 15, 2004, all remaining amounts due under the warehouse agreement were repaid to RFC.

•	The subordinated debt agreement was terminated.

•	Mr. Holder was released from his guarantee to RFC of Encore Credit’s obligations under the warehouse agreement. On August 9, 2004, Mr. Holder exercised a warrant to purchase 1,616,323 shares of Encore Credit common stock for an aggregate price of $2,000,000. This warrant grant resulted in a charge to earnings of approximately $2.9 million for the nine months ended September 30, 2004.

•	The loan sale commitment and shared execution agreements were terminated.

•	RFC returned to the Company and relinquished all rights associated with the Series C preferred stock and warrants, and the securities purchase agreement was terminated. Encore Credit agreed to pay $3,048,000 to RFC (representing the liquidation preference of $3,000,000 plus $48,000 in declared but unpaid dividends) to redeem the 3,000,000 shares of Series C preferred stock held by RFC.

On August 9, 2004, Encore Credit paid all amounts due to RFC pursuant to the termination agreement. In addition, RFC acquired Encore Credit’s residual interest in the whole-loan sale in settlement of advances secured by the residual interest. Encore Credit recorded a loss of $89,000 on the sale of the residual interest. At December 31, 2004, Encore Credit had no outstanding borrowings under the warehousing agreement. RFC does not currently own any of our equity securities, or any warrants to purchase any of our equity securities, and is no longer our affiliate.

BUSINESS

We were formed in April 2004 for the purpose of building and managing a portfolio of subprime residential mortgage loans. Encore Credit, our wholly-owned subsidiary, is a nationwide mortgage banking company that originates and purchases subprime residential mortgage loans, primarily on a wholesale basis. Encore Credit originates and purchases loans through a network of independent mortgage brokers and a limited number of mortgage lenders, and is currently developing a retail operation. Encore Credit does not purchase loans from mortgage lenders on a bulk basis.

Encore Credit, which began its lending operations in March 2002, originated approximately $4.6 billion of subprime residential mortgage loans in 2003, approximately $2.7 billion and $6.5 billion during the three months and nine months ended September 30, 2004, respectively. For the nine months ended September 30, 2004, Encore Credit’s loan originations were approximately 92.2% cash-out refinancings or purchase money loans and approximately 7.8% were rate/term, no cash-out refinancings. We characterize loans where the borrower receives cash in-hand in excess of two percent of the value of the loan or $2,500, whichever is less, as cash-out refinancings.

Our strategy is to use our equity capital, including a portion of the net proceeds from this offering, and funds borrowed under our warehouse and repurchase facilities to finance future mortgage loan originations. We anticipate that ECC Capital’s loan portfolio will consist mainly of subprime hybrid/adjustable-rate residential mortgage loans which will be primarily financed with the proceeds from the issuance of mortgage-backed securities through on-balance sheet securitization transactions that will generally be structured as financings for tax and financial accounting purposes. We intend to distribute all, or substantially all, of the earnings from ECC Capital’s loan portfolio to our stockholders. We expect to sell a portion of the mortgage loans that we originate and purchase to third parties along with the rights to service those loans, which we refer to as whole-loan sales. These whole-loan sales made by Encore Credit, one of our taxable REIT subsidiaries, will enable us to generate cash gain on sale income that we intend to retain in order to increase our equity capital, which will allow us to increase our borrowing capacity. Until we have fully developed ECC Capital’s loan portfolio, we will invest the net proceeds of this offering in mortgage-backed securities in order to comply with REIT requirements, primarily those issued by Fannie Mae and Freddie Mac. These securities are subject to many of the same risks associated with an investment in residential mortgage loans, such as interest rate risk, default, delinquency and prepayment of the underlying mortgage loans.

We underwrite each mortgage loan that we originate, and we underwrite each mortgage loan we purchase prior to the origination of that mortgage loan, in accordance with our internal underwriting guidelines. We base our underwriting decisions primarily on our assessment of the borrower’s willingness and ability to pay, as reflected in the borrower’s income, historical patterns of debt repayment, the amount of equity in the borrower’s property and other factors that may be used to offset certain areas of credit weakness. We have developed underwriting processes and criteria that we believe generate quality borrower data and appraisals, allowing us to make informed underwriting and risk-based pricing decisions and to approve and fund loans efficiently and profitably.

We expect to continue to use warehouse and repurchase facilities to provide short-term funding for our mortgage loan originations. If we anticipate selling an originated mortgage loan through a whole-loan sale, we will fund it through Encore Credit, our taxable REIT subsidiary. If we anticipate holding an originated mortgage loan in ECC Capital’s loan portfolio, we will generally fund it either through ECC Capital or fund it through Encore Credit and subsequently sell it to ECC Capital.

In order to provide long-term financing for the mortgage loans we intend to hold in ECC Capital’s loan portfolio, we expect to securitize substantially all of those loans through transactions that will generally be structured as financings for both tax and financial accounting purposes. In a securitization, we sell a pool of loans to a trust for a cash purchase price and a certificate evidencing our residual or ownership interest in the trust. The trust raises the cash portion of the purchase price by selling securities secured by, or representing an interest in, loans in the trust. We do not expect to generate a gain or loss on sale from these securitization activities, and, following these securitizations, the loans will remain classified on our consolidated balance sheet as assets with the securitization debt classified as a liability. We expect that we will generate earnings from the loans that we securitize and/or retain in ECC Capital’s loan portfolio primarily through:

•	net interest income, which is the difference between the:

•	interest income we receive from the mortgage loans; and

•	interest we pay to the holders of the mortgage-backed securities that we issue in securitizations;

•	net of:

•	losses due to defaults and delinquencies on the loans;

•	servicing fees and expenses we must pay; and

•	other ongoing securitization costs.

Our net interest income will vary based upon, among other things, the spread between the weighted average interest earned on the mortgage loans and the interest payable to the holders of the mortgage-backed securities, the performance of the underlying mortgages and the amount and timing of the borrowers’ prepayments of the underlying mortgages.

The performance of ECC Capital’s portfolio of subprime mortgage loans will be subject to the higher delinquency and default rates characteristic of subprime mortgage loans as compared to prime mortgage loans. Delinquencies interrupt the flow of projected interest income from the mortgage loans, and defaults can ultimately lead to a loss if the net realizable value of the real property securing the mortgage loan is insufficient to cover the principal and interest due on the loan.

Until we can retain enough of the mortgage loans we originate in order to meet certain REIT asset composition requirements, we may, in the short term, purchase mortgage-backed securities on a leveraged basis. While we have not established and do not expect to establish a limit on the amount of leverage we may incur, we generally expect to leverage our equity 10 to 14 times. Encore Credit’s leverage ratio at December 31, 2002, December 31, 2003 and September 30, 2004, was 45.9:1, 31.2:1 and 14.5:1, respectively.

Encore Credit has experience in selling loans through the whole-loan sales market. Before this offering and the merger, whole-loan sales were executed on a servicing-released basis, meaning that the loans were sold, together with the servicing rights, to the buyers of the loans.

Upon completion of this offering and the merger, we will continue to sell a portion of our loans on a servicing-released basis, primarily through our taxable REIT subsidiary, Encore Credit, so that we can capture any gain on the sale of these loans and thereby grow our equity capital base. We expect that these loans generally will be sold within 60 days of funding, and a third-party servicer will service these loans during the period between origination and the transfer of servicing to the buyer, which is generally within 90 days after the sale of the loans. Encore Credit will generate income primarily from:

•	the sale of loans at a premium to our weighted average origination costs (including overhead);

•	net interest income, which is the difference between the interest income generated by the mortgage loans and our interest expense on the financing of our lending activities through our warehouse and repurchase facilities during the time we hold the mortgages; and

•	origination fee income.

We may establish a loan servicing entity. We would develop this loan servicing entity to service the loans held in ECC Capital’s loan portfolio and those loans sold by Encore Credit to the extent servicing is retained. This vertical integration will enable us to eliminate some of the costs associated with outsourcing the loan servicing portion of our business, offset by the costs of servicing our own loans.

As a REIT, we generally will not be required to pay U.S. federal income tax on our net taxable income that we distribute to our stockholders. The taxable income generated by our taxable REIT subsidiaries will be subject to regular corporate income tax.

Change in Loan Sale and Portfolio Strategy

Prior to the completion of this offering and the merger, Encore Credit’s business model relied on its ability to originate mortgage loans and sell those loans in the whole-loan mortgage market. As a result of this strategy, cash gain on sale of loans is currently Encore Credit’s largest component of revenues. In order to qualify as a REIT, we plan to modify Encore Credit’s existing business model as described below.

We expect the interest income generated by ECC Capital’s portfolio, net of the interest we pay on our liabilities, to become the largest component of our revenues going forward. We believe this portfolio strategy will provide greater stability to our earnings stream than our existing whole-loan sales strategy, which is highly dependent on our loan origination and sale volume. Because Encore Credit has not previously held the loans it originated for an extended period of time and instead sold substantially all of the loans it originated, its historical results of operations are not likely to be indicative of our future results.

Through Encore Credit, one of our taxable REIT subsidiaries, we will continue to originate and fund loans for sale. This aspect of our business will be performed by Encore Credit in order for us to meet certain REIT requirement qualifications. We expect that our loans will be sourced, underwritten and processed by Encore Credit. ECC Capital may fund loans originated by Encore Credit which are transferred or assigned to ECC Capital immediately upon closing. This is referred to as table-funding. ECC Capital will pay Encore Credit a fee for the origination services provided by it for the loans acquired for ECC Capital’s loan portfolio. Encore Credit may also fund loans that ECC Capital will subsequently purchase from Encore Credit. To the extent that ECC Capital purchases loans from Encore Credit, ECC Capital will be required to purchase those loans at fair market value. Our officers and directors will not receive any additional compensation related to the fees received by Encore Credit for its origination services or the loans sold by Encore Credit to ECC Capital. Encore Credit will be subject to corporate income tax on any taxable gain recognized by it on the sale of loans to us and on its other taxable income. In order to qualify as a REIT, not more than 20% of the value of our total assets may be represented by securities of all of our taxable REIT subsidiaries. Accordingly, in order to qualify as a REIT, our ability to conduct operations through taxable REIT subsidiaries, including Encore Credit, may be limited.

Federal income tax law requires that a REIT distribute to its stockholders annually at least 90% of its net taxable income, excluding net capital gains and excluding the retained earnings of any taxable REIT subsidiary it owns, but including dividends that are paid by the taxable REIT subsidiary to the REIT. In connection with these requirements, we intend to make regular quarterly distributions of all, or substantially all, of our net taxable income to our stockholders. We anticipate that Encore Credit will retain any income it generates net of any tax liability it incurs on that income, subject to our compliance with the asset tests applicable to our ownership of the securities of our taxable REIT subsidiaries. Any distributions we make in the future will be at the discretion of our board of directors and will depend upon, among other things, our actual results of operations. However, our board of directors intends to authorize distributions consistent with our intention to maintain our qualification as a REIT.

The activities of our taxable REIT subsidiaries, including Encore Credit, will be subject to limitations. For example, a taxable REIT subsidiary is not able to directly or indirectly operate or manage a lodging facility or healthcare facility, or provide to any person (under a franchise, license or otherwise) rights to any brand name under which any lodging facility or healthcare facility is operated. In addition, in order to meet the asset tests applicable to REITs, not more than 20% of our total assets may be represented by the securities of one or more taxable REIT subsidiaries. In order to comply with these requirements, we intend to monitor the activities of our taxable subsidiaries and the value of their securities we own. See “Federal Income Tax Considerations—Ownership of Interests in Taxable REIT Subsidiaries” and “—Asset Tests”.

Our Business Strategy

Our goal is to maximize stockholder value by building and managing a portfolio of subprime residential mortgage loans that produces stable net interest income through implementation of the following strategies:

Build a quality portfolio of subprime residential mortgage loans. Upon completion of this offering, we plan to leverage our equity 10 to 14 times to increase the size of ECC Capital’s loan portfolio while at the same time managing our financing costs and the increased risk of losses associated with a leveraged portfolio of subprime residential mortgage loans, which we believe will increase our risk adjusted returns. While we have not established and do not expect to establish a limit on the amount of leverage we may incur, we generally expect to leverage our equity 10 to 14 times. Encore Credit’s leverage ratio at December 31, 2002, December 31, 2003 and September 30, 2004, was 45.9:1, 31.2:1 and 14.5:1, respectively.

Grow our wholesale loan origination operations. We will continue to hire experienced account executives and improve our marketing efforts in order to increase market penetration in our existing markets and strategically expand into new geographic areas. We believe we offer account executives greater opportunity to develop and expand their relationships and increase their loan origination volumes as we continue to penetrate our existing markets and expand into new geographic areas.

Actively manage our mortgage loan portfolio. We will seek to actively manage the interest rate and credit risks related to holding a portfolio of subprime residential mortgage loans hedging instruments in an attempt to reduce the interest rate exposure that results from financing hybrid/adjustable-rate or fixed-rate assets with floating-rate liabilities. We will also actively monitor our portfolio to manage our credit exposure through prompt management of delinquencies.

Maintain a flexible structure and business strategy. Our structure and business strategy provide us with the flexibility to both securitize a portion of our loan originations for our portfolio and sell the balance for cash. We believe this allows us to provide a broader product offering, target certain products for whole-loan sales to institutional investors, better manage credit and interest rate risk in our portfolio, better manage our cash flows and be more proactive in dealing with the secondary market and capital markets environments, thus enhancing the return on our stockholders’ equity.

Expand our retail loan origination operation. Members of our management team have extensive experience in building and growing a retail mortgage operation. Encore Credit is currently developing a retail operation and began originating subprime residential mortgage loans on a retail basis during the third quarter of 2004. During the first quarter of 2005, we intend to transition Encore Credit’s retail operation to Bravo Credit, one of our taxable REIT subsidiaries, which will be responsible for our retail operations.

Invest in technology to support consistent credit decisions and operating efficiencies. We intend to continue to invest in technology to support consistent credit decisions and operating efficiencies, and to increase customer satisfaction by providing quick loan decisions.

Strengthen our balance sheet. We will seek to strengthen our cash position and increase borrowing capacity under our warehouse and repurchase facilities in an effort to expand operations and provide the ability to respond to disruptions in the market or other adverse conditions and to meet our distribution and other REIT qualification requirements. The net proceeds from this offering will strengthen our balance sheet by increasing our equity, which we believe will allow us to increase the borrowing capacity under our warehouse and repurchase facilities. The increase in our liquidity and capital resources resulting from a stronger balance sheet will allow us to hold loans for a longer period in the event that the whole-loan market for our loans weakens or becomes unstable due to temporary market disruption.

Our Competitive Advantages

We believe that we have the following competitive advantages that will allow us to differentiate ourselves from other residential mortgage lenders and mortgage REITs:

Experienced management team. Members of our executive management team have an average of 20 years of experience in the consumer finance industry. We have hired a management team with extensive experience in all aspects of originating subprime residential mortgage loans, on both a wholesale and retail basis, and investing in and managing portfolios of subprime residential mortgage loans and mortgage-backed securities. Prior to forming Encore Credit, our Chairman of the Board and Co-Chief Executive Officer, Steven G. Holder, co-founded New Century Mortgage Corporation and oversaw its wholesale and retail mortgage banking activities from inception in 1995 through December 2000. In addition, our President and Co-Chief Executive Officer, Shabi S. Asghar, was senior vice president and head of wholesale lending from January 1997 to July 1998 and president of the wholesale mortgage division of New Century Mortgage Corporation from July 1998 to February 2002, over which time loan production grew from approximately $45 million per month to approximately $700 million per month.

Integrated sales and operating structure. We have created an origination process in which our operations and sales personnel work in a team-based structure that allows us to provide strong customer service and maximize loan volumes. This structured system provides each team with significant operating leverage. Our team approach allows us to have multiple points of contact with our customers, which enables us to build customer loyalty to our whole organization.

Low cost portfolio growth strategy. Unlike mortgage REITs without origination capabilities, we believe our ability to originate loans through and purchase loans originated by our taxable REIT subsidiaries will allow us to accumulate mortgage loans at a lower cost and with greater reliability than would be available through the secondary market.

Disciplined and efficient underwriting guidelines and supporting processes. Our use of disciplined and efficient underwriting guidelines and supporting processes have enabled us to maintain credit decision consistency and increase underwriting efficiency, which we believe help us offer competitively priced products.

Quality customer service. Our highly trained account executives work closely with our brokers, mortgage lenders, customer-focused account managers and underwriters to provide quick loan decisions and quality service. We believe our focus on service, quality and efficiency will result in increased loan originations through repeat business.

Our Industry

According to the Federal Reserve, the residential mortgage loan market is the largest consumer finance market in the United States. However, according to the MBAA single-family residential mortgage market originations totaled $3.8 trillion in 2003 and are projected to total $2.8 trillion in 2004. The residential mortgage market can generally be separated into prime and subprime mortgage loan markets. The mortgage industry often refers to mortgage loans that are eligible for sale to government sponsored entities, such as Fannie Mae and Freddie Mac, under both size and credit characteristics, as conforming or prime loans, while those mortgage loans that do not satisfy the credit, documentation or other underwriting standards prescribed by those government sponsored entities are often referred to as subprime loans.

According to Inside B&C Lending, subprime residential mortgage loan originations totaled $387.6 billion for the nine months ended September 30, 2004 and $332.0 billion for the year ended December 31, 2003, approximately 19% and 9%, respectively, of the overall residential mortgage market. According to Inside B&C Lending, the subprime residential mortgage market has grown from $65.0 billion in 1995 to $332.0 billion in 2003, approximately a 23% compounded annual growth rate. In addition to rapid growth, the subprime residential mortgage market has historically focused on home purchases and cash-out refinancings, rather than interest rate driven rate/term refinancings, which we believe has caused this market segment to be less interest rate sensitive, and therefore origination volumes are less volatile than the prime mortgage market. For example, according to Inside B&C Lending, prime mortgage market origination volumes declined approximately 52% from the third quarter of 2003 to the third quarter of 2004, one of the first periods for increases in long-term single-family mortgage rates in over four years. During the same period, according to B&C Lending, subprime residential mortgage market origination volume increased over 42%. For the nine months ended September 30, 2004, Encore Credit’s loan originations were approximately 92.2% cash-out refinancings or purchase money loans and approximately 7.8% were rate or term, no cash-out refinancings. Although there is no standard definition, we characterize loans where the borrower receives cash in hand in excess of two percent of the value of the loan or $2,500, whichever is less, as cash-out refinancings.

Our Loan Products

We offer a variety of both hybrid/adjustable-rate and fixed-rate loan products that are secured by a first or subordinate mortgage on a borrower’s residence. Encore Credit’s principal loan products are hybrid/adjustable-rate subprime residential mortgage loans with a fixed principal amount and term to maturity. Encore Credit primarily originates subprime residential mortgage loans through its wholesale broker network solicited by its account executives throughout the United States.

Product Types

We typically offer the following product types in order to make available a diverse set of mortgage options to our borrowers:

Product	Term	Rate(1) (2)
Hybrid/Adjustable-Rate Mortgages
6 month	30 years	Adjustable-rate after first 6 months
1/29	30 years	Adjustable-rate after first 12 months
2/28	30 years	Adjustable-rate after first 24 months
3/27	30 years	Adjustable-rate after first 36 months
5/25	30 years	Adjustable-rate after first 60 months

Interest Only-Hybrid/Adjustable-Rate Mortgages
2/28	30 years	Interest only for first 24 months; Adjustable-rate after first 24 months
3/27	30 years	Interest only for first 36 months; Adjustable-rate after first 36 months

Fixed-Rate Mortgages
10 Year	10 years	Fixed
15 Year	15 years	Fixed
20 Year	20 years	Fixed
25 Year	25 years	Fixed
30 Year(3)	30 years	Fixed

(1)	For our hybrid/adjustable-rate mortgage loans, the rate is calculated every six months after the initial rate adjustment period.
(2)	Certain prepayment penalties apply within the first three years subject to state imposed limitations. We typically offer rate options that do not include prepayment penalties on all loan products.
(3)	We also offer fixed-rate mortgage loans with interest-only payments for the first 60 months.

The following table sets forth our loan production by product type during the periods shown:

	Nine Months Ended September 30, 2004	Year Ended December 31,
Product Type		2003	2002
	(in thousands)
2/28 Hybrid/Adjustable-Rate Mortgage	$3,926,960	$2,810,558	$896,565
2/28 Interest Only-Hybrid/Adjustable-Rate Mortgage	554,156	—	—
3/27 Hybrid/Adjustable-Rate Mortgage	162,831	226,111	155,130
3/27 Interest Only-Hybrid/Adjustable-Rate Mortgage	40,716	—	—
15 Year Fixed	70,920	92,436	28,054
20 Year Fixed	127,773	41,005	4,800
30 Year Fixed	1,347,018	1,411,618	399,462
Other(1)	314,000	2,892	1,101

Total Loan Production	$6,544,374	$4,584,620	$1,485,112

(1)	Includes our 10, 25 and 30 year interest only fixed-rate products, as well as our recently initiated six month, one year and five year hybrid/adjustable-rate mortgage loan products.

Loan Programs and Risk Categories. Encore Credit has established loan programs and risk categories, which identify the types of loans that it originates. A majority of Encore Credit’s loan originations are underwritten using the “Credit Score Advantage” program. This program makes loans available to a broad group of borrowers who fit a more traditional subprime profile. However, there are borrowers who request LTV ratios higher than those stated for this program, larger loan amounts or more unique financing options. Rather than attempt to incorporate all of these specialized requests into one loan program, Encore Credit has established separate loan programs to accommodate borrowers who would otherwise require individual exceptions to a single, broader loan program. Encore Credit established these programs to allow its underwriting personnel to process loan applications from borrowers who fit a particular program’s criteria quickly and efficiently. Upon completion of this offering and the merger, we intend to continue employing these criteria in our practices.

The criteria for each of these programs are guidelines only. All of our loan programs have tiered exception levels whereby approval of an exception is escalated to a higher loan approval authority. Although we generally do not make adjustments to the credit category of any applicant, we may determine on a case-by-case basis that an applicant warrants a LTV ratio exception, a loan amount exception, a debt-to-income exception or another exception. We may allow such an exception if the application reflects certain compensating factors, such as a lower than the maximum LTV ratio for the specific loan program, a maximum of one 30-day late payment on all mortgage loans during the last 12 months, job and income stability or a meaningful amount of liquid assets. We may also grant an exception if the applicant provides a downpayment of at least 20% of the purchase price of the underlying property or if the new mortgage loan significantly reduces the applicant’s aggregate monthly debt service payments. We expect that a substantial number of the mortgage loans we originate will represent such underwriting exceptions. For the nine months ended September 30, 2004 and the year ended December 31, 2003, approximately 22% and 25%, respectively, of the loans Encore Credit originated represented significant underwriting exceptions.

Determining a Borrower’s Credit Categories

There are various credit categories within each loan program. Because we deal with wholesale brokers, the program for which a borrower is attempting to qualify is generally identified by the broker. To determine if a borrower qualifies for a credit category within that specific program, Encore Credit considers a borrower’s mortgage history, bankruptcy and foreclosure history, debt-to-income ratios and the depth of the borrower’s credit background as the primary factors in determining the borrower’s credit category. Once a borrower has been assigned a credit category within a loan program, Encore Credit uses the borrower’s FICO score as the primary factor in determining the borrower’s rate, the maximum LTV ratio allowable for that borrower and maximum loan amount available to that borrower.

Credit Score Advantage Program

This program offers loans to individuals with a wide range of credit backgrounds and offers our widest range of underwriting criteria. The Credit Score Advantage program has five credit categories: AA, A+, B, C and C-. Borrowers with a higher credit category typically qualify for higher allowable LTV ratios and higher loan amounts relative to other borrowers within this program. However, since FICO scores within each credit category can range from 500 to 850, loans with different characteristics are available to borrowers within a particular credit category based on a borrower’s FICO score. Within a particular credit category, the borrower’s FICO score is used to determine the applicable interest rate, maximum allowable LTV ratio and maximum available loan amount. Generally, a borrower with a higher FICO score can obtain a loan with a lower rate, higher allowable LTV ratio and higher loan amount than a borrower within the same credit category but with a lower FICO score. For the nine months ended September 30, 2004 and the year ended December 31, 2003, approximately 85.0% and 98.4%, respectively, of our total loan originations were under this program.

Interest Only Advantage Program

This program offers borrowers the opportunity to obtain a loan that allows them to make an interest only payment for the first two, three or five years of the loan. At the end of the interest only term, the borrower’s loan balance is fully amortized for the remaining term of the loan. The initial interest only period provides borrowers with lower payments for a period of time allowing them to use a greater portion of their cash flow to pay off other debt, to qualify for larger loan amounts or for other uses. Because there is a slightly higher risk associated with the absence of principal reduction for the initial interest only period, the minimum credit score required for this program is higher than for the Credit Score Advantage program and the rate the borrower is charged is slightly higher. This program is only available to our three highest credit categories, AA, A+ and B. This program was initiated in the second quarter of 2004. For the nine months ended September 30, 2004 (during which time this program was in existence for 182 days), approximately 9.7% of Encore Credit’s total loan originations were made under this program.

Second Mortgage Advantage Program

This program offers subordinate mortgage loans that are generally funded concurrently and in conjunction with a first mortgage loan originated by Encore Credit. This program allows borrowers to obtain a lower rate on a first mortgage loan while obtaining additional funds for either a purchase or a refinancing, which can be paid off without affecting the first mortgage loan, subject to any applicable prepayment limitations. Loans funded under this program normally provide higher maximum combined LTV, or CLTV, ratios. Because of the risk associated with loans with higher LTV ratios in subordinate position, these loans generally have higher interest rates, limitations on loan amounts, lower maximum debt-to-income ratios, higher minimum credit scores and restrictions on property types. This program was initiated in the second quarter of 2004. For the nine months ended September 30, 2004 (during which time this program was in existence for 170 days), less than 1.0% of our total loan originations were made under this program.

Specialty Advantage Program

For those borrowers seeking our highest allowable LTV ratios, Encore Credit offers a specialty program that offers loans with a maximum LTV ratio of up to 100% based on either full income documentation or stated income. These programs offer either first or subordinate mortgages to borrowers in either of our two highest credit categories, AA or A+. Because of the additional risk associated with loans with LTV ratios at the high end of what we offer, there are additional limitations that are not placed on similar grades in other programs. These additional restrictions reduce the risk associated with originating loans to borrowers with these higher LTV ratios. This program was initiated in the fourth quarter of 2003. For the nine months ended September 30, 2004, approximately 4.1% of our total loan originations were made under this program.

Jumbo Advantage Program

This program offers loan amounts higher than those traditionally found in the subprime residential mortgage market. These loans are generally in excess of $500,000 and are made available to borrowers in our two highest credit categories, AA or A+. Similar to our Specialty Advantage program, there are additional restrictions and requirements on this program. These additional restrictions and requirements are used to offset the additional risk associated with these loans. This program was initiated in 2002. For the nine months ended September 30, 2004, less than 1.0% of our total loan originations were made under this program.

The following table sets forth our loan production by program type:

	Nine Months Ended September 30, 2004	Year Ended December 31,
Program Type		2003	2002
	(in thousands)
Credit Score Advantage	$5,564,883	$4,509,748	$1,483,763
Interest Only Advantage(1)	633,524	N/A	N/A
Second Mortgage Advantage(2)	46,924	N/A	N/A
Specialty Advantage	266,285	57,066	N/A
Jumbo Advantage	15,340	17,607	1,349
Other(3)	17,418	199	N/A

Total Loan Production	$6,544,374	$4,584,620	$1,485,112

(1)	This program was in existence for 192 days during the nine months ended September 30, 2004.
(2)	This program was in existence for 170 days during the nine months ended September 30, 2004.
(3)	Includes programs that allow loans to borrowers secured by manufactured housing (so long as it is secured by permanent foundation and classified as real property) and loans to borrowers with a minimum credit score of 475.

Loan Production

Encore Credit originates loans through a network of independent mortgage brokers, and to a lesser extent purchases loans through a network of independent mortgage lenders. We have a working relationship with approximately 7,000 approved brokers and mortgage lenders. These relationships are initiated and maintained by our account executives who are generally able to provide ongoing, on-site customer service to ensure that loans are processed and funded as efficiently as possible. We originated loans through approximately 3,000 of these brokers during the first nine months of 2004, with 50 of our highest producing brokers generating approximately 32% of our total loan production.

As of September 30, 2004, Encore Credit operated through five regional processing centers located in Irvine, California, Woodland Hills, California, Walnut Creek, California, Downers Grove, Illinois and Glen Allen, Virginia. As of September 30, 2004, Encore Credit employed 226 account executives.

Encore Credit is currently developing a retail operation and began originating retail mortgage loans during the third quarter of 2004. During the first quarter of 2005, we intend to transition Encore Credit’s retail operation to Bravo Credit.

The following table sets forth Encore Credit’s loan production during the periods shown:

	Nine Months Ended September 30, 2004	Year Ended December 31,
		2003	2002
Principal balance (in millions)	$6,544	$4,585	$1,485
Average principal balance per loan	197,464	184,692	196,002
Weighted average LTV ratio	78.37%	79.29%	78.56%
Weighted average CLTV ratio	81.17%	79.67%	78.98%
Percentage of first mortgage loans(1)	98.47%	99.94%	99.86%
Percentage of original purchase loans(2)	19.20%	11.40%	9.61%
Weighted average interest rate	7.11%	7.37%	7.95%
Fixed-rate	7.00%	7.02%	7.50%
Hybrid/Adjustable-Rate Mortgages-initial rate	7.15%	7.55%	8.14%
Hybrid/Adjustable-Rate Mortgages-Margin(3)	6.03%	5.78%	6.44%
Weighted average FICO score	617	608	597

(1)	First mortgage loans refer to those loans that are secured by a first lien position on the property being used to secure the loan.
(2)	Original purchase loans are those loans where the funds are being used for the purchase of the property being used to secure the loan.
(3)	The percentage which, when added to a market index, such as LIBOR, determines the rate on a hybrid/adjustable-rate mortgage loan.

Loan Production by Geographic Distribution

For the nine months ended September 30, 2004 and the years ended December 31, 2003 and 2002 Encore Credit originated approximately 58.64%, 60.11% and 78.00%, respectively, of its loans in California. During that same period, approximately 72.47%, 76.79% and 88.93%, respectively, of Encore Credit’s loans were originated in Illinois, Florida and California.

The following table shows Encore Credit’s loan originations by state for the periods shown:

	Percentage of Total Loan Originations for the Nine Months Ended September 30, 2004	Nine Months Ended September 30, 2004	Year Ended December 31,
State in which Mortgage Loans were Funded			2003	2002
	(in thousands, except percentages)
California	58.64%	$3,837,690	$2,755,967	$1,158,368
Illinois	9.13	597,543	488,472	103,771
Florida	4.70	308,260	276,561	58,546
New York	4.61	302,292	72,954	—
Nevada	2.48	162,496	71,195	4,578
Maryland	1.91	125,618	73,976	10,685
Virginia	1.70	111,324	50,716	4,533
Michigan	1.62	106,567	89,096	16,710
Georgia	1.47	96,497	26,055	7,800
Connecticut	1.18	77,546	40,612	1,130
Ohio	1.03	67,666	70,875	152
New Jersey	1.03	67,555	827	—
Other states*	10.50	683,320	567,314	118,839

Total	100.00%	$6,544,374	$4,584,620	$1,485,112

*	Each state included in “Other states” individually accounted for less than one percent of our total loan originations for the nine months ended September 30, 2004.

Loan Production by Borrower’s Risk Classification

The following table sets forth information about Encore Credit’s loan production by borrower risk classification during the periods shown:

	Nine Months Ended September 30, 2004	% of total originations	Year Ended December 31,
			2003	% of total originations	2002	% of total originations
Total Originations (in thousands)	$6,544,374	100.00%	$4,584,620	100.00%	$1,485,112	100.00%
AA Credit Category Loans*
Loan originations (in thousands)	$5,730,346	87.56%	$3,413,217	74.45%	$917,109	61.75%
Weighted average interest rate:
FRMs, or fixed-rate mortgages		6.96%	6.92%		7.36%
Hybrid/Adjustable-Rate Mortgages, or Hybrid/Adjustable-Rate Mortgages		6.96%	7.28%		7.83%
Margin		5.89%	5.48%		6.18%
Weighted average FICO scores	626		623		622
A+ Credit Category Loans*
Loan originations (in thousands)	$11,398	0.18%	$567,127	12.37%	$296,846	19.99%
Weighted average interest rate:
FRMs		7.83%	7.43%		7.75%
Hybrid/Adjustable-Rate Mortgages		7.50%	7.75%		8.18%
Margin		6.01%	6.19%		6.51%
Weighted average FICO scores	579		572		566
B+ and B Credit Category Loans
Loan origination (in thousands)	$422,188	6.45%	$370,762	8.09%	$181,753	12.24%
Weighted average interest rate:
FRMs		7.47%	7.70%		8.34%
Hybrid/Adjustable-Rate Mortgages		7.84%	8.10%		8.49%
Margin		6.67%	6.45%		6.85%
Weighted average FICO scores	566		565		551
C Credit Category Loans
Loan originations (in thousands)	$289,996	4.43%	$173,948	3.79%	$62,827	4.23%
Weighted average interest rate:
FRMs		7.89%	8.12%		8.78%
Hybrid/Adjustable-Rate Mortgages		8.22%	8.61%		9.23%
Margin		6.94%	6.89%		7.23%
Weighted average FICO scores	553		551		541
C- Credit Category Loans Loan originations (in thousands)	$90,446	1.38%	$59,566	1.30%	$26,577	1.79%
Weighted average interest rate:
FRMs		8.95%	9.58%		9.15%
Hybrid/Adjustable-Rate Mortgages		9.97%	9.82%		10.05%
Margin		6.97%	7.01%		7.29%
Weighted average FICO scores	539		541		547

*	The characteristics of the borrowers within the grades assigned by Encore Credit may differ from those of other lenders. The AA and A+ grades, although referring to higher quality borrowers within Encore Credit’s grading methodology, would generally still be considered subprime and carry greater default and delinquency risk than prime loans.

Loan Production by Borrowers’ Credit-Score

The following table sets forth information about Encore Credit’s loan production based upon borrowers’ FICO scores obtained from one or more of the three principal credit bureaus:

			Year Ended December 31,
	Nine Months Ended September 30, 2004		2003		2002
Weighted Average FICO Score	617		608		597
			(in thousands, except percentages)
> 800	$5,164	* %	$3,375	* %	$637	* %
781 to 800	29,139	*	19,824	*	4,413	*
751 to 780	114,906	1.75	64,295	1.40	16,046	1.08
721 to 750	214,151	3.27	119,699	2.61	24,982	1.68
701 to 720	252,066	3.85	122,541	2.67	30,643	2.06
681 to 700	368,889	5.63	183,872	4.01	53,566	3.61
651 to 680	928,785	14.19	532,754	11.62	145,069	9.77
621 to 650	1,219,622	18.63	814,867	17.77	217,549	14.65
601 to 620	807,689	12.34	585,701	12.78	184,934	12.45
581 to 600	690,056	10.54	517,936	11.30	175,542	11.82
551 to 580	875,285	13.37	736,281	16.06	251,406	16.93
521 to 550	688,605	10.52	610,237	13.31	248,653	16.74
501 to 520	311,087	4.75	260,974	5.69	126,570	8.52
475 to 500	38,930	*	12,264	*	5,102	*

Total loan originations	$6,544,374	100.00%	$4,584,620	100.00%	$1,485,112	100.00%

*	Less than 1.0%

Loan Production by LTV Ratio

LTV ratio is an important factor for many loan originators and loan investors to measure risk within a loan. An LTV ratio is calculated by using the loan principal balance as the numerator and the lower of the home’s sales price or appraised value as the denominator. A loan is said to have an 80% LTV ratio if, for example, the home was purchased for $100,000 and the loan amount is $80,000. This assumes the appraised value of the home is at least $100,000.

During the nine months ended September 30, 2004 and the years ended December 31, 2003 and 2002, our mortgage loan origination volume, as measured by principal balance, contained loans within the following LTV ranges:

			Years Ended December 31,
	Nine Months Ended September 30, 2004		2003		2002
LTV	Amount	Percentage of Loan Origination Volume	Amount	Percentage of Loan Origination Volume	Amount	Percentage of Loan Origination Volume
	(in thousands, except percentages)
50% or less	$192,270	2.94%	$144,172	3.14%	$39,206	2.64%
50.01% to 60%	328,142	5.01	216,999	4.74	72,478	4.88
60.01% to 70%	864,813	13.20	603,773	13.17	192,416	12.96
70.01% to 75%	651,409	9.95	517,856	11.30	192,941	12.99
75.01% to 80%	1,523,379	23.29	920,571	20.07	330,244	22.23
80.01% to 85%	960,569	14.68	767,340	16.74	283,964	19.12
85.01% to 90%	1,269,082	19.39	1,107,543	24.16	337,850	22.75
90.01% to 95%	491,706	7.51	130,081	2.84	29,682	2.00
95.01% or more	263,004	4.03	176,285	3.85	6,331	0.43

Total mortgage loans	$6,544,374	100.00%	$4,584,620	100.00%	$1,485,112	100.00%

The broker’s role is to identify the applicant, assist in completing the loan application, gather necessary information and documents, submit the application requesting the interest rate and term of the loan, and serve as a liaison with the borrower through the lending process. Encore Credit reviews and underwrites the applications submitted by the broker in accordance with its internal underwriting guidelines and then approves or denies the application. If the loan is approved, Encore Credit approves the requested interest rate and terms or makes a counteroffer. Encore Credit funds the loan upon acceptance by the borrower and satisfaction of all conditions imposed. Because brokers conduct their own marketing, employ their own personnel to complete loan applications and maintain contact with borrowers, originating loans through our wholesale network allows Encore Credit to increase its loan volume without incurring the higher marketing and personnel costs associated with retail originations.

Because mortgage brokers generally submit loan files to several prospective lenders simultaneously, consistent underwriting, competitive programs, price, quick response times and personal service are critical to producing loans successfully through independent mortgage brokers. To meet these requirements, we strive to provide a quick response to the loan application (generally within 24 hours). In addition, the loans are processed and underwritten in our regional offices, and account executives, account managers and operations managers are available to answer questions, assist in the loan application process and facilitate the ultimate funding of the loan.

Encore Credit also purchases funded loans on an individual or “flow” basis from mortgage lenders. Encore Credit does not purchase loans from mortgage lenders on a bulk basis. Each mortgage loan purchased by Encore Credit is underwritten by Encore Credit to the same standards and by the same process as if it were originating the loan itself, prior to that loan being originated by the seller. Prior to purchasing a loan, Encore Credit reviews an application for approval from each mortgage lender that seeks to sell it a funded loan. Encore Credit also reviews each mortgage lender’s financial condition and licenses. We will continue to require each mortgage lender to enter into a purchase and sale agreement with customary representations and warranties regarding the loans the mortgage lender will sell to us.

Quality Control. Encore Credit’s quality control program is intended to monitor loan production with the overall goal of improving the quality of loan production generated by Encore Credit’s retail loan operation and independent mortgage broker channel. Through systematically monitoring loan production, the quality control department can identify and communicate to management existing or potential underwriting and loan packaging problems or other areas of concern. The quality control file review ensures compliance with Encore Credit’s underwriting guidelines and federal and state regulations. This is accomplished by focusing on:

•	the accuracy of all credit and legal information;

•	a collateral analysis, which may include a desk or field re-appraisal of the property and review of the original appraisal;

•	employment and/or income verification; and

•	legal document review to ensure that the necessary documents are in place.

Underwriting

We underwrite each mortgage loan that we originate in accordance with our internal underwriting guidelines. We have developed internal underwriting processes and criteria that we believe generate quality loans and give us the ability to approve and fund loans quickly. Our internal underwriting guidelines are designed to help us evaluate a borrower’s credit history, capacity, willingness and ability to repay the loan, and the value and adequacy of the collateral. We review the borrower’s credit history from Experian Information Solutions, Inc., Trans Union Corp. and Equifax, Inc. In addition, we review credit scores derived from the borrower’s credit history by one or more nationally recognized credit scoring models.

Our Underwriting Guidelines. Our internal underwriting guidelines are established by our credit committee. Our credit committee meets regularly with our production and operations managers to review proposed changes to underwriting guidelines. If an individual loan application does not meet our formal written underwriting guidelines, but the underwriter is confident both that the borrower has the ability and willingness to pay and that the property provides adequate collateral for the borrower’s obligations, our underwriters can make underwriting exceptions up to certain limits within our formal exception policies and approval authorities. All of our loan programs have tiered exception levels whereby approval of certain exceptions, such as LTV ratio exceptions, loan amount exceptions, and debt-to-income exceptions, are escalated to higher loan approval authority levels.

Our Underwriting Personnel. All of our loans are underwritten by our on-site underwriting personnel. We do not delegate underwriting authority to any broker or third party. We adhere to strict internal standards with respect to who has the authority to approve a loan. In the event that an underwriting exception is required for approval, only specifically designated personnel, dictated by the exception required, are authorized to make such exceptions. We regularly train our operation managers, who supervise our underwriters, on emerging trends in production. We believe that these managers and underwriters are highly qualified and experienced and are familiar with our underwriting guidelines. We believe that our regionalized underwriting process provides us with the ability to fund loans faster than many of our competitors, and that the experience of our operations managers, our information systems and our rigorous quality control process ensure the continued quality of our loans.

Credit Categories. Under our internal underwriting guidelines, we have established several different credit categories within each loan program, and we assign a credit category to each applicant based on his/her credit history. These credit categories establish the maximum permitted LTV ratio, the maximum loan amount and the allowed use of loan proceeds given the borrower’s mortgage payment history, consumer credit history, liens/charge-offs/bankruptcy history, debt-to-income ratio, use of proceeds, documentation type and other factors.

Because the industry does not use standard credit categories, our definitions and credit categories of the loans we originate may differ from those used by our competitors. As a result, the credit categories and other data with respect to our loan production we provide in this prospectus may not be comparable to similar data of our competitors. Also, we may change our credit category system from year-to-year, based on our on-going evaluation of historical performance and market demand. Thus, data with respect to specific credit categories within our loan production may not be comparable on a historical basis.

In general, higher credit category mortgage loans are graded in categories that permit more (or more recent) major derogatory credit items, such as outstanding judgments or prior bankruptcies. Our underwriting guidelines for first mortgages contain categories and criteria for grading the potential likelihood that an applicant will satisfy the repayment obligations of a mortgage loan.

Our guidelines are primarily intended to (1) determine that the borrower has the ability to repay the mortgage loan in accordance with its terms and (2) determine that the related mortgaged property will provide sufficient value to recover the investment if the borrower defaults. Although we generally do not make adjustments to the credit category of any applicant, we may determine on a case-by-case basis that an applicant warrants a LTV ratio exception, a loan amount exception, a debt-to-income exception or another exception. We may allow such an exception if the application reflects certain factors such as a lower than the maximum allowable LTV ratio, a maximum of one 30-day late payment on all mortgage loans during the last 12 months, or a meaningful amount of liquid reserves. We may also grant an exception if the applicant places in escrow a down payment of at least 20% of the purchase price of the mortgaged property or if the new mortgage loan significantly reduces the applicant’s aggregate monthly payments. All of our loan programs have tiered exception levels whereby approval of exceptions is escalated to higher loan approval authority levels. We expect that a substantial number of the mortgage loans we originate will represent such underwriting exceptions.

Credit scores are obtained by Encore Credit in connection with mortgage loan applications to help assess a borrower’s creditworthiness. Credit scores are obtained from credit reports provided by Experian Information Solutions, Inc., Trans Union Corp. and Equifax, Inc., each of which may employ differing computer models and methodologies. The credit score is designed to assess a borrower’s credit history at a fixed point in time, using objective information currently on file for the borrower at a particular credit reporting organization. Information utilized to create a credit score may include, among other things, payment history, delinquencies on accounts, level of outstanding indebtedness, length of credit history, types of credit, and bankruptcy experience. Credit scores range from approximately 400 to 850, with higher scores generally indicating an individual with a more favorable credit history compared to an individual with a lower score. However, a credit score purports only to be a measurement of the relative degree of risk a borrower represents to a lender; that is, a borrower with a higher score is statistically expected to be less likely to default in payment than a borrower with a lower score. Moreover, credit scores were developed to indicate a level of default probability over the period of the next two years, which does not correspond to the life of a mortgage loan. Furthermore, credit scores were not developed specifically for use in connection with mortgage loans, but for consumer loans in general. Therefore, a credit score does not take into consideration the differences between mortgage loans and consumer loans generally or the specific characteristics of the related mortgage loan including, for example, the LTV or CLTV, the collateral for the mortgage loan, or the debt-to-income ratio. Our current core underwriting guidelines require a minimum credit score of 500, although a higher credit score is often required to qualify for the maximum LTV under each program. We also offer a specialty product with restricted guidelines with a minimum credit score of 475. There can be no assurance that the credit scores of the mortgagors will be accurate predictors of the likelihood of repayment of the related mortgage loans.

The underwriting of a mortgage loan to be originated or purchased by Encore Credit generally includes a review of the completed loan package, which includes the loan application, a current appraisal, a preliminary title report and a credit report. All loan applications and all closed loans offered to Encore Credit for purchase must be approved by Encore Credit in accordance with its underwriting criteria. Encore Credit regularly reviews its underwriting guidelines and makes changes when appropriate to respond to market conditions, the performance of loans representing a particular loan product and/or changes in laws or regulations.

Encore Credit requires satisfactory title insurance coverage on all residential properties securing mortgage loans it originates or purchases. The loan originator and its assignees are generally named as the insured. Title insurance policies indicate the lien position of the mortgage loan and protect Encore Credit against loss if the title or lien position is not as indicated. The applicant is also required to maintain hazard and, in certain instances, flood insurance in an amount that complies with applicable laws and is sufficient to cover the new loan and any senior mortgage, subject to the maximum amount available under the National Flood Insurance Program.

Verification of Borrower’s Income. Our mortgage programs include several levels of documentation used to verify the borrower’s income.

Full income documentation. Our highest level of income documentation generally requires a stable, two-year history of income. A wage-earner may document income by any of the following: a verification of employment or a current pay stub reflecting year to date income and the borrower’s most recent Wage and Tax Statement, or W-2; the borrower’s two most recent IRS Form 1040s and a year-to-date statement of profit-and-loss; or the borrower’s personal bank statements for the previous two years showing average monthly deposits sufficient to support the qualifying income. A self-employed borrower may document income with either the two most recent federal tax returns or bank statements for the previous two years. Loan originations made using full income documentation represented 51.09% of our total loan originations for the nine months ending September 30, 2004 and 52.36% and 50.39%, respectively, for the years ending December 31, 2003 and 2002.

Limited income documentation. This documentation level generally requires a twelve-month history of stable income, together with personal bank statements for the previous twelve months to support the borrower’s qualifying income. Loan originations made using limited income documentation represented 4.32% of our total loan originations for the nine months ending September 30, 2004 and 5.66% and 7.74%, respectively, for the years ending December 31, 2003 and 2002.

Stated income. The borrower’s income used to qualify for the loan is taken from the borrower’s signed application and compared to the borrower’s line of work or profession for reasonableness. Self-employed borrowers typically must provide satisfactory evidence of existence of the business and demonstrate a two-year history of employment in the same profession. A verification of employment and position is done for each stated income loan. Loan originations made using stated income documentation represented 44.57% of our total loan originations for the nine months ending September 30, 2004 and 41.98% and 41.86%, respectively, for the years ending December 31, 2003 and 2002.

Appraisal Review. An assessment of the adequacy of the real property as collateral for the loan is primarily based upon an appraisal of the property and a calculation of the LTV ratio of the loan applied for and the CLTV to the appraised value of the property at the time of origination. Appraisers determine a property’s value by reference to the sales prices of comparable properties recently sold, adjusted to reflect the condition of the property as determined through inspection. As a lender that generally specializes in loans made to credit impaired borrowers, Encore Credit has implemented an appraisal review process to support the value used to determine the LTV ratio. Encore Credit uses a variety of steps in its appraisal review process in order to attempt to ensure the accuracy of the value provided by the initial appraiser. This includes obtaining an independent automated property review on a majority of the loans that it originates. Encore Credit’s review process requires a written review on every appraisal report either by a qualified independent underwriter or by a staff appraiser. Encore Credit employs several methods to determine which appraisals are higher risk and attempts to direct those reviews to one of its staff appraisers. The criteria for identifying higher risk appraisal reports include those properties receiving lower scores from the automated property review, properties with larger loan amounts and those units and properties that fail a scoring template used by the internal underwriting staff. Encore Credit employs an appraisal review staff of approximately 66 people, which includes over 38 staff appraisers who review approximately 75% of all appraisals on funded loans. As part of their review process, the review department where available, verifies the subject property’s sales history, those of comparable properties as well as reviews additional comparable data. In some cases the value of the property used to determine the LTV ratio is reduced where it has been determined by Encore Credit’s staff appraisers that the original appraised value cannot be supported.

Loan Sales Process and Securitizations

Historically, Encore Credit primarily sold the loans it originated on a whole-loan basis. Upon completion of this offering and the merger, we intend to continue to sell a portion of the loans we originate and purchase on a whole-loan basis through Encore Credit. We intend to hold a majority of the hybrid/adjustable-rate loans that we originate on our balance sheet, financed primarily by issuing mortgage-backed securities secured by these loans and by our equity.

Whole-Loan Sales

To date, our loan sales process has been structured primarily around the sale by Encore Credit of whole-loans to large institutions for cash. In order to hedge a portion of the risk of declining market values of funded loans on Encore Credit’s balance sheet, from time to time Encore Credit enters into forward-sale commitments with whole-loan purchasers for a portion of its production. We anticipate that we will continue to sell a portion of the loans we originate in substantially the same manner. These contracts are arrangements that obligate us to sell a pre-specified quantity of loans in accordance with predetermined guidelines for cash and to deliver the loans on a monthly basis. This process helps us to mitigate interest rate risk by originating loans for which there is a liquid market. Under the terms of our loan sale agreements, we make representations and warranties about our loans and origination practices to the purchaser. We may be required to repurchase loans in the event that these representations are breached and have a material effect on the value of the loan, or if the applicable borrower under any loan fails to make the first (or in some cases second or third) payment following the sale of the loan to the buyer.

Securitization

In a securitization, we sell a pool of loans to a trust, established specifically for the securitization, for a cash purchase price and a certificate evidencing our residual interest ownership in the trust. The trust raises the cash portion of the purchase price by either selling securities representing interests in the loans in the trust or securities secured by the loans in the trust. Following the securitization, purchasers of securities receive the principal collected, including prepayments, on the loans in the trust. In addition, purchasers receive a portion of the interest on the loans in the trust equal to the specified “investor pass-through interest rate” on the principal balance or the stated interest on the bond. We receive the net interest income, if any, after payment of interest due to holders of the securities issued, servicing fees, guarantor fees and other trust expenses, net of the losses due to delinquencies and defaults on the mortgage loans, and provided the specified over-collateralization requirements are met.

We intend to structure the securitization of the loans that we retain in ECC Capital’s loan portfolio as financings rather than sales of the underlying loans for tax and accounting principles generally accepted in the United States, or GAAP, purposes. Under these securitizations, the loans will remain on our consolidated balance sheet as an asset and the securitization debt will be listed as a liability on our balance sheet. Thus, we will record interest income generated by the mortgage loans and recognize interest expense on the mortgage-backed securities over the life of the loan, rather than generate a gain or loss at the time of the securitization. We will therefore generate earnings and cash flow from the loans we securitize primarily through net interest income. The cash flow available to us will vary depending upon a number of factors, including the following:

Interest rate spread. A substantial portion of the net interest income generated by our securitized loans will be based upon the spread between the weighted average interest earned on the mortgage loans and the interest payable to holders of the mortgage-backed securities collateralized by our loans. The income we receive from the securitizations structured as financings is subject to fluctuation from time to time. This is because, in the case of hybrid/adjustable-rate loans, the interest rate on the underlying mortgage loans is generally fixed for the first two or three years from origination, and fixed for the life of the loan in the case of fixed rate loans, while the holders of the applicable securities are generally paid based on a monthly adjustable LIBOR-based yield. Therefore, an increase in LIBOR reduces the net income we receive from, and the value of, these mortgage loans. In addition, the net interest income we receive from securitizations will be reduced according to the terms of the securitization documents if there are a significant amount of loan defaults or a large amount of loan prepayments, especially defaults on, or prepayments of, loans with interest rates that are high relative to the rest of the asset pool. We anticipate that we will attempt to mitigate at least a portion of this net interest margin variability by purchasing interest rate caps or entering into interest rate swap agreements.

Over-collateralization. We expect that our securitizations will also be structured to provide that all or a significant portion of the excess interest generated by the pool of loans be required to be used to create over-collateralization instead of being released to us, until the over-collateralization targets established by the applicable rating agencies, or the financial guaranty insurer, in the case of certain securitization trusts, are reached. The required level of over-collateralization may be increased or may be prevented from decreasing as would otherwise be permitted if losses and/or delinquencies did not exceed defined levels. This could have the effect of reducing or even eliminating the net interest income payments distributed to us.

We will record interest income on the mortgage loans and interest expense on the securities issued in the securitization over the life of the securitization, and will not recognize a gain or loss upon completion of the securitization for tax and GAAP purposes. This accounting treatment will more closely match the recognition of income with our actual receipt of cash payments, which we believe will provide us with more stable results of operations compared to companies that structure their securitizations as sale transactions for both tax and GAAP purposes.

Investment Guidelines

We intend to develop a portfolio lending investment policy that will minimize credit risk and interest rate risk, consistent with risk management and capital preservation guidelines approved by our board of directors. We intend to adopt an investment policy prior to completing this offering. Our mortgage portfolio will primarily consist of subprime hybrid/adjustable-rate mortgage loans.

We intend to invest primarily in hybrid/adjustable-rate mortgage assets, which are typically 30-year loans with a fixed-rate of interest for an initial period, generally two to three years, and then convert to an adjustable-rate for the balance of their term. Subject to maintaining our status as a REIT, we intend to establish hedging guidelines consistent with the risk management and capital preservation guidelines approved by our board of directors. We will use swap agreements, cap agreements and Eurodollar futures transactions as hedges to manage the duration gap, if any, between our investments and funding sources.

Our investment policy, when adopted, will require that we invest the majority of our total assets in short-term investments and subprime hybrid/adjustable-rate mortgage loans collateralized by first liens on single-family residential properties, generally underwritten to our internal underwriting guidelines, and acquired or originated for the purpose of future securitization.

Our investment policy will also provide for a portion of the portfolio to be invested in other assets, which may include:

•	fixed-rate mortgage loans collateralized by first liens on single-family residential properties originated for sale; or

•	as authorized by our board of directors, mortgage-backed securities.

Our investment policy will also provide that:

•	no investment shall be made which would cause us to fail to qualify as a REIT; and

•	no investment shall be made which would cause us to be regulated as an investment company.

We may change our investment policy at any time without the consent of our stockholders.

Our Financing Strategy

Similar to other mortgage REITs, we expect to increase our returns by leveraging our equity through borrowings, including on-balance sheet securitizations treated as debt for tax and GAAP purposes. We presently intend to seek a leverage ratio of 10 to 14 times the amount of our equity, although such levels will not be reached initially upon completion of this offering. Encore Credit’s leverage ratio at December 31, 2002, December 31, 2003 and September 30, 2004, was 45.9:1, 31.2:1 and 14.5:1, respectively. We will seek to match the maturities of our borrowings to the maturities of our assets to lessen the potential effects of changes in interest rates. We expect to continue using warehouse and repurchase facilities and securitizations, as well as our equity, to finance our operations. We also expect to continue to use certain hedges to reduce interest rate risks in our assets and liabilities.

Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for additional information regarding our warehouse facilities and mortgage loan securitizations.

Loan Servicing

We currently outsource the servicing of all the loans we originate to third party servicers. Upon completion of this offering and the merger, we currently intend to continue to outsource the interim servicing of our loans pending their disposition and intend to either enter into a sub-servicing agreement with a third party relating to the loans we securitize or sell the servicing rights with respect to loans we securitize or sell on a whole-loan basis. Also, upon completion of this offering and the merger, we may establish a loan servicing entity that we would use to service the loans held by ECC Capital and those loans sold by Encore Credit, to the extent servicing rights are retained.

Policies with Respect to Certain Activities

Subject to our lock-up agreement with our underwriters, we have authority to offer our common stock or other equity or debt securities in exchange for property or other non-cash consideration and to repurchase or otherwise reacquire our shares or any other securities and may engage in such activities in the future. Similarly, we may offer additional interests that are exchangeable into common stock or, at our option, cash, in exchange for property or other non-cash consideration. We also may make loans to our subsidiaries.

Subject to our ownership limitations and the gross income and asset tests necessary for REIT qualification, we may invest in other entities engaged in mortgage-related activities or in the securities of other issuers, including for the purpose of exercising control over such entities. We also may engage in the purchase and sale of investments. We do not intend to underwrite the securities of other issuers.

Our board of directors may change any of these policies without a vote of our stockholders.

Competition

We face intense competition in the business of originating, purchasing and selling mortgage loans. Our competitors in the subprime residential mortgage industry include consumer finance companies, mortgage banking companies, investment banks, commercial banks, credit unions, thrift institutions, credit card issuers, insurance companies and mortgage REITs. Many of these competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. In addition, the current level of gains realized by us and our competitors on the sale of subprime loans could attract additional competitors into this market. Competition among industry participants can take many forms, including convenience in obtaining a loan, customer service, marketing and distribution channels, amount and term of the loan, loan origination fees and interest rates. Additional competition may lower the rates we can charge borrowers and increase the price we pay for purchased loans, thereby potentially lowering gain on future loan sales and securitizations. To the extent any of these competitors significantly expand their activities in our markets, our operations could be materially adversely affected. Fluctuations in interest rates and general economic conditions may also affect competition. During periods of rising rates, competitors that have locked in lower rates to potential borrowers may have a competitive advantage. During periods of declining rates, competitors may solicit our customers with loans in our servicing portfolio to refinance their loans.

Regulation

The mortgage lending industry is highly regulated. Our business is regulated by federal, state and local government authorities and is subject to federal, state and local laws, rules and regulations, as well as judicial and administrative decisions, that impose requirements and restrictions on our business. At the federal level, these laws, rules and regulations include:

•	the Equal Credit Opportunity Act and Regulation B;

•	the Federal Truth in Lending Act and Regulation Z;

•	HOEPA;

•	the Real Estate Settlement Procedures Act, or RESPA, and Regulation X;

•	the Fair Credit Reporting Act;

•	the Fair Debt Collection Practices Act;

•	the Home Mortgage Disclosure Act and Regulation C;

•	the Fair Housing Act;

•	the Telephone Consumer Protection Act;

•	the Gramm-Leach-Bliley Act;

•	the Fair and Accurate Credit Transactions Act;

•	the CAN-SPAM Act; and

•	the USA Patriot Act.

These laws, rules and regulations, among other things:

•	impose licensing obligations and financial requirements on us;

•	limit the interest rates, finance charges, and other fees that we may charge;

•	prohibit discrimination both in the extension of credit and in the terms and conditions on which credit is extended;

•	prohibit the payment of kickbacks for the referral of business incident to a real estate settlement service;

•	impose underwriting requirements;

•	mandate disclosures and notices to consumers;

•	mandate the collection and reporting of statistical data regarding our customers;

•	require us to safeguard non-public information about our customers;

•	regulate our collection practices;

•	require us to combat money-laundering and avoid doing business with suspected terrorists;

•	restrict the marketing practices we may use to find customers; and

•	in some cases, impose assignee liability on the entities that purchase our mortgage loans.

Our failure to comply with these laws can lead to:

•	civil and criminal liability, including potential monetary penalties;

•	loss of lending licenses or approved status required for continued lending and servicing operations;

•	demands for indemnification or loan repurchases from purchasers of our loans;

•	legal defenses causing delay and expense;

•	adverse effects on the servicer’s ability to enforce loans;

•	the borrower having the right to rescind or cancel the loan transaction;

•	adverse publicity;

•	individual and class action lawsuits;

•	administrative enforcement actions;

•	damage to our reputation in the industry;

•	inability to sell or securitize our loans;

•	loss of the ability to obtain ratings on our securitizations by rating agencies; or

•	inability to obtain credit to fund our operations.

Although we have systems and procedures directed to compliance with these legal requirements and believe that we are in material compliance with all applicable federal, state and local statutes, rules and regulations, we cannot assure you that more restrictive laws and regulations will not be adopted in the future, or that governmental bodies will not interpret existing laws or regulations in a more restrictive manner, which could make compliance more difficult or expensive. These applicable laws and regulations are subject to administrative or judicial interpretation, but some of these laws and regulations have been enacted only recently or may be interpreted infrequently. As a result of infrequent or sparse interpretations, ambiguities in these laws and regulations may leave uncertainty with respect to permitted or restricted conduct under them. Any ambiguity under a law to which we are subject may lead to non-compliance with applicable regulatory laws and regulations.

We actively analyze and monitor the laws, rules and regulations that apply to our business, as well as the changes to such laws, rules and regulations. We seek to incorporate these laws, rules and regulations into our technology tools, in order to eliminate, to the extent possible, human error as a source of non-compliance. In addition, we distribute user-friendly summaries of relevant laws, rules and regulations to all appropriate personnel, and, as a matter of policy, we encourage responsibility for compliance throughout our organization, including our loan origination teams. Our compliance with laws, rules and regulations is reviewed, not only by our own loan review employees and in-house legal experts, but by the warehouse lenders who finance our loans, the institutional loan purchasers that purchase our loans and the governmental agencies that regulate us.

New Areas of Regulation

Regulatory and legal requirements are subject to change, making our compliance more difficult or expensive, or otherwise restricting our ability to conduct our business as it is now conducted. In particular, federal, state and local governments have become more active in the consumer protection area in recent years. For example, the federal Gramm-Leach-Bliley financial reform legislation imposes additional privacy obligations on us with respect to our applicants and borrowers. The Fair and Accurate Credit Transactions Act of 2003, enacted in December 2003, requires us to provide additional disclosures when we disapprove a loan application. Additional requirements will apply to our use of consumer reports and our furnishing of information to the consumer reporting agencies. Additionally, Congress and the Department of Housing and Urban Development have discussed an intent to reform RESPA. Several states are also considering adopting privacy legislation. For example, California has passed legislation known as the California Financial Information Privacy Act and the California On-Line Privacy Protection Act. Both pieces of legislation became effective July 1, 2004, and impose additional notification obligations on us that are not preempted by existing federal law. If other states choose to follow California and adopt a variety of inconsistent state privacy legislation, our compliance costs could substantially increase. Moreover, several federal, state and local laws, rules and regulations have been adopted, or are under consideration, that are intended to protect consumers from predatory lending. The impact of this legislation, should it be adopted in other states, may negatively affect the availability of credit to a broader segment of the borrowing population than the smaller group that the laws are aiming to protect.

Local, state and federal legislatures, state and federal banking regulatory agencies, state attorneys general offices, the FTC, the Department of Justice, the Department of Housing and Urban Development and state and local governmental authorities have increased their focus on lending practices by some companies, primarily in the subprime lending industry, sometimes referred to as “predatory lending” practices. Sanctions have been imposed by various agencies for practices such as charging excessive fees, imposing higher interest rates than the credit risk of some borrowers warrant, failing to disclose adequately the material terms of loans to borrowers and abrasive servicing and collections practices. The Office of the Comptroller of the Currency, the regulator of national banks, issued a final regulation last year that prescribed an explicit anti-predatory lending standard, which prohibits a national bank from making a loan based predominately on the foreclosure value of the borrower’s home, rather than the borrower’s repayment ability, including current and expected income, current obligations, employment status and relevant financial resources.

HOEPA identifies a category of mortgage loans and subjects such loans to restrictions not applicable to other mortgage loans. Loans subject to HOEPA consist of loans on which certain points and fees or the annual percentage rate, known as the APR, exceed specified levels. Liability for violations of applicable law with regard to loans subject to HOEPA would extend not only to us, but to the institutional loan purchasers of our loans as well. It is our policy to seek not to originate or purchase loans that are subject to HOEPA or state and local laws discussed in the following paragraph because the institutional loan purchasers of our loans and/or the warehouse lenders that provide financing for our loan origination operations do not want to purchase or finance such loans. On October 1, 2002, the APR and points and fees thresholds for determining loans subject to HOEPA were lowered, thereby expanding the scope of loans subject to HOEPA. We anticipate that we will continue to avoid originating or purchasing loans subject to HOEPA, and the lowering of the thresholds beyond which loans become subject to HOEPA may prevent us from originating certain loans and may cause us to reduce the APR or the points and fees on loans that we do originate. If we decide to relax our restrictions on loans subject to HOEPA because our institutional loan purchasers and/or our warehouse lenders relax their restrictions, we will be subject to greater risks for actual or perceived non-compliance with HOEPA and other applicable laws, including demands for indemnification or loan repurchases from our warehouse lenders and institutional loan purchasers, class action lawsuits and administrative enforcement actions.

Laws, rules and regulations have been adopted, or are under consideration, at the state and local levels that are similar to HOEPA in that they impose certain restrictions on loans on which certain points and fees or the APR exceeds specified thresholds, which generally are lower than under federal law. These restrictions include prohibitions on steering borrowers into loans with high interest rates and away from more affordable products, selling unnecessary insurance to borrowers, flipping or repeatedly refinancing loans and making loans without a reasonable expectation that the borrowers will be able to repay the loans. Compliance with some of these restrictions requires lenders to make subjective judgments, such as whether a loan will provide a “net tangible benefit” to the borrower. These restrictions expose a lender to risks of litigation and regulatory sanction no matter how carefully a loan is underwritten. The remedies for violations of these laws are not based on actual harm to the consumer and can result in damages that exceed the loan balance. In addition, an increasing number of these laws, rules and regulations seek to impose liability for violations on assignees, which may include our warehouse lenders, whole-loan buyers and securitization trusts, regardless of whether such assignee knew of or participated in the violation.

The continued enactment of these laws, rules and regulations may prevent us from originating certain loans and may cause us to reduce the interest rate or the points and fees on loans that we do originate. We may decide to originate a loan that is covered by one of these laws, rules or regulations only if, in our judgment, the loan is made in accordance with our strict legal compliance standards and without undue risk relative to litigation or to the enforcement of the loan according to its terms. If we decide to relax our self-imposed restrictions on originating loans subject to these laws, rules and regulations, we will be subject to greater risks for actual or perceived non-compliance with the laws, rules and regulations, including demands for indemnification or loan repurchases from the parties to whom we broker or sell loans, class action lawsuits, increased defenses to foreclosure of individual loans in default, individual claims for significant monetary damages, and administrative enforcement actions. In addition, the difficulty of managing the risks presented by these laws, rules and regulations may decrease the availability of warehouse financing and the overall demand for subprime loans, making it difficult to fund or sell any of our loans. If nothing else, the growing number of these laws, rules and regulations will increase our cost of doing business as we are required to develop systems and procedures to ensure that we do not violate any aspect of these new requirements.

A substantial portion of our mortgage loans are originated through independent mortgage brokers. Mortgage brokers provide valuable services in the loan origination process and are compensated for their services by receiving fees on loans. Brokers may be paid by the borrower, the lender or both. If a borrower cannot or does not want to pay the mortgage broker’s fees directly, the loan can be structured so that the mortgage broker’s fees are paid from the proceeds of the loan, or the loan can provide for a higher interest rate or higher fees to the lender. The increased value of a loan with a higher interest rate enables the lender to pay all or a portion of the broker’s compensation. This form of compensation is often referred to as a “yield spread premium.” Regardless of its label or method of calculation, the payment is intended to compensate the broker for the services actually performed and the facilities actually provided. Competitive forces currently demand that we pay mortgage brokers yield spread premiums and other forms of compensation on many of the loans we originate.

RESPA prohibits the payment of fees for the mere referral of real estate settlement service business. This law does permit the payment of reasonable value for services actually performed and facilities actually provided unrelated to the referral. In the past, several lawsuits have been filed against mortgage lenders alleging that such lenders have made certain payments to independent mortgage brokers in violation of RESPA. These lawsuits generally have been filed on behalf of a purported nationwide class of borrowers alleging that payments made by a lender to a broker in addition to payments made by the borrower to a broker are prohibited by RESPA and are therefore illegal. On September 18, 2002, the Eleventh Circuit Court of Appeals issued a decision in Heimmermann v. First Union Mortgage Corp., which reversed the court’s earlier decision in Culpepper v. Irwin Mortgage Corp. in which the court found the yield spread premium payments received by a mortgage broker to be unlawful per se under RESPA. The Department of Housing and Urban Development responded to the Culpepper decision by issuing a policy statement (2001-1) taking the position that lender payments to mortgage brokers, including yield spread premiums, are not per se illegal. The Heimmermann decision eliminated a conflict that had arisen between the Eleventh Circuit and the Eighth and Ninth Circuit Courts of Appeals, with the result that all federal circuit courts that have considered the issue have aligned with the Department of Housing and Urban Development policy statement and found that yield spread premiums are not prohibited per se. If other circuit courts that have not yet reviewed this issue disagree with the Heimmermann decision, there could be a substantial increase in litigation regarding lender payments to brokers and in the potential costs of defending these types of claims and in paying any judgments that might result. Although we believe that our broker compensation programs comply with all applicable laws and are consistent with long-standing industry practice and regulatory interpretations, in the future new regulatory interpretations or judicial decisions may require us to change our broker compensation practices. Such a change may have a material adverse effect on us and the entire mortgage lending industry.

Compliance, Quality Control and Quality Assurance

We maintain a variety of quality control procedures designed to detect compliance errors prior to funding. We have a stated anti-predatory lending policy which is communicated to all employees at regular training sessions. In addition, we subject a statistical sampling of our loans to post-funding quality assurance reviews and analysis. We track the results of the quality assurance reviews and report them back to the responsible origination units. Our loans and practices are reviewed regularly in connection with the due diligence that our loan buyers and lenders perform. State regulators also review our practices and loan files and report the results back to us.

Privacy

The federal Gramm-Leach-Bliley Act obligates us to safeguard the information we maintain on our borrowers. California has passed legislation known as the California Financial Information Privacy Act and the California On-Line Privacy Protection Act. Both pieces of legislation became effective on July 1, 2004, and impose additional notification obligations on us that are not pre-empted by existing federal law. Regulations have been proposed by several agencies and states that may affect our obligations to safeguard information. If other states or federal agencies adopt additional privacy legislation, our compliance costs could substantially increase.

Fair Credit Reporting Act

The Fair Credit Reporting Act provides federal preemption for lenders to share information with affiliates and certain third parties and to provide pre-approved offers of credit to consumers. Congress also amended the Fair Credit Reporting Act to place further restrictions on the use of information shared between affiliates, to provide new disclosures to consumers when risk based pricing is used in the credit decision, and to help protect consumers from identity theft. All of these new provisions impose additional regulatory and compliance costs on us and reduce the effectiveness of our marketing programs.

Home Mortgage Disclosure Act

In 2002, the Federal Reserve Board adopted changes to Regulation C promulgated under the Home Mortgage Disclosure Act. Among other things, the new regulations require lenders to report pricing data on loans with annual percentage rates that exceed the yield on treasury bills with comparable maturities by three percent. The expanded reporting takes effect in 2004 for reports filed in 2005. We anticipate that a majority of our loans will be subject to the expanded reporting requirements.

The expanded reporting does not provide for additional loan information such as credit risk, debt-to-income ratio, LTV ratio, documentation level or other salient loan features. As a result, lenders like us are concerned that the reported information may lead to increased litigation as the information could be misinterpreted by third parties.

Telephone Consumer Protection Act and Telemarketing Consumer Fraud and Abuse Prevention Act

The FCC and the FTC adopted “do-not-call” registry requirements, which, in part, mandate that companies such as us maintain and regularly update lists of consumers who have chosen not to be called. These requirements also mandate that we do not call consumers who have chosen to be on the list. Several states have also adopted similar laws, with which we also comply.

Licensing Status

As of December 31, 2004, ECC Capital was licensed, or exempt from licensing, to table fund first and subordinate mortgage loans in 49 states and the District of Columbia, and Encore Credit was licensed, or exempt from licensing, to originate first mortgage loans in all 50 states and the District of Columbia and was licensed, or exempt from licensing, to originate subordinate mortgage loans in 49 states and the District of Columbia. Encore Credit operates through five regional processing centers throughout the United States and a network of approximately 7,000 independent mortgage brokers and mortgage lenders. Encore Credit is currently not licensed to originate subordinate mortgage loans in Ohio. Encore Credit may broker first and subordinate mortgage loans in 49 states and the District of Columbia. Encore Credit is currently not licensed to broker any mortgage loans in the State of Montana. The change in control of Encore Credit and ECC Capital will require us to provide notification to, and/or receive approval from, various state licensing authorities. All required initial notices have been provided on behalf of Encore Credit and ECC Capital.

Employees

At December 31, 2004, we employed approximately 1,114 persons, including 237 account executives. We have satisfactory relations with our employees, none of whom are represented by unions.

Properties

Our executive and administrative offices are located at 1833 Alton Parkway, Irvine, California 92606, and consist of approximately 127,718 square feet. The lease on these premises extends through December 31, 2010.

Legal Proceedings

We filed an application to register the mark ENCORE CREDIT CORP. on November 21, 2001 for originating, purchasing and selling residential mortgage loans. The application was approved by the Patent and Trademark Office, and published for opposition on June 24, 2003. The application was opposed on the grounds that the opposing party believed it had the right to use the mark. On October 22, 2004, Encore Credit and the opposing party entered into a service mark license and use agreement pursuant to which Encore Credit agreed to pay $250,000 for the exclusive, non-revocable right (provided Encore Credit complies with applicable state and federal laws) to use the mark in connection with the wholesale and retail subprime residential mortgage loan business throughout the world, excluding the States of Texas and Florida.

Encore Credit has been involved, from time to time, in a variety of mortgage lending related claims and other matters incidental to its business in addition to the matters described above. In our opinion, the resolution of any of these pending incidental matters is not expected to have a material adverse effect on our consolidated financial position and results of operations.

MANAGEMENT

Board of Directors and Executive Officers

Our board of directors currently consists of six directors. The terms of office of the members of our board of directors are not divided into classes, and therefore our entire board of directors will be elected each year. After review of all the relevant transactions or relationships between each director (and his family members) and us, our senior management and our independent accountants, our board of directors has affirmatively determined that four of our six directors (Messrs. Brazil, Ingram, Jacoby and Rollans) are independent directors under the standards imposed by NYSE rules and SEC rules.

Our directors and executive officers and their ages as of January 1, 2005, are as follows:

Directors and Executive Officers	Age	Position
Steven G. Holder	47	Co-Chief Executive Officer and Chairman of the Board
Shabi S. Asghar	42	President, Co-Chief Executive Officer and Director
John Kohler	44	Executive Vice President and Director of Capital Markets
Roque A. Santi	42	Executive Vice President and Chief Financial Officer
Steven Szpytek	40	Executive Vice President and Chief Operating Officer
John Kontoulis	49	Executive Vice President and Director of Strategic Planning
Greg Lubushkin	52	Chief Accounting Officer
James R. Brazil	62	Director
Douglas Ingram	42	Director
William Jacoby	66	Director
James Rollans	62	Director

Steven G. Holder is our Co-Chief Executive Officer and Chairman of the Board. Mr. Holder has served as Encore Credit’s Chairman of the Board and Chief Executive Officer since October 2001. Before joining us, Mr. Holder was Chief Executive Officer and Chairman of the Board of Park Place Capital Corporation, an asset management and servicing company, a position he assumed in February 2001. From January 1996 to January 2001, Mr. Holder served as President and Co-Chief Executive Officer of New Century Mortgage Corporation. Mr. Holder also served as New Century Financial Corporation’s Vice Chairman of the Board from 1996 to 2000 and Chief Operating Officer from 1995 to 2000. Prior to his tenure at New Century, Mr. Holder served in various positions, including Executive Vice President of Long Beach Mortgage Company from 1993 to 1995. Mr. Holder worked in the financial services industry in various positions, including serving as Vice President of Transamerica Financial Services from 1990 to 1993 and Regional Vice President of NOVA Financial Services, a division of First Interstate Bank, from 1985 to 1990. Mr. Holder has 27 years of subprime lending and consumer finance experience.

Shabi S. Asghar is our President, Co-Chief Executive Officer and a director. Mr. Asghar has served as Encore Credit’s President and a director since February 2002 and Co-Chief Executive Officer since November 2003. Prior to joining us, Mr. Asghar held several positions with New Century Mortgage Corporation, including serving as President—Wholesale Division from 1998 to 2002, Senior Vice President—Wholesale Lending from 1997 to 1998, and Vice President—Mortgage Banking Operations from 1995 through 1996. During 1992 to 1995, Mr. Asghar served as Area Sales Manager of Long Beach Mortgage Company and in 1995 served as Assistant Vice President, District Manager at Ford Consumer Finance. From 1988 to 1992, Mr. Asghar served in various positions, including as Business Development Manager of Transamerica Financial Services. Mr. Asghar has over 18 years of subprime lending and consumer finance experience. Mr. Asghar received a bachelor’s degree in business management from California State University, Northridge.

John Kohler is our Executive Vice President and Director of Capital Markets. Mr. Kohler has served as Encore Credit’s Executive Vice President and Director of Capital Markets since October 2004. Before joining us, Mr. Kohler was Senior Vice President, ABS Banking of Countrywide Securities Corporation, a securities trading firm, from March 2002 to September 2004. From May 1999 to March 2002, Mr. Kohler served as Executive Vice President, Capital Markets/Secondary Marketing and as Senior Vice President for Capital Markets of Aames Financial Corporation, a subprime mortgage lender. From July 1998 to January 1999, Mr. Kohler served as Director of Global Business Development of Southern Pacific Mortgage Limited, a UK-based subprime mortgage lender. Prior thereto, Mr. Kohler served as Head of Strategic Planning of City Mortgage Corporation, a UK-based subprime mortgage lender, from May 1997 to 1998. Prior thereto and until April 1997, Mr. Kohler served as a Vice President and then Senior Vice President, Asset-Backed Finance Group of Greenwich Capital Markets, Inc. Prior thereto, from May 1986 to December 1993, Mr. Kohler was an associate at the law firms of Brown & Wood and Stinson, Mag & Fizzell. Mr. Kohler has over 17 years of subprime lending and mortgage/asset-backed securitization experience. Mr. Kohler received a bachelor’s degree in economics and political science from Kansas State University and a law degree from Kansas University School of Law.

Roque A. Santi is our Executive Vice President and Chief Financial Officer. Mr. Santi has served as Encore Credit’s Executive Vice President and Chief Financial Officer since December 2004. Before joining us, Mr. Santi was a partner with Ernst & Young LLP, from May 2002 to November 2004, during which time he was in charge of Tax Financial Services for the Mid-Atlantic Area and was the national tax leader for the mortgage REIT practice. Prior to his tenure at Ernst & Young, Mr. Santi was a partner with Arthur Andersen LLP, from December 1993 to May 2002, during which time Mr. Santi led Arthur Andersen’s Tax Financial Services practice for the Mid-Atlantic area and served a significant number of Arthur Andersen’s public and private mortgage REIT clients. Mr. Santi has over 18 years of experience in the consumer finance industry. Throughout Mr. Santi’s career, he has worked in many areas of the mortgage industry, including mortgage banking, securitization, REIT structuring and implementation, mortgage REIT modeling, transactions structuring and initial public offerings. Mr. Santi received a bachelor’s degree in 1986 from Pace University.

Steven Szpytek is our Executive Vice President and Chief Operating Officer. Mr. Szpytek has served as Encore Credit’s Chief Operating Officer and Executive Vice President since February 2002 and as a director since March 2003. Prior to joining us, Mr. Szpytek held several positions with New Century Mortgage Corporation, including serving as Senior Vice President—Chief Credit and Appraisal Officer from 2001 to 2002, Senior Vice President Division Manager from 1999 to 2001, Vice President Regional Manager from 1998 to 1999 and Assistant Vice President Operations Manager from 1996 to 1998. Mr. Szpytek served as Non-Conforming Compliance/Due Diligence Underwriting Manager of Household Financial Services from 1995 to 1996. During 1995, Mr. Szpytek served as Staff Mortgage Insurance Underwriter for GE Mortgage Insurance. Mr. Szpytek held several positions with Household International, including serving as Underwriter/Senior Underwriter from 1992 to 1995 and Account Executive/Branch Sales Manager from 1988 to 1992. Mr. Szpytek has over 16 years of subprime and prime lending and consumer finance experience. Mr. Szpytek received a bachelor’s degree in business, economics and psychology from Cornell College.

John Kontoulis is our Executive Vice President and Director of Strategic Planning. Mr. Kontoulis has served as Encore Credit’s Executive Vice President and a director since March 2003, and as Chief Financial Officer from March 2003 through November 2004. From February 2001 to October 2002, Mr. Kontoulis was Executive Vice President and Chief Financial Officer of Park Place Capital Corporation. Prior to his tenure at Park Place Capital Corporation, Mr. Kontoulis served in various positions, including Senior Vice President of NC Capital Corporation and the secondary marketing operation of New Century Financial Corporation, from 1996 to 2001. From 1993 to 1996, Mr. Kontoulis served as Vice President of secondary marketing for Option One Mortgage Corporation. From 1981 to 1993, Mr. Kontoulis worked in the subprime lending and consumer finance industry, serving as Division Controller of Long Beach Bank from 1990 to 1993, Vice President—Finance and Lending Operations of Brookside Federal Savings and Loan from 1987 to 1990, Audit Manager for Shelby Rucksdashel and Jones, CPAs from 1984 to 1987, and Project Accountant for University Savings Association from 1981 to 1984. Mr. Kontoulis has over 23 years of subprime lending and consumer finance experience. Mr. Kontoulis received a bachelor’s degree from the University of Athens and a bachelor’s degree in business from Illinois State University. Mr. Kontoulis is a Certified Public Accountant.

Greg Lubushkin is our Chief Accounting Officer. Mr. Lubushkin has served as Encore Credit’s Chief Accounting Officer since November 2004. Before joining us, Mr. Lubushkin worked at PricewaterhouseCoopers LLP and predecessor firms from November 1977 to November 2004. Mr. Lubushkin held several positions with these firms, including serving as partner from 1988 to 2004, senior manager from 1984 to 1988, manager from 1980 to 1984 and senior/staff accountant from 1977 to 1980. While with these firms, Mr. Lubushkin worked principally with companies in the mortgage finance, consumer finance and real estate industries, assisting them with transaction due diligence, REIT formation, securities registration, securitizations and general accounting matters. Mr. Lubushkin received a bachelor’s degree in 1974 from the University of California, Berkeley.

James R. Brazil is our lead independent director. Mr. Brazil has served as a director for Encore Credit since November 2003. From September 2000 to September 2003, Mr. Brazil was a consultant for Ameriquest Mortgage. Mr. Brazil served in various capacities at Ameriquest Mortgage from 1994 to 2000, including as Chairman of the Board and Chief Executive Officer and head of its retail operations from 1994 to 2000. Prior to joining Ameriquest Mortgage, from 1990 to 1994, Mr. Brazil served as Senior Vice President—Acquisitions of Transamerica Financial Services, and from 1984 to 1990, Mr. Brazil served as Senior Vice President/Director of Operations of NOVA Financial Services. Mr. Brazil has over 35 years of subprime lending and consumer finance experience.

Douglas Ingram is one of our directors. Mr. Ingram has been the Executive Vice President, General Counsel, Secretary and Chief Ethics Officer of Allergan, Inc., a NYSE-listed specialty pharmaceutical company, since October 2003. Prior to that, Mr. Ingram served as Allergan’s Corporate Vice President, General Counsel, Secretary and Chief Ethics Officer since July 2001. Prior thereto he was Allergan’s Senior Vice President and General Counsel since January 2001, and Assistant Secretary since November 1998. Prior to that, Mr. Ingram was Allergan’s Associate General Counsel from August 1998, and Assistant General Counsel from January 1998 and Senior Attorney and Chief Litigation Counsel of Allergan from March 1996. Prior to joining Allergan, Mr. Ingram was, from August 1988 to March 1996, an attorney with the law firm of Gibson, Dunn & Crutcher. Mr. Ingram received a bachelor’s degree in 1985 from Arizona State University and a law degree in 1988 from the University of Arizona.

William Jacoby is one of our directors. Prior to joining us, Mr. Jacoby founded and served as President and Chief Executive Officer of California Commercial Bankshares and as Chairman and Chief Executive Officer of National Bank of Southern California, a subsidiary of California Commercial Bankshares that was merged with Western Bancorp in 1997. During 1982 through 1997, Mr. Jacoby was responsible for all phases of the corporation, including profitability, liquidity and assurance of quality of the loan portfolio. Prior to the commencement of his tenure with California Commercial Bankshares, Mr. Jacoby was Senior Vice President and Credit Administrator of Westlands Bank from June 1979 to June 1982, where he was responsible for control of the credit quality of the bank’s loan portfolio and was a member of the executive committee. Between June 1960 and June 1979, Mr. Jacoby worked in various positions for United California Bank. Mr. Jacoby received a bachelor’s degree in 1960 from Occidental College and graduated from The Pacific Coast Banking School at the University of Washington in 1976. Mr. Jacoby completed the Director Training and Certification Program at the John E. Anderson Graduate School of Business Management at the University of California, Los Angeles in 2004.

James Rollans is one of our directors. Mr. Rollans retired in 2003 from the Board of Directors of Fluor Corporation and from his position as Fluor’s Group Executive, Corporate Communications, in which he was responsible for leading the company’s external affairs, including Investor Relations, Corporate Communications, and Community and Government Relations functions. Mr. Rollans’ twenty-year tenure with Fluor included several positions at the senior executive level, including that of President and Chief Executive Officer of Fluor Signature Services, the former business services enterprise of Fluor Corporation from 1999 to 2001; Senior Vice President and Chief Administrative Officer from 1994 to 1998; Senior Vice President and Chief Financial Officer from 1998 to 1999 and from 1992 to 1994; and Vice President of Corporate and Investor Relations from 1982 to

1992. Mr. Rollans’ relevant financial services industry experience includes serving as Vice President of Investor Relations of Chase Manhattan Bank from 1976 to 1978. Mr. Rollans also held senior financial positions with Dart & Kraft from 1980 to 1982, Dart Industries from 1978 to 1980 and BF Goodrich from 1974 to 1976. Mr. Rollans serves on the board of directors of Flowserve Corporation and Advanced Medical Optics. Mr. Rollans received a bachelor’s degree in 1967 from California State University, Northridge and has participated in graduate business administration programs at the University of Southern California, Rutgers, the State University of New Jersey and George Washington University. Mr. Rollans completed the University of California, Irvine Director Certification Course in 2003.

Each of Messrs. Holder, Asghar, Kontoulis and Szpytek may be considered promoters.

Committees of the Board of Directors

Our board of directors has the following standing committees:

Audit Committee

The current members of our audit committee are James Rollans (Chairman), James Brazil and Douglas Ingram, all of whom are independent under NYSE rules. Our board of directors has determined that James Rollans is an “audit committee financial expert” under applicable SEC rules. Our board of directors has adopted a written charter for the audit committee, which defines the audit committee’s primary duties to include:

•	serving as an independent and objective body to monitor and assess our compliance with legal and regulatory requirements, our financial reporting processes and related internal control systems and the performance generally of our internal audit function;

•	overseeing the audit and other services of our outside auditors and being directly responsible for the appointment, qualification, compensation and oversight of our outside auditors, who will report directly to the audit committee;

•	providing an open means of communication among our outside auditors, accountants, financial and senior management, our internal auditing department, our corporate compliance department and our board of directors;

•	resolving any disagreements between our management and the outside auditors regarding our financial reporting;

•	meeting at least quarterly with senior executives, internal audit staff and independent auditors; and

•	preparing the audit committee report for inclusion in our annual proxy statement for our annual stockholders meeting.

Our audit committee charter also mandates that our audit committee approve all audit, audit-related, tax and other services provided to us by our independent accountants.

Compensation Committee

The current members of our compensation committee are James Brazil (Chairman), William Jacoby and James Rollans, all of whom are independent under NYSE rules. Our board of directors has adopted a written charter for the compensation committee, which defines the compensation committee’s primary duties to include:

•	establishing guidelines and standards for determining compensation to our executive directors;

•	evaluating performance of our senior executives;

•	reviewing our executive compensation policies;

•	recommending to our board of directors compensation for our executive officers;

•	administering and implementing our equity incentive plans;

•	determining the number of shares underlying, and the terms of, restricted common share awards and stock options to be granted to our directors, executive officers and other employees pursuant to these plans; and

•	preparing a report on executive compensation for inclusion in our annual proxy statement for our annual stockholders meeting.

Nominating and Corporate Governance Committee

The current members of our nominating and corporate governance committee are Douglas Ingram (Chairman), James Brazil and James Rollans, all of whom are independent under NYSE rules. Our board of directors has adopted a written charter for the nominating and corporate governance committee, which defines the nominating and corporate governance committee’s primary duties to include:

•	establishing standards for service on our board of directors;

•	identifying individuals qualified to become members of our board of directors and recommending director candidates for election to our board of directors;

•	considering and making recommendations to our board of directors regarding its size and composition, committee composition and structure and procedures affecting directors; and

•	monitoring our corporate governance principles and practices.

Compensation Committee Interlocks and Insider Participation

None of the members serving on the compensation committee of our board of directors is or has been an officer or employee of our company. No executive officer of our company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our compensation committee.

Limitation of Directors’ Liability and Indemnification; Insurance

Maryland law permits us to include in our charter a provision limiting the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action. Our charter contains a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law.

Maryland law requires us (unless our charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, against any reasonable expenses in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by us or in our right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, Maryland law permits us to advance reasonable expenses to a director or officer upon receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

Our charter also authorizes us, to the maximum extent permitted by Maryland law, to obligate our company to indemnify (a) any present or former director or officer or (b) any individual who, while a director or officer and, at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, against any claim or liability arising from that status and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Our bylaws obligate us to provide such indemnification and advance of expenses. Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served our predecessor in any of the capacities described above and any employee or agent of us or our predecessor.

We have obtained a policy of insurance under which our directors and officers will be insured, subject to the limits of the policy, against certain losses arising from claims made against such directors and officers by reason of any acts or omissions covered under such policy in their respective capacities as directors or officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

We intend to enter into indemnification agreements with the officers and directors of our wholly-owned subsidiaries, whereby we will indemnify them in substantially the same manner as we indemnify our officers and directors pursuant to our bylaws.

Compensation of Directors

Any member of the board of directors who is also an employee will not receive any additional compensation for serving on our board of directors. Our non-employee directors will receive an annual retainer of $30,000, payable in quarterly installments. Additional annual retainers will be paid to committee chairpersons as follows: chair of the compensation committee: $5,000; chair of the nominating/corporate governance committee: $5,000; and chair of the audit committee: $15,000. We expect to pay our lead independent director an additional $15,000 to reflect the experience and time commitment required of such person. Annual service for this purpose relates to the approximate 12-month period between annual meetings of our stockholders. A prorated annual retainer will be paid to any person who becomes a committee chair or a lead independent director on a date other than the date of the annual meeting of our stockholders. We will also pay our non-employee directors a fee of $2,500 for attending a board meeting in person, plus reimbursement of reasonable travel expenses in connection with attending board meetings, and $500 for attending a board meeting via teleconference. Additionally, we will pay each non-employee director who is a member of a committee $1,000 for attending a committee meeting in person, plus reimbursement of reasonable travel expenses in connection with attending committee meetings, and $200 for attending a committee meeting via teleconference.

Upon completion of this offering and the merger, in addition to cash compensation, each non-employee director will receive an initial award of options to purchase 20,000 shares of our common stock at the initial public offering price.

EXECUTIVE COMPENSATION

Summary of Cash and Other Compensation

The footnotes to the following table describe the compensation we expect to pay our two chief executive officers and our four other most highly compensated executive officers during 2005 upon completion of this offering and the merger. For illustrative purposes, we have provided information regarding annual compensation paid by Encore Credit to these officers for the calendar year ended December 31, 2004.

	Annual Compensation				Long-Term Compensation Awards
Name and Title	Salary ($)	Bonus ($)		Other Annual Compensation ($)(1)	Securities Underlying Options (#)	All Other Compensation
Steven G. Holder(2)	350,000	3,656,250	(3)	1,125,000	—	—
Chairman of the Board and Co-Chief Executive Officer
Shabi S. Asghar(4)	350,000	4,618,750	(5)	1,375,000	—	—
President, Co-Chief Executive Officer and Director
John Kohler(6)	60,737	416,666		—	—	—
Executive Vice President and Director of Capital Markets
Roque A. Santi(7)	30,448	250,000		—	—	—
Executive Vice President and Chief Financial Officer
John Kontoulis(8)	243,750	415,479		150,000	100,000	—
Executive Vice President and Director of Strategic Planning
Steven Szpytek(9)	243,750	752,928		—	100,000	—
Executive Vice President and Chief Operating Officer

(1)	Other annual compensation includes deferred compensation of $1,125,000, $1,375,000 and $150,000 for Messrs. Holder, Asghar and Kontoulis, respectively.
(2)	Pursuant to Mr. Holder’s employment agreement, which will become effective upon the closing of this offering, he will receive an annual base salary of $450,000 and will be eligible for annual bonuses of up to 200% of his base salary. In 2004, Mr. Holder received $1,057,500 in bonuses earned during fiscal year 2003 and an aggregate bonus of $2,598,750 for the first and second quarters of 2004. The bonuses for the third and fourth quarters of 2004 have not yet been determined and such bonuses are not limited to a maximum amount.
(3)	Includes deferred compensation of $369,400.
(4)	Pursuant to Mr. Asghar’s employment agreement, which will become effective upon the closing of this offering, he will receive an annual base salary of $450,000 and will be eligible for annual bonuses of up to 200% of his base salary. In 2004, Mr. Asghar received $1,442,500 in bonuses earned during fiscal year 2003 and an aggregate bonus of $3,176,250 for the first and second quarters of 2004. The bonuses for the third and fourth quarters of 2004 have not yet been determined and such bonuses are not limited to a maximum amount.
(5)	Includes deferred compensation of $1,062,600.
(6)	Mr. Kohler joined us in October 2004. Pursuant to Mr. Kohler’s employment agreement, which will become effective upon the closing of this offering, he will receive an annual base salary of $250,000 and will be eligible for annual bonuses of up to 200% of his base salary. For the fourth quarter of 2004, Mr. Kohler received bonuses of $416,666 in the aggregate.
(7)	Mr. Santi joined us in November 2004. Pursuant to Mr. Santi’s employment agreement, which will become effective upon the closing of this offering, he will receive an annual base salary of $250,000 and will be eligible for annual bonuses of up to 200% of his base salary. For the fourth quarter of 2004, Mr. Santi received a bonus of $250,000.
(8)	Mr. Kontoulis will receive an annual base salary of $250,000 and will be eligible for annual bonuses of up to 200% of his base salary. For fiscal year 2004, Mr. Kontoulis received bonuses of $415,479 in the aggregate and deferred compensation of $150,000. On June 28, 2004, we granted Mr. Kontoulis 100,000 nonstatutory stock options at an exercise price of $3.00 per share, which vested on June 28, 2004.
(9)	Pursuant to Mr. Szpytek’s employment agreement, which will become effective upon the closing of this offering, he will receive an annual base salary of $250,000 and will be eligible for annual bonuses of up to 200% of his base salary. For fiscal year 2004, Mr. Szpytek received bonuses of $752,928 in the aggregate. On April 12, 2004, we granted Mr. Szpytek 50,000 stock options at an exercise price of $3.00 per share, consisting of 33,333 incentive stock options and 16,667 nonstatutory stock options, both with a vesting date of April 12, 2004, and on June 28, 2004, we granted Mr. Szpytek 50,000 nonstatutory stock options, at an exercise price of $3.00 per share, which vested on June 28, 2004.

Options

Option Grants in Fiscal Years 2003 and 2004

The following table presents information relating to options granted to purchase Encore Credit common stock to the named executive officers during the 2003 and 2004 fiscal years. Each option represents the right to purchase one share of Encore Credit common stock.

The potential realizable values are based on the assumption that in the merger, the options will be assumed by ECC Capital and will be converted into options to purchase our common stock and the stock price of our common stock will appreciate from a price of $6.75 per share, the concurrent private placement and the merger, at the annual rate shown (compounded annually) from the date of the offering until the end of the option term. These values do not take into account amounts required to be paid as income taxes under the Code and any applicable state laws or option provisions providing for termination of an option following termination of employment, non-transferability or vesting. These amounts are calculated for illustrative purposes only and do not reflect our estimate of future stock price growth of the shares of our common stock.

	Individual Grants
Name	Number of Common Shares Underlying Options Granted (#)	Percent of Total Options Granted to Employees in Fiscal Year 2003	Percent of Total Options Granted to Employees in Fiscal Year 2004	Exercise Price Per Share ($/Sh)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Share Price Appreciation For Option Term
						5% ($)	10% ($)
Steven G. Holder	81,967	1.91%	—	$1.35	12/30/2008	681,583	839,726
	1,168,033	27.25%	—	$1.35	12/30/2013	12,833,565	20,239,948
Shabi S. Asghar	50,000	1.17%	—	$0.66	6/30/2008	438,588	519,683
	57,377	1.34%	—	$1.35	12/30/2008	477,109	587,809
	1,192,623	27.83%	—	$1.35	12/30/2013	13,103,744	20,666,049
John Kohler	—	—	—	—	—	—	—
Roque A. Santi	—	—	—	—	—	—	—
John Kontoulis	103,500	2.42%	—	$0.51	6/30/2013	1,193,272	1,790,205
	166,500	3.89%	—	$0.60	6/30/2013	1,904,626	2,864,911
	100,000	—	14.79%	$3.00	6/27/2014	963,609	1,657,200
Steven Szpytek	20,000	*	—	$0.60	6/30/2013	228,784	344,133
	50,000	—	7.39%	$3.00	4/11/2014	475,335	809,120
	50,000	—	7.39%	$3.00	6/27/2014	481,804	828,600

*	Less than 1.0%

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth certain information concerning exercisable and unexercisable options held by the named executive officers as of December 31, 2004. There was no public trading market for our common stock as of December 31, 2004. Accordingly, the dollar values in the table shown below are calculated based upon a market value price of $6.75 per share, less the exercise price of the options, and multiplying the rest by the number of shares.

	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at December 31, 2004 (#)		Value of Unexercised In-the-Money Options at December 31, 2004 ($)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Steven G. Holder	—	—	1,250,000	—	8,294,721	—
Shabi S. Asghar	—	—	1,300,000	—	8,661,010	—
John Kohler	—	—	—	—	—	—
John Kontoulis	—	—	370,000	—	2,502,052	—
Roque A. Santi	—	—	—	—	—	—
Steven Szpytek	—	—	120,000	—	646,293	—

Employment and Severance Agreements

Each of Messrs. Holder, Asghar, Kohler, Santi, Szpytek and Lubushkin will enter into separate employment agreements with us effective upon completion of this offering. Each of the agreements will remain in effect until termination due to death or disability, by ECC Capital with or without cause, or by the executive with or without good reason. Under each agreement, the executive will receive a stated annual base compensation, which will be reviewed annually by our compensation committee or its designee, and will be eligible to participate in our discretionary bonus program. Each agreement will provide for our compensation committee or its designee to determine, on an annual basis, the amount of each executive’s bonus, if any. Under each agreement, the executive will be entitled to participate in all pension, 401(k) and other employee plans and benefits to the extent eligible under the terms of such plans and programs, and each executive will receive an automobile allowance throughout the term of employment.

Each of these employment agreements will provide that upon termination of employment, either pursuant to disability or by us without cause or by the executive for good reason:

•	each named executive officer will be entitled to an amount equal to up to 200 percent of the executive’s base salary;

•	one-twelfth of any unvested stock options or restricted stock held by the executive will vest at the end of each one-month period through the twelve-month period following the date of termination; and

•	each executive will have the right to receive reimbursement towards COBRA healthcare continuation coverage up to eighteen months after the date of termination.

To the extent it is determined that the executive receives payments under his employment agreement which are subject to the excise tax under Section 4999 of the Code, the executive will receive an additional payment equal to the amount of such excise tax (but not any excise tax resulting from the receipt of such additional amount). In addition, in the event of a change in control, all unvested stock options and shares of restricted stock held by the executive shall become vested. Each employment agreement also provides that for a certain period after the termination of the executive’s employment, executive will not directly or indirectly compete with, or solicit employees from, us.

Employee Benefit Plans

ECC Capital Corporation 2004 Equity Incentive Plan

We intend to adopt the ECC Capital Corporation 2004 Incentive Award Plan. The incentive award plan will provide for the grant of stock options, restricted stock, dividend equivalents, stock appreciation rights and other incentive awards to our and our subsidiaries’ employees, consultants and directors. Only our and our subsidiaries’ employees will be eligible to receive incentive stock options under the incentive award plan. We will reserve a total of 3,150,000 shares of our common stock for issuance pursuant to the incentive award plan, subject to certain adjustments as set forth in the plan, of which 900,000 shares may be issued in the form of restricted stock and 2,250,000 shares may be subject to issuance pursuant to stock options granted under the plan.

Our board of directors intends to delegate general administrative authority of the incentive award plan to its compensation committee. The members of the compensation committee will be both “non-employee directors” within the meaning of Rule 16b-3 of the Exchange Act and “outside directors” within the meaning of Section 162(m) of the Code. The incentive award plan provides that the plan administrator has the authority to designate recipients of awards and to determine the terms and provisions of awards, including the exercise or purchase price, expiration date, vesting schedule and terms of exercise. Awards to our non-employee directors, however, will be administered by the full board of directors. The incentive award plan will provide that the maximum number of shares which may be subject to awards granted any individual in any calendar year will not exceed

315,000. However, this limit will not apply prior to completion of this offering and, following completion of this offering, will not apply until the earliest to occur of:

•	the first material modification of the plan;

•	the issuance of all of the shares reserved for issuance under the plan;

•	the expiration of the plan; or

•	the first meeting of our stockholders at which directors are to be elected that occurs after the close of the third calendar year following the calendar year in which this offering is consummated.

Incentive stock options must have an exercise price that is at least 100% of fair market value of our common stock on the grant date. Options intended to qualify as performance-based compensation under Section 162(m) of the Code must have an exercise price of at least 100% of the fair market value of our common stock on the date of grant. Incentive stock options granted to optionees who own more than 10% of our outstanding common stock on the date of grant must have an exercise price that is at least 110% of fair market value of our common stock on the grant date. Incentive stock options granted under the incentive award plan will expire no later than ten years after the grant date, or five years after the grant date with respect to optionees who own more than 10% of our outstanding common stock on the grant date. The purchase price, if any, of other incentive awards will be determined by the plan administrator. The incentive award plan provides that options are exercisable in whole or in part by written notice to us, specifying the number of shares being purchased and accompanied by payment of the purchase price for such shares.

The incentive award plan generally will not permit the transfer of options, but the plan administrator may provide that nonqualified stock options may be transferred pursuant to a domestic relations order or to a family member by will or the laws of decent or distribution.

In the event of certain changes in our corporate structure or capitalization, the plan administrator may make appropriate adjustments to:

•	the maximum number and class of shares issuable under the incentive award plan;

•	the number and class of shares subject to outstanding awards; and

•	the grant or exercise price of each outstanding award.

In addition, in the event of certain corporate transactions, including a change in control (as defined in the plan), each outstanding option which is not assumed by the successor corporation or its parent or subsidiary or replaced with an option to purchase shares of stock of the successor corporation or its parent or subsidiary will automatically accelerate and become exercisable in full. The plan administrator also has the authority under the incentive award plan to take certain other actions with respect to outstanding awards in the event of a corporate transaction, including provisions for the cash-out, termination, acceleration or assumption of such awards.

Our board of directors or compensation committee may at any time amend or revise the terms of the incentive award plan; provided, that without the approval of our stockholders, no amendment may increase the maximum number of shares issuable under the incentive award plan or effect any other change that would otherwise require stockholder approval under applicable law. In addition, any alteration or impairment of any outstanding award requires consent of the affected holder. The incentive award plan will terminate on the earlier of the expiration of ten years from the date that it was adopted by our board of directors or the expiration of ten years from the date it was approved by our sole stockholder.

The incentive award plan will also provide that no participant in the plan will be permitted to acquire, or will have any right to acquire, shares under the plan if such acquisition would be prohibited by the stock ownership limits contained in our charter or by any other provision thereof.

We intend to file with the SEC a Registration Statement on Form S-8 covering the shares of our common stock issuable under the incentive award plan.

Encore Credit 2001 Employee Stock Option Plan

On October 19, 2001, the board of directors and the shareholders of Encore Credit approved a stock option incentive plan to attract and retain the best available personnel for positions of substantial responsibility. The 2001 Employee Stock Option Plan provides for various types of stock options, including incentive stock options and nonstatutory stock options to directors, officers, employees and consultants of Encore Credit. Encore Credit’s board of directors determines who shall receive the award, when the options shall be granted, the number of shares subject to the options, the exercise prices and the terms and conditions of the options. The term of this plan will continue in effect until October 31, 2011, unless terminated earlier. This plan provides that the options will expire no later than ten years from the date of the grant. Any option granted under this plan is exercisable under the terms set by Encore Credit’s board of directors, however, for its employees who are not officers, the options are exercisable at a rate of at least 20% over five years from the date of the grant. In the merger, options outstanding under this plan will be assumed by ECC Capital and will be converted into options to purchase our common stock. No grants will be made under this plan after the merger.

The Executive Nonqualified Deferred Compensation Plan of Encore Credit Corp.

On December 1, 2003, Encore Credit entered into a Deferred Compensation Plan to encourage selected employees to maintain their employment with Encore Credit by providing retirement benefits. The Deferred Compensation Plan is available for Encore Credit’s key managerial employees, as determined by Encore Credit’s board of directors. Any credit made under the Deferred Compensation Plan will vest upon normal retirement date, death, disability or completion of five years of service to Encore Credit. This plan allows the deferral of up to 80% of the participant’s salary into the plan and allows Encore Credit to match or make profit sharing credits to the plan at the sole discretion of management. In connection with the merger, the Deferred Compensation Plan will be transferred to ECC Capital.

401(k) Plan

Upon completion of this offering and the merger, we intend to amend the existing 401(k) plan of Encore Credit to permit ECC Capital’s employees to participate. For some of our and Encore Credit’s employees, we may make discretionary matching contributions with respect to a portion of the contributions made by those employees.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Shareholders’ Agreement

On May 1, 2002 and October 31, 2002, Encore Credit and certain holders of Encore Credit’s Series A and Series B preferred stock, respectively, became parties to shareholders’ agreements. The shareholders’ agreements give our Chairman and Co-Chief Executive Officer, Steven G. Holder, a right of first refusal if any existing preferred shareholder proposes to transfer its preferred stock to a third party. In addition, the Series B preferred shareholders’ agreement grants Steven G. Holder, Shabi S. Asghar, our President and Co-Chief Executive Officer and a director, and Encore Credit the first option to purchase any portion of a Series B preferred shareholder’s stock if such shareholder is terminated by, or voluntarily terminates his or her employment with, Encore Credit prior to September 30, 2005. These shareholder agreements shall terminate upon the closing of this offering.

Conflicts of Interest

Mr. Holder, our Chairman of the Board and Co-Chief Executive Officer, and Mr. Kontoulis, our Executive Vice President and Director of Strategic Planning, own approximately 29.0% and 2.6%, respectively, of SFCHC, Inc., which owns all of the outstanding capital stock of Sprint Funding Corporation, or Sprint Funding, a retail mortgage lender. Sprint Funding may be a competitor of Encore Credit as we develop our retail mortgage lending operation. Encore Credit paid $525,000 and $849,000 for the nine months ended September 30, 2004 and 2003, respectively, and $1,180,000 and $750,000 for the years ended December 31, 2003 and 2002, respectively, to Sprint Funding in connection with the purchase of loans originated by Sprint Funding. Encore Credit received $75,000 and $88,000 for the nine months ended September 30, 2004 and 2003, respectively, and $112,000 and $120,000 for the years ended December 31, 2003 and 2002, respectively, from Sprint Funding for office space leased pursuant to a lease agreement dated December 21, 2001. Encore Credit further received $41,000 and $84,000 for the nine months ended September 30, 2004 and 2003, respectively, and $101,000 and $90,000 for the years ended December 31, 2003 and 2002, respectively, from Sprint Funding for services provided pursuant to a management services agreement dated February 17, 2003. In order to avoid any potential conflict, or the appearance of any conflict, Encore Credit has terminated purchases of loans from Sprint Funding and the management services agreement with Sprint Funding.

We intend to adopt policies to reduce or eliminate potential conflicts of interest. However, we cannot assure you that these policies will be successful in eliminating the influence of these conflicts.

We have a policy that, without approval of a majority of the disinterested directors, we will not:

•	acquire from or sell any asset or property to any of our directors, officers or employees, or any entity in which any of our directors, officers or employees is employed or has an interest of more than 5%;

•	make any loan to or borrow from any of our non-executive employees, or any entity in which any of our non-executive employees is employed or has an interest of more than 5%; or

•	engage in any other transaction with any of our directors, officers or employees, or any entity in which any of our directors, officers or employees is employed or has an interest of more than 5%.

Mr. Holder’s spouse has been employed by Encore Credit as an account executive since April 2002. An account executive’s primary responsibilities include promoting our mortgage products to our current and prospective customers, developing and maintaining productive working relationships with our customers, and achieving target production volumes and/or units. Mr. Holder’s wife was paid approximately $546,000 in 2002, $712,800 in 2003 and $425,200 for the nine months ended September 30, 2004 in total compensation pursuant to Encore Credit’s stated compensation structure for account executives.

Mr. Asghar’s spouse has been employed by Encore Credit as an account executive since May 2002. Mr. Asghar’s wife was paid approximately $1.1 million in 2002, $2.8 million in 2003 and $2.4 million for the nine months ended September 30, 2004 pursuant to Encore Credit’s stated compensation structure for account executives.

Encore Credit, Sprint Funding (formerly Park Place Capital), Steven Holder and Jon Daurio, a shareholder who is a former executive officer and director, are co-plaintiffs in a legal action against Christopher Lappi, a former employee of Park Place Capital. ECC Capital is not a party to this legal proceeding. There is no cross-complaint in the action. Claims against other co-defendants have been settled and dismissed. The complaint alleges that this former employee misappropriated personal, confidential and/or privileged information of Sprint Funding, Encore Credit and Messrs. Holder and Daurio and unlawfully provided this information to a litigation adversary in a litigation matter between Encore Credit and a competitor that has since been settled. The complaint alleges claims based upon trespass, conversion, computer crimes (under the California Penal Code Section 502) invasion of privacy and related matters. The complaint further alleges that, as a result of these actions by the former employee, Encore Credit, Sprint Funding and Messrs. Holder and Daurio were harmed. The matter is presently set for trial on April 11, 2005. Encore Credit has agreed to pay all legal expenses of Messrs. Holder and Daurio incurred in connection with this legal action and will be reimbursed out of the aggregate recovery, if any, awarded to Encore Credit and Messrs. Holder and Daurio. In addition, after reimbursement of expenses incurred, Encore Credit will receive 70% of the remaining aggregate recovery, if any, awarded to the plaintiffs.

Benefits to be Received by Related Parties in Connection with this Offering

Many of our executive officers and directors are also the executive officers and directors of Encore Credit. We expect that upon completion of this offering and the merger, Messrs. Holder, Asghar, Kohler, Santi, Szpytek and Lubushkin will enter into employment agreements with us. Messrs. Kohler and Santi will receive grants of stock options, as part of their compensation, to purchase at the initial public offering price, 150,000 and 250,000 shares of our common stock, respectively, and 350,000 and 125,000 shares of our restricted stock, respectively. In addition, each non-employee director will receive an initial award of non-qualified options to purchase 20,000 shares of our common stock at the initial public offering price.

Messrs. Holder and Asghar are currently guarantors under two of Encore Credit’s warehouse and repurchase facilities. As a result of this offering, the lenders under these warehouse and repurchase facilities may release Messrs. Holder and Asghar from their respective guaranty obligations under these facilities.

Prior to this offering and the merger, Encore Credit’s directors and executive officers held, in the aggregate, approximately 80% of the voting power of the outstanding shares of Encore Credit’s capital stock. Upon completion of this offering, the concurrent private placement and the merger, our directors and executive officers will own, in the aggregate, approximately 28,285,767 shares (which were issued in exchange for their ownership interests in Encore Credit) or 29.2% of our common stock (32,009,169 shares or 31.8% assuming full vesting of restricted stock and full vesting and exercise of stock options that will be awarded to such individuals), having an aggregate value of $190.9 million based upon an initial public offering price of $6.75 per share. In addition, Messrs. Holder and Asghar will be selling 2,825,630 and 1,864,063 shares, respectively, of our common stock in this offering.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as we expect it to be at December 31, 2004, assuming we have completed this offering and the merger, by:

•	each person, or “group” under the meaning of Section 13(d)(3) of the Exchange Act, known by us to be a beneficial owner of more than 5% of our outstanding common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all directors and executive officers as a group.

The amounts and percentage of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he or she has no economic interest. Unless otherwise indicated, we believe that each of the stockholders listed has sole voting and investment power with respect to their beneficially owned shares of common stock.

The percentages reflect beneficial ownership as determined under Rule 13d-3 under the Exchange Act and are based on 99,745,871 shares of common stock outstanding at December 31, 2004, assuming we have completed this offering, the concurrent private placement and the merger and no exercise of the over-allotment option. The number of shares held by each stockholder includes the shares of common stock underlying options held by such stockholder that are exercisable within 60 days of December 31, 2004, but excludes the shares of common stock underlying options held by any other stockholder. The table assumes that the underwriters’ over-allotment option is not exercised and excludes any shares purchased in this offering by the respective beneficial owners. The address of each of the listed stockholders is ECC Capital Corporation, 1833 Alton Parkway, Irvine, California 92606.

	Shares of Encore Credit Common Stock owned prior to this Offering and the Merger		Shares of Common Stock owned prior to this Offering and after the Merger		Number of Shares of Common Stock to be Sold in this Offering	Shares of Common Stock after this Offering and the Merger
Name of Beneficial Owner			Number of Shares(1)	Percent		Number of Shares	Percent
Directors and Named Executive Officers:
Steven G. Holder	17,042,139	(2)(4)	20,162,180	46.8%	2,825,630	17,336,550	17.5%
Shabi S. Asghar	11,475,205	(3)(4)	13,576,063	31.4	1,864,063	11,712,000	11.8
John Kohler	—		—	—	—	—	—
John Kontoulis	540,369	(5)	639,299	1.5	—	639,299	0.6
Roque A. Santi	—		—	—	—	—	—
Steven Szpytek	627,671	(6)	742,584	1.7	—	742,584	0.7
James R. Brazil	527,215	(7)	623,736	1.4	—	623,736	0.6
Douglas Ingram	—		—	—	—	—	—
William Jacoby	—		—	—	—	—	—
James Rollans	—		—	—	—	—	—
All executive officers and directors as a group (10 persons)	30,212,599	(8)	35,743,862	82.8	4,689,693	31,054,169	31.2

(1)	Denotes shares of ECC Capital common stock calculated at the ratio of 1.183 shares of ECC Capital common stock for every one share of Encore Credit common stock converted.
(2)	Includes 1,250,000 shares of common stock issuable pursuant to options exercisable within 60 days of December 31, 2004; and 1,250,000 shares of common stock issuable upon exercise of outstanding warrants.
(3)	Includes 1,300,000 shares of common stock issuable pursuant to options exercisable within 60 days of December 31, 2004; includes 10,000 shares of common stock issuable pursuant to options exercisable by Mr. Asghar’s spouse within 60 days of December 31, 2004.
(4)	Messrs. Holder and Asghar will be selling 2,825,630 and 1,864,063 shares, respectively, of our common stock in this offering.
(5)	Includes 370,000 shares of common stock issuable pursuant to options exercisable within 60 days of December 31, 2004.
(6)	Includes 120,000 shares of common stock issuable pursuant to options exercisable within 60 days of December 31, 2004.
(7)	Includes 467,215 shares of common stock held by the Brazil Family Trust, of which Mr. Brazil is trustee; and also includes 60,000 shares of common stock issuable pursuant to options exercisable within 60 days of December 31, 2004.
(8)	Includes 3,110,000 shares of common stock issuable pursuant to options exercisable within 60 days of December 31, 2004; and also includes 1,250,000 shares of common stock issuable upon exercise of outstanding warrants.

DESCRIPTION OF STOCK

The following summary description of our capital stock is subject to and qualified in its entirety by reference to our charter and our bylaws, copies of which will be available prior to the closing of this offering from the underwriters upon request. See “Where You Can Find More Information.” Certain provisions of our charter and bylaws will be amended in connection with our reorganization as of the closing of this offering. The information set forth in the summary below describes the terms of our capital stock upon completion of the merger and after the closing of this offering.

General

Immediately prior to the merger, our charter will be amended and restated to provide that we may issue up to 200,000,000 shares of common stock and 20,000,000 shares of preferred stock, both having a par value of $0.001 per share. Maryland law provides that stockholders are generally not personally liable for any of our obligations solely as a result of that stockholder’s status as a stockholder. Following the merger, the only class of our capital stock that will be outstanding is our common stock. As of December 31, 2004, there was one holder of record of ECC Capital common stock, 35 holders of record of Encore Credit’s Series A preferred stock, 13 holders of record of Encore Credit’s Series B preferred stock, and 27 holders of record of Encore Credit common stock. Immediately after the merger (and not including shares of our common stock to be issued in this offering and the concurrent private placement), ECC Capital will have 54 holders of record of ECC Capital common stock.

Common Stock

Subject to the provisions of our charter regarding restrictions on the transfer and ownership of shares of common stock and the terms of any other class of stock, each outstanding share of common stock will entitle the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as provided with respect to any other class or series of shares of our stock, the holders of our common stock will possess the exclusive voting power. There will be no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock, voting as a single class, can elect all of the directors then standing for election.

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter, unless a lesser percentage (but not less than a majority of all the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Our charter will provide for approval by a majority of all the votes entitled to be cast on the matter for the matters described in this paragraph, except that the amendment of certain specified provisions in the charter pertaining to the removal of directors and the restrictions on ownership and transfer requires the affirmative vote of at least two-thirds of the votes entitled to be cast. Maryland law permits a corporation to transfer all or substantially all of its assets without the approval of the stockholders of the corporation to one or more persons if all of the equity interest of the person or persons are owned, directly or indirectly, by the corporation. Maryland law also does not require approval of the stockholders of a parent corporation to sell all or substantially all of the assets of a subsidiary entity or for that subsidiary to merge. Because operating assets may be held by a corporation’s subsidiaries, this may mean that a subsidiary may be able to merge or sell all or substantially all of its assets without a vote of the corporation’s stockholders. Maryland law also permits the merger of a 90% or more owned subsidiary with or into its parent corporation without stockholder approval if (i) the charter of the successor in the merger is not amended other than to change its name, the name or other designation or the par value of any class or series of its stock or the aggregate par value of its stock and (ii) the contract rights of any stock in the successor issued in the merger in exchange for stock of the other corporation participating in the merger are identical to the contract rights of the stock for which it was exchanged.

Holders of shares of our common stock will be entitled to receive distributions when authorized by our board of directors out of assets legally available for the payment of distributions. Our stockholders also will be entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up, after payment of or adequate provision for all of our known debts and liabilities. The rights described in this paragraph are subject to the preferential rights of any other class or series of our stock and to the provisions of our charter regarding restrictions on transfer of our stock.

Holders of shares of our common stock will have no preference, conversion, exchange, sinking fund or redemption rights and will have no preemptive rights to subscribe for any of our securities. Subject to the restrictions on transfer and ownership of our capital stock contained in our charter and to the ability of our board of directors to create additional classes of common stock with differing rights from the existing common stock, all shares of our common stock will have equal dividend, liquidation and other rights.

Our charter authorizes our board of directors to classify and reclassify any unissued shares of our common stock into other classes or series of our stock (including preferred stock), to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such class or series.

Preferred Stock

Our charter will authorize our board of directors to reclassify any unissued shares of common stock into preferred stock, to classify any unissued shares of preferred stock and to reclassify any previously classified but unissued shares of any class or series of preferred stock previously authorized by our board of directors. Prior to the issuance of shares of each class or series of preferred stock, our board of directors will be required by Maryland law and our charter to fix the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, our board of directors could authorize the issuance of shares of preferred stock with terms and conditions, which could have the effect of delaying, deferring or preventing a transaction or a change of control that might involve a premium price for holders of our common stock or otherwise be in their best interest. As of the closing of this offering, no shares of our preferred stock will be outstanding and we have no present plans to issue any preferred stock.

Power to Issue Additional Shares of Common Stock and Preferred Stock

We believe that the power of our board of directors to issue additional authorized but unissued shares of our common stock or preferred stock, which may have rights senior to the common stock, and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to cause us to issue such classified or reclassified shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. Although our board of directors has no intention at the present time of doing so, it could authorize us to issue a class or series that could, depending upon the terms of such class or series, delay, defer or prevent a transaction or a change in control of us that might involve a premium price for holders of our common stock or otherwise be in their best interest.

Restrictions on Ownership and Transfer

In order for us to qualify as a REIT under the Code, our stock must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). Our charter contains restrictions on the ownership and transfer of our stock that are intended to assist us in complying with these requirements and continuing to qualify as a REIT. The relevant sections of our charter provide that, subject to the exceptions described below, no person or entity may own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 5.6% (by value or by number of shares, whichever is more restrictive) of the outstanding shares of our common stock or more than 5.6% of the value of our outstanding capital stock. We refer to these restrictions as the “common stock ownership limit” and the “aggregate stock ownership limit,” respectively. A person or entity that becomes subject to the common stock ownership limit or the aggregate stock ownership limit by virtue of a violative transfer that results in a transfer to a trust, as set forth below, is referred to as a “purported beneficial transferee” if, had the violative transfer been effective, the person or entity would have been a record owner and constructive owner or solely a constructive owner of our common stock or capital stock, as applicable, or is referred to as a “purported record transferee” if, had the violative transfer been effective, the person or entity would have been solely a record owner of our common stock or capital stock, as applicable.

The constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the ownership of less than 5.6% of our common stock or outstanding capital stock (or the acquisition of an interest in an entity that owns, actually or constructively, our common stock or capital stock, as applicable) by an individual or entity, could, nevertheless cause that individual or entity, or another individual or entity, to own constructively in excess of 5.6% of our outstanding common stock or capital stock, as applicable and thereby subject such stock to the applicable ownership limit.

Our board of directors may, in its sole discretion, waive the common stock ownership limit or aggregate stock ownership limit with respect to a particular stockholder if it:

•	determines that, except as discussed below, such ownership will not cause any individual’s actual or constructive ownership of shares of our capital stock to violate the aggregate stock ownership limit and, in each case, that any exemption from the applicable ownership limit will not jeopardize our status as a REIT; and

•	determines that such stockholder does not and will not own, actually or constructively, an interest in a tenant of ours (or a tenant of any entity owned in whole or in part by us) that would cause us to own, actually or constructively, more than a 9.8% interest (as set forth in Section 856(d)(2)(B) of the Code) in such tenant or that any such ownership would not cause us to fail to qualify as a REIT under the Code.

As a condition of such waiver, our board of directors may require an opinion of counsel or IRS ruling satisfactory to our board of directors, and/or representations or undertakings from the applicant with respect to preserving our REIT status.

In connection with this offering, based on certain representations and covenants from Steven G. Holder and Shabi S. Asghar, our board of directors will waive the common stock ownership limit and aggregate stock ownership limit with respect to the shares of our common stock actually or constructively owned by each of Steven G. Holder and Shabi S. Asghar, together with each of their respective affiliates, as of the date of this offering, which ownership will represent 19.58% and 12.92%, respectively, of our outstanding common stock, respectively. This waiver will also apply to shares of our common stock constructively owned by other persons or entities as a result of Steven G. Holder or Shabi S. Asghar’s actual or constructive ownership of our common stock. However, if an individual or entity constructively owns shares of our common stock as a result of Steven G. Holder or Shabi S. Asghar’s actual or constructive ownership of our common stock and also by another means (for example, through direct ownership), shares of our capital stock actually or constructively owned by such individual or entity that are not subject to the waiver discussed above will be subject to the ownership and transfer restrictions in our charter and, for purposes of determining the amount of our stock owned by such individual or entity, stock actually or constructively owned by Steven G. Holder and Shabi S. Asghar will be taken into account.

In connection with the waiver of the common stock ownership limit or aggregate stock ownership limit or at any other time, our board of directors may increase the common stock ownership limit or aggregate stock ownership limit, as applicable, for one or more persons or entities and decrease the common stock ownership limit or aggregate stock ownership limit, as applicable, for all other persons and entities; provided, however, that the decreased common stock ownership limit or aggregate stock ownership limit will not be effective for any person or entity whose percentage ownership in our stock is in excess of such decreased ownership limit until such time as such person’s or entity’s percentage of our common stock or capital stock, as applicable, equals or falls below the decreased common stock ownership limit or aggregate stock ownership limit, as applicable; but any further acquisition of our common stock or capital stock, as applicable, in excess of such percentage ownership will be in violation of the applicable ownership limit. Additionally, the new ownership limit, as applicable, may not allow five or fewer stockholders to actually or constructively own more than 49.5% in value of our outstanding capital stock.

Our charter provisions further prohibit:

•	any person from actually or constructively owning shares of our stock that would result in us being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT; and

•	any person from transferring shares of our common stock if such transfer would result in shares of our stock being owned by fewer than 100 persons (determined without reference to any rules of attribution).

In addition, our charter generally prohibits the following entities from owning our shares: the United States; any state or political subdivision thereof; any foreign government; any international organization, any agency or instrumentality of any of the foregoing; any other tax-exempt organization, other than a farmer’s cooperative described in section 521 of the Code, that is exempt both from income taxation and from taxation under the unrelated business taxable income provisions of the Code, and any rural electrical or telephone cooperative. Our charter permits our board of directors to permit such an entity to own our shares if the entity agrees to indemnify us for any tax we are required to pay as a result of such ownership or we receive an opinion of tax counsel or IRS ruling to the effect that we will not be required to pay tax as a result of such entity’s ownership of our shares.

Any person who acquires or attempts or intends to acquire actual or constructive ownership of shares of our stock that will or may violate any of the foregoing restrictions on transferability and ownership will be required to give notice immediately to us and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT. The foregoing provisions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

Pursuant to our charter, if any purported transfer of our stock or any other event would otherwise result in any person violating the ownership limits or such other limit as established by our board of directors or would result in us being “closely held” under Section 856(h) of the Code or otherwise failing to qualify as a REIT, then that number of shares in excess of the applicable ownership limit or restriction or causing us to be “closely held” or otherwise to fail to qualify as a REIT (rounded up to the nearest whole share) will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. Any dividend or other distribution paid to the purported record transferee, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand for distribution to the beneficiary of the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limit or our being “closely held” or otherwise failing to qualify as a REIT, then our charter provides that the transfer of the shares in excess of the ownership limit will be void. If any transfer would result in shares of our stock being owned by fewer than 100 persons, then any such purported transfer will be void and of no force or effect.

Shares of our stock transferred to the trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (1) the price paid by the purported record transferee for the shares (or, if the event which resulted in the transfer to the trust did not involve a purchase of such shares of our stock at market price, the last reported sales price reported on the NYSE on the trading day immediately preceding the day of the event which resulted in the transfer of such shares of our stock to the trust) and (2) the market price on the date we accept, or our designee accepts, such offer. We have the right to accept such offer until the trustee has sold the shares of our stock held in the trust pursuant to the clauses discussed below. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates and the trustee must distribute the net proceeds of the sale to the purported record transferee and any dividends or other distributions held by the trustee with respect to such stock will be paid to the charitable beneficiary.

If we do not buy the shares, the trustee must, within 20 days of receiving notice from us of the transfer of shares to the trust, sell the shares to a person or entity designated by the trustee who could own the shares without violating the common stock ownership limit and the aggregate stock ownership limit or such other limit as established by our board of directors. After that, the trustee must distribute to the purported record transferee an amount equal to the lesser of (1) the price paid by the purported record transferee or owner for the shares (or, if the event which resulted in the transfer to the trust did not involve a purchase of such shares at market price, the last reported sales price reported on the NYSE on the trading day immediately preceding the day of the event which resulted in the transfer of such shares of our stock to the trust) and (2) the sales proceeds (net of commissions and other expenses of sale) received by the trustee for the shares. Any net sales proceeds in excess of the amount payable to the purported record transferee will be immediately paid to the charitable beneficiary, together with any dividends or other distributions thereon. In addition, if prior to discovery by us that shares of our stock have been transferred to a trust, such shares of stock are sold by a purported record transferee, then such shares shall be deemed to have been sold on behalf of the trust and to the extent that the purported record transferee received an amount for or in respect of such shares that exceeds the amount that such purported record transferee was entitled to receive, such excess amount shall be paid to the trustee upon demand. The purported beneficial transferee or purported record transferee has no rights in the shares held by the trustee.

The trustee shall be designated by us and shall be unaffiliated with us and with any purported record transferee or purported beneficial transferee. Prior to the sale of any shares in excess of the common stock ownership limit or aggregate stock ownership limit by the trust, the trustee will receive, in trust for the beneficiary, all dividends and other distributions paid by us with respect to the shares in excess of the applicable ownership limit, and may also exercise all voting rights with respect to such shares. Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee shall have the authority, at the trustee’s sole discretion:

•	to rescind as void any vote cast by a purported record transferee prior to our discovery that the shares have been transferred to the trust; and

•	to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.

However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote. In addition, if our board of directors or other permitted designees determine in good faith that a proposed transfer would violate the restrictions on ownership and transfer of our stock set forth in our charter, our board of directors or other permitted designees will take such action as it deems or they deem advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing the company to redeem shares of stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

Any beneficial owner or constructive owner of shares of our stock and any person or entity (including the stockholder of record) who is holding shares of our stock for a beneficial owner must, on request, provide us with a completed questionnaire containing the information regarding their ownership of such shares, as set forth in the applicable Treasury regulations. In addition, any person or entity that is a beneficial owner or constructive owner of shares of our stock and any person or entity (including the stockholder of record) who is holding shares of our stock for a beneficial owner or constructive owner shall, on request, be required to disclose to us in writing such information as we may request in order to determine the effect, if any, of such stockholder’s actual and constructive ownership of shares of our stock on our status as a REIT and to ensure compliance with the common stock ownership limit and the aggregate stock ownership limit, or as otherwise permitted by our board of directors.

All certificates representing shares of our common stock bear a legend referring to the restrictions described above.

These ownership limits could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for our stock or otherwise be in the best interest of our stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for shares of our common stock is Wells Fargo Shareowner Services.

CERTAIN PROVISIONS OF MARYLAND LAW AND OUR CHARTER AND BYLAWS

The following description of certain provisions of Maryland law and of our charter and bylaws is only a summary. For a complete description, we refer you to the applicable Maryland law, our charter and our bylaws. See “Where You Can Find More Information” for how to obtain copies of our charter and our bylaws.

Number of Directors; Vacancies

Our bylaws will provide that the number of our directors may be established by a majority of the entire board of directors but may not be fewer than one as required by the MGCL or more than fifteen. Our charter provides that, at such time as we have a class of equity securities registered under the Exchange Act and at least three independent directors, if we so elect, (a) any vacancy will be filled, at any regular meeting or at any special meeting called for that purpose, by a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and (b) an individual elected to fill a vacancy will serve for the remainder of the full term of the class in which the vacancy occurred.

Removal of Directors

Our charter will provide that a director may be removed only for cause and then upon the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors. Absent removal of all of our directors, this provision, when coupled with the provision in our bylaws authorizing our board of directors to fill vacant directorships, may preclude stockholders from removing incumbent directors and filling the vacancies created by such removal with their own nominees.

Business Combinations

Maryland law prohibits “business combinations” between us and an interested stockholder or an affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. Maryland law defines an interested stockholder as:

•	any person or entity who beneficially owns 10% or more of the voting power of our stock; or

•	an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding voting stock.

A person is not an interested stockholder if our board of directors approves in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, our board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by our board of directors.

After the five-year prohibition, any business combination between us and an interested stockholder generally must be recommended by our board of directors and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of our then outstanding shares of voting stock; and

•	two-thirds of the votes entitled to be cast by holders of our voting stock other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or stock held by an affiliate or associate of the interested stockholder.

These super majority vote requirements do not apply if our common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its stock.

The statute permits various exemptions from its provisions, including business combinations that are approved by our board of directors before the time that the interested stockholder becomes an interested stockholder.

Our board of directors has adopted a resolution exempting our company from the provisions of Maryland law relating to business combinations. However, such resolution can be altered or repealed, in whole or in part, at any time by our board of directors.

Control Share Acquisitions

Maryland law provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights unless approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror or by officers or directors who are our employees are excluded from the shares entitled to vote on the matter. “Control shares” are voting shares that, if aggregated with all other shares of stock owned by the acquiring person, or in respect of which the acquiring person is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiring person to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel our board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, we may present the question at any stockholders’ meeting.

If voting rights are not approved at the stockholders’ meeting or if the acquiring person does not deliver an acquiring-person statement as required by Maryland law, then, subject to certain conditions and limitations, we may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value. Fair value is determined without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of the shares were considered and not approved. If voting rights for control shares are approved at a stockholders’ meeting and the acquiror may vote a majority of the shares entitled to vote as a result, then all other stockholders will be entitled to exercise appraisal rights. The fair value of the shares for purposes of these appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if we are a party to the transaction, nor does it apply to acquisitions approved by or exempted by our charter or bylaws.

Our bylaws contain a provision exempting any and all acquisitions of shares of our capital stock by any person from the control shares provisions of Maryland law. Nothing prevents our board of directors from amending or repealing this provision in the future.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all five of the following provisions:

•	a classified board;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the directors;

•	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred; and

•	a majority requirement for the calling of a special meeting of stockholders.

We have elected in our charter that, once we satisfy the conditions described above, if we so elect, and except as may be provided by our board of directors in setting the terms of any class or series of stock, vacancies on our board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum. Through provisions in our charter and bylaws unrelated to Subtitle 8, we already (a) require a two-thirds vote for the removal of any director from the board, (b) vest in the board the exclusive power to fix the number of directorships and (c) require, unless called by our chairman of the board, our president, our chief executive officer or our board of directors, the request of holders of a majority of outstanding shares to call a special meeting.

Amendment of Charter

Under Maryland law, a Maryland corporation generally cannot amend its charter unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage, but not less than a majority of all the votes entitled to be cast on the matter, is set forth in the corporation’s charter. Our charter will provide for approval by a majority of all the votes entitled to be cast on the matter for the matters described in this paragraph other than the amendment of certain specific provisions in the charter pertaining to the removal of directors and the restrictions on ownership and transfer, which require the affirmative vote of at least two-thirds of the votes entitled to be cast.

Limitation of Liability and Indemnification

Our charter will limit the liability of our directors and officers for money damages in suits by us or in our right or by the stockholders, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	a final judgment based upon a finding of active and deliberate dishonesty by the director that was material to the cause of action adjudicated.

Our charter will authorize us to obligate our company and our bylaws will require us, to the maximum extent permitted by Maryland law, to indemnify any person who is or was a party to, or is threatened to be made a party to, any threatened or pending proceeding by reason of the fact that such person is or was a director or officer of our company, or while a director or officer of our company is or was serving, at our request, as a director, officer, agent, partner or trustee of another corporation, partnership, joint venture, limited liability company, trust, real estate investment trust, employee benefit plan or other enterprise. To the maximum extent permitted by Maryland law, the indemnification provided for in our charter and bylaws shall include expenses (including attorney’s fees), judgments, fines and amounts paid in settlement and any such expenses may be paid or reimbursed by us in advance of the final disposition of any such proceeding. Our bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of us in any of the capacities described above and to any employee or agent of us or a predecessor of us.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, against reasonable expenses incurred in the defense of any proceeding to which he is made a party by reason of his service in that capacity. Maryland law will permit us to indemnify our present and former directors and officers against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding unless:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of a criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, Maryland law will prohibit us from indemnifying our present and former directors and officers for an adverse judgment in an action by us or in our right or if the director or officer was adjudged to be liable for an improper personal benefit unless, in either case, a court orders indemnification, and then only for expenses. Maryland law will require us, as a condition to advancing expenses, to obtain:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification; and

•	a written undertaking by him or her or on his or her behalf to repay the amount reimbursed by us if the standard of conduct is not met.

Operations

We generally will be prohibited by our charter from engaging in certain activities, including acquiring or holding property or engaging in any activity that would cause us to fail to qualify as a REIT.

Dissolution

Pursuant to our charter, and subject to the provisions of any of our classes or series of shares of stock then outstanding and the approval by a majority of the entire board of directors, our stockholders, at any meeting thereof, by the affirmative vote of a majority of all of the votes entitled to be cast on the matter, may approve our dissolution.

Meetings of Stockholders

Under our bylaws, annual meetings of stockholders are to be held upon reasonable notice and not less than 60 days after delivery of our annual report as determined by our board of directors. Special meetings of stockholders may be called only by our board of directors, by the chairman of our board of directors, by our chief executive officer, by our president or by our secretary upon the written request of the holders of common stock entitled to cast not less than a majority of all votes entitled to be cast at such meeting. Only matters set forth in the notice of the special meeting may be considered and acted upon at such a meeting.

Advance Notice of Director Nominations and New Business

Our bylaws will provide that, with respect to an annual meeting of stockholders, nominations of individuals for election to our board of directors and the proposal of business to be considered by stockholders at the annual meeting may be made only:

•	pursuant to our notice of the meeting;

•	by our board of directors; or

•	by a stockholder who was a stockholder of record both at the time of the giving of notice by the stockholder as required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting and who has complied with the advance notice procedures set forth in our bylaws.

With respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting of stockholders and nominations of individuals for election to our board of directors may be made only:

•	pursuant to our notice of the meeting;

•	by our board of directors; or

•	provided that our board of directors has determined that directors shall be elected at such meeting, by a stockholder who was a stockholder of record both at the time of the giving of notice by the stockholder as required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting and who has complied with the advance notice provisions set forth in, our bylaws.

The purpose of requiring stockholders to give advance notice of nominations and other proposals is, to afford our board of directors the opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposals and, to the extent considered necessary by our board of directors, to inform stockholders and make recommendations regarding the nominations or other proposals. The advance notice procedures also permit a more orderly procedure for conducting our stockholder meetings. Although our bylaws will not give our board of directors the power to disapprove timely stockholder nominations and proposals, they may have the effect of precluding a contest for the election of directors or proposals for other action if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors to our board of directors or to approve its own proposal.

Possible Anti-Takeover Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws

The business combination and control share acquisition provisions of Maryland law (if the applicable resolutions of our board of directors or provision in our bylaws, as the case may be, are rescinded), the provisions of our charter on the removal of directors and the restrictions on the transfer of shares of capital stock, and the advance notice provisions of our bylaws could have the effect of delaying, deterring or preventing a transaction or a change in the control that might involve a premium price for holders of shares of our common stock or might otherwise be in their best interest. Once we have a class of equity securities registered under the Exchange Act and at least three independent directors, our board of directors can elect to opt in to any or all of the “unsolicited takeovers” provisions of Subtitle 8 of Title 3 of the MGCL, which will permit our board of directors, without stockholder approval and regardless of what is provided in our charter or bylaws, to implement takeover defenses that we may not yet have.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, the concurrent private placement and the merger, we will have 97,452,468 shares of our common stock outstanding, which includes 40,406,108 shares of common stock that will be issued to Encore Credit shareholders in connection with the merger described under “Our Structure and Formation Transactions.” We will also have reserved 7,743,892 shares of common stock for issuance under our equity incentive plans and awards and grants relating to 5,073,892 of those shares will be outstanding as of this offering, the concurrent private placement and the merger. In addition, Milestone Advisors LLC will receive 131,250 shares of restricted stock (equal to 0.25% of the gross proceeds of this offering, excluding those shares sold by the selling stockholders) upon completion of this offering. An affiliate of Friedman, Billings, Ramsey & Co., Inc. is expected to purchase purchase $25 million of our common stock in a concurrent private placement at a per share price equal to the initial public offering price, less the underwriting discount.

The 57,189,693 shares to be sold in this offering and any shares sold upon exercise of the underwriters’ over-allotment option will be freely tradable without restriction or further registration under the Securities Act. The (1) 40,406,108 shares of our common stock issued in our acquisition of Encore Credit, (2) the 131,250 shares of restricted stock issuable to Milestone Advisors LLC, (3) the $25 million of our common stock purchased by an affiliate of Friedman, Billings, Ramsey & Co., Inc. in the concurrent private placement, and (4) the 475,000 shares of restricted stock issuable to Messrs. Kohler and Santi will be “restricted” securities under the meaning of Rule 144 of the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including exemptions contained in Rule 144. The shares of common stock and stock options that will be issued under our equity incentive plan before this offering will be considered “restricted securities” (as defined under Rule 144) and also may only be resold pursuant to an effective registration statement or exemption from registration, such as under Rule 701. The general provisions of Rule 701 are described below.

Lock-Up Agreements

Our executive officers, directors and substantially all of our securityholders who collectively own 34,546,815 shares of our common stock in the aggregate following completion of this offering, the concurrent private placement and the merger have agreed with the underwriters, that for a period of 180 days after the date of this prospectus, subject to certain exceptions, they will not

•	offer, pledge, sell, loan or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock owned by such officer, director or securityholder, or enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition or to enter into any transaction, swap or arrangement, or

•	make any demand for or exercise any right with respect to, the registration of our common stock or any securities convertible or exercisable or exchangeable for our common stock without in each case the prior written consent of Friedman, Billings, Ramsey & Co., Inc.

We have also agreed with the underwriters, for a period of 180 days after the date of this prospectus, subject to certain exceptions, not to offer, sell, pledge, contract to sell or otherwise dispose of or transfer, directly or indirectly, any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock, or file any registration statement with the SEC (except a registration statement on Form S-8 relating to our stock plan), without the prior written consent of Friedman, Billings, Ramsey & Co., Inc., except that we may make grants of stock options or stock awards under our stock plan and issue shares upon exercise of those options and we may issue shares of our common stock or securities convertible into or exchangeable for shares of our common stock in connection with acquisitions of any asset of another company or any joint venture; provided that such securities sold or otherwise disposed of in such acquisitions or joint ventures shall not exceed in the aggregate 10% of our common stock to be outstanding immediately upon completion of this offering and the merger. The 180-day lock up period may be extended for up to 18 calendar days where we announce or pre-announce earnings or material news or a material event within 17 days prior to, or approximately 16 days after, the termination of the 180-day period. Friedman, Billings, Ramsey & Co., Inc. may, in its discretion and at any time without notice, release all or any portion of the securities subject to these agreements.

We expect that we will enter into a lock-up agreement with an affiliate of Friedman, Billings, Ramsey & Co., Inc. relating to $25 million of our common stock to be purchased by such affiliate in the concurrent private placement at a per share price equal to the initial public offering price less the underwriting discount.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after this offering, a person who owns shares that were purchased from us or any affiliate of ours at least one year previously, including a person who may be deemed an affiliate, is entitled to sell within any 3 month period an amount that cannot exceed the greater of:

•	1% of the then outstanding common stock; or

•	the average weekly trading volume of the common stock on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Any person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who owns securities within the definition of “restricted securities” under Rule 144 that were purchased from us or any of our affiliates at least two years previously, would be entitled to sell those shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

Registration Rights

We have agreed to file a shelf registration statement with the SEC on the first anniversary of the closing of this offering, and thereafter use our best efforts to have the registration statement declared effective covering the (1) 131,250 shares of restricted stock issuable to Milestone Advisors LLC and (2) the $25 million of our common stock to be purchased by an affiliate of Friedman, Billings, Ramsey & Co., Inc. in the concurrent private placement.

Rule 701

Rule 701 may be relied upon with respect to the resale of securities originally issued by us pursuant to a written compensatory benefit plan to our employees, directors or officers prior to this offering. In addition, the SEC has indicated that Rule 701 will apply to the typical stock options granted by an issuer before it becomes a public company, along with the shares acquired upon exercise of those options, including exercises after the date of this offering. Securities issued in reliance on Rule 701 are restricted securities and, subject to the “lock-up” agreements described above, beginning 90 days after the date of this prospectus, may be sold by:

•	persons other than affiliates, in ordinary brokerage transactions; and

•	affiliates under Rule 144 without compliance with the one-year holding requirement.

For a description of certain restrictions on transfers of our common stock held by certain of our stockholders, see “Description of Stock—Restrictions on Ownership and Transfer.”

FEDERAL INCOME TAX CONSIDERATIONS

The following summary of certain federal income tax considerations regarding our company and this offering of our common stock is based on current law, including:

•	the Code;

•	current, temporary and proposed Treasury regulations promulgated under the Code;

•	the legislative history of the Code;

•	current administrative interpretations and practices of the IRS; and

•	court decisions;

in each case, as of the date of this prospectus. In addition, the administrative interpretations and practices of the IRS include its practices and policies as expressed in private letter rulings that are not binding on the IRS except with respect to the particular taxpayers who requested and received those rulings. Future legislation, Treasury regulations, administrative interpretations and practices and/or court decisions may adversely affect the tax considerations described in this prospectus. Any such change could apply retroactively to transactions preceding the date of the change. We have not requested and do not intend to request a ruling from the IRS that we qualify as a REIT, and the statements in this prospectus are not binding on the IRS or any court. Thus, we can provide no assurance that the tax considerations contained in this summary will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. This summary does not discuss any state, local or foreign tax consequences associated with the acquisition, ownership, sale or other disposition of our common stock or our election to be taxed as a REIT. For purposes of this discussion, references to “our company” and “we” refer to ECC Capital.

Taxation of Our Company

General. ECC Capital was formed by Encore Credit on April 1, 2004, as its wholly-owned subsidiary, and Encore Credit caused ECC Capital to form a wholly-owned subsidiary, ECC Merger Sub, a California corporation for the sole purpose of effecting the corporate reorganization. Concurrently with this offering, ECC Merger Sub will merge with and into Encore Credit, with Encore Credit remaining as the surviving entity in a transaction intended to qualify as a reorganization under Section 368(a) of the Code. Following this merger, Encore Credit will become our wholly-owned subsidiary.

We intend to elect to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ending December 31, 2005. We believe that we have been organized and have operated in a manner that will allow us to qualify for taxation as a REIT under the Code commencing with our taxable year ending December 31, 2005, and we intend to continue to be organized and operate in this manner. However, qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code, including through actual annual results of operations, asset diversification, distribution levels and diversity of stock ownership. Accordingly, no assurance can be given that we will be organized or able to operate in a manner so as to qualify or remain qualified as a REIT. See “—Failure to Qualify.”

The provisions of the Code that relate to the qualification and operation as a REIT are highly technical and complex. The following sets forth the material aspects of the sections of the Code that govern the federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, relevant rules and regulations promulgated under the Code, and administrative and judicial interpretations of the Code and these rules and regulations.

Latham & Watkins LLP has acted as our tax counsel in connection with this offering of our common stock and our election to be taxed as a REIT. Latham & Watkins LLP has rendered an opinion to us to the effect that commencing with our taxable year ending December 31, 2005, we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT, and our proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion was based on various assumptions and representations as to factual matters, including representations made by us in a factual certificate provided by one of our officers. Latham & Watkins LLP has no obligation to update its opinion subsequent to its date. In addition, this opinion was based upon our factual representations set forth in this prospectus. Moreover, our qualification and taxation as a REIT depends upon our ability to meet the various qualification tests imposed under the Code discussed below, including through annual results of operations, asset diversification and diversity of stock ownership, the results of which have not been and will not be reviewed by Latham & Watkins LLP. Accordingly, no assurance can be given that our actual results of operation for any particular taxable year will satisfy those requirements. Further, the anticipated income tax treatment described in this prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. See “—Failure to Qualify.”

Provided we qualify for taxation as a REIT, we generally will not be required to pay federal corporate income taxes on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” that generally results from investment in a C-corporation. A C-corporation generally is required to pay full corporate-level tax. Double taxation generally means taxation that occurs once at the corporate-level when income is earned and once again at the stockholder level when the income is distributed. We will, however, be required to pay federal income tax as follows:

•	First, we will be required to pay tax at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

•	Second, we may be required to pay the “alternative minimum tax” on our items of tax preference under some circumstances.

•	Third, if we have (1) net income from the sale or other disposition of “foreclosure property” which is held primarily for sale to customers in the ordinary course of business or (2) other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. Foreclosure property generally is defined as property we acquired through foreclosure or after a default on a loan secured by the property or a lease of the property.

•	Fourth, we will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other taxable dispositions of property, including loans, held primarily for sale to customers in the ordinary course of business, other than foreclosure property.

•	Fifth, if we fail to satisfy the 75% or 95% gross income test, as described below, but have otherwise maintained our qualification as a REIT because certain other requirements are met, we will be required to a pay a tax equal to (1) the greater of (A) the amount by which 75% of our gross income exceeds the amount qualifying under the 75% gross income test, and (B) the amount by which 95% of our gross income exceeds the amount qualifying under the 95% gross income test, multiplied by (2) a fraction intended to reflect our profitability.

•	Sixth, if we fail to satisfy any of the REIT asset tests, as described below, by more than a de minimis amount, due to reasonable cause and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets.

•	Seventh, if we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a violation of the REIT gross income tests or certain violations of the asset tests described below) and the violation is due to reasonable cause, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.

•	Eighth, we will be required to pay a 4% excise tax to the extent we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain net income for the year, and (3) any undistributed taxable income from prior periods.

•	Ninth, if we acquire any asset from a corporation that is or has been a C-corporation in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C-corporation (a “carry-over basis transaction”), and we subsequently recognize gain on the disposition of the asset during the ten-year period beginning on the date on which we acquired the asset, then we will be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of (1) the fair market value of the asset over (2) our adjusted basis in the asset, in each case determined as of the date on which we acquired the asset. The results described in this paragraph with respect to the recognition of gain assume that the C-corporation will refrain from making an election to receive different treatment under existing Treasury regulations on its tax return for the year in which we acquire an asset from the C-corporation. We will not be treated as acquiring the assets of Encore Credit in a carry-over basis transaction because we will make an election to treat Encore Credit as a taxable REIT subsidiary as of the closing date of this offering. See “—Taxation of Our Company—Ownership of Interests in Taxable REIT Subsidiaries” below.

•	Tenth, we will be required to pay a 100% tax on any “redetermined rents,” “redetermined deductions” or “excess interest.” In general, redetermined deductions and excess interest generally represent amounts that are deducted by a taxable REIT subsidiary of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations. Redetermined rents are rents from real property that are overstated as a result of services furnished to any of our tenants by a “taxable REIT subsidiary” of ours.

•	Eleventh, with respect to a residual interest in a real estate mortgage investment conduit, or REMIC, the ownership of which is attributed to us or to a REIT in which we own an interest, we may be required to pay tax at the highest corporate rate on the amount of any excess inclusion income for the taxable year allocable to the percentage of our shares that are held by “disqualified organizations.” Although the law is unclear, similar rules may apply if we own an equity interest in a taxable mortgage pool. To the extent that we own a REMIC residual interest or a taxable mortgage pool through a taxable REIT subsidiary, we will not be required to pay this tax. For a definition of “excess inclusion income” see “—Taxation of Our Company—Taxable Mortgage Pools.” A “disqualified organization” includes:

•	the United States;

•	any state or political subdivision of the thereof;

•	any foreign government;

•	any international organization;

•	any agency or instrumentality of any of the foregoing;

•	any other tax-exempt organization, other than a farmer’s cooperative described in section 521 of the Code, that is exempt both from income taxation and from taxation under the unrelated business taxable income provisions of the Code; and

•	any rural electrical or telephone cooperative.

For this reason, our charter generally will prohibit disqualified organizations from owning our shares.

Requirements for Qualification as a Real Estate Investment Trust. The Code defines a “REIT” as a corporation, trust or association:

(1) that is managed by one or more trustees or directors;

(2) that issues transferable shares or transferable certificates to evidence its beneficial ownership;

(3) that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code;

(4) that is not a financial institution or an insurance company within the meaning of certain provisions of the Code;

(5) that is beneficially owned by 100 or more persons;

(6) not more than 50% in value of the outstanding stock of which is owned, actually or constructively applying attribution provisions under the Code, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of each taxable year; and

(7) that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6), pension funds and other specified tax-exempt entities generally are treated as individuals, except that a “look-through” exception applies with respect to pension funds.

We believe that we have been organized and have operated in a manner that will allow us to satisfy conditions (1) through (7) inclusive. In addition, our charter provides for restrictions regarding ownership and transfer of our shares which are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. These stock ownership and transfer restrictions are described in “Description of Securities— Restrictions on Transfer.” These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in (5) and (6) above. If we fail to satisfy these share ownership requirements, except as provided in the next sentence, our status as a REIT will terminate. If, however, we comply with the rules contained in applicable Treasury regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement. See the section below entitled “—Failure to Qualify.”

In addition, we may not maintain our qualification as a REIT unless our taxable year is the calendar year. We have a calendar taxable year.

Distribution of “Earnings and Profits” Attributable to Non-REIT C-Corporation Taxable Years. To qualify as a REIT, we cannot have at the end of any taxable year any undistributed earnings and profits that are attributable to a taxable year in which we were a C-corporation rather than a REIT, or C-corporation E&P. We will not be treated as succeeding to the C-corporation E&P of Encore Credit in connection with the formation transactions because we will make an election to treat Encore Credit as our taxable REIT subsidiary as of the closing date of this offering. However, if we have any C-corporation E&P, we intend to distribute such amounts to our stockholders prior to the end of our taxable year ending December 31, 2005.

Ownership of Interests in Partnerships, Limited Liability Companies and Qualified REIT Subsidiaries. In the case of a REIT which is a partner in a partnership or a member in a limited liability company treated as a partnership for federal income tax purposes, Treasury regulations provide that the REIT will be deemed to own its pro rata share of the assets of the partnership or limited liability company, as the case may be, based on its capital interest in the partnership or limited liability company. The REIT will be deemed to be entitled to the income of the partnership or limited liability company attributable to its pro rata share of the assets of that entity based on its capital interest in such entity. However, solely for purposes of the 10% value test described below under “—Taxation of Our Company—Asset Tests,” the determination of a REIT’s interest in a partnership’s or limited liability company’s assets will be based on the REIT’s proportionate interest in any securities issued by the partnership or limited liability company, excluding for these purposes, certain securities as described in the Code. The character of the assets and gross income of the partnership or limited liability company retains the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, our pro rata share of the assets and items of income of any partnership or limited liability company in which we own an interest will be treated as our assets and items of income for purposes of applying the requirements described in this prospectus, including the income and asset tests described below.

We may from time to time own assets through wholly-owned subsidiaries that we intend to be treated as “qualified REIT subsidiaries” under the Code. A corporation will qualify as our qualified REIT subsidiary if we own 100% of its outstanding stock and if we do not elect with the subsidiary to treat it as a “taxable REIT subsidiary,” described below. A corporation that is a qualified REIT subsidiary is not treated as a separate corporation, and all assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of income, deduction and credit (as the case may be) of the parent REIT for all purposes under the Code (including all REIT qualification tests). Thus, in applying the requirements described in this prospectus, any qualified REIT subsidiaries we own are ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiaries are treated as our assets, liabilities and items of income, deduction and credit. A qualified REIT subsidiary is not required to pay federal income tax, and our ownership of the stock of a qualified REIT subsidiary will not violate the restrictions on ownership of securities of any one issuer that constitute more than 10% of the voting power or value of such issuer’s securities or more than 5% of the value of our total assets, as described below under “—Taxation of Our Company—Asset Tests.”

Ownership of Interests in Taxable REIT Subsidiaries. A taxable REIT subsidiary is a corporation other than a REIT in which we directly or indirectly hold stock, and that has made a joint election with us to be treated as a taxable REIT subsidiary. A taxable REIT subsidiary also includes any corporation other than a REIT with respect to which a taxable REIT subsidiary in which we own an interest owns securities possessing more than 35% of the total voting power or value of the outstanding securities of such corporation. Other than some activities relating to lodging and health care facilities, a taxable REIT subsidiary may generally engage in any business, even those which generally could not be conducted directly by a REIT. A taxable REIT subsidiary is required to pay regular federal income tax, and state and local income tax where applicable, as a regular C-corporation. In addition, our taxable REIT subsidiary may be prevented from deducting interest on debt funded directly or indirectly by us if certain tests regarding the taxable REIT subsidiary’s leverage ratio and interest expense are not satisfied. See “—Taxation of Our Company—Asset Tests.”

We intend to elect, along with Encore Credit, to have Encore Credit, Bravo Credit and Encore Credit Corporation of Minnesota treated as our taxable REIT subsidiaries and may acquire securities in additional taxable REIT subsidiaries in the future. Each of our taxable REIT subsidiaries will be required to pay United States federal income tax on its taxable income. To the extent that Encore Credit is required to pay taxes, it will have less cash available for distribution to us. If dividends are paid by Encore Credit to us, then the dividends we designate and pay to our stockholders who are individuals, up to the amount of the dividends we receive from Encore Credit, generally will be eligible to be taxed at the reduced 15% maximum U.S. federal rate applicable to qualified dividend income. See “—Taxation of Taxable U.S. Stockholders Generally—Distributions Generally” and “—Tax Rates”. Currently, we anticipate that each of Encore Credit and Bravo Credit will retain its after-tax income subject to our compliance with the 20% asset test applicable to our ownership of taxable REIT subsidiaries. See “—Taxation of Our Company—Asset Tests.”

Taxable Mortgage Pools. We expect that our securitization transactions will be treated as taxable mortgage pools within the meaning of Section 7701(i) of the Code. A taxable mortgage pool is any entity (or in certain cases, a portion of an entity) other than a REMIC that:

•	Substantially all (generally, more than 80%) of the assets of which consist of debt obligations and more than 50% of such debt obligations are real estate mortgages;

•	Issues two or more classes of debt obligations having different maturities; and

•	The timing and amount of payments or projected payments on the debt obligations issued by the entity are determined in large part by the timing and amount of payments the entity receives on the debt obligations it holds as assets.

Under current Treasury regulations, if less than 80% of the assets of an entity (or a portion of an entity) consist of debt obligations, these debt obligations are considered not to comprise “substantially all” of its assets, and therefore the entity would not be treated as a taxable mortgage pool.

In the securitization transactions we intend to undertake, we will convey one or more pools of real estate mortgage loans to a trust, the trust will issue several classes of mortgage backed bonds having different maturities, and the cash flow on the real estate mortgage loans will be the sole source of payment of principal and interest on the several classes of mortgage backed bonds. We do not plan to make a REMIC election with respect to our securitization transactions, and, as a result, each such transaction will be a taxable mortgage pool.

A taxable mortgage pool generally is treated as a corporation for federal income tax purposes. However, if a REIT owns directly, or indirectly through one or more qualified REIT subsidiaries or other entities that are disregarded as a separate entity for federal income tax purposes, 100% of the equity interest in the taxable mortgage pool, the taxable mortgage pool will be a qualified REIT subsidiary and, therefore, ignored as an entity separate from the parent REIT for federal income tax purposes.

If we were to own less than 100% of the ownership interest in a subsidiary that is a taxable mortgage pool, the foregoing rules would not apply. Rather, the subsidiary would be treated as a corporation for federal income tax purposes, and would potentially be subject to corporate income tax. In addition, this characterization would alter our gross income and asset test calculations and could adversely affect our compliance with those requirements. We currently do not have or intend to form any subsidiary in which we will own some, but less than all, of the ownership interests that is or will become a taxable mortgage pool, and we intend to monitor the structure of any taxable mortgage pools in which we have an interest to ensure that they will not adversely affect our qualification for taxation as a REIT.

Excess Inclusion Income. Although the taxable mortgage pools we create in our securitization transactions will be disregarded entities, under Treasury regulations that have not yet been issued, the equity interests we retain will be treated as generating excess inclusion income as though those equity interests were REMIC residual interests. Generally, excess inclusion income is the income allocable to a REMIC residual interest in excess of the income that would have been allocable to such interest if it were a bond having a yield to maturity equal 120% of the long-term applicable federal rate, which is a rate based on the weighted average yields of Treasury securities and is published monthly by the IRS for use in various tax calculations. If the sum of our excess inclusion income for any taxable year exceeds our REIT taxable income for the taxable year (computed after taking into account the dividends paid deduction), under Treasury regulations that have not yet been issued, a portion of the distributions we make will be treated as excess inclusion income in the hands of our stockholders.

Our excess inclusion income would be allocated among our stockholders. You cannot offset excess inclusion income with net operating losses or otherwise allowable deductions. Moreover, if you are a tax-exempt shareholder, such as a domestic pension fund, you must treat excess inclusion income as unrelated business taxable income. If you are a non-U.S. stockholder, your dividend distributions may be subject to withholding tax, without regard to any exemption or reduction in rate that might otherwise apply, with respect to your share of excess inclusion income. See “—Taxation of Non-U.S. Stockholders—Distributions Generally” and “—Taxation of Tax Exempt Stockholders.” Although the law on the matter is unclear, to the extent that excess inclusion income is allocated to a tax-exempt stockholder that is not subject to unrelated business income tax (such as government entities), we might be taxable on this income at the highest applicable corporate tax rate (currently 35%). While our charter generally prohibits our shares from being held by entities that might subject us to this tax, this prohibition may not, in all cases, ensure that this tax will not be imposed on us.

The manner in which excess inclusion income would be allocated among shares of different classes of our stock or how such income is to be reported to shareholders is not clear under current law.

Income Tests. We must satisfy two gross income requirements annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions,” must be derived from investments relating to real property or mortgages on real property, including “rents from real property,” dividends received from other REITs, interest income derived from mortgage loans secured by real property (including certain types of mortgage backed securities), and gains from the sale of real estate assets, as well as income from some kinds of temporary investments. Second, in each taxable year we must derive at least 95% of our gross income, excluding gross income from prohibited transactions, from these real property investments, dividends (including any dividends from any taxable REIT subsidiaries of ours, such as Encore Credit), interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing.

We intend to securitize mortgage loans in transactions that will be treated as financing transactions for federal income tax purposes. As a result, we will be treated as owning the mortgage loans that we have securitized for purposes of the quarterly asset tests, described below, and, for purposes of applying the gross income tests, we will include in our gross income all of the income generated by those mortgage loans, even though a large portion of the payments of the mortgage loans will be paid out on the mortgage-backed notes that we issue in the securitization transaction.

The following paragraphs discuss some of the specific applications of the gross income tests to us.

Interest. The term “interest,” as defined for purposes of both gross income tests, generally does not include any amount received or accrued, directly or indirectly, if the determination of the amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales. Interest may also be based on the income or profits of a debtor, as long as the debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in the property, and only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT. We do not expect that that any of our mortgage loans will be based in whole or in part on the income or profits of any person.

In addition, to the extent that the terms of a loan provide for contingent interest that is based on the cash proceeds realized upon the sale of the property securing the loan (a “shared appreciation provision”), income attributable to the participation feature will be treated as gain from sale of the underlying property, which generally will be qualifying income for purposes of both the 75% and 95% gross income tests, except to the extent such gain would have been treated as gain from property held primarily for sale to customers in the ordinary course of the borrower’s trade or business or would be treated as such if the REIT held the applicable property. See “—Taxation of Our Company—Prohibited Transaction Income.” We do not expect that that any of our mortgage loans will provide for any such contingent interest.

Interest on debt secured by mortgages on real property or interests in real property, including for this purpose, prepayment penalties, loan assumption fees and late payment charges that are not compensation for services, generally constitutes qualifying income for purposes of the 75% gross income test. However, if the highest principal amount of a loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan, determined as the date we agreed to originate or acquire the loan and possibly at certain other times, a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test but may nonetheless be qualifying income for purposes of the 95% gross income test. The portion of the interest income that will not be qualifying income for purposes of the 75% gross income test will be equal to the portion of the principal amount of the loan that is not secured by real property (i.e., the amount by which the loan exceeds the value of the real estate that is security for the loan).

The interest, original issue discount, and market discount that we receive from our mortgage loans generally will be qualifying income for purposes of both gross income tests. However, as discussed above, if the fair market value of the real estate securing any of our loans is less than the principal amount of the loan, a portion of the income from that loan will not be qualifying income for purposes of the 75% gross income test. We expect that all or substantially all of our interest from our mortgage loans will be qualifying income for purposes of the 75% and 95% gross income tests.

Dividends. The dividends we receive from taxable REIT subsidiaries, including Encore Credit, or any other corporation (other than a REIT) in which we own an interest will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. We do not anticipate that we will receive sufficient dividends from those entities to cause us to exceed the limit on non-qualifying income under the 75% gross income test. Dividends we receive from REITs will constitute qualifying income for both gross income tests.

Fee Income. We may receive various fees in connection with the mortgage loans. The fees will be qualifying income for purposes of both the 75% and 95% gross income tests if they are received in consideration for entering into an agreement to make a loan secured by real property, and the fees are not determined by reference to the income or profits of any person. As a result, commitment fees generally will be qualifying income for purposes of the income tests. Other fees, such as fees received for servicing loans for third parties and some or all origination fees, are not qualifying income for purposes of either gross income test. Currently, we intend that Encore Credit and Bravo Credit will conduct all of our loan origination and sales, as well as other origination functions. In this case, the income earned by Encore Credit and Bravo Credit from these services will not be included in our income for purposes of the gross income tests.

Hedging Activities. From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Except to the extent provided by Treasury regulations, any income we derive from a hedging transaction which is clearly identified as such as specified in the Code, including gain from the sale or disposition of such a transaction, will not constitute gross income for purposes of the 95% gross income test, and therefore will be exempt from this test, but only to the extent that the transaction hedges indebtedness incurred or to be incurred by us to acquire or carry real estate. Income from any hedging transaction will, however, be nonqualifying for purposes of the 75% gross income test. The term “hedging transaction,” as used above, generally means any transaction we enter into in the normal course of our business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, by us. To the extent that we hedge with other types of financial instruments, the income from those transactions is not likely to be treated as qualifying income for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

Rents From Real Property. We currently do not own any real property and do not intend to own any real property for the production of rental income although from time to time we may own a small amount of real property acquired through the foreclosure of mortgage loans. To the extent that we acquire real property or an interest therein in the future, rents we receive will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if several conditions are met. These conditions relate to the identity of the tenant, the computation of the rent payable, and the nature of the property leased. First, the amount of rents must not be based in whole or in part on the income or profits of any person. However, any amount received or accrued generally will not be excluded from rents from real property solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents we receive from a “related party tenant” will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a taxable REIT subsidiary, at least 90% of the property is leased to unrelated tenants and the rent paid by the taxable REIT subsidiary is substantially comparable to the rent paid by the unrelated tenants for comparable space. A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property. Finally, for rents to qualify as “rents from real property” for purposes of the gross income tests, we may only directly provide services that are both “usually or customarily rendered” in connection with the rental of real property and not otherwise considered “rendered to the occupant.”

Failure to Satisfy Gross Income Tests.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under certain provisions of the Code. Generally, we may avail ourselves of the relief provisions if:

•	following our identification of the failure to meet the 75% or 95% gross income tests for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income tests for such taxable year in accordance with Treasury regulations to be issued; and

•	our failure to meet these tests was due to reasonable cause and not due to willful neglect.

It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because non-qualifying income that we intentionally accrue or receive exceeds the limits on non-qualifying income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. As discussed above in “—Taxation of Our Company—General,” even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our non-qualifying income.

Prohibited Transaction Income. Any gain that we realize on the sale of any loans or other property held as inventory or otherwise held primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. This prohibited transaction income may also adversely affect our ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. After completing this offering, our taxable REIT subsidiaries, Encore Credit, Bravo Credit and Encore Credit Corporation of Minnesota, will continue to sell a portion of the loans they originate on a whole-loan sale basis. Sales of loans by Encore Credit, Bravo Credit and Encore Credit Corporation of Minnesota will not be subject to this 100% tax but each of Encore Credit, Bravo Credit and Encore Credit Corporation of Minnesota will be required to pay regular corporate taxes on its net income.

It is our intention that any securitizations we may undertake following this offering with regard to our loans will not be treated as sales for tax purposes. If we were to transfer a mortgage loan to a REMIC, this transfer would be treated as a sale for tax purposes and any such sales might be subject to the prohibited transactions tax. As a result, REMICs are not an attractive option for us to securitize our mortgage loans. Instead, we intend to structure our securitizations as non-REMIC collateralized mortgage obligation transactions, which will be treated as financings for tax purposes. Our taxable REIT subsidiaries, Encore Credit, Bravo Credit and Encore Credit Corporation of Minnesota, may engage in REMIC securitizations without causing us to be subject to this penalty tax.

Foreclosure Property. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property, that we acquire as a result of having bid on the property at foreclosure, or we otherwise reduce to ownership or possession by agreement or process of law, after there has been a default or default was imminent on indebtedness secured by such property or on a lease of such property. We must, however, elect to treat the property as foreclosure property on or before the due date of our tax return for the year in which we acquire the property. Moreover, property will not qualify as foreclosure property if we acquired the related mortgage loan at a time when default was imminent or anticipated, or if we obtained the mortgage loan as consideration for our disposition of property in a prohibited transaction.

We will not be considered to have acquired ownership or possession of property for purposes of the foreclosure property rules if we take control of a property as mortgagee-in-possession and cannot receive any profits or sustain any loss with respect to the property other than as a creditor.

Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the IRS. The grace period terminates and the property for which the foreclosure property election was made ceases to be foreclosure property on the first day:

•	On which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

•	On which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

•	Which is more than 90 days after the date on which the REIT acquired the property and the property is used in a trade or business that is conducted by the REIT, other than through an independent contractor from whom the REIT does not derive or receive any income.

We will be required to pay tax at the highest corporate rate to the extent we recognize net income from foreclosure property. Net income from foreclosure property is the excess of (i) the gain on sale of foreclosure property held for sale to customers in the ordinary course of our business and income derived from the foreclosure property, other than income, such as rents from real property, that would otherwise qualify under the 75% gross income test, over (ii) the deductions directly connected with the production of such income.

We may have the option to foreclose on a mortgage loan when a borrower is in default. The foregoing rules may affect our decision to foreclose on a particular mortgage loan as well as the timing of any such foreclosure.

Penalty Tax. Several provisions of the Code regarding the arrangements between a REIT and its taxable REIT subsidiaries are intended to ensure that a taxable REIT subsidiary will be required to pay an appropriate level of United States federal income tax. For example, any redetermined deductions or excess interest we generate will be subject to a 100% penalty tax. Redetermined deductions and excess interest represent amounts that are deducted by a taxable REIT subsidiary of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations. We currently do not anticipate that this tax will apply to payments made to us by Encore Credit, Encore Credit Corporation of Minnesota or Bravo Credit.

Asset Tests. At the close of each quarter of our taxable year, we must also satisfy four tests relating to the nature and diversification of our assets. First, at least 75% of the value of our total assets must be represented by real estate assets, cash, cash items and government securities. For purposes of this test, real estate assets include stock or debt instruments that are purchased with the proceeds of a stock offering or a public offering of debt with a term of at least five years, but only for the one-year period beginning on the date we receive such proceeds. Second, not more than 25% of our total assets may be represented by securities, other than those securities includable in the 75% asset test. Third, of the investments included in the 25% asset class, and except for investments in REITs, qualified REIT subsidiaries and taxable REIT subsidiaries, the value of any one issuer’s securities may not exceed 5% of the value of our total assets, and we may not own more than 10% of the total vote or value of the outstanding securities of any one issuer except, in the case of the 10% value test, “straight debt” having specified characteristics and other excluded securities, as described in the Code including, but not limited to, any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, solely for purposes of the 10% value test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for these purposes certain securities described in the Code. Fourth, not more than 20% of the value of our total assets may be represented by the securities of one or more taxable REIT subsidiaries.

The asset tests described above are based on our total assets. With regard to our securitizations following this offering, we will be treated as owning both the loans we hold directly and the loans that we have securitized. Although we will have a partially offsetting obligation with respect to the securities issued pursuant to the securitizations, these offsetting obligations will not reduce the total assets we are considered to own for purposes of the asset tests.

We believe that all or substantially all of the mortgage loans that we will be considered to own for purposes of these rules will be qualifying assets for purposes of the 75% asset test. For purposes of these rules, however, if the outstanding principal balance of a mortgage loan exceeds the fair market value of the real property securing the loan, a portion of such loan likely will not be a qualifying real estate asset under the United States federal income tax laws. Although the law on the matter is not entirely clear, it appears that the non-qualifying portion of such a mortgage loan will be equal to the portion of the loan amount that exceeds the value of the associated real property that is security for that loan. To the extent that we own debt securities that are not secured by mortgages on real property, those debt securities will not be qualifying assets for purposes of the 75% asset test and may not be qualifying assets for purposes of the 10% value asset test or the 5% asset test.

The asset tests must be satisfied not only on the last day of the calendar quarter in which we acquire securities in the applicable issuer, but also on the last day of the calendar quarter in which we increase our ownership of securities of such issuer. After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy an asset test because we acquire securities or other property during a quarter, we may cure this failure by disposing of sufficient non-qualifying assets within 30 days after the close of that quarter. If we fail to satisfy the 5% or 10% asset tests described above after the 30 day cure period, we will be deemed to have met such tests if the value of our non-qualifying assets (1) does not exceed the lesser of (a) 1% of the total value of our assets at the end of the applicable quarter or (b) $10,000,000 and (2) we dispose of the non-qualifying assets within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury regulations to be issued. For violations due to reasonable cause and not willful neglect that are in excess of the de minimis exception described above, we may avoid disqualification as a REIT under any of the asset tests, after the 30 day cure period, by taking steps including (1) the disposition of sufficient assets to meet the asset test within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury regulations to be issued, (2) paying a tax equal to the greater of (a) $50,000 or (b) the highest corporate tax rate multiplied by the net income generated by the non-qualifying assets, and (3) disclosing certain information to the IRS. If we cannot avail ourselves of these relief provisions, we would cease to qualify as a REIT. Although we plan to take steps to ensure that we satisfy such tests for any quarter with respect to which testing is to occur, there can be no assurance that such steps will always be successful, or will not require a reduction in our overall interest in an issuer. If we fail to timely cure any noncompliance with the asset tests, we would cease to qualify as a REIT.

We currently believe that the loans, securities and other assets that we expect to hold will satisfy the foregoing asset test requirements. However, no independent appraisals will be obtained to support our conclusions as to the value of our assets and securities, or in many cases, the real estate collateral for the mortgage loans that we hold. Moreover, values of some assets may not be susceptible to a precise determination. As a result, there can be no assurance that the IRS will not contend that our interest in securities and other assets will not cause a violation of the asset tests applicable to REITs.

Annual Distribution Requirements. To maintain our qualification as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to the sum of:

•	90% of our “REIT taxable income”; and

•	90% of our after tax net income, if any, from foreclosure property; minus

•	the excess of the sum of certain items of non-cash income; over 5% of our “REIT taxable income.”

Our “REIT taxable income” is computed without regard to the dividends paid deduction and our net capital gain. In addition, for purposes of this test, non-cash income means income attributable to leveled stepped rents, original issue discount on purchase money debt, cancellation of indebtedness or a like-kind exchange that is later determined to be taxable.

We must pay these distributions in the taxable year to which they relate, or in the following taxable year if they are declared during the last three months of the taxable year, payable to stockholders of record on a specified date during such period and paid during January of the following year. Such distributions are treated as paid by us and received by our stockholders on December 31 of the year in which they are declared. In addition, at our election, a distribution for a taxable year may be declared before we timely file our tax return for such year and paid on or before the first regular dividend payment after such declaration, provided such payment is made during the twelve-month period following the close of such year. These distributions are taxable to our stockholders, other than tax-exempt entities, in the year in which paid. This is so even though these distributions relate to the prior year for purposes of our 90% distribution requirement. The amount distributed must not be preferential (i.e., every stockholder of the class of stock with respect to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated otherwise than in accordance with its dividend rights as a class). We anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be required to pay tax on that amount at regular ordinary and capital gain corporate tax rates, as applicable.

We intend to make timely distributions sufficient to satisfy these annual distribution requirements and to minimize our corporate tax obligations. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in arriving at our taxable income. If these timing differences occur we may need to arrange for short-term, or possibly long-term, borrowings or need to pay dividends in the form of taxable stock dividends in order to meet the distribution requirements.

Under some circumstances, we may be able to rectify an inadvertent failure to meet the distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest to the IRS based upon the amount of any deduction claimed for deficiency dividends.

Furthermore, we will be required to pay a 4% excise tax to the extent we fail to distribute during each calendar year, or in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January immediately following such year, at least the sum of 85% of our REIT ordinary income for such year, 95% of our REIT capital gain income for the year and any undistributed taxable income from prior periods. Any REIT taxable income and net capital gain on which this excise tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating such tax.

Failure to Qualify

In the event that we violate a provision of the Code that would result in our failure to qualify as a REIT (other than violations of the REIT gross income or asset tests, as described above, for which other specified cure provisions are available), we would be provided additional relief if (i) the violation is due to reasonable cause, and (ii) we pay a penalty of $50,000 for each failure to satisfy the provision. If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will be required to pay tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify will not be deductible by us, and we will not be required to distribute any amounts to our stockholders. As a result, our failure to qualify as a REIT would reduce the cash available for distribution by us to our stockholders. In addition, if we fail to qualify as a REIT, all distributions to stockholders will be taxable as regular corporate dividends to the extent of our current and accumulated earnings and profits, and subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which we lost our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

Federal Income Tax Considerations for Holders of Our Common Stock

The following summary describes the principal United States federal income tax consequences to you of purchasing, owning and disposing of our common stock. This summary deals only with common stock held as a “capital asset” (generally, property held-for-investment within the meaning of Section 1221 of the Code). It does not address all the tax consequences that may be relevant to you in light of your particular circumstances. In addition, it does not address the tax consequences relevant to persons who receive special treatment under the federal income tax law, except where specifically noted. Holders receiving special treatment include, without limitation:

•	financial institutions, banks and thrifts,

•	insurance companies,

•	tax-exempt organizations,

•	S-corporations,

•	regulated investment companies and real estate investment trusts,

•	foreign corporations or partnerships, and persons who are not residents or citizens of the United States,

•	dealers in securities or currencies,

•	persons holding our common stock as a hedge against currency risks or as a position in a straddle, or

•	United States persons whose functional currency is not the United States dollar.

If a partnership holds our common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisor regarding the tax consequences of the ownership and disposition of our common stock.

If you are considering purchasing our common stock, you should consult your tax advisors concerning the application of United States federal income tax laws to your particular situation as well as any consequences of the purchase, ownership and disposition of our common stock arising under the laws of any state, local or foreign taxing jurisdiction.

When we use the term “U.S. stockholder,” we mean a holder of shares of our common stock who, for federal income tax purposes:

•	is a citizen or resident of the United States;

•	is a corporation or other entity treated as a corporation for federal income tax purposes, created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia;

•	is an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	is a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in the Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to this date that elect to continue to be treated as United States persons, shall also be considered U.S. stockholders.

If you hold shares of our common stock and are not a U.S. stockholder, you are a “non-U.S. stockholder.”

Taxation of Taxable U.S. Stockholders Generally

Distributions Generally. As long as we qualify as a REIT, distributions out of our current or accumulated earnings and profits, other than capital gain dividends and qualified dividend income discussed below, will constitute dividends taxable to our taxable U.S. stockholders as ordinary income and will not be eligible for the dividends-received deduction in the case of U.S. stockholders that are corporations. See “—Taxation of Taxable U.S. Stockholders Generally—Capital Gain Dividends” and “—Tax Rates.”

To the extent that we make distributions in excess of our current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. stockholder. This treatment will reduce the adjusted tax basis which each U.S. stockholder has in its shares of stock for tax purposes by the amount of the distribution, but not below zero. Distributions in excess of a U.S. stockholder’s adjusted tax basis in its shares will be taxable as capital gains, and will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and payable to a stockholder of record on a specified date in any of these months shall be treated as both paid by us and received by the stockholder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following calendar year. U.S. stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

Capital Gain Dividends. Distributions that we properly designate as capital gain dividends will be taxable to taxable U.S. stockholders as gains from the sale or disposition of a capital asset, to the extent that such gains do not exceed our actual net capital gain for the taxable year. Depending on the characteristics of the assets which produced these gains, and on certain designations, if any, which we may make, these gains may be taxable to non-corporate U.S. stockholders at a 15% or 25% rate.

U.S. stockholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income.

Passive Activity Losses and Investment Interest Limitations. Distributions we make and gain arising from the sale or exchange by a U.S. stockholder of our shares will not be treated as passive activity income. As a result, U.S. stockholders generally will not be able to apply any “passive losses” against this income or gain. A U.S. stockholder may elect to treat capital gain dividends, capital gains from the disposition of stock and qualified dividend income as investment income for purposes of computing the investment interest limitation, but in such case, the stockholder will be taxed at ordinary income rates on such amount. Other distributions made by the Company, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

Retention of Net Capital Gains. We may elect to retain, rather than distribute as a capital gain dividend, all or a portion of our net capital gains. If we make this election, we would pay tax on our retained net capital gains. In addition, to the extent we so elect, a U.S. stockholder generally would:

•	include its pro rata share of our undistributed net capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls, subject to certain limitations as to the amount that is includable;

•	be deemed to have paid the capital gains tax imposed on us on the designated amounts included in the U.S. stockholder’s long-term capital gains;

•	receive a credit or refund for the amount of tax deemed paid by it;

•	increase the adjusted basis of its common stock by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

•	in the case of a U.S. stockholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury regulations to be promulgated by the IRS.

Dispositions of Our Common Stock. If a U.S. stockholder sells or disposes of its shares of our common stock, it will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and its adjusted basis in the shares for tax purposes. This gain or loss will be long-term capital gain or loss if it has held the common stock for more than one year. In general, if a U.S. stockholder recognizes loss upon the sale or other disposition of our common stock that it has held for six months or less, after applying certain holding period rules, the loss recognized will be treated as a long-term capital loss, to the extent the stockholder received distributions from us which were required to be treated as long-term capital gains. The ability to deduct capital losses may be subject to limitations.

Tax Rates

The maximum tax rate for non-corporate taxpayers for (1) capital gains, including “capital gain dividends,” has generally been reduced from 20% to 15% (although, depending on the characteristics of the assets which produced these gains and on designations which we may make, certain capital gain dividends may be taxed at a 25% rate) and (2) “qualified dividend income” has generally been reduced to 15%. Qualified dividend income generally includes dividends paid by domestic C-corporations and certain qualified foreign corporations to most non-corporate U.S. stockholders. In general, dividends payable by REITs are not eligible for the reduced tax rate on corporate dividends, except to the extent that certain holding requirements have been met and the REIT’s dividends are attributable to dividends received from taxable corporations (such as its taxable REIT subsidiaries), to income that was subject to tax at the corporate/REIT level (for example, if it distributed taxable income that it retained and paid tax on in the prior taxable year) or to dividends properly designated by the REIT as “capital gain dividends.” The currently applicable provisions of the United States federal income tax laws relating to the 15% tax rate are currently scheduled to “sunset” or revert back to the provisions of prior law effective for taxable years beginning after December 31, 2008, at which time the capital gains tax rate will be increased to 20% and the rate applicable to dividends will be increased to the tax rate then applicable to ordinary income.

Backup Withholding

We report to our U.S. stockholders and the IRS the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a stockholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the stockholder’s federal income tax liability. In addition, we may be required to withhold a portion of distributions to any stockholders who fail to certify their non-foreign status. See “—Taxation of Non-U.S. Stockholders.”

Taxation of Tax Exempt Stockholders

Dividend income from us and gain arising upon a sale of shares generally will not be unrelated business taxable income to a tax-exempt stockholder, except as described below. This income or gain will be unrelated business taxable income, however, if a tax-exempt stockholder holds its shares as “debt-financed property” within the meaning of the Code or if the shares are used in a trade or business of the tax-exempt stockholder. Generally, debt-financed property is property the acquisition or holding of which was financed through a borrowing by the tax-exempt stockholder. However, a portion of the dividends paid to a tax-exempt stockholder that is allocable to excess inclusion income may be subject to tax as unrelated business taxable income. Excess inclusion income generally will be allocated to our stockholders to the extent we have excess inclusion income that exceeds our undistributed REIT taxable income in a particular year. See “—Taxation of Our Company—Excess Inclusion Income.”

For tax-exempt stockholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, or qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) or (c)(20) of the Code, respectively, income from an investment in our shares will constitute unrelated business taxable income unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension-held REIT” will be treated as unrelated business taxable income as to some trusts that hold more than 10%, by value, of the interests in the REIT. A REIT will not be a “pension-held REIT” if it is able to satisfy the “not closely held” requirement without relying on the “look-through” exception with respect to certain trusts. As a result of limitations on the transfer and ownership of stock contained in our charter, we do not expect to be classified as a “pension-held REIT,” and as a result, the tax treatment described in this paragraph should be inapplicable to our stockholders. However, we cannot guarantee that this will always be the case.

Taxation of Non-U.S. Stockholders

The following discussion addresses the rules governing United States federal income taxation of the ownership and disposition of our common stock by non-U.S. stockholders. These rules are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of United States federal income taxation and does not address state, local or foreign tax consequences that may be relevant to a non-U.S. stockholder in light of its particular circumstances.

Distributions Generally. Distributions that are neither attributable to gain from sales or exchanges by us of United States real property interests nor designated by us as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions ordinarily will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the distributions are treated as effectively connected with the conduct by the non-U.S. stockholder of a United States trade or business. Under certain treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT. Further, reduced treated rates are not available to the extent that the income allocated to the non-U.S. stockholder is excess inclusion income. Excess inclusion income generally will be allocated to our stockholders to the extent that we have excess inclusion income that exceeds our undistributed REIT taxable income in a particular year. See “—Taxation of Our Company—Excess Inclusion Income.” Certain certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exemption.

Dividends that are treated as effectively connected with such a trade or business will be subject to tax on a net basis at graduated rates, in the same manner as dividends paid to U.S. stockholders are subject to tax, and are generally not subject to withholding. Any such dividends received by a non-U.S. stockholder that is a corporation may also be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

We expect to withhold United States income tax at the rate of 30% on any distributions made to a non-U.S. stockholder unless:

(1) a lower treaty rate applies and the non-U.S. stockholder files with us an IRS Form W-8BEN evidencing eligibility for that reduced treaty rate; or

(2) the non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is income effectively connected with the non-U.S. stockholder’s trade or business.

Distributions in excess of our current or accumulated earnings and profits will not be taxable to a non-U.S. stockholder to the extent that such distributions do not exceed the adjusted basis of the stockholder’s common stock, but rather will reduce the adjusted basis of such common stock. To the extent that such distributions exceed the adjusted basis of a non-U.S. stockholder’s common stock, they will give rise to gain from the sale or exchange of its common stock, the tax treatment of which is described below. For withholding purposes, we expect to treat all distributions as if made out of our current or accumulated earnings and profits and subject to 30% withholding. However, amounts withheld should generally be refundable if it is subsequently determined that the distribution was, in fact, in excess of our current or accumulated earnings and profits.

Capital Gain Dividends and Distributions Attributable to a Sale or Exchange of United States Real Property Interests. Distributions to a non-U.S. stockholder that we properly designate as capital gain dividends, other than those arising from the disposition of a United States real property interest, generally should not be subject to United States federal income taxation, unless:

(1) the investment in our common stock is treated as effectively connected with the non-U.S. stockholder’s United States trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain, except that a non-U.S. stockholder that is a foreign corporation may also be subject to the 30% branch profits tax, as discussed above, or

(2) the non-U.S. stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains.

Pursuant to the Foreign Investment in Real Property Tax Act, or FIRPTA, distributions to a non-U.S. stockholder that are attributable to gain from sales or exchanges by us of United States real property interests, whether or not designated as capital gain dividends, will cause the non-U.S. stockholder to be treated as recognizing such gain as income effectively connected with a United States trade or business. Non-U.S. stockholders would thus generally be taxed at the same rates applicable to U.S. stockholders, subject to a special alternative minimum tax in the case of nonresident alien individuals. Also, such gain may be subject to a 30% branch profits tax in the hands of a non-U.S. stockholder that is a corporation, as discussed above. However, any distribution with respect to any class of stock which is regularly traded on an established securities market located in the United States is not subject to FIRPTA, and therefore, not subject to the 35% U.S. withholding tax described below, if the non-U.S. stockholder did not own more than 5% of such class of stock at any time during the taxable year. Instead, such distributions will be treated as ordinary dividend distributions. We generally do not expect to make distributions that are subject to FIRPTA.

If we distribute any amount attributable to the disposition of a United States real property interest, we will be required to withhold and to remit to the IRS 35% of any distribution to non-U.S. stockholders that is designated as a capital gain dividend or, if greater, 35% of a distribution to non-U.S. stockholders that could have been designated as a capital gain dividend. The amount withheld is creditable against the non-U.S. stockholder’s United States federal income tax liability.

Retention of Net Capital Gains. Although the law is not clear on the matter, it appears that amounts designated by us as retained capital gains in respect of the common stock held by U.S. stockholders generally should be treated with respect to non-U.S. stockholders in the same manner as actual distributions of capital gain dividends. Under that approach, the non-U.S. stockholders would be able to offset as a credit against their United States federal income tax liability resulting therefrom their proportionate share of the tax paid by us on such retained capital gains and to receive from the IRS a refund to the extent their proportionate share of such tax paid by us were to exceed their actual United States federal income tax liability.

Sale of Our Common Stock. Gain recognized by a non-U.S. stockholder upon the sale or exchange of common stock generally will not be subject to United States taxation unless such shares of stock constitute a “United States real property interest” within the meaning of FIRPTA. Our common stock will not constitute a “United States real property interest” so long as we are not a United States real property holding corporation, or USRPHC, or we are a “domestically controlled REIT.” Whether we are a USRPHC will depend upon whether the fair market value of United States real property interests owned by us equals or exceeds 50% of the fair market value of our assets. Because our assets will consist primarily of single-family residential mortgage loans, we do not expect that our assets will cause us to be treated as a USRPHC. A “domestically controlled REIT” is a REIT in which at all times during a specified testing period less than 50% in value of its stock is held directly or indirectly by non-U.S. stockholders. We expect to qualify as a domestically-controlled REIT upon completion of this offering but cannot guarantee that we will remain a domestically-controlled REIT.

Notwithstanding the foregoing, gain from the sale or exchange of common stock not otherwise subject to FIRPTA will be taxable to a non-U.S. stockholder if either (a) the investment in our common stock is treated as effectively connected with the non-U.S. stockholder’s United States trade or business or (b) the non-U.S. stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met.

Even if we do not qualify as a “domestically controlled REIT” at the time a non-U.S. stockholder sells our common stock, gain arising from the sale or exchange by a non-U.S. stockholder of common stock would not be subject to United States taxation under FIRPTA as a sale of a “United States real property interest” if:

(1) our common stock is “regularly traded,” as defined by applicable Treasury regulations, on an established securities market such as the NYSE; and

(2) such non-U.S. stockholder owned, actually or constructively, 5% or less of our common stock throughout the five-year period ending on the date of the sale or exchange.

If gain on the sale or exchange of common stock were subject to taxation under FIRPTA, the non-U.S. stockholder would be required to pay regular United States income tax with respect to such gain in the same manner as a taxable U.S. stockholder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals) and the purchaser of the common stock would be required to withhold and remit to the IRS 10% of the purchase price.

Backup Withholding Tax and Information Reporting. Generally, we must report annually to the IRS the amount of dividends paid to a non-U.S. stockholder, such holder’s name and address, and the amount of tax withheld, if any. A similar report is sent to the non-U.S. stockholder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the non-U.S. stockholder’s country of residence.

Payments of dividends or of proceeds from the disposition of stock made to a non-U.S. stockholder may be subject to information reporting and backup withholding unless such holder establishes an exemption, for example, by properly certifying its non-United States status on an IRS Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that a non-U.S. stockholder is a United States person.

Backup withholding is not an additional tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the IRS.

Other Tax Consequences

We may be required to pay tax in various state or local jurisdictions, including those in which we transact business, and our stockholders may be required to pay tax in various state or local jurisdictions, including those in which they reside. Our state and local tax treatment may not conform to the federal income tax consequences discussed above. In addition, a stockholder’s state and local tax treatment may not conform to the federal income tax consequences discussed above. Consequently, prospective investors should consult their tax advisors regarding the effect of state and local tax laws on an investment in our shares.

ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with an investment in us by a pension, profit sharing or other employee benefit plan or any other arrangement subject to Title I of the Employee Retirement Income Security Act of 1974, as amended, or ERISA, or Section 4975 of the Internal Revenue Code as well as other investors. THE FOLLOWING IS MERELY A SUMMARY, HOWEVER, AND SHOULD NOT BE CONSTRUED AS LEGAL ADVICE OR AS COMPLETE IN ALL RELEVANT RESPECTS. ALL INVESTORS ARE URGED TO CONSULT THEIR LEGAL ADVISORS BEFORE INVESTING ASSETS OF AN EMPLOYEE BENEFIT PLAN OR OTHER PLAN IN OUR COMPANY AND TO MAKE THEIR OWN INDEPENDENT DECISIONS.

A fiduciary considering investing assets of an employee benefit plan in our common stock should consult its legal advisor about ERISA, fiduciary and other legal considerations before making such an investment. Specifically, before investing in our common stock, any fiduciary should, after considering the employee benefit plan’s particular circumstances, determine whether the investment is appropriate under the fiduciary standards of ERISA or other applicable law, including standards with respect to prudence, diversification and delegation of control and the prohibited transaction provisions of ERISA and the Code.

ERISA and the Code do not define “plan assets.” However, a regulation promulgated under ERISA by the United States Department of Labor, commonly known as the Plan Assets Regulation (29 C.F.R. Section 2510.3-101), generally provides that when an employee benefit plan subject to ERISA, or a plan subject to Section 4975 of the Code, acquires an equity interest in an entity that is neither a “publicly-offered security” nor a security issued by an investment company registered under the Investment Company Act, the assets of the employee benefit plan or plan include both the equity interest in the entity and an undivided interest in each of the underlying assets of the entity, unless it is established either that equity participation in the entity by “benefit plan investors” is not “significant” or that the entity is an “operating company,” in each case as defined in the Plan Assets Regulation.

Under the Plan Assets Regulation, a security is a “publicly-offered security” if it is “freely transferable,” part of a class of securities that is “widely-held,” and either: (i) part of a class of securities registered under Section 12(b) or 12(g) of the Exchange Act or (ii) sold to the employee benefit plan or plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and the class of securities of which that security is a part is registered under the Exchange Act within 120 days (or such later time as may be allowed by the SEC) after the end of the fiscal year of the issuer during which this offering of those securities to the public occurred. “Widely-held” for this purpose generally means the class of security is owned by 100 or more investors independent of the issuer and of one another. “Freely transferable” for this purpose is a question to be determined on the basis of all relevant facts and circumstances but, where the minimum investment is $10,000 or less, is ordinarily not adversely affected by some enumerated restrictions, including restrictions against any transfer which would result in a termination or reclassification of the issuer for federal tax purposes. Our charter documents will impose certain restrictions on, and prohibitions against, certain transfers or assignments that could affect our classification as a REIT for federal tax purposes. We expect to register our commons stock under Section 12 of the Exchange Act and that our common stock will qualify as a “publicly-offered security” immediately after this offering. However, we can provide no assurance that our common stock will qualify as a “publicly-offered security.”

If our assets were deemed to be “plan assets” of the employee benefit plans or other plans whose assets were invested in us, whether as a result of the application of the Plan Asset Regulation, the provisions of Subtitle A and Parts 1 and 4 of Subtitle B of Title I of ERISA and Section 4975 of the Code would apply to our investments and operations, including our mortgage lending business through our subsidiary Encore Credit. This would result, among other things, in (i) the application of the prudence and other fiduciary standards of ERISA, which impose liability on fiduciaries, to investments made by us or Encore Credit, which could materially affect our operations and the operations of Encore Credit, (ii) the potential liability of persons having investment discretion over the assets of the employee benefit plans or other plans investing in us should our investments or the investments of Encore Credit not conform to ERISA’s prudence and fiduciary standards under Part 4 of Subtitle B of Title I of ERISA, unless certain conditions are satisfied, and (iii) the possibility that certain transactions that we or Encore Credit might enter into in the ordinary course of our business and operation or the business and operation of Encore Credit might constitute “prohibited transactions” under ERISA and the Code. A prohibited transaction, in addition to imposing potential personal liability upon fiduciaries of the employee benefit plans or plan, may also result in the imposition of an excise tax under the Code upon the “disqualified person,” as defined in the Code, or a penalty under ERISA on the “party in interest,” as defined in ERISA, that engaged, directly or indirectly, in the transaction with the employee benefit plan or plan, and correction or unwinding of the transaction. In addition, our investments and operations or the investments and operations of Encore Credit, if in violation of ERISA, could result in a civil penalty imposed on the fiduciary of an investing employee benefit plan, us or Encore Credit.

Without regard to whether our assets are deemed to be “plan assets” of “benefit plan investors,” the purchase or holding of our common stock by or on behalf of an employee benefit plan could be considered to result in a prohibited transaction. Section 406 of ERISA prohibits a “party in interest” with respect to an employee benefit plan from engaging, directly or indirectly, in some transactions, including loans or sales, involving the employee benefit plan or its assets unless a statutory or administrative exemption applies to the transaction. Section 4975 of the Code imposes an excise tax on a “disqualified person” with respect to a plan subject to Section 4975 that engages, directly or indirectly, in some transactions, including loans or sales, involving the plan or its assets, unless a statutory or administrative exemption applies to the transaction.

Some of the important exemptions from the prohibited transaction rules include:

(1)	Prohibited Transaction Class Exemption 84-14, which exempts some transactions effected on behalf of a Plan by a “qualified professional asset manager;”

(2)	Prohibited Transaction Class Exemption 90-1, which exempts some transactions involving insurance company pooled separate accounts;

(3)	Prohibited Transaction Class Exemption 91-38, which exempts some transactions involving bank collective investment funds;

(4)	Prohibited Transaction Class Exemption 95-60, which exempts some transactions involving insurance company general accounts; and

(5)	Prohibited Transaction Class. Exemption 96-23, which exempts some transactions effected on behalf of a Plan by some “in-house asset managers.”

UNDERWRITING

Friedman, Billings, Ramsey & Co., Inc. is acting as the representative of the underwriters. This offering is being made on a firm commitment basis. Subject to the terms and conditions contained in the underwriting agreement, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase from us and the selling stockholders, severally and not jointly, the shares offered by this prospectus in the amount set forth below:

Underwriter	Number of Shares
Friedman, Billings, Ramsey & Co., Inc.	41,176,581
Stifel, Nicolaus & Company, Incorporated	6,862,763
Flagstone Securities, LLC	4,003,278
JMP Securities LLC	4,003,278
Roth Capital Partners, LLC	1,143,793

Total	57,189,693

Each underwriter is obligated to take and pay for all shares of our common stock offered by it (other than those covered by the over-allotment option described below) if any of such shares are taken.

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase up to an additional 8,578,454 shares of common stock to cover over-allotments, if any, at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. If the underwriters exercise this option, the underwriters will have a firm commitment, severally and not jointly, subject to certain conditions, to purchase all of the shares for which the option is exercised.

The following table shows the amount per share and total underwriting discounts and commissions we will pay to the underwriters. The amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 8,578,454 shares of our common stock to cover over-allotments.

	Per Share	Total
		No Exercise(2)	Full Exercise(2)

Public offering price	$6.750	$386,030,428	$443,934,992
Underwriting discounts(1)	$0.405	$23,161,826	$26,636,100
Proceeds, before expenses, to us	$6.345	$333,112,500	$387,542,791
Proceeds, before expenses, to selling stockholders	$6.345	$29,756,102	$29,756,102

(1)	Excludes a financial advisory fee payable to Friedman Billings Ramsey & Co., Inc. equal to 1% of the gross proceeds received from the sale of all common stock sold by us in this offering.
(2)	Does not include an indeterminate amount attributable to the participation of an affiliate of Friedman, Billings, Ramsey & Co., Inc. in the concurrent private placement, which may be deemed underwriting compensation within the meaning of Rule 2710 of the National Association of Securities Dealers.

Our executive officers, directors and substantially all of our securityholders who collectively own 34,546,815 shares of our common stock in the aggregate following completion of this offering have agreed with the underwriters, that for a period of 180 days after the date of this prospectus, subject to certain exceptions, they will not

•	offer, pledge, sell, loan or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock owned by such officer, director or securityholder, or enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition or to enter into any transaction, swap or arrangement, or

•	make any demand for or exercise any right with respect to, the registration of our common stock or any securities convertible or exercisable or exchangeable for our common stock,

without, in each case, the prior written consent of Friedman, Billings, Ramsey & Co., Inc.

We have also agreed with the underwriters, for a period of 180 days after the date of this prospectus, subject to certain exceptions, not to offer, sell, pledge, contract to sell or otherwise dispose of our transfer, directly or indirectly, any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock, or file any registration statement with the SEC (except a registration statement on Form S-8 relating to our stock plan), without the prior written consent of Friedman, Billings, Ramsey & Co., Inc., except that we may make grants of stock options or stock awards under our stock plan and issue shares upon exercise of those options and we may issue shares of our common stock or securities convertible into or exchangeable for shares of our common stock in connection with acquisitions of any asset of another company or any joint venture; provided that such securities sold or otherwise disposed of in such acquisitions or joint ventures shall not exceed in the aggregate 10% of our common stock to be outstanding immediately upon completion of this offering. The 180-day lock up period may be extended for up to 18 calendar days where we announce or pre-announce earnings or material news or a material event within 17 days prior to, or approximately 16 days after, the termination of the 180-day period. Friedman, Billings, Ramsey & Co., Inc. may, in its discretion and at any time without notice, release all or any portion of the securities subject to these agreements.

The underwriters propose to offer our common stock directly to the public at $6.75 per share and to certain dealers at this price less a concession not in excess of $0.24 per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. In connection with this offering, we expect to incur expenses of approximately $2,793,850.

At our request, the underwriters have reserved up to 1.3% of the common stock being offered by this prospectus for sale to our directors, employees, business associates and related persons at the initial public offering price. The sales will be made by the underwriters through a directed share program. We do not know if these persons will choose to purchase all or any portion of this reserved common stock, but any purchases they do make will reduce the number of shares available to the general public. To the extent the allotted shares are not purchased in the directed share program, we will offer these shares to the public. These persons must commit to purchase no later than the close of business on the day following the date of this prospectus. Any directors, employees or other persons purchasing such reserved common stock will be prohibited from selling such stock for a period of 180 days after the date of this prospectus. The common stock issued in connection with the directed share program will be issued as part of the underwritten offer.

In a private placement concurrent with the closing of this offering, an affiliate of Friedman, Billings, Ramsey & Co., Inc. is expected to purchase $25 million of our common stock at a price equal to the initial public offering price in this offering, less the underwriting discount.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	short sales;

•	syndicate covering transactions;

•	imposition of penalty bids; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involve the sale by the underwriter of a greater number of shares of common stock than it is required to purchase in this offering, and purchasing common stock from us or in the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriter’s over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

Each underwriter may close out any covered short position either by exercising its over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, each underwriter will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriter may purchase shares pursuant to the over-allotment option.

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters also may impose a penalty bid on selling group members. This means that if the underwriters purchase shares in the open market in stabilizing transactions or to cover short sales, the underwriters can require the selling group members that sold those shares as part of this offering to repay the selling concession received by them.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Pursuant to an engagement letter agreement between us and Friedman, Billings, Ramsey & Co., Inc., Friedman, Billings, Ramsey & Co., Inc. agreed to act as lead underwriter or initial purchaser and sole book running manager or placement agent for this offering. The underwriters and their affiliates may provide us with investment banking, financial advisory, or commercial banking services in the future, for which they may receive customary compensation. In this regard, we have agreed, in addition to the items of compensation to be paid to the underwriters in connection with this offering, until the first anniversary of the date of completion of this offering, to grant Friedman, Billings, Ramsey & Co., Inc. a right of first refusal to act as lead underwriter or initial purchaser and sole book running manager or placement agent in connection with any public or private offering of our equity securities and to act as our financial advisor in connection with any sale of stock, or sale of all or substantially all of our assets, or any merger, acquisition or business combination in which we may engage.

The underwriters may confirm sales of the common stock offered by this prospectus to accounts over which they exercise discretionary authority but do not expect those sales to exceed 5% of the total common stock offered by this prospectus.

Our common stock has been approved for listing on the NYSE, subject to official notice of issuance, under the symbol “ECR.” In connection with the listing of our common stock on the NYSE, the underwriters will undertake to sell round lots of 100 shares or more to a minimum of 2,000 beneficial owners.

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock has been determined by negotiations among us and the underwriters. Among the primary factors considered in determining the initial public offering price were:

•	prevailing market conditions;

•	our capital structure;

•	the present stage of our development;

•	Encore Credit’s historical performance;

•	the market capitalization and stage of development of other companies that we and the underwriters believe to be comparable to us; and

•	estimates of our business potential and earning prospects.

A prospectus in electronic format may be available on the Internet sites or through other online services maintained by one or more of the underwriters and selling group members participating in the offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the underwriter or the selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or any selling group member’s website and any information contained in any other website maintained by the underwriters or any selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriters or any selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Certain Offering and Selling Restrictions

This prospectus does not constitute an offer to sell or a solicitation of an offer to purchase any shares of common stock in any jurisdiction in which it would be unlawful to make such offer or solicitation. In this regard:

•	the shares of common stock offered hereby have not been offered or sold and, prior to the expiration of a period of six months from the date of this prospectus, will not offer or sell any shares of common stock offered hereby to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers at Securities Regulations 1995;

•	we have only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA), in connection with the issue or sale of any shares of common stock offered hereby in circumstances in which section 21(1) of the FSMA does not apply to us;

•	we have complied and will comply with all applicable provisions of the FSMA and the Financial Services and Markets Act 2000 (Financial Promotions) Order 2001 with respect to anything done by them in relation to the shares of common stock offered hereby in, from or otherwise involving the United Kingdom;

•	in order to comply with the Netherlands Securities Market Supervision Act 1995 (Wet toezicht effectenverkeer 1995), the shares of common stock offered hereby shall only be offered in The

Netherlands, as part of their initial distribution or by way of reoffering, to individuals or legal entities who or which trade or invest in securities in the conduct of a business or profession (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, collective investment institutions, central governments, large international and supranational organizations, other institutional investors and other parties, including treasury departments of commercial enterprises, which as an ancillary activity regularly invest in securities; hereinafter, “Professional Investors”), provided that it must be made clear both upon making the offer and in any documents or advertisements in which a forthcoming offering of such shares is publicly announced (whether electronically or otherwise) that such offer is exclusively made to such Professional Investors;

•	the shares of common stock offered hereby may not be offered, sold or distributed in Spain except in accordance with the requirements of Law 24/1988, of 28 July, on the Securities Market (Ley 24/1988, de 28 de julio, del Mercado de Valores), as amended and restated, and the decrees and regulations made thereunder. Accordingly, the shares of common stock offered hereby may not be offered, sold or distributed in Spain except in circumstances which do not constitute a public offer of securities in Spain within the meaning of Spanish securities laws and regulations or without complying with all legal and regulatory requirements in relation thereto;

•	this prospectus has not been verified or registered with the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores), and therefore it is not intended for any public offer of the shares of common stock in Spain;

•	this prospectus has not been submitted to the registration procedures of the French Autorité des Marchés Financiers and, accordingly, the shares of common stock offered hereby may not be advertised, offered or sold to the public in France. Pursuant to Articles 1.411-1, 1.411-2 and 1.412-1 of the French Monetary and Financial Code, or the MF Code, purchasers of the common stock offered hereby may take part in the transaction only for their own account. Individual sales of these securities in France may only be made either to qualified investors in France as defined in Article 1.411-2 of the MF Code or to a restricted circle of investors as defined in Article 1.411-2 of the MF Code. When sales of securities are made to a restricted circle of investors as defined in Article 1.411-2 of the MF Code which is not less than 100 individuals, each of these individuals must provide certification as to their personal association, of a professional or family nature, with a member of our management. This prospectus or any other offering materials relating to the shares of common stock offered hereby may not be distributed in France to any person other than a qualified investor as defined therein;

•	no German sales prospectus (Verkaufsprospekt) within the meaning of the Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz, or the Act) of the Federal Republic of Germany has been or will be published with respect to the shares of common stock offered hereby. Individual sales of the common stock offered hereby to any person in Germany may only be made to (i) certain persons who on a professional or commercial basis (as defined in § 2 para. 1 German Sales Prospectus Act) purchase or sell securities for their own account or for the account of third parties, or (ii) to a limited group of persons (as defined in § 2 para. 2 German Sales Prospectus Act), and according to any other German securities, prospectus, tax, and other applicable laws and regulations. Each underwriter will comply with the Act and all other applicable legal and regulatory requirements. In particular, we have been advised that each of the underwriters has not engaged and will not engage in the public offering (öffentliches Angebot) within the meaning of the Act with respect to any of the shares of common stock offered hereby otherwise than in accordance with the Act;

•

any person who is in possession of the prospectus understands that no action has been or will be taken which would allow an offering of the common stock offered hereby to the public in Austria. Accordingly, the common stock offered hereby may not be offered, sold or delivered and neither this prospectus nor any other offering materials relating to these securities may be distributed or made available to the public in Austria. Any individual sales of the common stock offered hereby to any person in Austria were made only to a limited circle of institutional investors in accordance with

§ 3/1/11 of the Austrian Capital Markets Act or in a private placement where a maximum of 250 individuals were individually approached and identified by name. These securities must not be resold or sold other than in compliance with the Capital Markets Act;

•	this prospectus has not been and will not be registered with the Belgian Banking, Finance and Insurance Commission, or BFIC. The securities offering has not and will not be approved by the BFIC and the transaction will not be advertised in Belgium. Any person who is in possession of the prospectus understands that no action has been or will be taken which would allow an offering of the common stock offered hereby to the public in Belgium. Accordingly, the common stock offered hereby may not be offered, sold or delivered and neither this prospectus nor any other offering materials relating to these securities may be distributed or made available to the public in Belgium. The common stock offered hereby must not be offered, distributed or sold in Belgium except in compliance with the requirements for a non-public offering laid down in Articles 2 and 3 of the Royal Decree of 7 July 1999. Individual sales of these securities to any person in Belgium may only be made if (i) no unauthorized intermediary has been involved, (ii) the offer has not been advertised to more than fifty (50) individuals, and (iii) a maximum of fifty (50) individuals has been actively solicited. Individual sales of the common stock offered hereby to professional investors, as defined in Article 3 of the Royal Decree of 7 July 1999 are permitted, as well as individual sales for a consideration of at least Euro 250,000 per investor;

•	this prospectus has not been and will not be filed with or approved by the Danish Securities Council, or Fondsradet, or any other regulatory authority in the Kingdom of Denmark. The common stock offered hereby has not been offered or sold and may not be offered or sold or delivered directly or indirectly in Denmark, unless in compliance with Chapter 12 of the Danish Act on Trading in Securities, as amended from time to time, and the Danish Executive Order No. 166 of 13 March 2003 on the first public offer of certain securities issued pursuant thereto. The recipient of this prospectus may not forward any offer to, or replace themselves with any other investor in Denmark, without complying with the relevant laws;

•	this prospectus has not been prepared to comply with the standards and requirements applicable under Finnish law, including the Securities Market Act (26.5.1989/495), as amended, and it has not been approved by the Finnish Financial Supervision Authority. Any person who is in possession of the prospectus understands that no action has been or will be taken which would allow an offering of the common stock offered hereby to the public in Finland. The securities must not be, directly or indirectly, offered distributed or sold in Finland except in compliance with all applicable provisions of the laws of Finland, including the Finnish Securities Market Act (26.5.1989/495) and the regulations issued thereunder, as amended;

•	this prospectus has not been and will not be registered with the Icelandic Financial Supervisory Authority, or FME. The securities offering has not and will not be approved by the FME and the transaction will not be advertised in Iceland. Any person who is in possession of the prospectus understands that no action has been or will be taken which would allow an offering of the common stock to the public in Iceland. Accordingly, the common stock offered hereby may not be offered, sold or delivered and neither this prospectus nor any other offering materials relating to these securities may be distributed or made available to the public in Iceland;

•	this prospectus has not been and will not be registered with any regulatory or other authorities in Ireland. It does not constitute an invitation to the public in Ireland or any section thereof to subscribe for or purchase any shares or other securities in any company and accordingly is not a prospectus within the meaning of the Companies Act, 1963 (as amended) of Ireland or the European Communities (Transferable Securities and Stock Exchange) Regulations 1992 of Ireland. It is intended to be delivered on a confidential basis to no more than 20 persons in Ireland. This prospectus may not be reproduced, redistributed or passed on to any other person(s) in Ireland;

•

this prospectus has not been submitted to the clearance procedures of Commissione Nazionale per le Societa e la Borsa, or CONSOB, and has not been and will not be subject to the formal review or clearance procedures of CONSOB and accordingly may not be used in connection with any offering of common stock offered hereby in the Republic of Italy, or Italy, other than to “Professional Investors” (as defined below and in accordance with applicable Italian securities laws and regulations). Any offer of shares of the common stock offered hereby in Italy in relation to the offering is being made only to professional investors (each a “Professional Investor”), pursuant to Article 30, paragraph 2 and Article 100 a) of Legislative Decree No. 58 of 24 February 1998, as amended, or Decree No. 58, and as defined in Articles 25 and 31, paragraph 2 of CONSOB Regulation No. 11522 of 1 July 1998, as amended, or Regulation No. 11522, and excluding individuals as defined pursuant to the aforementioned Article 31, paragraph 2, who meet with requirements in order to exercise administrative, managerial or supervisory functions at a registered securities dealing firm (a Societa di Intermediazione Mobiliare, or SIM), management companies authorized to manage individual portfolios on behalf of third parties (Societa di Gestione del Risparmio, or SGR) and fiduciary companies (societa fiduciarie) managing portfolio investments regulated by Article 60, paragraph 4 of Legislative Decree No. 415 of 23 July 1996 and otherwise in accordance with applicable Italian laws and regulations provided therein. Under no circumstances should this prospectus be circulated among, or be distributed in Italy to any member of the general public in Italy or to individuals or entities falling outside the categories of Professional Investors. Any such offer or issue or any distribution of this prospectus within Italy and/or the rendering of advice of any nature whatsoever in connection with the offering must be conducted either by banks, investment firms (as defined in Decree No. 58) and financial companies enrolled in the special register provided for by Article 107 of Legislative Decree No. 385 of 1 September 1993, as amended, to the extent duly authorized to engage in the placement and/or underwriting of financial instruments in Italy in accordance with the relevant provisions of Decree No. 58;

•	this prospectus has not been and will not be registered with the Commission for the Supervision of the Financial Sector. The common stock offered hereby has not been and will not be authorized for public offering in Luxembourg and may not be offered or sold in Luxembourg in circumstances that would constitute a public offer unless the requirements of Luxembourg law concerning public offers have been complied with. This document may not be duplicated or passed to another person;

•	this prospectus has not been and will not be registered with or approved by the regulatory authorities in Monaco. This prospectus is personal to the recipient and has been prepared solely for use in connection with the offering described herein. Distribution of this prospectus to any person other than the recipient and those persons, if any, retained to advise such recipient with respect to the offer and sale of the securities is unauthorized, and any disclosure of any of its contents is prohibited. Each recipient, by accepting delivery of this prospectus, agrees to the foregoing and agrees to make no copies of this prospectus. This prospectus does not constitute an offer to sell, or any solicitation of an offer to buy, any of the shares offered hereby by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation. Neither the delivery of this prospectus nor any sale made hereunder of the shares described herein shall under any circumstances imply that the information herein is correct as of any date subsequent to the date hereof. If the recipient agrees to return this prospectus and all documents delivered concerning it to the initial purchaser or its representative who provided the same;

•	this prospectus has not been filed with the Norwegian company registry or with the Oslo stock exchange in accordance with the Norwegian Securities Trading Act, Chapter 5, and may therefore not be distributed to more than fifty potential investors in Norway;

•	this prospectus has not been and will not be approved by or registered with the Swedish Financial Supervisory Authority, or SFSA. The securities offering has not and will not be approved by the SFSA and the transaction will not be advertised in Sweden. Any person who is in possession of the prospectus understands that no action has been or will be taken which would allow an offering of the common stock offered hereby to the public in Sweden. Accordingly, neither this prospectus nor any other offering materials relating to the securities may be distributed or made available to the public in Sweden;

•

this prospectus may only be used by those persons to whom it has been handed out in connection with the offer described therein. The shares of common stock offered hereby are not offered to the public in

Switzerland. This prospectus constitutes neither a public offer in Switzerland nor a prospectus in accordance with the respective Swiss legislation. Accordingly, this prospectus may not be used in connection with any other offer and shall in particular not be distributed to the public in Switzerland; and

•	we have undertaken that we will comply with all applicable securities laws and regulations in each jurisdiction in which we offer, sell or deliver the shares of common stock offered hereby or possess or distribute this prospectus or any other offering material and will obtain any consent, approval or permission which is required by us for the purchase, offer or sale by us of shares of common stock under the laws and regulations in force in any jurisdiction to which we are subject or in which we make such offers or sales in all cases at our own expense.

LEGAL MATTERS

The validity of the common stock and certain other matters of Maryland law will be passed upon for us by Venable LLP, Baltimore, Maryland. Certain legal matters will be passed upon for us by our counsel, Latham & Watkins LLP. Certain tax matters described in this prospectus will be passed upon for us by Latham & Watkins LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Clifford Chance US LLP. Latham & Watkins LLP and Clifford Chance US LLP may rely on Venable LLP, as to matters of Maryland law.

EXPERTS

The consolidated financial statements of Encore Credit Corp. as of September 30, 2004, December 31, 2003, December 31, 2002 and inception date (October 18, 2001) to December 31, 2001, and the balance sheet of ECC Capital Corporation as of April 15, 2004, have been included in this prospectus in reliance upon the report of Grant Thornton LLP, independent accountants, included herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-11, including exhibits and schedules filed with the registration statement of which this prospectus is a part, under the Securities Act with respect to the common stock proposed to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to us and the common stock proposed to be sold in this offering, we refer you to the registration statement, including the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549. Copies of such material also can be obtained at prescribed rates by mail from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, DC 20549. The Securities and Exchange Commission’s toll-free number is 1-800-SEC-0330. In addition, the Securities and Exchange Commission maintains a web site, http://www.sec.gov, that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the Securities and Exchange Commission.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act, and will file periodic reports and proxy statements and will make available to our stockholders annual reports containing audited financial information for each year and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

Accountants and Management Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Encore Credit Corp.

We have audited the accompanying consolidated balance sheets of Encore Credit Corp. and Subsidiaries (the “Company”) as of September 30, 2004, December 31, 2003 and 2002, and the related consolidated statements of income, stockholders’ equity and cash flows for the nine month period ended September 30, 2004 and for the years ended December 31, 2003 and 2002, and for the period from October 18, 2001 (inception) to December 31, 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Encore Credit Corp. and Subsidiaries as of September 30, 2004, December 31, 2003 and 2002 and the results of its operations and its cash flows for the nine month period ended September 30, 2004 and for the years ended December 31, 2003 and 2002, and for the period from October 18, 2001 (inception) to December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Irvine, California

December 7, 2004

ENCORE CREDIT CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands)

	September 30, 2004	December 31,
		2003	2002
ASSETS
Cash and cash equivalents	$10,341	$5,483	$990
Restricted cash	2,138	1,125	900
Receivable from loan sales	10,942	5,533	3,047
Mortgage loans held for sale, net	705,972	594,510	359,757
Residual interests in securitization	1,906	1,596	—
Residual interests in securitization, pledged as collateral	33,333	—	—
Prepaid expenses and other assets	14,827	1,066	349
Equipment and leasehold improvements, net	6,934	4,311	1,946
Deferred tax asset	7,702	3,056	1,361

Total assets	$794,095	$616,680	$368,350

LIABILITIES AND STOCKHOLDERS’ EQUITY
Warehouse lines of credit	$693,428	$576,777	$351,128
Securities sold under agreements to repurchase	6,269	—	—
Accounts payable and accrued expenses	35,147	16,382	5,468
Income tax payable	7,901	3,481	3,263
Subordinated debt to shareholder, net	—	895	640

Total liabilities	742,745	597,535	360,499
Stockholders’ equity
Common stock authorized, 100,000,000 shares of $0.001 par value at September 30, 2004, December 31, 2003 and 2002; issued and outstanding, 21,727,823 at September 30, 2004 and 20,025,000 shares at December 31, 2003 and 2002	22	20	20
Series A Preferred Stock authorized, 15,000,000 shares of $0.001 par value at September 30, 2004, December 31, 2003 and 2002; issued and outstanding, 9,253,352 shares, liquidation value $4,626,676 at September 30, 2004, December 31, 2003 and 2002	9	9	9
Series B Preferred Stock authorized, 2,000,000 shares of $0.001 par value at September 30, 2004, December 31, 2003 and 2002; issued and outstanding, 1,000,000 shares, liquidation value $500,000 at September 30, 2004, December 31, 2003 and 2002	1	1	1
Additional paid in capital	11,630	6,580	6,471
Accumulated other comprehensive income	148	36	—
Deferred compensation related to stock options granted	(46)	(98)	—
Retained earnings	39,586	12,597	1,350

Total stockholders’ equity	51,350	19,145	7,851

Total liabilities and stockholders’ equity	$794,095	$616,680	$368,350

The accompanying notes are an integral part of these statements.

ENCORE CREDIT CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

	For the nine month period ended September 30,		For the year ended December 31,		Period from inception (October 18, 2001) to December 31, 2001
	2004	2003	2003	2002
		(unaudited)
Revenues
Gain on sale of loans, net	$112,762	$45,342	$64,410	$30,985	$—

Interest income	36,448	21,534	34,505	12,519	—
Interest expense	(18,563)	(12,725)	(19,605)	(6,572)	—

Net interest income	17,885	8,809	14,900	5,947	—

Total revenues	130,647	54,151	79,310	36,932	—
Expenses
Salaries and related expenses	36,396	14,613	28,566	19,047	73
Occupancy expense	3,844	1,745	2,671	820	—
Operating expenses	31,092	12,941	20,848	9,003	30
Professional fees	4,776	6,074	7,476	3,634	206
Termination of RFC financing arrangement	7,500	—	—	—	—
Loss on disposal of assets	161	26	65	—	—

Total expenses	83,769	35,399	59,626	32,504	309

Earnings/(losses) before income taxes	46,878	18,752	19,684	4,428	(309)
Provision for income taxes	19,735	7,983	8,437	2,769	—

Net income/(loss)	$27,143	$10,769	$11,247	$1,659	$(309)

Net income per share of common stock
Basic	$1.25	$0.54	$0.56	$0.08	$(0.02)
Diluted	$0.74	$0.35	$0.35	$0.05	$(0.02)

The accompanying notes are an integral part of these statements.

ENCORE CREDIT CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

Nine Month Period Ended September 30, 2004 and

Years ended December 31, 2003 and 2002

(in thousands)

	Number of Common Shares Outstanding	Common Stock	Series A Preferred Stock	Series B Preferred Stock	Series C Preferred Stock	Additional Paid In Capital	Accumulated Other Comprehensive Income	Deferred Compensation Related to Stock Options Granted	Retained Earnings	Total
Balance, October 18, 2001	—	$—	$—	$—	$—	$—	$—	$—	$—	$—
Issuance of common shares to shareholders	20,000	20	—	—	—	980	—	—	—	1,000
Net income	—	—	—	—	—	—	—	—	(309)	(309)

Balance, December 31, 2001	20,000	20	—	—	—	980	—	—	(309)	691
Issuance of common shares to shareholders	25	—	—	—	—	—	—	—	—	—
Issuance of common stock warrants	—	—	—	—	—	400	—	—	—	400
Amortization of discount on subordinated debt	—	—	—	—	—	—	—	—	—	—
Issuance of Series A preferred stock, 9,253,352 shares	—	—	9	—	—	4,092	—	—	—	4,101
Issuance of Series B preferred stock, 1,000,000 shares	—	—	—	1	—	999	—	—	—	1,000
Net income	—	—	—	—	—	—	—	—	1,659	1,659

Balance, December 31, 2002	20,025	20	9	1	—	6,471	—	—	1,350	7,851
Issuance of common stock options	—	—	—	—	—	109	—	(109)	—	—
Compensation expense from stock options	—	—	—	—	—	—	—	11	—	11
Amortization of discount on subordinated debt	—	—	—	—	—	—	—	—	—	—
Comprehensive Income:
Net income	—	—	—	—	—	—	—	—	11,247	11,247
Unrealized gain on residual interests in securitization, net of tax effect of $26	—	—	—	—	—	—	36	—	—	36

Total comprehensive income	—	—	—	—	—	—	—	—	—	11,283

Balance, December 31, 2003	20,025	20	9	1	—	6,580	36	(98)	12,597	19,145

The accompanying notes are an integral part of these statements.

ENCORE CREDIT CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY—Continued

Nine Month Period Ended September 30, 2004 and

Years ended December 31, 2003 and 2002

(in thousands)

	Number of Common Shares Outstanding	Common Stock	Series A Preferred Stock	Series B Preferred Stock	Series C Preferred Stock	Additional Paid In Capital	Accumulated Other Comprehensive Income	Deferred Compensation Related to Stock Options Granted	Retained Earnings	Total
Balance, December 31, 2003	20,025	$20	$9	$1	$—	$6,580	$36	$(98)	$12,597	$19,145
Exercise of common stock option	87	—	—	—	—	207	—	—	—	207
Exercise of common stock warrants	1,616	2	—	—	—	4,879	—	—	—	4,881
Compensation expense from stock options	—	—	—	—	—	—	—	16	—	16
Cancellation of stock options	—	—	—	—	—	(36)	—	36	—	—
Issuance of common stock warrants	—	—	—	—	—	11,242	—	—	—	11,242
Cancellation of common stock warrants	—	—	—	—	—	(11,242)	—	—	—	(11,242)
Issuance of Series C preferred stock, 3,000,000 shares	—	—	—	—	3	2,997	—	—	—	3,000
Redemption of Series C preferred stock, 3,000,000 shares	—	—	—	—	(3)	(2,997)	—	—	—	(3,000)
Dividends	—	—	—	—	—	—	—	—	(154)	(154)
Comprehensive Income:
Net income	—	—	—	—	—	—	—	—	27,143	27,143
Unrealized gain on residual interests in securitization, net of tax effect of $107	—	—	—	—	—	—	112	—	—	112

Total comprehensive income	—	—	—	—	—	—	—	—	—	27,255

Balance, September 30, 2004	21,728	$22	$9	$1	$—	$11,630	$148	$(46)	$39,586	$51,350

The accompanying notes are an integral part of these statements.

ENCORE CREDIT CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the nine month period ended September 30,		For the year ended December 31,		Period from inception (October 18, 2001) to December 31, 2001
	2004	2003	2003	2002
		(unaudited)
Cash flows from operating activities:
Net income/(loss)	$27,143	$10,769	$11,247	$1,659	$(309)
Adjustments to reconcile net income to cash used in operating activities:
Depreciation and amortization	1,765	838	1,272	405	—
Purchases of loans held for sale	(6,550,469)	(3,127,232)	(4,588,114)	(1,486,194)	—
Proceeds from sale of loans held for sale	6,408,207	2,778,372	4,352,212	1,126,672	—
Fair value adjustment of residual interest	(8,975)	(52)	(52)	—	—
Accretion of residual interest	(1,282)	(136)	(332)	—	—
Cash received from residual interest	7,008		—	—	—
Cash received from sale of residual interest	509	—	—	—	—
Loss on sale of residual interest	89	—	—	—	—
Other	193	218	331	40	—
Net change in:
Receivable from loan sales	(5,409)	(342)	(2,486)	(2,817)	—
Prepaid expenses and other assets	(13,761)	(583)	(717)	(349)	(229)
Deferred tax assets	(4,727)	(1,353)	(1,719)	(1,361)	—
Accounts payable and accrued expenses	18,766	2,360	10,914	5,233	—
Income tax payable	4,419	2,493	215	3,263	—

Net cash used in operating activities	(116,524)	(334,648)	(217,229)	(353,449)	(538)

Cash flows from investing activities:
Purchases of property, equipment and leasehold improvements, net	(4,459)	(2,118)	(3,702)	(2,167)	(185)

Net cash used in investing activities	(4,459)	(2,118)	(3,702)	(2,167)	(185)
Cash flows from financing activities:
Net increase in warehouse lines of credit	$116,651	$341,708	$225,649	$351,128	$—
Proceeds from subordinated debt	2,645	—	—	1,000	—
Payments of subordinated debt	(3,581)	—	—	—	—
Proceeds from reverse repurchase agreement	13,031	—	—	—	—
Payments of reverse repurchase agreement	(6,826)	—	—	—	—
Restricted cash	(1,013)	(1,183)	(225)	(900)	—
Dividend payments	(154)	—	—	—	—
Proceeds from issuance of common stock	5,088	—	—	—	1,000
Proceeds from issuance of preferred stock	3,000	—	—	4,866	235
Redemption of preferred stock	(3,000)	—	—	—	—

Net cash provided by financing activities	125,841	340,525	225,424	356,094	1,235

Net increase in cash and cash equivalents	4,858	3,759	4,493	478	512
Cash at beginning of the period	5,483	990	990	512	—

Cash at end of the period	$10,341	$4,749	$5,483	$990	$512

Supplemental cash flow information:
Cash used to pay interest	$18,925	$11,887	$17,521	$4,799	$—

Cash used to pay income taxes	$19,459	$6,843	$10,046	$866	$—

The accompanying notes are an integral part of these statements.

ENCORE CREDIT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2004 and December 31, 2003 and 2002

NOTE A—SUMMARY OF SIGNIFICANT ORGANIZATIONAL AND ACCOUNTING POLICIES

Encore Credit Corp. (the “Company”) was formed on October 18, 2001 in the State of California and began operations in March 2002. The Company is engaged in the mortgage banking business through the origination and sales of subprime mortgage loans. The Company purchases subprime mortgage loans through its network of brokers throughout the United States. Encore SPV I, and Encore SPV III, are wholly-owned subsidiaries, formed as Delaware business trusts, which have been established by the Company as special-purpose warehouse finance subsidiaries (see Note E).

Encore Credit Corporation of Minnesota, a wholly-owned subsidiary, was formed on July 9, 2004 in the state of Minnesota. ECC Capital Corporation, a wholly-owned subsidiary, was formed on April 1, 2004 in the state of Maryland. Bravo Credit Corporation, a wholly-owned subsidiary, was formed on March 24, 2004 in the state of California. Encore Credit Corporation of Minnesota and Bravo Credit Corporation are specialty finance companies engaged in the business of originating, purchasing, selling, and servicing mortgage loans secured primarily by first and subordinate mortgages on single-family residences.

On August 13, 2004, ECC Capital Corporation, a wholly-owned subsidiary of the Company, filed with the United States Securities and Exchange Commission a preliminary registration statement on Form S-11 in connection with the Company’s proposed conversion into a real estate investment trust, or REIT, and initial public offering. ECC Capital Corporation will form a wholly-owned subsidiary, ECC Merger Sub, a California corporation created for the interim purpose of effecting the merger. Concurrently with the initial public offering, ECC Merger Sub will merge with and into the Company, as the surviving entity. As a result of the merger, the Company will become ECC Capital Corporation’s wholly-owned subsidiary. Bravo Credit Corporation and Encore Credit Corporation of Minnesota will be ECC Capital Corporation’s indirect wholly-owned subsidiaries after the merger. Current shareholders of the Company will become stockholders of ECC Capital Corporation and will no longer be stockholders of the Company. For accounting purposes, the merger will be treated as a recapitalization of Encore Credit Corp. with ECC Capital as the acquirer (a reverse merger).

As required by Statement of Financial Accounting Standards No. 141 (“SFAS 141”), Business Combinations, the transaction will be accounted for as a transfer of net assets between entities under common control. The financial statements of ECC Capital will record the net assets transferred at their carrying values in the accounts of Encore Credit as though the transfer occurred at the beginning of the periods to be presented.

Principles of Consolidation

The consolidated financial statements of the Company include the financial position and results of Encore Credit Corp. and its wholly-owned subsidiaries. All material inter-company balances and transactions are eliminated in consolidation.

The Company has also formed special purpose entities (the Trusts) for the purpose of facilitating the sale of its loans through securitizations (see Note L). With the exception of certain limited residual interests retained by the Company, the beneficial interests in the trusts are held by third-parties. The structure of the trusts limits their activities to holding the transferred assets and transferring cash collected to the entities’ beneficial interest holders. These special purpose entities meet the definition of a qualified special purpose entity (“QSPE”) as detailed in Statement of Financial Accounting Standards No. 140 (“SFAS 140”), Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities and the accounts of the QSPEs are appropriately not included in the consolidated financial statements.

ENCORE CREDIT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

September 30, 2004 and December 31, 2003 and 2002

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, and contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant balance sheet items which could be materially affected by such estimates include the residual interests in securitizations, deferred taxes, repurchase allowance, and the carrying value of loans held for sale.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents.

Gain on Sale of Loans

Gains or losses resulting from sales or securitizations of mortgage loans are recognized at the date of settlement and are based on the difference between the selling price for sales or securitizations and the carrying value of the related loans sold. As part of the sale of a mortgage loan, the Company sells the servicing rights. The purchasing company pays the Company a service release premium for that right. This premium is included in “gain on sale of loans” in the accompanying Statements of Income.

Loan sales and securitizations are accounted for as sales when control of the loans is surrendered, to the extent that consideration other than beneficial interests in the loans transferred is received in the exchange. Retained interests in securitizations are measured by allocating the previous carrying value between the loans sold and the interests retained, if any, based on their relative fair values at the date of transfer.

Concentrations of Credit Risk

The Company maintains cash accounts in financial institutions that are guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) up to $100,000. At times, cash balances may be in excess of the amounts insured by the FDIC. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company originates approximately sixty percent of mortgage loans in the State of California. The concentration of mortgage loans originated in California increases the risk that any adverse economic, regulatory or other developments that may occur in California may adversely affect the Company’s results of operations or financial condition.

The Company originates real estate loans and generates revenues from the origination and sale of these loans. Although management closely monitors market conditions, such activities are sensitive to fluctuations in prevailing interest rates and real estate markets. A change in underlying economic conditions of the real estate market could have an adverse impact on the Company’s operations. The primary market risk facing the Company is interest rate risk. The Company utilizes various financial instruments, including forward sales contracts, to manage the interest rate risk related specifically to its mortgage loan inventory. The overall objective of the Company’s interest rate risk management policies is to offset changes in the values of these items resulting from changes in interest rates. The Company does not speculate on the direction of interest rates in its management of interest rate risk.

ENCORE CREDIT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

September 30, 2004 and December 31, 2003 and 2002

Mortgage Loans Held for Sale

Mortgage loans held for sale are carried at the lower of cost or market, which is computed on an individual loan basis, net of deferred loan origination costs and fees. Net unrealized losses, if any, are recognized by a direct reduction in loan value and a corresponding reduction to income.

Repurchase Allowance

The Company records a repurchase allowance for loans sold to investors where there is the potential for repurchase of those loans or indemnification of losses based on alleged violations of representations and warranties, which are customary to the mortgage banking industry. Provisions for losses are charged to operations and credited to the repurchase allowance and are determined to be adequate by management based upon the Company’s evaluation of the potential exposure related to the loan sale agreements over the life of the associated loans sold. In determining the adequacy of the repurchase allowance, management considers historical loss experience to identify the risks associated with the potential repurchase of loans sold. Amounts included in the repurchase allowance are recorded in accrued expenses.

A summary of the Company’s transactions in the repurchase allowance for the period ended September 30, 2004 and December 2003 and 2002 is as follows:

	September 30, 2004	December 31, 2003	December 31, 2002
	(in thousands)
Beginning balance	$830	$500	$—
Provision for repurchases	7,979	2,848	500
Recoveries	—	—	—
Amounts charged off	(4,249)	(2,518)	—

Ending balance	$4,560	$830	$500

Loan Origination Fees and Costs

Loan origination fees, as well as discount points and certain direct origination costs are initially capitalized, recorded as an adjustment of the cost of the loan, and reflected in earnings when the loan is sold as part of the gain or loss on the sale of loans.

Interest Income Recognition

Interest income is accrued as earned. Loans are placed on non-accrual status when any concern exists as to the ultimate collectibility of principal or interest. Loans return to accrual status when principal and interest become current and are anticipated to be fully collectible.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization which is charged to expense on a straight-line basis over the estimated useful lives of the assets or, in the case of leasehold improvements, over the term of the leases, whichever is shorter. Maintenance and repair costs are charged directly to expense as incurred. Improvements to premises and equipment that extend the useful lives of the assets are capitalized.

ENCORE CREDIT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

September 30, 2004 and December 31, 2003 and 2002

When assets are disposed of, the applicable costs and accumulated depreciation thereon are removed from the accounts and any resulting gain or loss is included in current operations. Rates of depreciation and amortization are based on the following estimated useful lives:

Furniture and equipment	Three to seven years
Leasehold improvements	Lesser of the lease term or estimated useful life

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates for the periods in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Advertising Expense

The Company’s policy is to charge advertising costs to expense when incurred.

Stock-Based Compensation

The Company accounts for its stock option plan in accordance with the provisions of Accounting Principles Board Opinion No. 25 (“APB 25”), Accounting for Stock Issued to Employees, and related interpretation. As such, the Company recognizes compensation expense related to its stock option plans only to the extent that the fair value of the shares at the grant date exceeds the exercise price. Had the estimated fair value of the options granted during the period been included in compensation expense following the provisions of Statement of Financial Accounting Standard No. 123 (“SFAS 123”), Accounting for Stock-Based Compensation, the Company’s net earnings would have been as follows:

					Period from inception (October 18, 2001) to December 31, 2001
	Nine months ended September 30,		Year ended December 31,
	2004	2003	2003	2002
		(unaudited)
	(in thousands, except per share data)
Net income (loss):
As reported	$27,143	$10,769	$11,247	$1,659	(309)
Compensation expense, net of tax	(192)	(219)	(440)	—	—

Pro forma	$26,951	$10,550	$10,807	$1,659	(309)

Income per share:
Basic, as reported	$1.25	$0.54	$0.56	$0.08	$(0.02)
Basic, pro forma	$1.24	$0.53	$0.54	$0.08	$(0.02)
Diluted, as reported	$0.74	$0.35	$0.35	$0.05	$(0.02)
Diluted, pro forma	$0.73	$0.35	$0.34	$0.05	$(0.02)

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 0%; expected volatility of 0%; risk-free interest rate at the date of grant which ranged from 3.55% to 4.76%; and expected life of 5-10 years.

ENCORE CREDIT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

September 30, 2004 and December 31, 2003 and 2002

Earnings Per Share

At September 30, 2003 and December 31, 2003 stock options outstanding to purchase 563,000 and 2,500,000 shares of common stock, at an exercise price of $0.60-$1.00, and $1.35, respectively, were outstanding but were not included in the computation of diluted earnings per share because the options’ exercise prices were greater than the estimated value of common shares during those periods and, therefore, the effect would be antidilutive. At September 30, 2004 and December 31, 2002 there were no stock options excluded from the computation of diluted earnings per share. At September 30, 2003 stock warrants outstanding to purchase 1,250,000 shares of common stock, at an exercise price of $0.75 were outstanding but were not included in the computation of diluted earnings per share because the warrants’ exercise price was greater than the estimated value of common shares during those periods and, therefore, the effect would be antidilutive. At September 30, 2004 and December 31, 2003 and 2002 there were no stock warrants excluded from the computation of diluted earnings per share.

Earnings per share were calculated as follows:

	Nine months ended September 30,		Year ended December 31,		Period from inception (October 18, 2001) to December 31, 2001
	2004	2003	2003	2002
		(unaudited)
	(in thousands, except per share data)
Basic and diluted earnings	$27,143	$10,769	$11,247	$1,659	$(309)

Weighted average number of shares issued	21,728	20,025	20,025	20,025	20,000
Net shares assumed issued using the treasury stock method for options outstanding during each period based on average market price	3,767	185	986	12	—
Net shares assumed issued using the treasury stock method for warrants outstanding during each period based on average market price	1,097	—	482	313	—
Dilutive effect on assumed conversion of preferred stock outstanding	10,253	10,253	10,253	10,253	—

Diluted shares	36,845	30,463	31,746	30,603	20,000

Earnings per share:
Basic	$1.25	$0.54	$0.56	$0.08	$(0.02)
Diluted	$0.74	$0.35	$0.35	$0.05	$(0.02)

Residual Interest in Securitization

Residual interests in securitizations represent interests retained from the sale of loans through securitizations that the Company structures as sales rather than financings, referred to as “off-balance sheet securitizations.” The Company may also sell residual interests in securitizations through what are sometimes referred to as net interest margin securities, or NIMS.

The Company sold mortgage loans to third parties in exchange for cash, and retained interests in the loans. The third party then transferred the mortgage loans to a Real Estate Mortgage Investment Conduit or Owners Trust (the “REMIC” or “Trust”), which is a qualifying special purpose entity (“QSPE”) as defined under SFAS 140. The Trust, in turn, issued interest bearing asset-backed securities (the “Certificates”). The Certificates were

ENCORE CREDIT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

September 30, 2004 and December 31, 2003 and 2002

sold without recourse except that the Company provides representations and warranties customary to the mortgage banking industry with respect to loans transferred to the Trust. The Trust used the cash proceeds from the sale of the Certificates to pay the Company the purchase price for the mortgage loans. The Trust also issued certificates representing interests in the excess interest spread and other residuals. The excess interest spread represents the present value of estimated cash flows that the holder of such Certificates will receive as a result of the interest collected from borrowers exceeding the interest paid to securityholders by the Trust. The Company retained the Certificates representing the excess interest spread and other residuals, herein referred to as residual interests. In addition, the Company provided a credit enhancement for the benefit of the investors in the form of additional collateral (“Over-collateralization” or “OC”) held by the Trust. The servicing agreements require that the OC be maintained at certain levels.

The Company allocates its basis in the mortgage loans and residual interests between the portion of the assets sold through the Certificates and the portion of retained interest based on the relative fair values of those portions on the date of sale. The Company recognizes gains or losses attributable to the changes in the fair value of the residual interests, which are recorded at estimated fair value and accounted for as either available-for-sale or trading securities. The Company determines the estimated fair value of the residual interests by discounting the expected cash flows released from the OC (the cash out method) using a discount rate commensurate with the risks involved. According to Emerging Issues Task Force 99-20 (“EITF 99-20”), Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets, increases to the fair value of available-for-sale residual interests are recorded as unrealized gains, net of tax, as a component of other comprehensive income, with the yield being adjusted on a prospective basis. Decreases to the fair value, that are considered to be other than temporary, are recorded as a loss against earnings in the period of the change. Changes to the fair value of trading residual interests are recorded through earnings as a component of the gain on sale of loans.

The Certificate holders and their securitization trusts have no recourse to the Company for failure of mortgage loan borrowers to pay when due. The Company’s residual interests are subordinated to the Certificates until the Certificate holders are fully paid.

Derivative Instruments

In connection with the Company’s strategy to mitigate interest rate risk on its residual assets and certain mortgage loans held for sale, the Company uses derivative financial instruments such as Eurodollar futures contracts. It is not the Company’s policy to use derivatives to speculate on interest rates. These derivative instruments have an active secondary market, and are intended to provide income and cash flow to offset potential reduced interest income and cash flow under certain interest rate environments. The derivative financial instruments and any related margin accounts are reported on the consolidated balance sheets at their fair value. Changes in the fair value of derivative instruments are reported as a component of gain on sale of loans. At September 30, 2004, the Company held short positions in Eurodollar futures contracts with a notional balance of $1,169,887,000 maturing in various amounts through June 2009. At September 30, 2004, the fair value of the contracts was a liability of $8,773,000 against which the Company was required by the counterparty to maintain a margin deposit of $12,151,000. As the counterparty and the Company have a right of offset, the net margin deposit of $3,378,000 is included as prepaid expenses and other assets.

Securities Sold Under Agreements to Repurchase

Transactions involving sales of securities under agreements to repurchase are recorded at their contractual amounts plus accrued interest and are accounted for as collateralized financings. As of September 30, 2004, the

ENCORE CREDIT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

September 30, 2004 and December 31, 2003 and 2002

Company had pledged residual interests in a securitization, which were valued at $33,333,000, in order to secure borrowings of $6,269,000. The borrowings carry an interest rate of 1-month LIBOR plus 1.75% and will be repaid from the cash flows received from the residual interests. At September 30, 2004 the 1-month LIBOR rate was 1.84%.

The Company continues to report assets it has pledged as collateral in secured borrowings, as the secured party does not have the right to sell or repledge the assets.

Recent Accounting Pronouncements

In March 2004, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 105 (“SAB 105”). SAB 105 contains specific guidance that significantly limits opportunities for registrants to recognize an asset related to a commitment to originate a mortgage loan that will be held for sale prior to funding the loan, which differs from the current accounting guidance provided by Statement of Financial Accounting Standards No. 149 (“SFAS 149”). SFAS 149 requires that the entity that makes the mortgage loan commitment record the commitment on its balance sheet at fair value, but does not address how to measure the fair value of the loan commitment. SAB 105 requires that fair value measurement of loan commitments include only differences between the guaranteed interest rate in the loan commitment and a market interest rate, excluding any expected cash flows related to the customer relationship or loan servicing. SAB 105 is effective for new loan commitments accounted for as derivatives entered into after March 31, 2004. SAB 105 permits registrants to continue to use previously applied accounting policies to commitments entered into on or before March 31, 2004.

The Company quotes interest rates to borrowers, which are generally subject to change by the Company. Although the Company typically honors such interest rate quotes, the quotes do not constitute interest rate locks. Thus, the adoption of SAB 105 did not have a material effect on the Company’s financial statements.

Reclassifications

Certain reclassifications have been made to prior years’ balances to conform to the September 30, 2004 presentation.

NOTE B—LOANS HELD FOR SALE

Mortgage loans held for sale consisted of the following:

	September 30, 2004	December 31, 2003	December 31, 2002
	(in thousands)
Mortgage loans held for sale	$695,744	$585,845	$355,313
Net deferred origination costs	10,228	8,665	4,444

Loans, net	$705,972	$594,510	$359,757

ENCORE CREDIT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

September 30, 2004 and December 31, 2003 and 2002

Gain on sale of loans was comprised of the following components for the nine months ended September 30, 2004 and 2003 and the year ended December 31, 2003 and 2002:

	September 30,		December 31,
	2004	2003	2003	2002
		(unaudited)
	(in thousands)
Gain from whole-loan sales	$220,705	$87,145	$131,634	$36,564
Provision for repurchases	(7,979)	(1,594)	(2,848)	(500)
Non-refundable loan fees, net	31	76	93	16
Lower of cost or market adjustment for loans held for sale	(1,719)	(669)	(1,547)	(300)
Deferred origination costs	(98,687)	(39,616)	(62,922)	(4,795)
Fair value adjustment of residual interest	8,975	—	—	—
Derivative loss	(8,564)	—	—	—

Gain on sale of loans, net	$112,762	$45,342	$64,410	$30,985

The Company did not sell any loans from inception (October 18, 2001) through December 31, 2001.

NOTE C—EQUIPMENT AND LEASEHOLD IMPROVEMENTS

The major classes of equipment and leasehold improvements are as follows:

	September 30, 2004	December 31, 2003	December 31, 2002
	(in thousands)
Furniture and equipment	$9,519	$5,409	$2,280
Leasehold improvements	743	523	71

	10,262	5,932	2,351
Less accumulated depreciation and amortization	(3,328)	(1,621)	(405)

	$6,934	$4,311	$1,946

The amount of depreciation and amortization included in operating expense was $1,757,000 and $838,000 for the nine-month periods ended September 30, 2004 and 2003, respectively and $1,272,000 and $405,000 for the years ended December 31, 2003 and 2002, respectively.

ENCORE CREDIT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

September 30, 2004 and December 31, 2003 and 2002

NOTE D—INCOME TAXES

The components of the income tax provision are as follows:

	Nine months ended September 30,		Year ended December 31,
	2004	2003	2003	2002
		(unaudited)
	(in thousands)
Current:
Federal provision	$18,530	$6,854	$7,617	$3,343
State provision	5,984	2,483	2,539	787

	24,514	9,337	10,156	4,130
Deferred:
Federal provision (benefit)	(3,790)	(1,073)	(1,324)	(1,134)
State provision (benefit)	(989)	(281)	(395)	(227)

	(4,779)	(1,354)	(1,719)	(1,361)

Total income tax expense	$19,735	$7,983	$8,437	$2,769

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows:

	September 30, 2004	December 31,
		2003	2003
	(in thousands)
Deferred tax assets:
Mark to market on loans held for sale	$1,649	$1,399	$1,136
Accruals and other reserves	3,004	2,230	402
Deferred compensation	3,216	—	—
Other	1,306	521	20

Total deferred tax assets	9,175	4,150	1,558

Deferred tax liabilities:
Depreciation and amortization	1,340	1,068	197
Other	133	26	—

Total deferred tax liabilities	1,473	1,094	197

Net deferred tax asset	$7,702	$3,056	$1,361

Reconciliation of the difference between the federal statutory income tax rate and the effective income tax rate are as follows:

	Nine months ended September 30,		Year ended December 31,
	2004	2003	2003	2002
		(unaudited)
Federal tax based on statutory rate	35.0%	35.0%	35.0%	34.0%
State tax, net of federal benefit	7.0%	7.0%	7.0%	7.0%
Permanent differences and other	0.1%	0.6%	0.9%	1.0%
Change in tax classification status (from S-Corp to C-Corp)	—	—	—	20.5%

	42.1%	42.6%	42.9%	62.5%

ENCORE CREDIT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

September 30, 2004 and December 31, 2003 and 2002

NOTE E—BORROWINGS

The Company has entered into warehouse line of credit agreements for the funding of mortgage loans as follows:

Maximum warehouse, repurchase, and aggregation facility amount	Wet funding sub-limit	Advance amount
		September 30, 2004	December 31, 2003	December 31, 2002	Borrowing rate	Maturity date
(in thousands)
$—	$—	$81,405	$303,007	$209,284	1.625% (2.50% for aged loans) plus one month LIBOR	November 3, 2004(1)

300,000	70,000	271,487	129,936	44,727	1.50% plus one month LIBOR	February 28, 2005

500,000	70,000	221,688	143,834	97,117	1.65% plus one month LIBOR	July 30, 2005

250,000	100,000	118,848	—	—	1.15% plus one month LIBOR	June 30, 2005

1,000,000	—	—	—	—	1.00% plus one month LIBOR	August 31, 2005

$2,050,000	$240,000	$693,428	$576,777	$351,128

(1)	Encore Credit’s warehouse facility with RFC was terminated on September 3, 2004.

The weighted average interest rate on these facilities was 2.95%, 3.47%, and 3.73% as of September 30, 2004, December 31, 2003, and December 31, 2002, respectively. As security for the repayment of the warehousing line of credit, the lenders have taken a security interest in the underlying mortgage loans and have obtained personal guarantees from key stockholders. Certain of our current warehouse and repurchase facilities contain a sub-limit for “wet” funding, which is the funding of loans for which the collateral custodian has not yet received the related loan documentation. As consideration for the warehouse lines of credit, the Company paid commitment fees of approximately $1,196,000 and $872,000 for the nine-month periods ended September 30, 2004 and 2003, respectively and $1,183,000 and $773,000 for the years ended December 31, 2003 and 2002, respectively. Interest on the warehouse lines of credit is calculated on a loan-by-loan basis and depends upon the loan type. The Company is in the process of negotiating new lines of credit.

Each of the warehouse lines requires that the Company meet certain financial covenants including minimum tangible net worth, leverage ratios, minimum liquid assets, minimum cash balances, and positive net income. The Company was in compliance with these covenants at September 30, 2004. The Company was not in compliance with a covenant related to maintaining a minimum cash balance of 30% of equity for one warehouse line at November 30, 2004. The Company received a waiver from the warehouse lender concerning the non-compliance.

The cumulative amount of restricted cash under the minimum balance requirements at September 30, 2004, December 31, 2003, and December 31, 2002 was $2,138,000, $1,125,000, and $900,000, respectively.

The Company has formed a Delaware business trust as a special purpose entity (Encore SPV I or “the Trust”) to facilitate the financing of certain of its loans held for sale. The accounts of this special purpose entity are included in the consolidated financial statements of the Company as the structure is such that the Company retains control, as defined by SFAS No. 140, of the assets transferred to the entity. However, the Trust represents a separate entity from the Company and is considered to be bankruptcy remote from the Company. As such, the Company is not legally liable on the debts of the Trust, except for an amount limited to 10% of the maximum

ENCORE CREDIT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

September 30, 2004 and December 31, 2003 and 2002

dollar amount of the Notes permitted to be issued and to obligations resulting from certain guarantees. The Company sells loans to the Trust which are financed by the Trust by issuing and selling to UBS Real Estate Securities (“UBS”) certain Notes. The Trust had assets of $223,942,000, $148,976,000 and $97,113,000 at September 30, 2004, December 31, 2003 and December 31, 2002, respectively, in whole-loans and liabilities representing short-term debt due UBS of $221,688,000, $143,834,000 and $97,117,000, respectively. There were no REO properties in the Trust as of September 30, 2004, December 31, 2003 and December 31, 2002.

The Company has formed a Delaware business trust as a special purpose entity (Encore SPV III or “the Trust”) to facilitate the financing of certain of its loans held for sale. The accounts of this special purpose entity are included in the consolidated financial statements of the Company as the structure is such that the Company retains control, as defined by SFAS 140, of the assets transferred to the entity. However, the Trust represents a separate entity from the Company and is considered to be bankruptcy remote from the Company. As such, the Company is not legally liable on the debts of the Trust. The Company sells loans to the Trust which are financed by the Trust by issuing and selling to Wachovia Bank certain Notes. As of September 30, 2004, the Trust had assets of $1 and no liabilities.

NOTE F—CAPITAL STOCK

Series A Preferred Stock

Each share of Series A Preferred Stock is convertible, at the option of the holder, into such number of fully paid and non-assessable shares of common stock of the Company as determined by dividing the Original Series A Issue Price by the Conversion Price in effect on the date the certificate is surrendered for conversion. The Conversion Price shall be the Original Series A Issue Price. The Series A Preferred Stock has liquidation preference of $0.50 per share, plus any declared but unpaid dividend and ranks senior to the Company’s common stock.

The holders of Series A Preferred Stock are entitled to receive, if and when declared, noncumulative, annual cash dividends at a rate of $0.001 per share, per annum.

Series B Preferred Stock

Each share of Series B Preferred Stock is convertible, at the option of the holder, into such number of fully paid and non-assessable shares of common stock of the Company as determined by dividing the Original Series B Issue Price by the Conversion Price in effect on the date the certificate is surrendered for conversion. The Conversion Price shall be the Original Series B Issue Price. The Series B Preferred Stock has a liquidation preference of $0.50 per share, plus any declared but unpaid dividend and ranks senior to the Company’s common stock and Series A Preferred Stock.

The holders of Series B Preferred Stock are entitled to receive, if and when declared, noncumulative, annual cash dividends at a rate of $0.001 per share, per annum.

NOTE G—COMMITMENTS AND CONTINGENCIES

Loan Commitments

Commitments to fund loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses. Also, external market forces affect the probability of commitments being exercised; therefore, total

ENCORE CREDIT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

September 30, 2004 and December 31, 2003 and 2002

commitments outstanding do not necessarily represent future cash requirements. The Company quotes interest rates to borrowers, which are generally subject to change by the Company. Although the Company typically honors such interest rate quotes, the quotes do not constitute interest rate locks, minimizing the potential interest rate risk exposure. The Company had commitments to fund loans of approximately $339 million and $213 million at September 30, 2004 and December 31, 2003, respectively.

Commitments to sell loans generally have fixed expiration dates or other termination clauses and may require payment of a commitment or a non-delivery fee. The Company had outstanding commitments to sell loans of $289 million and $100 million to whole-loan investors at September 30, 2004 and December 31, 2003, respectively. Historically, the Company has fulfilled all commitments to sell loans. These commitments are not considered derivative instruments as defined by SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as these commitments do not contain a net settlement provision, nor do the non-delivery fees fluctuate with the overall change in value of loans during the commitment period.

Lease Commitments

The Company leases and co-leases office space under noncancelable operating leases, which expire at various dates through 2010. Total rent expense related to these leases amounted to approximately $3,445,000 and $1,821,000 for the nine-month periods ended September 30, 2004 and 2003, respectively, and $2,704,000 and $936,000 for the years ended December 31, 2003 and 2002, respectively. Future minimum rental commitments under all noncancelable operating leases at September 30, 2004 were as follows:

Year ending December 31,	Rental Commitments	Co-lease Payments	Net
	(in thousands)
2004(1)	$1,538	$(27)	$1,511
2005	5,255	(108)	5,147
2006	3,926	—	3,926
2007	3,055	—	3,055
2008	2,258	—	2,258
Thereafter	3,618	—	3,618

	$19,650	$(135)	$19,515

ENCORE CREDIT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

September 30, 2004 and December 31, 2003 and 2002

The Company leases equipment under noncancelable capital leases, which expire at various dates through 2007. Future minimum rental commitments under all noncancelable capital leases at September 30, 2004 were as follows:

Year ending December 31,	Rental Commitments
(in thousands)
2004(1)	$303
2005	1,050
2006	855
2007	389
2008	69
Thereafter	40

Total future minimum payments	2,706
Less amounts representing interest	(367)

$2,339

(1)	At September 30, 2004, future lease commitments for 2004 cover the months of October through December.

The carrying value and accumulated depreciation of equipment recorded under capital leases were $2,183,000 and $371,000, respectively, as of September 30, 2004 and $282,000 and $19,000, respectively, as of December 31, 2003. There were no capital leases as of December 31, 2002.

Litigation

The Company filed an application to register the mark ENCORE CREDIT CORP. on November 21, 2001 for originating, purchasing and selling residential mortgage loans. The application was approved by the Patent and Trademark Office, and published for opposition on June 24, 2003. The application was opposed on the grounds that the opposing party believed it had the right to use the mark. On October 22, 2004, Encore Credit and the opposing party entered into a service mark license and use agreement pursuant to which Encore Credit agreed to pay $250,000 for the exclusive, non-revocable right (provided Encore Credit complies with applicable state and federal laws) to use the mark in connection with the wholesale and retail subprime residential mortgage loan business throughout the world, excluding the States of Texas and Florida.

Encore Credit, Sprint Funding (formerly Park Place Capital), Steven Holder and Jon Daurio, a shareholder who is a former executive officer and director, are co-plaintiffs in a legal action against Christopher Lappi, a former employee of Park Place Capital. ECC Capital is not a party to this legal proceeding. There is no cross-complaint in the action. Claims against other co-defendants have been settled and dismissed. The complaint alleges that this former employee misappropriated personal, confidential and/or privileged information of Sprint Funding, Encore Credit and Messrs. Holder and Daurio and unlawfully provided this information to a litigation adversary in a litigation matter between Encore Credit and a competitor that has since been settled. The complaint alleges claims based upon trespass, conversion, computer crimes (under the California Penal Code Section 502) invasion of privacy and related matters. The complaint further alleges that, as a result of these actions by the former employee, Encore Credit, Sprint Funding and Messrs. Holder and Daurio were harmed. The matter is presently set for trial on April 11, 2005. Encore Credit has agreed to pay all legal expenses of Messrs. Holder and Daurio incurred in connection with this legal action and will be reimbursed out of the aggregate recovery, if any, awarded to Encore Credit and Messrs. Holder and Daurio. In addition, after

ENCORE CREDIT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

September 30, 2004 and December 31, 2003 and 2002

reimbursement of expenses incurred, Encore Credit will receive 70% of the remaining aggregate recovery, if any, awarded to the plaintiffs.

Encore Credit has been involved, from time to time, in a variety of mortgage lending related claims and other matters incidental to its business in addition to the matters described above. In our opinion, the resolution of any of these pending incidental matters is not expected to have a material adverse effect on our consolidated financial position and results of operations.

NOTE H—EMPLOYEE BENEFIT PLANS

The Company has a 401(k) plan that covers substantially all full-time and part-time employees. Participants may contribute up to $13,000, with discretionary Company matching. Participants vest 100% immediately in employee contributions and 20% per year over five years in employer contributions. The Company did not make any contributions to the employee benefit plan during the nine-month periods ended September 30, 2004 and 2003 and the years ended December 31, 2003 and 2002.

In December 2003, the Company established a nonqualified deferred compensation plan entitled, “The Executive Nonqualified Excess Plan,” covering key managerial employees. This plan allows the deferral of up to 80% of the participants’ compensation into the plan, and allows the Company to match or make profit sharing credits to the plan at the sole discretion of management. Participants are immediately 100% vested in both compensation deferrals and Company contributions, and are able to receive payments from the Plan after the completion of 5 years of service. As of December 31, 2003, management had approved a $2.5 million contribution to the Plan which was classified as an accrued expense as of December 31, 2003. During the nine-month period ended September 30, 2004, management approved additional contributions totaling $1.5 million. Participants of the nonqualified deferred compensation plan are able to designate investment options for their individual accounts. Although the Company is not required to directly invest in the options elected by the participants, the Company is liable to participants for the value of those investments. Accordingly, the deferred compensation liability is adjusted to reflect the Company’s obligation to participants based upon the performance of their investment options. As of September 30, 2004, the Company’s deferred compensation liability was $5,587,000.

The Company has purchased a Corporate Owned Life Insurance policy (or “COLI”) to cover the participants of the deferred compensation plan. The Company is the principal beneficiary of the life insurance plan and participants are permitted to designate a beneficiary for a portion of the benefits. The cash surrender value of the plan at September 30, 2004 was $5,446,000 and is included in prepaid expenses and other assets. At September 30, 2004 the Company has borrowed $3,018,000 against their cash value in the plan, which is reflected in accounts payable and accrued expenses.

NOTE I—TRANSACTIONS WITH AFFILIATES AND RELATED PARTY

Sprint Funding Corporation (“Sprint”) has common principal owners and officers with the Company and shares common facilities. Sprint paid the Company approximately $75,000 and $88,000 for office space that was co-leased during the nine-month periods ended September 30, 2004 and 2003, respectively, and $112,000 and $120,000 during the years ended December 31, 2003 and 2002, respectively. The Company also received approximately $41,000 and $84,000 for accounting and information technology services that were provided to Sprint during the same nine-month periods and $101,000 and $90,000 during the years ended December 31, 2003 and 2002, respectively. In addition, the Company paid approximately $525,000 and $849,000 in fees related to

ENCORE CREDIT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

September 30, 2004 and December 31, 2003 and 2002

the purchase of loans from Sprint during the nine-month periods ended September 30, 2004 and 2003, respectively, and $1,180,000 and $750,000 during the years ended December 31, 2003 and 2002, respectively.

During 2002, the Company entered into a note agreement with Sprint, in which the Company lent $150,000 to Sprint. Sprint repaid $154,000 during the period ended September 30, 2003, representing outstanding principal and interest.

The Company issued two Subordinated Notes, totaling $1,000,000, to a shareholder. Interest on the notes is at 10% per annum. Interest on these notes is payable on the last day of each month until maturity. The Company repaid the notes during the period ended September 30 2004. In connection with the Subordinated Notes, the Company entered into two warrant agreements on May 31, 2002 and November 26, 2002 with a shareholder pursuant to which the shareholder was granted warrants to acquire 625,000 shares under each agreement (1,250,000 in total) of the Company’s common stock at $0.75 per share, all of which warrants were outstanding at September 30, 2004. The fair value of the warrants was determined using the Black-Scholes model using the following assumptions on the date of the grant: expected life, 4 years; risk-free interest rate, 3.64%, volatility, 50%, dividend yield, 0%. The resulting fair value of $400,000 was recorded as a discount to the Subordinated Notes and an increase in additional paid-in capital (common stock warrants) on the balance sheet. During the nine-month periods ended September 30, 2004 and 2003, $105,000 and $192,000 and $255,000 and $40,000 during the years ended December 31, 2003 and 2002, respectively, of the discount was amortized as additional interest expense. As of September 30, 2004, the entire discount had been amortized to interest expense.

The Co-Chief Executive Officer and Chairman’s spouse has been employed by Encore Credit as an account executive since April 2002. She was paid approximately $546,000 in 2002, $713,000 in 2003 and $425,000 for the nine months ended September 30, 2004 in total compensation pursuant to Encore Credit’s stated compensation structure for account executives.

The Co-Chief Executive Officer and President’s spouse has been employed by Encore Credit as an account executive since May 2002. She was paid approximately $1.1 million in 2002, $2.8 million in 2003 and $2.4 million for the nine months ended September 30, 2004 pursuant to Encore Credit’s stated compensation structure for account executives.

ENCORE CREDIT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

September 30, 2004 and December 31, 2003 and 2002

NOTE J—FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of the Company’s financial instruments are as follows:

	Carrying amount			Estimated fair value
	September 30, 2004	December 31,		September 30, 2004	December 31,
		2003	2002		2003	2002
	(in thousands)

Financial assets
Cash and cash equivalents	$10,341	$5,483	$990	$10,341	$5,483	$990
Residual interests in securitization	1,906	1,596	—	1,906	1,596	—
Residual interests in securitization, pledged as collateral	33,333	—	—	33,333	—	—
Mortgage loans held for sale, net	705,972	594,510	359,757	714,899	606,399	366,952
Receivable from loan sales	10,942	5,533	3,047	10,942	5,533	3,047

Financial liabilities
Accounts payable and accrued expenses	35,147	16,382	5,468	35,147	16,382	5,468
Warehouse lines of credit	693,428	576,777	351,128	693,428	576,777	351,128
Subordinated debt to shareholder, net	—	895	640	—	895	640
Securities sold under agreements to repurchase	6,269	—	—	6,269	—	—

The estimated fair value amounts of the Company’s financial instruments have been determined using available market information and valuation methods that the Company believes are appropriate under the circumstances. These estimates are inherently subjective in nature and involve matters of significant uncertainty and judgment to interpret relevant market and other data. The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts. The following describes the methods and assumptions used in estimating fair values:

•	Cash and cash equivalents: The carrying amounts represent fair value.

•	Residual interests in securitization: The carrying amount represents the present value of estimated future cash flows.

•	Mortgage loans held for sale, net: The fair value of loans held for sale is derived primarily from quoted market prices for loans with similar coupons, maturities and credit quality and also takes into account the value to be received under the Company’s current forward loan sale commitments.

•	Receivable from loan sales: The carrying amounts represent fair value.

•	Accounts payable and accrued expenses: The carrying amounts represent fair value.

•	Warehouse line of credit: The carrying amount is a reasonable estimate of fair value because of the relatively short period of time between the draw date of the instrument and its expected repayment date, and because the lines of credit bear variable rates of interest.

•	Subordinated debt to shareholder: The carrying amount is a reasonable estimate of fair value, as rates currently available to the Company for debt with similar terms and remaining maturities are not significantly different from those of the subordinated debt.

•	Securities sold under agreements to repurchase: The carrying amount is a reasonable estimate of fair value because of the relatively short period of time between the sale date and repurchase date.

ENCORE CREDIT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

September 30, 2004 and December 31, 2003 and 2002

•	Off-balance sheet commitments: The Company assigns no fair value to its off-balance sheet commitments to fund loans and to sell loans because there are no interest rate lock commitments, the Company does not charge or pay fees for these commitments and because there is currently no other reliable method available to the Company for valuing these commitments.

NOTE K—TRANSACTIONS WITH RESIDENTIAL FUNDING CORPORATION

In April 2004, Encore Credit and Residential Funding Corporation (“RFC”) executed a series of agreements which included a warehousing agreement, revolving subordinated debt agreement, loan sale commitment agreement, a shared execution mortgage loan purchase agreement whereby Encore Credit agreed to sell to RFC certain residential mortgage loans, a securities purchase agreement and a letter agreement which provided Encore Credit with the ability to declare a “short-term event”. The warehouse and revolving subordinated debt agreements were to mature in March 2007.

Pursuant to the securities purchase agreement, on April 6, 2004, RFC purchased 3,000,000 shares of Encore Credit’s Series C Redeemable Preferred Stock for $3,000,000 and Encore Credit issued RFC a warrant covering the purchase of up to an aggregate of 6,061,209 shares of Encore Credit’s common stock for an aggregate exercise price of $3,000,000. The fair value of the warrants, estimated at $12,221,000, was recorded as a discount to the RFC warehouse line and an increase in additional paid-in capital on the balance sheet. The fair value of the warrants was determined using the Black-Scholes model using the following assumptions on the date of the grant; expected life, 10 years; risk-free interest rate, 3.95%, volatility, 0%, dividend yield, 0%. In addition, on April 6, 2004, Encore Credit and RFC entered into a registration rights agreement and pursuant to the subordinated debt agreement, Encore Credit borrowed $2,000,000 from RFC.

Under the short-term event letter agreement, if Encore Credit declared a “short-term event”, it would be obligated to redeem all of its equity securities issued to RFC in return for a payment in an amount equal to the liquidation preference of the preferred stock, the issuance to RFC of a replacement warrant to purchase shares of Encore Credit’s common stock (the number of shares subject to which would represent at least 3% of Encore Credit’s common stock outstanding) and a contingent redemption payment of at least $10 million.

RFC also entered into an agreement with the Company and its Co-Chief Executive Officer and Chairman (who is also the Company’s majority shareholder) under which the Co-Chief Executive Officer and Chairman guaranteed all of the Company’s obligations under the warehouse agreement. The Company granted the Co-Chief Executive Officer and Chairman a warrant exercisable only if the Company declared a short-term event under the short-term event letter agreement. Upon declaration of a short-term event the Co-Chief Executive Officer and Chairman was required to exercise the warrant to the extent of an aggregate exercise price equal to at least 50% of the cash payable by the Company to RFC under the short-term letter agreement. The number of shares subject to the warrant was not fixed, but a function of the number of shares covered by the replacement warrant received by RFC under the terms of the short-term letter agreement.

On May 29, 2004, Encore transferred $25.5 million in loans to RFC under the shared execution agreement and recognized a residual interest equal to the present value of future cash flows derived from the excess coupon rate on the loans over the required index rate established by RFC. The Company recognized this transaction as a whole-loan sale on a service released basis in accordance with SFAS 140, as the Company did not retain control other than a beneficial interest. The Company recorded a residual interest value of $772,000 at the date of sale. RFC advanced the Company $645,000 which was secured by the residual interest.

ENCORE CREDIT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

September 30, 2004 and December 31, 2003 and 2002

On June 22, 2004, the Company repaid $2,000,000 outstanding under the subordinated debt agreement. On June 24, 2004, the Company declared a short-term event. On August 6, 2004, Encore Credit and RFC agreed to terminate all agreements. The termination agreement provided for the following:

•	The Company agreed to pay RFC $7,500,000 in full satisfaction of the Company’s obligations under the short-term event letter agreement and the agreement was terminated. The amount of the payment made by the Company was separately negotiated as part of the termination agreement. The Company was not required to make the contingent redemption payment nor issue a replacement warrant as contemplated by the short-term event letter agreement.

•	RFC agreed to continue to fund advances under the warehouse agreement until September 3, 2004. The maturity date of the warehouse agreement was accelerated to November 5, 2004. The Company agreed to immediately repay $592,000 of principal and interest due under the term loan provisions of the warehouse agreement. On November 15, 2004 all remaining amounts due under the warehouse agreement were repaid to RFC.

•	The subordinated debt agreement was terminated.

•	The Company’s Co-Chief Executive Officer and Chairman was released from his guarantee to RFC of the Company’s obligations under the warehouse agreement. On August 9, 2004, he exercised a warrant to purchase 1,616,323 shares of Encore Credit common stock for an aggregate price of $2,000,000. This warrant grant resulted in a charge to earnings of approximately $2.9 million for the nine months ended September 30, 2004.

•	The loan sale commitment and shared execution agreements were terminated.

•	RFC returned to the Company and relinquished all rights associated with the Series C preferred stock and warrants, and the securities purchase agreement was terminated. The Company agreed to pay $3,048,000 to RFC (representing the liquidation preference of $3,000,000 plus $48,000 in declared but unpaid dividends) to redeem the 3,000,000 shares of Series C preferred stock held by RFC.

On August 9, 2004, Encore Credit paid all amounts due to RFC pursuant to the termination agreement. In addition, RFC acquired the Company’s residual interest in the whole-loan sale in settlement of advances secured by the residual interest. The Company recorded a loss of $89,000 on the sale of the residual interest.

The provisions of the termination agreement replaced the terms of the short-term letter agreement. The termination agreement was intended by the Company to unwind the various agreements and all business relationships with RFC. The payment of $7,500,000 made by the Company to RFC was the cost to the Company of terminating the relationship with RFC and it has been accounted for as contract termination expense for the nine months ended September 30, 2004. The warrants were returned to the Company as part of the termination agreement. As the initial agreements with RFC were unwound shortly after they were executed, upon entering into the termination agreement the Company reversed the recording of the warrant issuance by reversing the debt discount recorded on the RFC warehouse line of $11,203,000, debt discount amortization expense recorded through the date of the termination agreement of $1,018,000 and additional paid- in-capital recorded upon issuance of the warrants of $12,221,000.

ENCORE CREDIT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

September 30, 2004 and December 31, 2003 and 2002

NOTE L—RESIDUAL INTEREST

The following table summarizes activity in residual interests (in thousands):

Balance, December 31, 2002	$—
Residual interest from securitization	1,150
Mark-to-market adjustment	52
Accretion of residual interest	332
Unrealized gain	62

Balance, December 31, 2003	1,596
Residual interests from securitization	30,028
Mark-to-market adjustment	8,975
Residual interest from share execution	772
Accretion of residual interests	1,282
Cash received from residual interests	(6,826)
Cash received from shared execution	(182)
Unrealized gain	192
Sale of residual interest from shared execution	(509)
Loss on sale of residual from shared execution	(89)

Balance, September 30, 2004	$35,239

Purchasers of securitization bonds and certificates have no recourse against the other assets of the Company, other than the assets of the trust. Additionally, the counterparty to the shared execution agreement does not have recourse against the other assets of the Company. The value of the Company’s residual interests is subject to credit, prepayment and interest rate risk on the transferred financial assets.

The Company uses certain assumptions and estimates to determine the fair value allocated to the residual interests at the time of initial sale and each subsequent reporting date in accordance with SFAS 140. These assumptions and estimates include projections concerning the various rate indices applicable to the Company’s loans and the pass-through rate paid to bondholders, credit loss experience, prepayments rates, and a discount rate commensurate with the risks involved. These assumptions are reviewed periodically by management. If these assumptions change, the related asset and income would be affected.

For the securitization transaction completed in 2003, the fair value assigned to the residual interests at the date of securitization was $1,202,000. Key economic assumptions used to measure the residual interest at this date were as follows: prepayment curves which resulted in a weighted average life of 2.21 years; a weighted average static pool loss of 3.00%; a discount rate of 33.00%; and the actual LIBOR forward curve at the time of the securitization.

For the securitization transaction completed in June 2004, the fair value assigned to the residual interests at the date of securitization was $18,814,000. Key economic assumptions used to measure the residual interest at this date were as follows: prepayment curves which resulted in a weighted average life of 2.85 years; a weighted average static pool loss of 3.75%; a discount rate of 18.00%; and the actual LIBOR forward curve at the time of the securitization.

For the securitization transaction completed in July 2004, the fair value assigned to the residual interests at the date of securitization was $14,430,000. Key economic assumptions used to measure the residual interest at this date were as follows: prepayment curves which resulted in a weighted average life of 3.80 years; a weighted

ENCORE CREDIT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

September 30, 2004 and December 31, 2003 and 2002

average static pool loss of 3.75%; a discount rate of 18.00%; and the actual LIBOR forward curve at the time of the securitization.

For the shared execution transaction completed in 2004, the fair value assigned to the residual interests at the date of the transaction was $772,000. Key economic assumptions used to measure the residual interest at this date were as follows: prepayment curves which resulted in a weighted average life of 3.59 years; a weighted average static pool loss of 4.16%; a discount rate of 12.50%; and the actual LIBOR forward curve at the time of the securitization. As part of the RFC termination agreement discussed in Note K, the Company sold the remaining residual interest from the shared execution to RFC for $509,000 and recorded a loss on the sale of $89,000. The loss was calculated by taking the original fair value of $772,000 plus interest accretion of $8,000, less cash receipts of $182,000, less cash received from the sale of $509,000 to compute the loss of $89,000.

As of September 30, 2004, December 31, 2003, and December 31, 2002 key economic assumptions and the sensitivity of the current fair value of residual interests in securitizations and in the shared execution to immediate 10% and 20% adverse changes in those assumptions are illustrated in the following table:

	September 30, 2004	December 31,
		2003	2002
	(in thousands)
Carrying value/fair value of residual interests	$35,239	$1,596	—

Assumed weighted average life in years	3.51	2.23	N/A
Decline in fair value with 10% adverse change	$2,085	$227	N/A
Decline in fair value with 20% adverse change	$3,109	$421	N/A

Assumed cumulative pool losses	3.19%	3.00%	N/A
Decline in fair value with 10% adverse change	$2,365	$75	N/A
Decline in fair value with 20% adverse change	$4,686	$136	N/A

Assumed discount rate	19.75%	33.00%	N/A
Decline in fair value with 10% adverse change	$1,305	$106	N/A
Decline in fair value with 20% adverse change	$2,523	$204	N/A

Interest rate assumptions	1-month LIBOR	1-month LIBOR	N/A
Decline in fair value with 10% adverse change	$4,308	$285	N/A
Decline in fair value with 20% adverse change	$8,607	$464	N/A

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10% and 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in the assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the residual interest is calculated without changing any other assumption when, in reality, changes in one factor may result in changes in another (for example, increases in interest rates may result in lower prepayments and higher credit losses) which may magnify or counteract the sensitivities.

ENCORE CREDIT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

September 30, 2004 and December 31, 2003 and 2002

The table below summarizes cash flows received in connection with securitizations:

	September 30, 2004	December 31,
		2003	2002
	(in thousands)
Cash proceeds from new securitizations	$1,097,346	$224,683	$—
Initial deposits to OC (Over Collateral) accounts	—	(2,939)	—
Cash flows received from residuals	6,826	—	—

The following table summarizes delinquencies and credit losses as of September 30, 2004 for the Company’s securitized loans and loans held for sale:

	Original principal amount of loans	Current principal amount of loans	Delinquent principal over 60 days	Inception to- date credit losses (net of recoveries
	(in thousands)
Adjustable rate loans	$909,571	$845,245	$6,446	$57
Fixed rate loans	388,031	342,999	851

Total managed loans	$1,297,602	$1,188,244	$7,297	$57

Loans sold through securitization	$1,297,602	$1,188,244	$7,297	$57
Loans held for sale

Total managed loans	$1,297,602	$1,188,244	$7,297	$57

The following table summarizes delinquencies and credit losses as of December 31, 2003 for the Company’s securitized loans and loans held for sale:

	Original principal amount of loans	Current principal amount of loans	Delinquent principal over 60 days	Inception to- date credit losses (net of recoveries
	(in thousands)
Adjustable rate loans	$139,448	$115,028	$8,208	$—
Fixed rate loans	78,154	69,618	372	—

Total managed loans	$217,602	$184,646	$8,580	$—

Loans sold through securitization	$217,602	$184,646	$8,580	$—
Loans held for sale	—	—	—	—

Total managed loans	$217,602	$184,646	$8,580	$—

As discussed in note A, the loans sold through securitization in the table above have been sold by the Company to an off-balance sheet trust. The Company’s only ownership interest in the off-balance sheet trust is its residual interests in securitizations of $35,239,000 and $1,596,000 at September 30, 2004 and December 31, 2003, respectively.

ENCORE CREDIT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

September 30, 2004 and December 31, 2003 and 2002

NOTE M—STOCK OPTIONS

On October 19, 2001, the Board of Directors approved the 2001 Stock Option Plan (the “Plan”), which is an incentive qualified and nonqualified stock option plan for employees and a nonqualified plan for non-employees. The total number of shares available for grant is 5,400,000 shares of Common Stock. The Company issued stock options with immediate vesting and stock options that vest over a period of 5 years. Options that vest over 5 years are vested 20% after the first anniversary of the date of grant and, thereafter, yearly in part or in whole so as to be fully vested 5 years from the date of grant and expire 5 years from that date. According to the Plan, the exercise price at the date of grant will be determined by a minimum percentage of the fair market value, specific for each type of grant, at that date.

Stock option activity under the Plan is summarized as follows:

	Number of shares	Weighted average exercise price
Balance at January 1, 2002	—	—
Granted	25,000	$0.50
Exercised	—	—
Canceled	—	—

Balance at December 31, 2002	25,000	$0.50
Granted	4,293,500	$1.02
Exercised	—	—
Canceled	—	—

Balance at December 31, 2003	4,318,500	$1.02
Granted	676,000	$3.04
Exercised	(86,500)	$0.54
Canceled	(102,800)	$0.51

Balance at September 30, 2004	4,805,200	$1.32

Options exercisable at September 30, 2004	3,470,700	$1.35

At September 30, 2004 and December 31, 2003, the range of exercise prices, the number outstanding, weighted average remaining term and weighted average exercise price of options outstanding and the number exercisable, and weighted average price of options currently exercisable are as follows:

	September 30, 2004
	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.50-0.75	1,588,200	7.18	$0.55	658,200	$0.57
1.00-1.35	2,541,000	8.97	1.35	2,502,500	1.35
3.00-4.00	676,000	9.73	3.04	310,000	3.00

$0.50-4.00	4,805,200	8.48	$1.32	3,470,700	$1.35

ENCORE CREDIT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

September 30, 2004 and December 31, 2003 and 2002

	December 31, 2003
	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.50-0.75	1,776,000	9.23	$0.55	453,000	$0.60
1.00-1.35	2,542,500	9.72	1.35	2,500,000	1.35

$0.50-1.35	4,318,500	9.53	$1.02	2,953,000	$1.24

The following table presents the issuances of stock options during the 12 months prior to September 30, 2004, including the date of grant, the number of options issued, the exercise price, and the fair value of the Company’s common stock at the date of grant, and the value of in-the-money stock options as of September 30, 2004. The intrinsic value of the options was $0 at each grant date, as the fair value of the Company’s common stock exceeded the value of the stock options issued.

Date	Options issued	Exercise Price	Fair value of common stock at date of grant	Value of unexercised in-the-money options at September 30, 2004
12/31/03	22,500	$1.22	$1.22	$110,025
12/31/03	2,500,000	1.35	1.22	11,900,000
4/12/04	75,000	3.00	2.35	233,250
6/15/04	35,000	3.00	2.35	108,850
6/28/04	531,000	3.00	2.88	1,651,410
7/26/04	25,000	4.00	2.88	52,750
8/03/04	10,000	3.00	2.88	31,100

	3,198,500			$14,087,385

NOTE N—CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The entities reported below are of the Company and its wholly-owned subsidiaries for which separate financial information is available and for which net revenues and net operating income amounts are evaluated regularly by management in assessing performance.

ENCORE CREDIT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

September 30, 2004 and December 31, 2003 and 2002

Balance Sheet information as of September 30, 2004 (in thousands):

	Encore Credit Corp.	ECC Capital Corp.	Bravo Credit Corp.	Encore Credit Corp. of Minnesota	Eliminations	Consolidated
Cash and cash equivalents	$8,722	$817	$503	$299	$—	$10,341
Loans held for sale	705,972	—	—	—	—	705,972
Other assets	79,970	—	112	—	(2,300)	77,782

Total assets	794,664	817	615	299	(2,300)	794,095

Warehouse line	693,428	—	—	—	—	693,428
Other liabilities	49,220	1	96	—	—	49,317

Total liabilities	742,648	1	96	—	—	742,745
Total stockholders’ equity	52,016	816	519	299	(2,300)	51,350

Total liabilities and stockholders’ equity	$794,664	$817	$615	$299	$(2,300)	$794,095

There is no information available as of December 31, 2003 and 2002, as ECC Capital Corporation, Bravo Credit Corporation and Encore Credit Corporation of Minnesota were formed in 2004.

Statement of Income information for the nine months ended September 30, 2004 (in thousands):

	Encore Credit Corp.	ECC Capital Corp.	Bravo Credit Corp.	Encore Credit Corp. of Minnesota	Eliminations	Consolidated
Gain on sale of loans, net	$112,762	$—	$—	$—	$—	$112,762
Net interest income	17,887	—	(2)	—	—	17,885
Expenses	83,104	184	480	1	—	83,769
Provision for income taxes	19,735	—	—	—	—	19,735

Net income	$27,810	$(184)	$(482)	$(1)	$—	$27,143

There is no information available for the year ended December 31, 2003 and 2002, as ECC Capital Corporation, Bravo Credit Corporation and Encore Credit Corporation of Minnesota were formed in 2004.

Accountants and Management Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

ECC Capital Corporation

We have audited the accompanying balance sheet of ECC Capital Corporation as of April 15, 2004. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of ECC Capital Corporation as of April 15, 2004, in conformity with accounting principles generally accepted in the United States of America.

Irvine, California

July 6, 2004

ECC CAPITAL CORPORATION

BALANCE SHEET

(dollars in thousands)

April 15, 2004

ASSETS
Cash	$1,000

Total assets	$1,000

STOCKHOLDER’S EQUITY
Common stock, $.001 par value, 1000 shares authorized; 100 shares issued and outstanding	$—
Additional paid-in-capital	1,000

Total stockholder’s equity	$1,000

See accompanying notes to balance sheet.

ECC CAPITAL CORPORATION

NOTES TO BALANCE SHEET

April 15, 2004

NOTE A—SUMMARY OF SIGNIFICANT ORGANIZATIONAL AND ACCOUNTING POLICIES

ECC Capital Corporation (“ECC”) was incorporated on April 1, 2004 under the laws of the State of Maryland, ECC Capital Corporation intends to operate as a Qualified Real Estate Investment Trust (“REIT”) and Encore Credit Corp. (“Encore”), Bravo Credit Corporation and Encore Credit Corporation of Minnesota will become ECC’s taxable REIT subsidiaries. Encore was formed on October 18, 2001 in the State of California and began operations in March 2002. Encore is engaged in the mortgage banking business through the origination and sales of non-prime mortgage loans. Encore purchases non-prime mortgage loans through its network of brokers throughout the United States.

The activities of ECC to date have focused primarily on raising equity capital and establishing a corporate infrastructure to support planned principal operations.

Concentrations of Credit Risk

ECC currently maintains its cash with certain major financial institutions. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation.

Common Stock

In connection with the initial capitalization of the Company, the Company’s sole stockholder, Encore Credit Corp., acquired 100 shares of the Company’s common stock for $1,000,000.

57,189,693 Shares

ECC Capital Corporation

Common Stock

PROSPECTUS

FRIEDMAN BILLINGS RAMSEY

STIFEL, NICOLAUS & COMPANY

INCORPORATED

FLAGSTONE SECURITIES

JMP SECURITIES

ROTH CAPITAL PARTNERS

February 14, 2005

Dealer Prospectus Delivery Requirement

Until March 11, 2005, 25 days after the date of this prospectus, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.